Amendment No. 2 to Draft Registration Statement, as confidentially submitted to the Securities and Exchange Commission on June 2, 2021.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

NALU MEDICAL, INC.

(Exact name of Registrant as specified in its charter)

Delaware	3841	47-2189314
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2320 Faraday Ave., #100

Carlsbad, CA 92008

(760) 448-2360

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Earl Fender

President and Chief Executive Officer

Nalu Medical, Inc.

2320 Faraday Ave., #100

Carlsbad, CA 92008

(760) 448-2360

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Martin J. Waters Zachary B. Myers Eric Hsu Wilson Sonsini Goodrich & Rosati, P.C. 12235 El Camino Real, San Diego, California 92130 (858) 350-2300	Jeffrey Swiecki Chief Financial Officer Nalu Medical, Inc. 2320 Faraday Ave., #100 Carlsbad, CA 92008 (760) 448-2360	B. Shayne Kennedy Denis Griffin Latham & Watkins LLP 650 Town Center Drive, 20th Floor Costa Mesa, California 92626 (714) 755-8181

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.   ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company.” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☒	Smaller reporting company	☒

Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.   ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value per share	$	$

(1)	Includes offering price of any additional shares of common stock that the underwriters have the option to purchase.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated                 , 2021

                Shares

Common Stock

This is an initial public offering of shares of common stock by Nalu Medical, Inc.

We are offering          shares of our common stock. This is our initial public offering price and no public market exists for our common stock. We anticipate the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the Nasdaq Global Market under the symbol “NALU.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced reporting requirements for this prospectus and may elect to do so in future filings. Investing in our common stock involves a high degree of risk. Please see section entitled “Risk Factors” starting on page 16 to read about risks you should consider carefully before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to us	$	$

(1)	See the section titled “Underwriting” for a description of the underwriting discounts and commissions and offering expenses.

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of                additional shares of common stock at the public offering price less underwriting discounts and commissions.

The underwriters expect to deliver the shares of common stock to purchasers on or about                 , 2021.

J.P. Morgan	BofA Securities	William Blair

BTIG		JMP Securities

The date of this prospectus is                , 2021.

Through and including                  , 2021 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

We and the underwriters have not authorized anyone to provide you any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

For investors outside of the United States: We have not, and the underwriters have not, done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and financial statements included elsewhere in this prospectus. It does not contain all of the information that may be important to you and your investment decision. You should carefully read this entire prospectus, including the sections titled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes. In this prospectus, unless context requires otherwise, references to “we,” “us,” “our,” “Nalu,” or “the Company” refer to Nalu Medical, Inc. and its consolidated subsidiary.

Overview

We are a medical technology company focused on developing and commercializing innovative and minimally invasive solutions for patients with chronic neuropathic pain. Our Nalu neurostimulation system, or Nalu system, delivers gentle electrical pulses to the nervous system to modulate pain signals to the brain. We designed our Nalu system to address major unmet needs in the treatment of chronic neuropathic pain and provide a differentiated value proposition for patients and physicians. We believe that our miniaturized implantable pulse generator, or IPG, offers the many clinical and practical benefits of a battery-free, minimally invasive implant without compromising on pain relief or therapeutic capabilities. We believe these features position us to drive commercial adoption by appealing to physicians who are using alternative neurostimulation therapies for chronic neuropathic pain and expanding the population of chronic pain patients who are interested in neurostimulation therapy. Because our Nalu system is FDA-cleared and CE Marked for both spinal cord stimulation, or SCS, and peripheral nerve stimulation, or PNS, indications, we enjoy commercial access to an approximately $3.0 billion annual target market opportunity in the United States alone, which we believe is both significantly underpenetrated and is poised for expansion.

Chronic pain has become a widespread global issue due to aging populations, progress in saving lives after catastrophic injury, and an increase in the number of surgeries that result in chronic pain. Our Nalu system is designed to manage chronic neuropathic pain, which is a very common and particularly intractable type of chronic pain that results from diseased or damaged nerves and typically cannot be cured, but only managed, with long-term therapies. We estimate that in 2019 approximately 13 million to 16 million adults in the United States suffered from moderate to severe chronic neuropathic pain. Of these we estimate that in 2020 approximately 4 million to 5 million adults in the United States suffered from moderate to severe chronic neuropathic low back pain, and, based on claims data in 2018, approximately 2 million to 3 million additional adults in the United States suffered from moderate to severe chronic neuropathic pain of a peripheral origin in other areas of the body, including the knees, shoulders, hips, legs, and feet. We believe that patients suffering from chronic neuropathic pain are motivated to seek treatment due to the life-altering impact of the condition.

Medical devices performing SCS and PNS are well-established treatment alternatives for chronic neuropathic pain patients who have failed conventional medical management. However, we believe that other commercially available SCS and PNS systems have significant limitations that have impeded broad adoption. Although SCS is a developed market with established reimbursement and U.S. sales of approximately $2.3 billion in 2019, the market is only approximately 5% to 10% penetrated with respect to the population of patients suffering from moderate to severe chronic neuropathic low back pain. However, we believe that U.S. sales in the SCS and PNS market declined in 2020 due to limited patient-physician interactions as a result of the COVID-19 pandemic. We believe that many patients and physicians are often deterred from using other commercially available SCS systems due to issues associated with form factor, such as the large surgical incision due to implant size, pain at the implant site, known as pocket pain, and complications associated with implanted chemical batteries. For example, research conducted in 2000 using IPGs similar in size to currently commercially available IPGs has demonstrated that approximately 25% of potential SCS patients decline neurostimulation therapy, with the most commonly cited reasons being either fear of the stimulator or unwillingness to undergo another surgery. We have designed our Nalu system to overcome both of these objections.

PNS is a developing market that remains significantly underpenetrated due to technology challenges of other commercially available systems, such as limited capabilities and longevity. We estimate, based on 2018 claims data, that there were approximately 500,000 patients with chronic neuropathic pain of a peripheral origin under the care of pain specialists in the United States. Assuming a similar level of penetration to the SCS market, we believe this represents a total addressable opportunity of over $1.0 billion annually. We believe there is a significant unmet need in both the SCS and PNS markets for a therapy alternative that overcomes the challenges related to form factor and functionality associated with commercially available neurostimulation systems, without compromising effective long-term pain management.

Our proprietary Nalu system consists of a fully-featured, battery-free, miniaturized IPG, which is powered by an externally worn Therapy Disc and controlled through a smartphone based remote control app. By eliminating the implanted chemical battery used to power most commercially available SCS systems, we are able to significantly reduce the overall size of the implant to 1.5 cubic centimeters, or cc, in volume. This is substantially smaller than commercially available IPGs, which range from 13.9 cc to 40.9 cc, and allows for a minimally invasive procedure and has the potential to expand patient acceptance of our therapy. Our proprietary nPower microchip provides a broad menu of programmable therapy options, including those offered by established competitors. This technology also allows us to provide Pulsed Stimulation Patterns, or PSP, therapy, which is our novel family of therapy offerings that are designed with multiple patterns in layers.

We believe our system offers significant advantages over other commercially available SCS and PNS systems that will drive its broad adoption. The primary benefits of our Nalu system include:

•

Strong patient preference: Based on surveys of 59 patients who were provided non-branded images of three different device options, our patient research has shown a strong preference for our Nalu system over existing commercially available neurostimulation devices. We believe this will help expand adoption by physicians and allows us to capture market share.

•

Battery-free miniaturized IPG: Our battery-free IPG obviates the invasiveness and costs of replacement surgeries due to implanted battery related issues such as premature battery depletion and battery charging complications which may be associated with other commercially available SCS systems.

•

Novel PSP family of therapy options: Under our current FDA cleared and CE Marked labeling, we are able to deploy a variety of therapy options and combinations using our PSP family. We believe our unique therapeutic layering approach allows for each layer to be individually adjusted to potentially activate a distinct mechanism. We believe the concept allows for the potential benefits of multiple, different therapies to be combined into one.

•

Proprietary microchip technology that allows for a broad menu of therapy options: We believe that offering a broad menu of therapy options enables physicians to customize therapy and adapt to patients’ evolving needs. We believe this flexibility helps improve responder rates and maintain long-term pain management. In addition to our novel PSP, we offer the following therapy options:

•	tonic stimulation (up to 1,500Hz);

•	pulse dosing;

•	multiple independent current sources that enable current steering;

•	burst (single pattern);

•	scheduling;

•	paired therapy (multiple therapies in a single program); and

•	combination therapy (paresthesia and non-paresthesia in a single program).

•

Minimally invasive procedure: We designed our Nalu system to be deployed through a minimally invasive procedure, which uses a small incision of approximately 0.5 inch, whereas other IPGs require an approximately two-inch incision and larger pockets. Larger incision sizes correlate with higher rates of infection. We believe we reduce the infection rate and surgical pain associated with the larger incision and pocket size required to accommodate an implantable battery, and our clinical and commercial experience through March 31, 2021 has been consistent with our design objectives.

•

Longest IPG service life in the United States: Equipped with an FDA-cleared and CE Marked IPG labeling for a service life of 18 years, our implant offers the longest service life across commercially available IPGs in the United States. This may reduce replacement surgeries that are disruptive to patients’ lives and costly for patients and payors.

•

Highly upgradeable: Our proprietary microchip technology allows for our Nalu system software to be easily upgraded over time to add new, FDA-cleared therapy options and other useful features for patients without the risks and costs associated with additional surgeries.

•

Clinical and commercial experience indicating our device is safe, effective, and easy-to-use for its cleared indications: Our nPower study, an ongoing prospective, multi-center open label clinical trial in Australia, demonstrated that effective and sustained lower back and leg pain reduction can be achieved with our Nalu system. Study patients using our proprietary PSP therapy who have achieved twelve months of follow-up by December 31, 2020 reported an average 78% reduction in lower back pain and an average 84% reduction in leg pain. In addition, we have not received any reports of pocket pain from study participants through one year follow-up. This study also validated the ease of use and wearability of our system. These results are further supported by patient and physician feedback from our ongoing commercial experience.

We believe these compelling points of differentiation relative to other commercially available SCS and PNS systems offer key benefits for patients, physicians, and payors that continue to drive adoption of our Nalu system by chronic neuropathic pain physicians and their patients.

As of March 31, 2021, more than 250 patients had been implanted with our Nalu system in a clinical or commercial setting. We regularly survey implant patients to understand their feedback and, as of May 29, 2021, we have received survey results from 149 patients, for both SCS and PNS, indicating that patients are generally very satisfied with our Nalu system. For example, 82% of patients indicated that they would be “likely” to “very likely” to recommend a Nalu system to a friend with similar pain as themselves. We typically offer these patients a small number of the adhesive clips used to secure the Therapy Disc in our Nalu system in exchange for their participation in these surveys.

We plan to continue to build our clinical and commercial evidence base with publication of longer-term data from our nPower Australia study demonstrating sustained reduction of lower back and leg pain through twelve months. We are also currently enrolling a prospective multi-center study in SCS patients in the United States, initiating large-scale registries on SCS and PNS patients to track commercial experience, and designing and planning for a randomized clinical trial of our device in PNS to support market development and expanded reimbursement.

We market our Nalu system in the United States for SCS and PNS indications through our direct sales team that, as of March 31, 2021, includes 38 territory managers, supported by clinical specialists. Our specialized and dedicated direct sales organization targets physicians who treat patients with chronic neuropathic pain. We estimate that there were approximately 7,200 physicians treating chronic neuropathic pain patients with SCS or PNS systems in 2019, and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. Our target markets for SCS and PNS are also highly synergistic, as we believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures. While we intend to initially focus our growing commercial efforts in the United States, in the future, we intend to opportunistically pursue commercial expansion in Europe, Australia, or other geographies.

Our near-term research and development activities are focused on enhancements and improvements of our Nalu system that we are designing to meet the evolving needs of patients and physicians. We continue to invest resources towards expanding our product offering and advancing our proprietary nPower technology with software updates to broaden our menu of therapy options. We may also obtain regulatory approval or clearance in the future to commercialize our technology for additional indications.

We commenced an initial commercial launch of our Nalu system in June 2019 following FDA clearance of our Nalu system, but did not commence a full commercial launch until the third quarter of 2020. As a result, our limited commercialization experience may make it difficult to evaluate current business and predict our future prospects. The COVID-19 pandemic, and the measures imposed to contain it, delayed the conversion of our limited launch to a full commercial launch, which occurred in the third quarter of 2020. During the year ended December 31, 2020, we generated revenue of $3.8 million and a net loss of $27.8 million, compared to revenue of $0.2 million and a net loss of $18.9 million during the year ended December 31, 2019 and during the three months ended March 31, 2021, we generated revenue of $1.4 million and a net loss of $10.8 million, compared to revenue of $0.5 million and a net loss of $7.6 million during the three months ended March 31, 2020.

Our Competitive Strengths

We are focused on transforming the lives of patients suffering from chronic neuropathic pain by developing, manufacturing, and commercializing our innovative and minimally invasive Nalu system, which we believe offers a compelling value proposition for a large and significantly underpenetrated market. We believe the continued growth of our company will be driven by the following competitive strengths:

•	Innovative technology offering compelling clinical and technical advantages relative to other commercially available neurostimulation therapies;

•	Proprietary platform technology with ability to access multiple underpenetrated markets;

•	Attractive value proposition for patients, physicians, and payors;

•	Favorable and established reimbursement and coverage paradigm;

•	Robust technical, engineering and design expertise, supported by our strategic IP portfolio; and

•	Proven management team with a track record of value creation.

Our Market and Industry

Chronic neuropathic pain is a very common and particularly intractable subset of chronic pain that results from diseased or damaged nerves. We estimate that in 2020 approximately 13 million to 16 million adults in the United States suffered from moderate to severe chronic neuropathic pain. We also estimate that in 2020 approximately 4 million to 5 million adults in the United States suffered from chronic neuropathic low back pain, and, based on 2018 claims data, approximately 2 million to 3 million adults in the United States suffered from chronic neuropathic pain of a peripheral origin.

Because chronic neuropathic pain generally cannot be cured, effective long-term pain management is the goal. Patients with chronic neuropathic pain are typically placed on a treatment progression plan that begins with medical management. When medical management is not sufficient, patients may progress to interventional techniques, such as steroid injections, nerve blocks, or nerve ablation. Severe to moderate pain patients who do not respond to these techniques are considered candidates for more advanced treatment options, including spine surgery, long-term oral opioids or neurostimulation systems. While spine surgery and long-term oral opioids are effective for some patients, the need for safer and more effective pain therapies has led to movements seeking less invasive or non-addictive alternatives, including SCS neurostimulation systems targeting nerves in the spine and PNS systems targeting nerves in the periphery. Our Nalu system is cleared for use for SCS in adult patients with chronic, intractable pain of the trunk and limbs, and for PNS in adult patients with severe, intractable pain of peripheral nerve origin.

Spinal cord stimulation

SCS is a neurostimulation technology in which thin wires, or leads, are placed under the skin of the back next to the spine. These leads are typically controlled by an IPG which generates gentle electrical pulses to modulate the pain generation process. Most commercially available SCS IPGs have an internal chemical battery, which either requires frequent recharging through an externally worn charger or surgical replacement upon battery depletion. While SCS systems with rechargeable batteries are labeled for use for up to 10 years in the United States prior to requiring replacement, studies have demonstrated that SCS systems with non-rechargeable batteries may require surgical replacement within as few as two years.

Therapy success, or responder rate, with other commercially available SCS systems has historically been defined as the percentage of patients with 50% or greater pain relief. Recent randomized controlled studies of other commercially available systems have shown between 13.6% and 76.5% responder rates. Based on clinical results, Nalu patients have shown responder rates at three months of 86% and 81% in each of leg pain and low back pain respectively.

SCS market opportunity

We estimate that the global market for SCS systems has grown to approximately $3.0 billion in global sales in 2019. In the United States, where reimbursement is well established, we estimate that 2019 SCS sales were approximately $2.3 billion, representing 77% of the global market. Despite several decades of commercial efforts by large, established incumbent players, the SCS market remains only 5 to 10% penetrated. We estimate that approximately 600,000 patients with moderate to severe chronic neuropathic low back pain visited a pain specialist in the United States in 2020. We believe that many of these patients who did not receive a SCS implant may be appropriate candidates for SCS devices, and we are seeking to establish our innovative, differentiated Nalu system as the standard of care for use in chronic intractable pain of the trunk and limbs in this large, underpenetrated market.

Peripheral nerve stimulation

PNS is a neurostimulation technology in which leads are placed under the skin next to targeted peripheral nerves. The leads are controlled by an IPG or an implantable receiver. The commercially available PNS systems that utilize an IPG must find an implant location that can accommodate the large battery, which limits the potential implant sites to a few locations. These implant sites can be far from the target peripheral nerves and require the leads to travel long distances and cross joints, resulting in an increased risk for lead breakage or migration. Due to the challenges created by large IPGs, some PNS systems utilize an external pulse generator, or EPG, which is worn externally. In these systems, the EPG generates the pulses and transmits the therapy to a separately implanted receiver or lead. While these embedded receivers or leads are typically smaller than IPGs and allow for placement closer to the target nerve, they are associated with significant drawbacks that limit the consistency and the efficacy of the therapy.

PNS market opportunity

We estimate that there were approximately 500,000 patients with chronic neuropathic pain of a peripheral origin under the care of pain specialists in the United States, based on claims data in 2018. Assuming a similar level of penetration to the SCS market, we believe this represents a total addressable market opportunity of over $1.0 billion annually and that we have an opportunity to develop and penetrate the market beyond that level. While PNS therapy has been commercially available for as long as SCS, we believe that the market is substantially underpenetrated. We believe the small number of patients receiving PNS implants is due to the technology limitations of other commercially available PNS systems, as well as an historical lack of innovation that has resulted in limited market development by the relatively few, small incumbent players.

Limitations of other commercially available neurostimulation treatments for chronic neuropathic pain

SCS Systems

While commercially available SCS systems have demonstrated effectiveness at reducing chronic neuropathic pain, we believe the following limitations are the primary barriers to broader adoption in this large, underpenetrated patient population with significant unmet needs:

•   Level of invasiveness from large size of implant: Based on previous research using IPGs similar in size to other currently commercially available IPGs, approximately 25% of patients decline SCS therapy, with the most commonly cited reasons being either fear of the stimulator or unwillingness to undergo another surgery, which involves an approximately two-inch surgical incision to implant an approximately 14 cc to 40 cc IPG. Clinical studies have demonstrated that the implantation procedure is associated with an approximately 3% to 10% infection rate at the incision site, which is the primary reason for hospital re-admission within 30 days following the procedure. Additionally, from an aesthetic perspective, the large size of the implant can create an unwanted bulge in the patient’s torso.

Examples of the largest and smallest commercially available SCS IPGs

•

Pocket pain: Retrospective studies have shown that up to 31% of patients receiving other commercially available SCS systems develop pocket pain at the implant site regardless of the implant location, type of IPG, or surgical skills of the implanting physicians.

•

Complications resulting from implanted chemical batteries: Our market surveys have shown that approximately 17% of patients cite concerns about implanted chemical batteries. Implanted chemical batteries limit the length of time an IPG can remain in the body and may cause significant patient inconvenience associated with charging batteries and replacement surgeries. Moreover, approximately 22% of the Medical Device Reports, or MDRs, received by the FDA for implanted spinal cord stimulators between July 27, 2016 and July 27, 2020 cited the following device problem codes: device charging problems (11.2%), battery problem (6.4%), and premature discharge of battery (4.2%). Replacement surgeries for implanted batteries result in increased risks to patients and costs to patients and payors.

PNS Systems

PNS neurostimulation systems with reduced technical capabilities have been developed in small form factors to reflect the anatomy of the periphery, but these technical trade-offs limit their utility in practice. Most commercially available PNS devices offer limited parameters, system configurations, and therapy options relative to commercially available SCS systems. Examples of the other drawbacks associated with these systems may include only delivering energy through a single contact and as a result limiting stimulation to a smaller anatomical location, not offering patients the opportunity to trial the device before implantation, and limited longevity of up to only 60 days. Collectively, these limitations may reduce the consistency and efficacy of the therapy.

Our solution

We designed our Nalu system to comprehensively address the limitations associated with other commercially available neurostimulation therapies and to revolutionize the treatment of chronic neuropathic pain.

Our proprietary Nalu system consists of a fully-featured, battery-free, miniaturized IPG, which is powered by an externally worn Therapy Disc and controlled through a smartphone based remote control app. Our Nalu system is FDA cleared and CE Marked for use as the sole mitigating agent or as an adjunct to other modes of therapy used in a multidisciplinary approach, to treat chronic pain in the trunk and limbs, as well as severe intractable chronic pain of peripheral nerve origin in adults.

By eliminating the implanted chemical battery used in other commercially available therapies, we are able to significantly reduce the overall size of the implant and as a result, the size of the incision, associated pocket pain, and aesthetic concerns. Our Nalu miniaturized IPG is 1.5 cubic centimeters (cc) in volume, which is about the volume of three to four U.S. dimes and up to 27 times smaller than the largest commercially available IPGs. Unlike these larger systems, the small size of our implant is designed to allow physicians to directly place the leads and IPG in close proximity to the targeted nerve which we believe will result in more effective long-term pain management by reducing issues with lead breakage and migration.

The Therapy Disc is a small (3” in diameter and 0.6” thick) device that provides power and control to the miniaturized IPG. The Therapy Disc is worn externally above the implant using either a skin-friendly adhesive clip or a belt. Patients are provided with two therapy discs so that they can keep one charging at all times and switch out the discs as necessary without disrupting therapy delivery. The smartphone app, which is one of the only neurostimulation remote controls compatible with both iOS and Android smart devices, allows patients to discreetly adjust and monitor their therapy and access multiple therapy options that meet their specific preference.

Our proprietary nPower microchip provides a broad menu of programmable therapy options, including many traditional and recently available options. Our technology also allows us to provide PSP therapy, which is our novel family of therapy offerings that are designed with multiple patterns in layers. Importantly, our microchip’s unique design allows for our Nalu system software to be upgraded over time to enable patients and physicians to take advantage of technological advances in the therapy upon clearance by the FDA, without the risks and costs associated with additional surgeries.

Key benefits for patients, physicians and payors

We believe the advantages of our Nalu system over other commercially available SCS and PNS therapies include:

•	Strong patient preference;

•	Battery-free miniaturized IPG;

•	Novel PSP family of therapy options;

•	Proprietary microchip technology that allows for a broad menu of therapy options;

•	Minimally invasive procedure;

•	Longest IPG service life in the United States;

•	Highly upgradable; and

•	Clinical and commercial experience indicating our device is safe, effective, and easy-to-use for its cleared indications.

We believe these compelling points of differentiation relative to other commercially available SCS and PNS systems offer key benefits for patients, physicians, and payors that will continue to drive broad adoption of our Nalu system in chronic neuropathic pain.

Our Growth Strategies

Our goal is to become the global leader in neurostimulation therapy devices for the treatment of chronic neuropathic pain. We are seeking to establish our proprietary Nalu system as the standard of care for both its cleared SCS and PNS indications by addressing patients that have opted out of therapy due to the limitations of other commercially available neurostimulation systems and converting patients from alternative therapies or devices. Our strategies to achieve this goal include:

•	Strategically expanding our salesforce and marketing activities;

•	Driving market penetration and expansion in SCS;

•	Investing in market development to support our Nalu system as the standard of care for PNS;

•	Building our clinical evidence base;

•	Continuing to innovate on our product portfolio to enhance our value proposition; and

•	Pursuing new indications and opportunistically entering new markets outside of the United States.

Risks Related to our Business

Our ability to execute our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk factors” immediately following this prospectus summary. These risks include, among others:

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We have a limited history operating as a commercial company and a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

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Our success depends entirely on our Nalu system. If we are unable to successfully market and sell our Nalu system, our business prospects will be significantly harmed, and we may be unable to achieve revenue growth or to fund our operations.

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If we fail to effectively train our sales force, increase our sales and marketing capabilities, or develop broad brand awareness in a cost-effective manner, our growth will be impeded, and our business will suffer.

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The commercial success of our Nalu system will depend upon attaining significant market acceptance of our products among hospitals, ambulatory surgery centers, or ASCs, physicians, patients, and payors.

•	Coverage and adequate reimbursement may not be available for our Nalu system, which could diminish our sales or affect our ability to sell our Nalu systems profitably.

•	Adverse events or other complications or customer satisfaction issues associated with our Nalu system could limit its adoption.

•	Our business, financial condition, results of operations and growth have been harmed by the effects of the COVID-19 pandemic and may continue to be harmed.

•	We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

•	We have limited clinical data and experience regarding the safety and efficacy of our Nalu system.

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We depend on third-party contract manufacturers and suppliers, some of which are single source, to produce and package all elements comprising our Nalu system, and if these suppliers and manufacturers fail to supply our Nalu system or its components or subcomponents in sufficient quantities or at all, it will have a material adverse effect on our business, financial condition, and results of operations.

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We have significant customer concentration, with a limited number of customers accounting for a significant portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

•	Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

•	We are currently party to a patent litigation lawsuit filed against us by Nevro Corp., or Nevro.

•	Any intellectual property litigation or administrative proceedings, including the Nevro litigation, can be costly and could interfere with our ability to sell and market our products.

•

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

•	Our products and operations are subject to extensive government regulation and oversight in the United States.

•

If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications, or modifications to our current products, are delayed or not issued, our commercial operations would be harmed.

•

Although we have obtained regulatory clearance for our Nalu system for SCS and PNS indications in the United States, it will remain subject to extensive regulatory scrutiny. To the extent we obtain any regulatory premarket approvals for any Class III products in the future, we will be subject to further regulatory requirements and scrutiny.

•	Due to our need for additional capital, the report of our independent registered public accounting firm for the year ended December 31, 2020 includes a “going concern” explanatory paragraph.

•	Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Corporate Information

We were incorporated in Delaware on October 28, 2014 as Nalu Medical, Inc. Our principal executive offices are located at 2320 Faraday Ave., #100, Carlsbad, CA 92008. Our telephone number is (760) 448-2360. Our website address is www.nalumed.com. Information contained on the website is not incorporated by reference into this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Trademarks

“Nalu”, the Nalu logo, “Nalu Medical”, the “Nalu Medical” logo, “nPower Technology”, the “nPower Technology” logo, and our other registered or common law trademarks appearing in this prospectus are the property of Nalu Medical, Inc. This prospectus contains references to our trademarks and service marks and to those belonging to other entities. Solely for convenience, trademarks and trade names referred to in this prospectus, including logos, artwork and other visual displays, may appear without the ® or TM symbols, but such references are not intended to indicate in any way that we will not assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other entities’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other entity.

Implications of Being an Emerging Growth Company

We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, as amended, or the JOBS Act. We will remain an emerging growth company until the earliest to occur of: the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; the issuance, in any three-year period, by us of more than $1.0 billion in non-convertible debt securities; and the last day of the fiscal year ending after the fifth anniversary of our initial public offering. As a result of this status, we have taken advantage of reduced reporting requirements in this prospectus and may elect to take advantage of other reduced reporting requirements in our future filings with the SEC. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation related information that would be required if we were not an emerging growth company. In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards, delaying the adoption of these accounting standards until they would apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Implications of Being a Smaller Reporting Company

We are also a “smaller reporting company” as defined in the Securities Exchange Act of 1934, as amended, or the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as the value of our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

THE OFFERING

Common stock offered by us	shares.

Common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their option to purchase additional shares in full).

Underwriters’ option to purchase additional shares	We have granted the underwriters an option for a period of 30 days to purchase up to additional shares of our common stock.

Use of proceeds	We estimate that the net proceeds to us from the sale of shares of our common stock in this offering will be approximately $ (or approximately $ if the underwriters exercise their over-allotment in full), based upon the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page on this prospectus, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering to expand our sales force and marketing operations, continue our research and development activities, and conduct or sponsor clinical studies and trials, and for working capital and other general corporate purposes. We may use a portion of the net proceeds we receive from this offering to acquire businesses, products, services, or technologies. However, we do not have agreements or commitments for any material acquisitions at this time. See the section titled “Use of Proceeds” for additional information.

Risk Factors	See the section of this prospectus titled “Risk Factors” beginning on page 16 and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in shares of our common stock.

Proposed Nasdaq trading symbol	“NALU”

The number of shares of our common stock to be outstanding after this offering is based on the 167,310,421 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of 158,660,554 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

513,614 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted average exercise price of $0.8483 per share;

•	41,896,057 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $0.27 per share;

•	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

5,412,991 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, as amended, or the 2014 Plan, as of March 31, 2021, provided that we will cease granting awards under our 2014 Plan upon the effectiveness of our 2021 Equity Incentive Plan, or the 2021 Plan;

•

             shares of common stock reserved for future issuance under the 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

             shares of common stock reserved for issuance under our 2021 Employee Stock Purchase Plan, or the 2021 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2021 Plan and our 2021 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

In addition, unless otherwise indicated, all information in this prospectus assumes or gives effect to:

•	no exercise of outstanding options or warrants after March 31, 2021;

•	no exercise of the underwriters’ option to purchase additional shares of common stock from us;

•

the conversion of 158,660,554 outstanding shares of our convertible preferred stock as of March 31, 2021 into an aggregate of 158,660,554 shares of our common stock, which will occur immediately prior to the completion of this offering;

•	a 1-for- reverse split of our capital stock which was effected on , 2021; and

•

the filing and effectiveness of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws, which will occur immediately prior to the completion of this offering.

SUMMARY FINANCIAL DATA

The following tables summarize our financial data for the periods and as of the dates indicated. We have derived the consolidated statements of operations data for the years ended December 31, 2019 and 2020 from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We have derived the consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and the selected consolidated balance sheet data as of March 31, 2021 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited interim financial statements on the same basis as our audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of results that may be expected in the future. You should read the following summary financial data together with our consolidated financial statements and the related notes appearing elsewhere in this prospectus and the information in the sections titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2021, or any other period.

Statements of Operations Data

	Years ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2019	2020	2020	2021

Product revenue	$229	$3,795	$470	$1,443
Cost of product revenue	—	(2,717)	(135)	(1,003)

Gross profit	229	1,078	335	440
Operating expenses:
Research and development	13,620	14,838	4,997	3,527
Selling, general and administrative	4,997	13,435	2,880	8,166

Total operating expenses	18,617	28,273	7,877	11,693

Loss from operations	(18,388)	(27,195)	(7,542)	(11,253)

Other income (expense):
Interest and other income, net	382	245	57	734
Interest expense	(546)	(698)	(107)	(297)
Change in fair value of convertible preferred stock warrant liability	11	101	22	(31)

Net loss before income taxes	(18,541)	(27,547)	(7,570)	(10,847)
Provision for income taxes	(375)	(273)	—	—

Net loss	$(18,916)	$(27,820)	$(7,570)	$(10,847)
Deemed contribution on extinguishment of convertible preferred stock	—	17,347	—	—

Net loss attributable to common stockholders	$(18,916)	$(10,473)	$(7,570)	$(10,847)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.41)	$(1.32)	$(0.96)	$(1.35)

Weighted-average number of shares used in computing net loss per shares attributable to common stockholders, basic and diluted(1)	7,860,170	7,907,422	7,895,962	8,031,964

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$—		$—

Weighted-average number of shares used in computing pro forma net loss per share per share attributable to common stockholders, basic and diluted(2)		—		—

(1)	For the calculation of our basic and diluted net loss per share attributable to common stockholders and weighted-average number of shares used in the computation of the per share amounts, see Note 12 to our audited consolidated financial statements and Note 12 to our unaudited interim condensed financial statements included elsewhere in this prospectus.
(2)	The unaudited pro forma net loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

Balance Sheet Data

	As of March 31, 2021
(in thousands)	Actual	Pro forma (1)	Pro forma as adjusted (2)(3)

Cash, cash equivalents and restricted cash	$39,283

Working capital(4)	49,317

Total assets	59,781

Long-term debt	11,798

Convertible preferred stock warrant liability	237

Convertible preferred stock	115,773

Additional paid-in capital	3,178

Accumulated deficit	(77,993)

Total stockholders’ (deficit) equity	(74,742)

(1)	The pro forma balance sheet data gives effect to: (i) the conversion of all outstanding shares of our convertible preferred stock into an aggregate of 158,660,554 shares of common stock, which will occur immediately prior to the completion of this offering and (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital due to our convertible preferred stock warrants converting to warrants to purchase 513,614 shares of our common stock immediately prior to the completion of this offering.
(2)	Reflects the pro forma adjustments described in footnote (1) above and the issuance and sale of shares of common stock in this offering at the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted amount of each of cash, cash equivalents, and restricted cash, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us at the assumed initial public offering price after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us would increase (decrease) each of cash, cash equivalents, and restricted cash, total assets, additional paid-in capital, and total stockholders’ equity by approximately $ million. The pro forma information discussed above is illustrative only and will be adjusted based on the actual initial public offering price and other terms of our initial public offering determined at pricing.
(4)	We define working capital as current assets less current liabilities.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, results of operations and growth prospects. In such an event, the market price of our common stock could decline if one or more of these risks or uncertainties actually occur, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations and the market price of our common stock. Certain statements below are forward-looking statements. See the section titled “Special Note Regarding Forward-Looking Statements” appearing elsewhere in this prospectus.

Risks Related to Our Business and Products

We have a limited history operating as a commercial company and a history of net losses, and we expect to continue to incur losses for the foreseeable future. If we ever achieve profitability, we may not be able to sustain it.

We were incorporated in October 2014, engaged in a limited commercial launch in the second quarter of 2019 following receipt of FDA 510(k) clearance and commenced the full commercial launch of our Nalu system in the third quarter of 2020. Accordingly, our limited commercialization experience and limited number of approved or cleared products make it difficult to evaluate our current business and assess our prospects.

We have also incurred losses since our inception and expect to continue to incur losses for the foreseeable future. We reported net losses of $18.9 million and $27.8 million for the years ended December 31, 2019 and 2020, respectively and net losses of $7.6 million and $10.8 million for the three months ended March 31, 2020 and 2021, respectively. As a result of these losses, as of March 31, 2021, we had an accumulated deficit of approximately $78.0 million. We expect to continue to incur significant sales and marketing, research and development, regulatory, and other expenses as we expand our sales organization, increase marketing efforts to drive adoption of our products, expand existing relationships with our customers, conduct clinical trials on our existing and future products and develop new products or add new features to our existing products, and seek to obtain regulatory clearances or approvals for our future products. In addition, we expect our general and administrative expenses to increase following this offering due to the additional costs associated with being a public company. In addition, as a business with a limited operating history, we may encounter unforeseen expenses, difficulties, complications, delays, and other known and unknown obstacles. The net losses that we incur may fluctuate significantly from period to period. We will need to generate significant additional revenue in order to achieve and sustain profitability. Even if we achieve profitability, we cannot be sure that we will remain profitable for any period of time.

Our success depends entirely on our Nalu system. If we are unable to successfully market and sell our Nalu system, our business prospects will be significantly harmed, and we may be unable to achieve revenue growth and to fund our operations.

To date, all of our revenue has been derived, and we expect it to continue to be derived, from sales of our Nalu system and accompanying accessories. Our future financial success will depend entirely on our ability to effectively and profitably market and sell our Nalu system. The commercial success of our Nalu system and any of our future products we develop will depend on a number of factors, including the following:

•	the availability, relative cost and perceived advantages and disadvantages of alternative technologies or treatment methods for conditions treated by our products;

•	market acceptance of our products, including the degree to which physicians and patients adopt our Nalu system;

•	our success in hiring territory managers to build out our sales force;

•	the degree to which treatments using our products are covered and receive adequate reimbursement from third-party payors, including governmental and private insurers;

•	our ability to obtain, maintain, protect, and enforce our intellectual property rights in and to our Nalu system;

•	the results of clinical trials relating to our Nalu system;

•	our ability to sustain meaningful clinical benefits for our patients;

•	our ability to successfully promote, maintain and protect our brand or to achieve the level of brand awareness that it critical for broad adoption of our products;

•

the extent to which we are successful in educating physicians about our indications in the treatment of SCS and PNS chronic pain in general, and the benefits of our Nalu system in treating such conditions;

•	our ability to develop and commercialize new products;

•	our ability to obtain and maintain our current or future regulatory clearances or approvals in the United States and other jurisdictions;

•

our and our third-party manufacturers’ ability to continue to develop, manufacture, validate and maintain a commercially viable manufacturing process that is compliant with the Quality Systems Regulations, or QSR, and other applicable foreign, federal, and state regulatory requirements;

•	our reputation among physicians, hospitals, and ASCs; and

•	whether we are required by the FDA or comparable non-U.S. regulatory authorities to conduct additional clinical trials for future or current indications.

If we fail to successfully market and sell our products, we will not be able to achieve profitability, which will have a material adverse effect on our business, financial condition, and results of operations.

We have limited sales and marketing experience. If we fail to effectively hire, train, and retain our direct sales force, increase our sales capabilities, or develop broad brand awareness in a cost-effective manner, our growth will be impeded, and our business will suffer.

We currently have limited sales and marketing experience. As of March 31, 2021, we had a direct sales team consisting of 38 territory managers with substantial applicable medical device sales and clinical experience, supported by a group of clinical specialists. In order to generate future growth, we must add highly qualified personnel to our commercial organization, with a strategic mix of territory managers and clinical specialists, to drive further awareness and penetration within the physician base performing SCS and PNS. In addition, we are building out a small group of field-based PNS specialists focused on developing the PNS market including driving awareness of our Nalu system and its clinical benefits as well as supporting PNS-specific professional education. Identifying and recruiting qualified sales and marketing personnel and training them on our product, applicable federal and state laws, and regulations, and on our internal policies and procedures requires significant time, expense, and attention. Once hired, the training process is lengthy because it requires significant education for new territory managers to achieve the level of clinical competency with our products expected by physicians. As a result of the COVID-19 pandemic, the hiring and training processes were initially conducted remotely, which made training more complicated. Beginning in May 2021, we resumed partial in-person training with respect to both physician and sales force training. Upon completion of the training, our territory managers typically require lead time in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory. Furthermore, the use of our products often requires or benefits from direct support from us. Also, to the extent we hire personnel from our competitors, we may have to wait until applicable non-competition provisions have expired before deploying such personnel in restricted territories or incur costs to relocate personnel outside of such territories, and we may be subject to future allegations that these new hires have been improperly solicited, or that they have divulged to us proprietary or other confidential information of their former employers.

Our business may be harmed if our efforts to expand and train our sales force do not generate a corresponding increase in revenue, and our higher fixed costs may slow our ability to reduce costs in the face of a sudden decline in demand for our products. Moreover, the members of our direct sales force are at-will employees. The loss of these personnel to competitors or otherwise could have a material adverse effect on our business, financial condition, and results of operations. If we are unable to attract, train and retain our direct sales force personnel or replace them with individuals of equivalent technical expertise and qualifications, or if we are unable to successfully instill technical expertise in replacement personnel, our revenue and results of operations could be materially harmed.

The commercial success of our Nalu system will depend upon attaining significant market acceptance of our products among hospitals, ASCs, physicians, patients, and payors.

Our success will depend, in part, on the acceptance of our Nalu system as safe, effective and, with respect to providers and payors, cost-effective. We cannot predict how quickly, if at all, hospitals, ASCs, physicians, patients, or payors will adopt our Nalu system or, if adopted, how frequently it will be used. Our Nalu system and any future products we may develop or market may never gain broad market acceptance for some or all of our targeted indications. It is important to our success, future growth, and profitability that we are able to increase physician awareness of our Nalu system and that hospitals, ASCs, physicians, patients, and payors believe that our products offer benefits over alternative treatment methods, and that they adopt our products. To date, a substantial amount of our product sales and revenue have been derived from a limited number of customers who have adopted our Nalu system. These parties may not adopt our products unless they are able to determine, based on experience, clinical data, medical society recommendations, and other analyses, that our products are safe, effective and, with respect to providers, cost-effective, on a stand-alone basis and relative to competitors’ products. Even if we are able to raise awareness, physicians tend to be slow in changing their medical treatment practices and may be hesitant to select our products for recommendation to their hospitals, ASCs, or patients for a variety of reasons, including:

•	long-standing relationships with competing companies and distributors that sell other products;

•	competitive response and negative selling efforts from providers of alternative products;

•	lack or perceived lack of sufficient clinical evidence, including long-term data, supporting reliability, safety, or clinical benefits;

•	lack of experience with our products and concerns that we are relatively new to market; and

•	time commitment and skill development that may be required to gain familiarity and proficiency with our products.

Physicians play a significant role in determining the course of a patient’s treatment, and, as a result, the type of treatment that will be utilized and provided to a patient. As a result, our success depends, in large part, on effectively marketing our Nalu system to physicians, which has been and continues to be more difficult as a result of the COVID-19 pandemic. We focus our sales, marketing, and education efforts primarily on orthopedists, interventional pain physicians and neurosurgeons and aim to educate referring physicians regarding the patient population that would benefit from our products. Acceptance of our Nalu system depends upon our education of physicians as to the distinctive characteristics, perceived benefits, safety, ease of use, and cost-effectiveness of our Nalu system as compared to other therapy options and our competitors’ SCS and PNS systems and upon our effective communication communicating to physicians of the proper application of our Nalu system. However, we cannot assure you that we will achieve broad market acceptance among these practitioners. For example if we are not able to effectively demonstrate that the use of our Nalu system is beneficial in a broad range of patients, some physicians may choose to utilize our Nalu system on only a subset of their total patient population and adoption of our product will be limited and may not occur as rapidly as we anticipate or at all, which would have a material adverse effect on our business, financial condition, and results of operations.

In the United States, in order for physicians to use our Nalu system, we expect that the hospital facilities where these physicians treat patients may require us to enter into purchasing contracts. This process can be lengthy and time-consuming and may require extensive negotiations and management time. If we do not receive access to hospital facilities via these contracting processes or otherwise, or if we are unable to secure contracts or tender successful bids, we may not achieve our sales and revenues goals, and our operating results may be harmed. Furthermore, we may expend significant effort in these time-consuming processes and still may not obtain a purchase contract from such hospitals.

Additionally, even if our products achieve market acceptance, they may not maintain that market acceptance over time if competing products, therapies or technologies are considered safer or more cost-effective or otherwise superior. Any failure of our products to generate sufficient demand or to achieve meaningful market acceptance and penetration will harm our future prospects and have a material adverse effect on our business, financial condition, and results of operations.

Coverage and adequate reimbursement may not be available for our Nalu system, which could diminish our sales or affect our ability to sell our Nalu system profitably.

Most of our customers will be reimbursed for the procedures that are required to implant our IPG and the insertion or replacement of neurostimulator pulse generators or receivers for SCS and PNS indications. Medicare currently covers those procedures pursuant to a national coverage decision. The majority of commercial health insurance carriers also currently provide coverage and reimbursement for the SCS procedures; however, commercial insurance coverage for PNS procedures is more limited and commercial insurance payors may also impose prior authorization requirements. In both U.S. and non-U.S. markets, our ability to successfully commercialize and achieve market acceptance of our products depends, in significant part, on the availability of adequate financial coverage and reimbursement of the health care procedures required to implant neurostimulators, pulse generators, and receivers from third-party payors, including governmental payors (such as the Medicare program in the United States), managed care organizations and private health insurers. No uniform policy of coverage and reimbursement for procedures using our Nalu system exists among commercial third-party payors. Third-party payors often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement rates, but also have their own methods and approval process apart from Medicare determinations; therefore, coverage and reimbursement can differ significantly from payor to payor. Third-party payors decide which treatments they will cover and establish reimbursement rates for those treatments. Our products are purchased by hospitals and other providers who will then seek reimbursement from third-party payors for the procedures performed using our products.

Payors also continually review new and existing technologies for possible coverage and can, without notice, deny or reverse coverage for new or existing products and procedures. While some payors currently cover and provide reimbursement for procedures using our currently cleared or approved products, we can give no assurance that these third-party payors will continue to provide coverage and adequate reimbursement for the procedures using our products, to permit hospitals and doctors to offer procedures using our products to patients requiring treatment, that current reimbursement levels for procedures using our products will continue, or that coverage will not be withdrawn in the future. Obtaining and maintaining coverage and reimbursement can be a time-consuming and expensive process that could require us to provide supporting scientific, clinical and cost-effectiveness data for the use of our products. We may not be able to provide data sufficient to satisfy governmental and third-party payors that procedures using our products should be covered and reimbursed. If we are not successful in reversing any proposed non-coverage policies, or if third-party payors that currently cover or reimburse procedures in which our products are used reverse or limit their coverage in the future, or if other third-party payors issue similar policies, this could have a material adverse effect on our business. If sufficient coverage and reimbursement is not available for the procedures using our products, in either the United States or internationally, the demand for our products and our revenue will be adversely affected. Furthermore, although we believe there is potential to improve on the current reimbursement profile for our products in the future, the overall amount of reimbursement available for products and procedures intended to diagnose and treat SCS and PNS indications could remain at current levels or decrease in the future. Failure by hospitals, ASCs, and other users of our products to obtain and maintain coverage and adequate reimbursement for the procedures using our products would materially adversely affect our business, financial condition, and results of operations.

Further, we believe that future coverage and reimbursement may be subject to increased restrictions, such as additional prior authorization requirements, both in the United States and in international markets. For example, beginning July 1, 2021, Medicare will impose a prior authorization requirement on SCS procedures in hospital outpatient settings. If coverage policies change such that Medicare no longer covers any of our products, there would be a material adverse effect on our business, financial condition, and results of operations. In addition, Medicare Administrative Contractors could issue local coverage determinations that could restrict the patients eligible for treatment with our products or that are otherwise unfavorable to our business. Third-party coverage and reimbursement for procedures using our products or any of our products in development for which we may receive regulatory clearance or approval may not be available or adequate in either the United States or international markets. Further, other devices or treatments that compete with our products may be more widely covered or subject to different co-pay policies and requirements, which could impact demand for our products. If physician or patient demand for our products is adversely affected by third-party reimbursement policies and decisions, it could have a material adverse effect on our business, financial condition, and results of operations.

In the United States, the procedures that are performed to implant/insert neurostimulators, pulse generators, and receivers are billed using Current Procedure Terminology, or CPT, codes. These codes identify health care services and are associated with reimbursement and payment amounts. The American Medical Association, or AMA, is responsible for the creation and maintenance of these codes. In response to an industry supplied question regarding a particular type of PNS device, the “CPT Assistant” published by the AMA responded that PNS systems with implantable stimulator electrodes, an antenna, and an externally worn transmitter that power the devices can only be billed using only one CPT code for the implantation of the product. The response said that the CPT code for the insertion or replacement of PNS pulse generator or receiver, direct or inductive coupling cannot be used because the power-generating device is not implanted internally. While our products do have an external transmitter, they also have a separately implanted IPG that requires additional procedural work. Nevertheless, the statement in the “CPT Assistant” may cause some health care providers to not use our products because of confusion regarding how to bill for the health care procedures and fear that reimbursement amounts will not cover their costs associated with performing the procedure to insert the internal pulse generator.

Third-party payors are also increasingly examining the cost effectiveness of products, in addition to their safety and efficacy, when making coverage and payment decisions. Third-party payors have also instituted initiatives to limit the growth of healthcare costs using, for example, price regulation or controls and competitive pricing programs. Some third-party payors also require demonstrated superiority, on the basis of randomized clinical trials, or pre-approval of coverage, for new or innovative devices or procedures before they will reimburse healthcare providers who use such devices or procedures. It is uncertain whether our current products or any future products will be viewed as sufficiently cost effective by payors to warrant coverage and adequate reimbursement levels for procedures using such products in any given jurisdiction. For example, there can be no assurance that payors will find our Nalu system’s form factor and avoidance of battery replacement surgeries attractive from a cost/benefit perspective.

In addition, the federal government is considering ways to change, and has changed, the manner in which healthcare services are paid for in the United States. Individual states may also enact legislation that impacts Medicaid payments to hospitals, ASCs, and physicians. In addition, CMS establishes Medicare payment levels for hospitals, ASCs, and physicians on an annual basis, which can increase or decrease payment to such entities. Internationally, medical reimbursement systems vary significantly from country to country, with some countries limiting medical centers’ spending through fixed budgets, regardless of levels of patient treatment, and other countries requiring application for, and approval of, government or third-party reimbursement. Even if we succeed in bringing our products to market in additional foreign countries, uncertainties regarding future healthcare policy, legislation, and regulation, as well as private market practices, could affect our ability to sell our products in commercially acceptable quantities at acceptable prices.

Reimbursement systems in international markets vary significantly by country and by region within some countries, and reimbursement approvals must be obtained on a country-by-country basis. In certain international markets, a product must be approved for reimbursement before it can be approved for sale in that country. Furthermore, many international markets have government-managed healthcare systems that control reimbursement for new devices and procedures. In most markets there are private insurance systems as well as government-managed systems. If and when we commence commercial operations outside of the United States, our success in those territories will depend significantly on the availability of adequate reimbursement for procedures involving our products.

Adverse events or other complications or customer satisfaction issues associated with our Nalu system could limit its adoption.

Risks of using our products include risks that are common to any surgical procedure. Improper implantation and lack of adequate physician experience or training with our products could lead to higher rates of complications or adverse events, such as infection, irritation, migration of the implanted device, or poor connectivity with the external battery source. Customers may attribute these or similar issues to our products even if caused by reasons not directly related to our products, such as implantation of the device too deep in the tissue, making a larger-than-necessary incision that results in device migration or movement in the body or complications associated with the surgical procedure itself. Even if these types of events are not directly attributable to the devices, these types of events could decrease acceptance of our products by our customers, including hospitals, physicians, or patients, and result in a material adverse effect on our business, financial condition, and results of operations.

Our reputation among our current or potential customers and referral sources, as well as among interventional pain physicians, neurosurgeons, orthopedic surgeons, and physiatrists could also be negatively affected by safety or customer satisfaction issues involving us or our products. Future product recalls or other safety or customer satisfaction issues relating to our reputation could negatively affect our ability to establish or maintain broad adoption of our products, which would harm our future prospects and have a material adverse effect on our business, financial condition, and results of operations.

We are aware of certain characteristics and features of our Nalu system that may prevent widespread market adoption. For example, our Nalu system includes an externally worn transmitter module, known as a Therapy Disc, that powers and sends stimulation commands to the IPG and that we recommend the patient wear at all times. The Therapy Disc may be less discreet than fully implanted devices or other alternative therapies and relies on a skin adhesive, which can be associated with allergic reactions, discomfort, irritations, or infections, or a belt or limb cuff, in the case of patients using our Nalu system to treat PNS, either of which could discourage patient acceptance.

Additionally, our Nalu system is contraindicated for use in those who are unable to operate the system, have failed trial stimulation by failing to receive effective pain relief based on their providers’ assessment, are a poor risk profile with respect to surgical procedures, or are pregnant. Also, hospitals and physicians may not prescribe our products due to potential interference or complications with other medical procedures. For example, because our products include implantation of certain medical-grade metals, our labeling includes specific considerations for procedures using magnetic resonance imaging, or MRI. Moreover, the Therapy Disc, worn on the outside of the patient’s body, contains a lithium-ion battery. Because of the known risks associated with these batteries, which include potential fire risks, customers may be deterred from trying our products. Any of these events could negatively impact our ability to commercialize our products and to compete with other products in pain management.

Our business, financial condition, results of operations and growth have been harmed by the effects of the COVID-19 pandemic and may continue to be harmed.

We are subject to risks related to the public health crises such as the global pandemic associated with COVID-19. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations and revenues and overall financial condition by decreasing the number of SCS and PNS procedures generally, which has slowed adoption of our Nalu system. We believe the number of our Nalu systems sold, similar to other elective surgical procedures, has been impacted as health care organizations globally have prioritized the treatment of patients with COVID-19. For example, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. These measures and challenges may continue for the duration of the pandemic, which is uncertain, and may negatively impact our revenue growth while the pandemic continues. Further, once the pandemic subsides, we anticipate there may be a backlog of patients seeking appointments with physicians and surgeries to be performed at hospitals, ASCs, and physician offices relating to a variety of medical conditions. As a result, patients seeking to have our Nalu system or implant procedures performed will have to navigate limited provider capacity.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders, and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in mid-March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, slowdowns and delays, travel restrictions, and cancellation of training and other events, among other effects, thereby negatively impacting our operations. From March 2020 until June 2020, our headquarters in Carlsbad, California were shut down and only critical functions at our headquarters have resumed with staggered shifts, reduced capacity, social distancing, and enhanced cleaning procedures and protocols implemented to minimize risk of exposure to COVID-19. Employees whose tasks can be performed offsite have been instructed to work from home. Additionally, if the COVID-19 situation persists or worsens in certain regions around the world, shutdowns and continued government restrictions may impact our sales activities, supply chain, and business. For example, the recent surge of COVID-19 in

India in the second quarter of 2021, and the escalation of additional restrictions as the government responds to this surge, may impact our contractors located in the region.

Identifying and recruiting qualified sales and marketing personnel and training them has been, and continues to be, more difficult as a result of the COVID-19 pandemic as many of these activities must be conducted remotely, and we believe that some candidates are reluctant to change jobs during the pandemic. In addition, even when we are able to hire additional sales and marketing personnel, we must then train them on our product, applicable federal and state laws, and regulations, and on our internal policies and procedures. This training process was initially conducted remotely, which made training more challenging. Beginning in May 2021, we resumed partial in-person training with respect to training sales and marketing personnel, among others. Upon completion of the training, the lead time that our territory managers typically require in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory, has been, and continues to be, prolonged during and as a result of the COVID-19 pandemic. We have also experienced disruptions, and may experience future disruptions, including: delays in territory managers becoming fully trained and productive; challenges in analyzing territory manager performance and in recruiting and hiring new employees; difficulties and delays in physician outreach and training physicians to use our Nalu system; restrictions on personnel to travel; delays in initiation, enrollment and follow-ups of our clinical studies; challenges with maintaining adequate supply from third-party manufacturers of components and finished goods and distribution providers; and access to physicians for training and case support. In addition, our customers, including hospitals, ASCs, and physician offices, have experienced financial hardship and some of them may not fully recover. This could lead to some of these customers temporarily or permanently shutting down, filing for bankruptcy, or being acquired by larger health systems, leading to reduced procedures or additional pricing pressure on our products.

In light of ongoing developments relating to the COVID-19 pandemic, the focus of healthcare providers and hospitals has necessarily been on fighting the virus. Consistent with the FDA’s industry guidance for conducting clinical trials issued in March 2020 and updated subsequently, we and our contract research organizations have made certain adjustments to the operation of our clinical trials in an effort to ensure the monitoring and safety of patients and minimize risk to trial integrity during the pandemic and generally. Other COVID-related guidance recently released by FDA include statistical considerations for clinical trials during the COVID-19 public health emergency and post marketing adverse event reporting for medical products during a pandemic. We may need to make further adjustments in the future, including implementation of new policies and procedures.

We face significant competition, and if we are unable to compete effectively, we may not be able to achieve or maintain significant market penetration or improve our results of operations.

The medical device industry is intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants. We compete with manufacturers and distributors of neurostimulation devices. Our most significant competitors in the neurostimulation field include Abbott Laboratories, Boston Scientific Corporation, Medtronic plc, Nevro, Stimwave LLC, Bioness, Inc. (which was recently acquired by Bioventus Inc.), and SPR Therapeutics, Inc. Many of our competitors are large, well-capitalized companies with significantly greater market share and resources than we have. Therefore, they can spend more on product development, clinical studies, marketing, sales, and other product initiatives than we can. In addition to these major competitors, we compete with smaller medical device companies that have a single product or a limited range of products and may face competition from other emerging companies and smaller companies with active neurostimulation development programs that may emerge in the future.

Some of our competitors have:

•	greater financial and human resources for product development, sales and marketing and patent prosecution;

•	significantly greater name recognition;

•	additional lines of products and the ability to offer rebates or lower prices or bundle products to offer greater discounts or other incentives to gain a competitive advantage;

•	significantly more clinical data from having conducted a greater number of clinical trials;

•	broader or deeper relations with healthcare professionals, customers, third-party payors, Group Purchasing Organizations, or GPOs, and Integrated Delivery Networks, or IDNs;

•	more established distribution networks;

•	greater experience in conducting research and development, manufacturing, clinical trials, marketing and obtaining regulatory clearance or approval for products; or

•	more established systems for compliance to applicable regulations.

In addition, we face competition from pharmaceutical companies that produce drugs which aim to treat chronic pain, and other companies that produce pain pumps and other devices used in interventional procedures, such as radiofrequency ablation, which aim to treat chronic pain.

In addition, many medical device companies are consolidating to create new companies with greater market power. As the medical device industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for our products. If we reduce our prices because of consolidation in the healthcare industry, our revenue would decrease, which could have a material adverse effect on our business, financial condition, and results of operations.

We have limited clinical data and experience regarding the safety and efficacy of our Nalu system.

Clinical testing is difficult to design and implement, can take many years, can be expensive, and carries uncertain outcomes. Because our Nalu system technology is relatively new in the treatment of SCS and PNS chronic intractable pain of the trunk and limbs, and severe, intractable pain of peripheral nerve origin, we have performed clinical trials only with limited patient populations relevant to our FDA-cleared indications. The long-term effects of using our products in a large number of patients have not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects. The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Data and results from our clinical trials do not ensure that we will achieve similar results in future clinical trials in other patient populations or in the commercial use of our products. In addition, preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials and subsequently failed to obtain marketing approval or commercial acceptance. Products in later stages of clinical trials may fail to show the desired safety and efficacy despite having progressed through nonclinical studies and earlier clinical trials. We incur substantial expense for, and devote significant time to, clinical trials but cannot be certain that the trials will continue to result in commercial revenue. Failure can occur at any stage of clinical testing. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and non-clinical testing in addition to those we have planned.

Our contract manufacturers and suppliers have limited experience producing the elements that comprise our Nalu system in commercial quantities.

We commenced an initial commercial launch of our Nalu system in 2019, but did not commence a full commercial launch until the third quarter of 2020. As a result, we have limited experience in producing our Nalu system in commercial quantities, and we will need to increase our capabilities in order to satisfy expected demand for our Nalu system. We depend entirely on third-party contract manufacturers and suppliers to produce and package all the elements comprising our Nalu system. These contract manufacturers and suppliers may encounter production delays or shortfalls caused by many factors, including the following:

•	the timing and process needed to assimilate the changes necessary to enable our production processes to accommodate anticipated demand;

•	shortages that we may experience in any of the key components or sub-assemblies that we obtain from third-party suppliers;

•	delays that they may experience in completing validation and verification testing for new controlled-environment rooms at their manufacturing facilities;

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their limited experience in complying with the FDA’s Quality System Regulation, or the QSR, which sets forth good manufacturing practice requirements for medical devices and applies to the manufacture of the components of our Nalu system; and

•	their ability to attract and retain qualified employees, who are in short supply, in order to increase their manufacturing output.

If we are unable to keep up with demand for our Nalu system, our revenue could be impaired, market acceptance for our product could be harmed and our customers might instead purchase our competitors’ products. Our inability to successfully produce our Nalu system in quantities sufficient to meet expected demand would materially harm our business. Additionally, if we inaccurately forecast product demand, including the mix for our products, we may be unable to meet customer expectations which could have a material adverse effect on our business, financial condition, and results of operations.

We depend on third-party contract manufacturers and suppliers, some of which are single source, to produce and package all elements comprising our Nalu system, and if these suppliers and manufacturers fail to supply our Nalu system or its components or subcomponents in sufficient quantities or at all, it will have a material adverse effect on our business, financial condition, and results of operations.

We utilize qualified medical device contract manufacturers and suppliers, some of which are single sources, to produce and package all elements comprising our Nalu system. We have entered into several supply agreements in an effort to reinforce our supply chain although we do not currently have long-term supply agreements with, or guaranteed commitments in place with all such contract manufacturers. We operate via large committed blanket purchase orders in cases where supply agreements are not in place. A number of the critical components used in our Nalu system are supplied to us from single sources; examples may include final IPGs and leads, surgical tools, printed circuit boards and assemblies, implant ceramics, and plastic injection molded housings. In some of these examples alternative second source suppliers are not readily available. We seek to strategically maintain sufficient levels of inventory to help mitigate supply disruption, to accommodate varying demand mix and to achieve more efficient volume-based pricing on our components; however, we may not be accurate in our estimates which could result in insufficient inventory to meet demand or excess inventory and the risk of inventory obsolescence and expiration.

Our suppliers may encounter problems during manufacturing for a variety of reasons, including, for example, failure to follow specific protocols and procedures, failure to comply with applicable legal and regulatory requirements, equipment malfunction and environmental factors, failure to properly conduct their own business affairs, and infringement of third-party intellectual property rights, any of which could delay or impede their ability to meet our requirements. Our reliance on a third-party manufacturer and third-party suppliers also subjects us to other risks that could harm our business that we would not be subject to if we manufactured products ourselves, including:

•	we may not be a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;

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third parties may threaten or enforce their intellectual property rights against our suppliers, which may cause disruptions or delays in shipment, or may force our suppliers to cease conducting business with us;

•	we may not be able to obtain an adequate supply in a timely manner or on commercially reasonable terms;

•	our suppliers, especially new suppliers, may make errors in manufacturing that could negatively affect the efficacy or safety of our Nalu system or cause delays in shipment;

•	we may have difficulty locating and qualifying alternative suppliers;

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switching components or suppliers may require product redesign and possibly submission to FDA, the European Economic Area, or the EEA, Notified Bodies, or other foreign regulatory bodies, which could significantly impede or delay our commercial activities;

•	one or more of our single-source suppliers may be unwilling or unable to supply components of our Nalu system;

•	other customers may use fair or unfair negotiation tactics or pressures to impede our use of the suppliers;

•	the occurrence of a fire, natural disaster or other catastrophe impacting one or more of our suppliers may affect their ability to deliver products to us in a timely manner;

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the impact of COVID may impact a manufacturing facility by limiting operating capacity or sideline critical employees involved in the manufacturing processes thereby affecting their ability to deliver products to us in a timely manner;

•	our suppliers may encounter financial or other business hardships unrelated to our demand, which could inhibit their ability to fulfill our orders and meet our requirements;

•	our suppliers may not maintain the confidentiality of our proprietary information; and

•	higher manufacturing and product costs than more vertically integrated companies.

Any of these factors could cause delay or suspension of commercialization and marketing, clinical trials, regulatory submissions or required approvals, or cause us to incur higher costs. Furthermore, if our contract manufacturers fail to deliver the required commercial quantities of finished products on a timely basis and at commercially reasonable prices and we are unable to find one or more replacement manufacturers capable of production at a substantially equivalent cost, in substantially equivalent volumes and quality, and on a timely basis, we would likely be unable to meet demand for our products and we would lose potential revenue. Any difficulties in locating and hiring third-party manufacturers, or in the ability of third-party manufacturers to supply quantities of our products at the times and in the quantities we need, could have a material adverse effect on our business. It may take a significant amount of time and resources (including costs) to establish an alternative source of supply for our products and to have any such new source approved by the FDA. Given our reliance on certain single-source suppliers, we are especially susceptible to supply shortages because we do not have alternate suppliers currently available. For example, since 2018 the world has been suffering a global multilayer ceramic capacitor supply challenge created by competing (typically automotive and commercial) market booms. We rely heavily on high density high reliability multilayer ceramic capacitor, or MLCC, supply which can rapidly fluctuate globally. Additionally unique electronic components used in our printed circuit board assemblies may go obsolete in response to the much larger commercial volume drivers (e.g., consumer electronics, automotive), and if there are no commercial off the shelf alternatives readily available, we will be required to purchase all available stock (end-of-life purchases) we can secure to embark on a product redesign or other custom component development effort.

Moreover, some third parties are located in markets subject to political and social risk, corruption, infrastructure problems and natural disasters, in addition to country-specific privacy and data security risk given current legal and regulatory environments. Failure of third parties to meet their contractual, regulatory, and other obligations may have a material adverse effect on our business, financial condition, and results of operations. Because we do rely on some suppliers in China, we are exposed to the possibility of product supply disruption and increased costs in the event of changes in the policies of the United States or Chinese governments, political unrest, or unstable economic conditions in China. Any of these matters could materially and adversely affect our business, financial condition, and results of operations. Any recall of the manufacturing lots or similar action regarding our product candidates used in clinical trials could delay the trials or detract from the integrity of the trial data and its potential use in future regulatory filings.

In order to support our continued operations and the growth of our business, we may seek to raise additional capital, which may not be available to us on acceptable terms, or at all.

We expect capital expenditures and operating expenses to increase over the next several years as we continue to operate our business and make significant investments in our sales and marketing organization by increasing the number of U.S. territory managers expanding our marketing programs to help facilitate further adoption and broaden awareness of our products. We also expect to continue to make investments in research and development, regulatory affairs, and clinical studies to develop future generations of our products, support regulatory submissions and demonstrate the clinical efficacy of our products. Moreover, we expect to incur additional expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other expenses. In addition, we may in the future seek to acquire or invest in, additional businesses, products, or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities, or otherwise offer growth opportunities.

As of March 31, 2021, we had $39.1 million in cash and cash equivalents. While we believe the net proceeds from this offering, together with our existing cash and cash equivalents and anticipated cash generated from sales of our products, will be sufficient to meet our anticipated cash needs for at least 12 months following the date of this prospectus, we cannot assure you that we will be able to generate sufficient liquidity as and when needed, or that revenue from commercial sales will be adequate to fund our operating needs or achieve or sustain profitability. We have based this estimate on assumptions that may prove to be wrong, and we could use our capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for at least the next several years. Our future liquidity and capital funding requirements will depend on numerous factors, including:

•	the cost and timing of expanding sales, marketing, and distribution capabilities;

•	our revenue growth;

•	our ability to raise additional funds to finance our operations;

•	the availability and amount of reimbursement for procedures using our products;

•	the emergence of competing or complementary technologies;

•	our research and development efforts;

•	changes or fluctuations in our inventory supply needs and forecasts of our supply needs;

•	our ability to retain our current employees and the need and ability to hire additional management and sales, scientific and medical personnel;

•	our need to implement additional infrastructure and internal systems;

•	the cost of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights, including, in particular, the costs of defending against Nevro’s action against us;

•	our ability to hire additional personnel to support our operations as a public company; and

•	the impact of the ongoing COVID-19 pandemic and any recession or other market correction resulting from the pandemic.

If we determine to raise additional funds, we may do so through equity or debt financings, which may not be available to us on the timing needed or on terms that we deem to be favorable. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect the rights of common stockholders. Debt financing and equity financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making acquisitions or capital expenditures, or declaring dividends. If we are unable to maintain sufficient financial resources, our business, financial condition, and results of operations will be materially and adversely affected, including potentially requiring us to delay, limit, reduce or terminate certain of our product discovery and development activities or future commercialization efforts.

Moreover, in the event that we enter into collaborations or licensing arrangements to raise capital, we may be required to accept unfavorable terms. These agreements may require that we relinquish or license to a third party on unfavorable terms our rights to products or technologies we otherwise would seek to develop or commercialize ourselves or reserve certain opportunities for future potential arrangements when we might be able to achieve more favorable terms.

Due to our need for additional capital, the report of our independent registered public accounting firm for the year ended December 31, 2020 includes a “going concern” explanatory paragraph.

The report of our independent registered public accounting firm on our consolidated financial statements as of and for the year ended December 31, 2020 includes an explanatory paragraph indicating that there is substantial doubt about our ability to continue as a going concern. If we are unable to raise sufficient capital when needed, our business, financial condition, and results of operations will be materially and adversely affected, and we will need to significantly modify our operational plans to continue as a going concern. If we are unable to continue as a going concern, we might have to liquidate our assets and the values we receive for our assets in liquidation or dissolution could be significantly lower than the values reflected in our consolidated financial statements. The inclusion of a going concern explanatory paragraph by our auditors, our lack of cash resources and our potential inability to continue as a going concern may materially adversely affect our share price and our ability to raise new capital or to enter into critical contractual relations with third parties.

Our quarterly and annual results may fluctuate significantly and may not fully reflect the underlying performance of our business.

We commenced an initial commercial launch of our Nalu system in 2019 but did not commence a full commercial launch until the third quarter of 2020. As a result, our limited commercialization experience may make it difficult to evaluate current business and predict our future prospects. Our quarterly and annual results of operations, including our revenue, profitability, and cash flow, may vary significantly in the future, and period-to-period comparisons of our operating results may not be meaningful. Accordingly, the results of any one quarter or other period should not be relied upon as an indication of future performance. Our quarterly and annual financial results may fluctuate as a result of a variety of factors, many of which are outside our control and, as a result, may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly and annual results include, without limitation:

•	the level of demand for our products, which may vary significantly from period to period;

•	the rate at which we grow our sales force and the speed at which newly hired territory managers become effective, and the cost and level of investment therein;

•	expenditures that we may incur to acquire, develop, or commercialize additional products and technologies;

•	the degree of competition in our industry and any change in the competitive landscape of our industry;

•	the timing and cost of obtaining regulatory approvals or clearances for future products;

•	coverage and reimbursement policies with respect to the procedures using our products and potential future products that compete with our products;

•	the timing and success or failure of clinical trials for our current or future products or any future products we develop or competing products;

•	the timing and cost of, and level of investment in, research, development, regulatory approval, and commercialization activities relating to our products, which may change from time to time;

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the timing of customer orders or medical procedures, the number of available selling days in a particular period, which can be impacted by a number of factors, such as holidays or days of severe inclement weather in a particular geography, the mix of products sold, and the geographic mix of where products are sold;

•	the cost of manufacturing our products, which may vary depending on the quantity of production and the terms of our agreements with third-party suppliers and manufacturers;

•	timing and adequacy of supply chain to meet demand;

•	natural disasters, outbreaks of disease or public health crises, such as the COVID-19 pandemic;

•	the timing and nature of any future acquisitions or strategic partnerships; and

•	future accounting pronouncements or changes in our accounting policies.

Because our quarterly and annual results may fluctuate, period-to-period comparisons may not be the best indication of the underlying results of our business and should only be relied upon as one factor in determining how our business is performing.

Our quarterly and annual results may be affected by seasonal trends in the future, particularly as our business matures, but given our limited commercial track record, it is unclear if we will experience seasonality trends. Additionally, this seasonality may be reflected to a much lesser extent, and sometimes may not be immediately apparent, in our revenue. To the extent we experience this seasonality, it may cause fluctuations in our operating results and financial metrics and make forecasting our future operating results and financial metrics more difficult.

In addition, this variability and unpredictability could result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any forecasts we may provide to the market, it may result in a decrease in the price of our common stock.

We have significant customer concentration, with a limited number of customers accounting for a significant portion of our revenue. If we fail to retain these customers, our revenue could decline significantly.

Given our full commercial launch in the third quarter of 2020, to date we have derived a significant portion of our revenue from a relatively small number of customers. Our top five customers accounted for 96% and 53% of our revenue in 2019 and 2020, respectively, and for 65% and 43% of our revenue during the three months ended March 31, 2020 and 2021, respectively. While we expect our customer base to expand as we continue to grow commercially, there are inherent risks whenever a large percentage of revenue is concentrated with a limited number of customers. Our revenue could fluctuate materially and could be materially and disproportionately impacted by purchasing decisions of these customers or any other significant customer. In the future, any of our significant customers may decide to purchase less than they have in the past, may alter their purchasing patterns at any time with limited notice, or may decide not to continue to purchase our products at all, any of which could cause our revenue to decline and could have a material adverse effect on our business, financial condition, and results of operations. If we do not diversify our customer base, we will continue to be susceptible to risks associated with customer concentration.

While traditional SCS and PNS has been available for over 40 years, our Nalu system has only been commercially available since 2019 and, as a result, we have a limited track record compared to our competitors.

While traditional SCS and PNS have been commercialized for over 40 years, we only engaged in a limited pilot launch in June 2019 following receipt of FDA 510(k) clearance and commenced the full commercial launch of our Nalu system in the third quarter of 2020. Because we have a limited commercial track record compared to our competitors and our Nalu system has been implanted in patients for less than two years, physicians may be slower to adopt or recommend our Nalu system. Future studies or patient experience over a longer period of time may indicate that treatment with our Nalu system does not achieve non-inferiority status as compared to treatment with competitive products or that our Nalu system causes unexpected or serious complications or other unforeseen negative effects. Such results would likely slow the adoption of our Nalu system and significantly reduce our sales, which would harm our business and adversely affect our results of operations. Additionally, there has in the past been unfavorable media coverage with respect to SCS in general, and any future unfavorable media coverage with respect to SCS, PNS or neurostimulation more generally could adversely affect the market for our Nalu system.

The PNS market is an underpenetrated, developing market and may not develop to be as large as we estimate.

While the PNS market was first commercialized more than 40 years ago, it is still a developing market that remains significantly underpenetrated, primarily due to the technology challenges of other commercially available systems. We estimate, based on 2018 claims data, that there were approximately 500,000 patients with chronic neuropathic pain of a peripheral origin under the care of pain specialists in the United States. Assuming a similar level of penetration to the SCS market, we believe this represents a total addressable opportunity of over $1.0 billion annually. While PNS has well-established Medicare reimbursement, commercial insurance coverage continues to evolve. Additionally, the PNS market may be slow to develop as a result of physician concerns associated with PNS due to the limited clinical data, limited commercial reimbursement, and limited network of referral sources that may take some time to develop. In order to generate future growth, we are building out a small group of field-based PNS specialists focused on developing the PNS market, including driving awareness of our Nalu system and its clinical benefits as well as supporting PNS-specific professional education. If the PNS market does not develop, our business, financial condition, and results of operations could be materially and adversely affected.

If our clinical trials are unsuccessful or significantly delayed, or if we do not complete our clinical trials, our business may be harmed.

We are currently engaged in ongoing clinical trials of our Nalu system. Completion of clinical trials is a long, expensive, and uncertain process that may take several years or more and is subject to delays and the risk that products may ultimately prove unsafe or ineffective in treating the indications for which they are designed. Clinical trials can be delayed for a variety of reasons, including delays in obtaining regulatory authorization to commence a trial, in reaching an agreement on acceptable clinical trial terms with prospective sites, in obtaining institutional review board approval at each site, in recruiting patients to participate in a trial, or in obtaining sufficient supplies of clinical trial materials. We cannot provide any assurance that we will successfully, or in a timely manner, enroll our clinical trials, that our clinical trials will meet their primary endpoints, or that such trials or their results will be accepted by the FDA or foreign regulatory authorities.

We have begun patient enrollment in the nPower – U.S. open-label, prospective, multicenter study in order to collect further clinical data on safety, comfort, and performance of our Nalu system for SCS. We plan on enrolling up to 250 patients who suffer from chronic neuropathic pain in the leg and back and failed back surgery syndrome, or FBSS, across 20 sites. Each patient will be followed for 3 months post permanent implant.

We have also begun patient enrollment in our observational, non-interventional, post-implant U.S. registry to collect long-term data and assess the performance and functionality of our Nalu system in “real world” use. We plan on enrolling up to 650 patients across 75 sites. We expect to virtually collect patient reported data on pain intensity, pain medication use, function, quality of life, sleep, mood, system use and comfort, and patient satisfaction for up to 24 months post implant. The study will including patients who have been implanted with our system for either SCS or PNS.

The initiation and completion of any clinical trials may be prevented, delayed, or halted for numerous reasons. We may experience delays in our ongoing clinical trials for a number of reasons,

which could adversely affect the costs, timing, or successful completion of our clinical trials, including new indications for existing products, including:

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we may be required to submit an Investigational Device Exemption, or IDE, application to FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and FDA may reject our IDE application and notify us that we may not begin clinical trials;

•	regulators and other comparable foreign regulatory authorities may disagree as to the design or conduct of our clinical trials;

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regulators or institutional review boards, or IRBs, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

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we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, there terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

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the number of subjects or patients required for clinical trials may be larger than we anticipate, enrollment in our clinical trials may be slower than we anticipate, or we may experience high screen failure rates in our clinical trials, and the number of clinical trials being conducted at any given time may be high and result in fewer available patients for any given clinical trial, or patients may drop out of these clinical trials at a higher rate than we anticipate, each resulting in significant delays;

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our third-party contractors, including those manufacturing products or conducting clinical trials on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

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our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical or preclinical testing which may be expensive and time-consuming;

•	trial results may not meet the level of statistical significance required by the FDA, other regulatory authorities, or payors;

•	the FDA or similar foreign regulatory authorities may find the product is not sufficiently safe for investigational use in humans;

•	the FDA or similar foreign regulatory authorities may interpret data from preclinical testing and clinical trials in different ways than we do;

•	there may be delays or failure in obtaining approval of our clinical trial protocols from the FDA or other regulatory authorities;

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we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB or regulatory authorities for re-examination;

•	the FDA or similar foreign regulatory authorities may find our or our suppliers’ manufacturing processes or facilities unsatisfactory;

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the FDA or similar foreign regulatory authorities may change their review policies or adopt new regulations that may negatively affect or delay our ability to bring a product to market or receive approvals or clearances to treat new indications;

•	clinical sites may not adhere to our clinical protocol or may drop out of a clinical trial;

•	we may have trouble finding patients to enroll in our trials;

•	we may experience delays in agreeing on acceptable terms with third-party research organizations and trial sites that may help us conduct the clinical trials;

•	we, or regulators, may suspend or terminate our clinical trials because the participating patients are being exposed to unacceptable health risks;

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regulators, IRBs, or other reviewing bodies may fail to approve or subsequently find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate, or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval; and

•	our current or future products may have undesirable side effects or other unexpected characteristics.

Failures or perceived failures in our clinical trials will delay and may prevent our product development and regulatory approval process, damage our business prospects, and negatively affect our reputation and competitive position.

Patient enrollment in clinical trials and completion of patient follow-up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials, and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post treatment procedures, monitoring or follow-up to assess the safety and efficacy of a product, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.

From time to time, we engage outside parties to perform services related to certain of our clinical studies and trials. If these third parties do not successfully carry out their contractual duties or meet expected deadlines, we may not be able to obtain regulatory approval for or commercialize our products.

Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations, or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under QSR requirements and other regulations. From time to time, we engage consultants to help design, monitor and analyze the results of certain of our clinical studies and trials, and we may have limited influence over their actual performance. The consultants we engage interact with clinical investigators to enroll patients in our clinical trials. We depend on these consultants and clinical investigators to conduct clinical studies and trials and monitor and analyze data from these studies and trials under the investigational plan and protocol for the study or trial and in compliance with applicable regulations and standards, such as GCP guidelines, the Common Rule, and FDA human subject protection regulations. We may face delays in our regulatory approval process if these parties do not perform their obligations in a timely, compliant, or competent manner. If these third parties do not successfully carry out their duties or meet expected deadlines, or if the quality, completeness, or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical trial protocols or for other reasons, our clinical studies or trials may be extended, delayed or terminated or may otherwise prove to be unsuccessful, and we may have to conduct additional studies, which would significantly increase our costs.

Our long-term growth depends on our ability to enhance our Nalu system, expand our indications and develop and commercialize additional products in a timely manner. If we fail to identify, acquire, and develop other products, we may be unable to grow our business.

The market for our Nalu system is highly competitive, dynamic, and marked by rapid and substantial technological development and product innovation. New entrants or existing competitors could attempt to develop products that compete directly with ours. Demand for our Nalu system and future related products could be diminished by equivalent or superior products and technologies offered by competitors. If we are unable to innovate successfully, our products could become obsolete and our revenue would decline as our customers purchase our competitors’ products. Developing products is expensive and time-consuming and could divert management’s attention away from our core business. The success of any new product offering or product enhancements to our solution will depend on several factors, including our ability to:

•	develop an effective and dedicated sales and marketing team;

•	assemble sufficient resources to acquire or discover additional products;

•	receive adequate coverage and reimbursement for procedures performed with our products;

•	develop and introduce new products and product enhancements in a timely manner;

•	properly identify and anticipate physician and patient needs;

•	avoid infringing upon the intellectual property rights of third-parties;

•	demonstrate, if required, the safety and efficacy of new products with data from preclinical studies and clinical trials;

•	obtain the necessary regulatory clearances or approvals for expanded indications, new products, or product modifications;

•	be fully FDA-compliant with marketing of new devices or modified products;

•	produce new products in commercial quantities at an acceptable cost; and

•	provide adequate training to potential users of our products.

If we are unable to develop or improve products, applications or features due to constraints, such as insufficient cash resources, high employee turnover, inability to hire personnel with sufficient technical skills, or a lack of other research and development resources, we may not be able to maintain our competitive position compared to other companies. Furthermore, many of our competitors devote a considerably greater amount of funds to their research and development programs than we do, and those that do not may be acquired by larger companies that would allocate greater resources to research and development programs. Our failure or inability to devote adequate research and development resources or compete effectively with the research and development programs of our competitors could harm our business.

In addition, we may choose to focus our efforts and resources on potential products or indications that ultimately prove to be unsuccessful, or to license or purchase a marketed product that does not meet our financial expectations. As a result, we may fail to capitalize on viable commercial products or profitable market opportunities, be required to forego or delay pursuit of opportunities with other potential products or other diseases that may later prove to have greater commercial potential, or relinquish valuable rights to such potential products through collaboration, licensing or other royalty arrangements in cases in which it would have been advantageous for us to retain sole development and commercialization rights, which could adversely impact our business, financial condition and results of operations.

We have submitted a PMA for a sacral nerve stimulation, or SNS, indication for the treatment of urinary retention and the symptoms of overactive bladder in patients who have failed or could not tolerate more conservative treatments. On February 9, 2021, we received a request for further information from the FDA, to which we responded on February 25, 2021. On March 12, 2021, the FDA informed us that it had completed its initial scientific review of the PMA application and had concluded that the application in its current form lacks information needed to complete its review. We are working to amend our submission and to provide the additional information requested by the agency. We can provide no assurance that we will be able to respond to the FDA in a timely fashion or to the satisfaction of the FDA. If we fail to adequately respond to the FDA’s request for additional information, our PMA application will not be approved. Even if we are successful in obtaining a PMA for this indication, we have not yet determined whether we will pursue a commercial product for this indication. If we do decide to enter the SNS market in the future, we may encounter further challenges and risk factors associated with any SNS indication, as SNS neurostimulation devices involve a new sector of customers, different medical specialists, and different types of patients. Our limited experience in the SNS market may preclude us from fully realizing the market opportunities in the SNS market, and, to the extent we obtain a PMA for this new indication, we may consider licensing or other business transactions for any PMA we obtain in order to maintain the focus of our resources on the SCS and the PNS markets.

Our success is highly dependent on our ability to attract and retain highly skilled executive officers and employees.

To succeed, we must recruit, retain, manage, and motivate qualified executives as we build out the management team, and we face significant competition for experienced personnel. We are highly dependent on executive officers, other members of senior management and territory managers. If we do not succeed in attracting and retaining qualified personnel, particularly at the management level, it could adversely affect our ability to execute our business plan and harm our operating results. In particular, the loss of one or more of our executive officers could be detrimental to us if we cannot recruit suitable replacements in a timely manner. The competition for qualified personnel in the medical device and neurostimulation field is intense and as a result, we may be unable to continue to attract and retain qualified personnel necessary for the future success of our business. We could in the future have difficulty attracting experienced personnel to our company and may be required to expend significant financial resources in our employee recruitment and retention efforts.

Many of the other medical device, life science, and technology companies that we compete against for qualified personnel have greater financial and other resources, different risk profiles and a longer history in the industry than we do. They also may provide more diverse opportunities and better prospects for career advancement. Some of these characteristics may be more appealing to high-quality candidates than what we have to offer. If we are unable to continue to attract and retain high-quality personnel, the rate and success at which we can discover, develop, and commercialize our current and future products will be limited and the potential for successfully growing our business will be harmed.

The sizes of the markets for our current and future products have not been established with precision and may be smaller than we estimate.

Our estimates of the annual total addressable markets for our current products and products under development are based on a number of internal and third-party estimates, including, without limitation, the number of patients with chronic pain, including surgically induced chronic neuropathic pain in the trunk and limbs, and the assumed prices at which we can sell our Nalu system for markets that have not been well established. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. In addition, our estimates of the sizes of the chronic pain patient population include patients who might never be likely candidates for treatment with our products and assume substantial growth of the SCS and PNS market. As a result, our estimates of the annual total addressable market for our current or future products may prove to be incorrect. If the actual number of patients who would benefit from our products, the price at which we can sell future products, or the annual total addressable market for our products is smaller than we have estimated, it may impair our sales growth and have an adverse impact on our business.

If product liability lawsuits are brought against us, we may incur substantial liabilities and may be required to limit or halt the marketing and sale of our Nalu system. The expense and potential unavailability of insurance coverage for liabilities resulting from our Nalu system could harm us and our ability to sell our Nalu system.

We face an inherent risk of product liability as a result of the marketing and sale of our products. For example, we may be sued if our products cause or are perceived to cause injury or are found to be otherwise unsuitable during manufacturing, marketing, or sale. Any such product liability claim may include allegations of defects in manufacturing, defects in design, a failure to warn of dangers inherent in the product, negligence, strict liability, or a breach of warranties. In addition, we may be subject to claims against us even if the apparent injury is due to the actions of others or the pre-existing health of the patient. For example, we rely on physicians in connection with the use of our products on patients. If these physicians are not properly trained or are negligent, the capabilities of our products may be diminished, or the patient may suffer critical injury. We may also be subject to claims that are caused by the activities of our suppliers, such as those who provide us with components and sub-assemblies.

If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt commercialization of our products. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:

•	decreased demand for our products;

•	injury to our reputation;

•	initiation of investigations by regulators;

•	costs to defend the related litigation;

•	a diversion of management’s time and our resources;

•	substantial monetary awards to trial participants or patients;

•	product recalls, withdrawals, or labeling, marketing or promotional restrictions;

•	loss of revenue;

•	exhaustion of any available insurance and our capital resources; and

•	the inability to market and sell our products.

Although we carry product liability insurance, it may not prove to be adequate to cover all liabilities that we may incur. Insurance coverage is increasingly expensive. We may not be able to maintain or obtain insurance at a reasonable cost or in an amount adequate to satisfy any liability that may arise. Our insurance policy contains various exclusions, and we may be subject to a product liability claim for which we have no coverage. The potential inability to obtain sufficient product liability insurance at an acceptable cost to protect against product liability claims could prevent or inhibit the marketing and sale of products we develop. We may have to pay any amounts awarded by a court or negotiated in a settlement that exceed our coverage limitations or that are not covered by our insurance, and we may not have, or be able to obtain, sufficient capital to pay such amounts, which would have a material adverse effect on our business, financial condition, and results of operations. In addition, any product liability claims brought against us, with or without merit, could increase our product liability insurance rates or prevent us from securing continuing coverage, harm our reputation in the industry, significantly increase our expenses and reduce product sales.

Some of our customers and prospective customers may also have difficulty in procuring or maintaining liability insurance to cover their operations and use of our products. Medical malpractice carriers are withdrawing coverage in certain states or substantially increasing premiums. If this trend continues or worsens, our customers may discontinue using our products and potential customers may opt against purchasing our products due to the cost or inability to procure insurance coverage.

The terms of our credit facility place restrictions on our operating and financial flexibility, and failure to comply with covenants or to satisfy certain conditions of the agreement governing the credit facility may result in acceleration of our repayment obligations and foreclosure on our pledged assets.

In October 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, and Oxford Finance LLC, or the SVB Oxford Loan and Security Agreement, which provided for a four-year $20.0 million term loan facility that can be drawn in three tranches, or the SVB Oxford Term Loans. As of March 31, 2021, $12.0 million has been disbursed to us and $8.0 million of the term-loan facility is available in a second tranche or third tranche after we reach certain revenue milestones.

Our payment obligations under the SVB Oxford Loan and Security Agreement reduce cash available to fund working capital, capital expenditures, research and development and general corporate needs. In addition, indebtedness under the SVB Oxford Loan and Security Agreement bears interest at a variable rate, making us vulnerable to increases in market interest rates. If market rates increase, we will have to pay additional interest on this indebtedness, which would further reduce cash available for our other business needs.

After borrowing any of the additional $8.0 million in the second or third tranche, the SVB Oxford Loan and Security Agreement requires us to achieve certain revenue levels tested monthly on a trailing three-month basis. When we are subject to this covenant, there can be no assurance of our ability to maintain compliance with this covenant as of any future date.

Our obligations under the SVB Oxford Loan and Security Agreement are secured by substantially all of our assets, excluding intellectual property. The security interest granted over our assets could limit our ability to obtain additional debt financing. The SVB Oxford Loan and Security Agreement also requires us to comply with a number of other covenants (affirmative and negative), including restrictive covenants that limit our ability to: incur additional indebtedness; encumber the collateral securing the loan; acquire, own or make investments; repurchase or redeem any class of stock or other equity interest; declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest; dispose of a portion of our assets; acquire other businesses; and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to exceptions.

In addition to other specified events of default, the lenders could declare an event of default upon the occurrence of any event that they interpret as having a material impairment in their lien on the collateral under the agreement, a material adverse change in our business, operations, or condition (financial or otherwise) or a material impairment in the prospect of repayment of our obligations under the agreement. If we default under the SVB Oxford Loan and Security Agreement, the lenders may accelerate all of our repayment obligations and, if we are unable to access funds to meet those obligations or to renegotiate our agreement, the lenders could take control of our pledged assets and we would have to immediately cease operations. During the continuance of an event of default, the then-applicable interest rate on the then-outstanding principal balance will increase by 5.0%. Upon an event of default, the lenders could also require us to repay the SVB Oxford Term Loans immediately, together with a final payment charge of 6.15% of the total term loan advances we borrowed and a prepayment premium of up to 2% of the then-outstanding principal balance, together with other fees. If we were to renegotiate the agreement under such circumstances, the terms may be significantly less favorable to us. If we were liquidated, the lenders’ right to repayment would be senior to the rights of our stockholders to receive any proceeds from the liquidation. Any declaration by the lenders of an event of default could significantly harm our liquidity, financial condition, operating results, business, and prospects and cause the price of our securities to decline.

We may incur additional indebtedness in the future. The debt instruments governing such indebtedness may contain provisions that are as, or more, restrictive than the provisions governing our existing indebtedness. If we are unable to repay, refinance or restructure our indebtedness when payment is due, the lenders could proceed against the collateral or force us into bankruptcy or liquidation.

Cost-containment efforts of our customers, purchasing groups and governmental organizations could have a material adverse effect on our business, financial condition, and results of operations.

In an effort to reduce costs, many hospitals in the United States have become members of GPO, and IDNs. GPOs and IDNs negotiate pricing arrangements with medical device companies and distributors and then offer these negotiated prices to affiliated hospitals and other members. GPOs and IDNs typically award contracts on a category-by-category basis through a competitive bidding process. Bids are generally solicited from multiple providers with the intention of driving down pricing or reducing the number of vendors. Due to the highly competitive nature of the GPO and IDN contracting processes, we may not be able to obtain new, or maintain existing, contract positions with major GPOs and IDNs. Furthermore, the increasing leverage of organized buying groups may reduce market prices for our products, thereby reducing our revenue and margins.

While having a contract with a GPO or IDN for a given product category can facilitate sales to members of that GPO or IDN, such contract positions can offer no assurance that any level of sales will be achieved, as sales are typically made pursuant to individual purchase orders. Even when a provider is the sole contracted supplier of a GPO or IDN for a certain product category, members of the GPO or IDN are generally free to purchase from other suppliers. Accordingly, the members of such groups may choose to purchase alternative products due to the price or quality offered by other companies, which could result in a decline in our revenue.

Our business and operations would suffer in the event of system failures, disruptions in our information technology systems or breaches of data security, or unauthorized access to our devices or other products and services, or related devices and services by third parties.

The efficient operation of our business depends on our information technology systems. We rely, or expect to rely, on information technology systems to keep financial records, facilitate our research and development initiatives, manage our manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Regardless of any precautions that we take or may take, our information technology systems, as well as those of our contractors and consultants, may be vulnerable to damage or interruption from earthquakes and hurricanes, fires, floods and other natural disasters, and attacks by computer viruses, unauthorized access, terrorism, and war, as well as telecommunication and electrical failures. If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of the development, operation, and commercialization of our Nalu system and our future products. For example, the loss of preclinical study or clinical trial data from completed, ongoing or planned trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. In the past, we have experienced data loss as a result of information technology failures. Any disruption or security breach or other security incident that resulted in a loss of or damage to our data or applications, or the inappropriate access to or disclosure of personal, confidential, or proprietary information could delay our product development, clinical trial, or commercialization efforts, result in increased overhead costs and damage our reputation, all of which could negatively affect our business, financial condition and operating results.

The secure processing, maintenance, and transmission of our confidential business information and other information maintained or processed in our business, including sensitive or confidential patient or employee data, is critical to our operations. Unauthorized access to or disclosure of any sensitive or confidential patient or employee data, including whether through breach of computer systems, systems failure, employee negligence, fraud or misappropriation, or otherwise, or unauthorized access to or through our information systems and networks, whether by our employees or third parties, or the perception that this has occurred, could result in negative publicity, legal liability and damage to our reputation and could also expose us to sanctions for violations of laws and regulations relating to privacy and data security. Although we have general liability and cybersecurity insurance coverage, our insurance may not cover all claims, continue to be available to us on reasonable terms or be sufficient in amount to cover one or more large claims; additionally, the insurer may disclaim coverage as to any claim. The successful assertion of one or more large claims against us that exceed or are not covered by our insurance coverage or changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on our business, prospects, operating results and financial condition.

Despite our security measures, our information technology systems and infrastructure may be vulnerable to attacks by hackers or internal bad actors, or breached due to employee error, a technical vulnerability, malfeasance, or other disruptions. Phishing attempts (to which we have been subject in the past), social engineering, and other attacks upon our information technology systems are increasing in their frequency, levels of persistence, sophistication and intensity, and are being conducted by sophisticated and organized groups and individuals with a wide range of motives and expertise. In addition to unauthorized access to or acquisition of personal information, confidential information, or other sensitive information, such attacks could include the deployment of harmful malware and ransomware, and may use a variety of methods, including denial-of-service attacks, social engineering and other means, to attain such unauthorized access or acquisition or otherwise affect service reliability and threaten the confidentiality, integrity and availability of information. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and often are not foreseeable or recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. Any such access, disclosure, or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, significant regulatory penalties, and such an event could disrupt our operations, damage our reputation, and cause a loss of confidence in us and our ability to commercialize our products and conduct clinical trials, which could adversely affect our reputation and delay the commercialization of our Nalu system and clinical development of our current and future products.

Our business depends upon the interoperability of our medical device with mobile apps and operating systems of third-party applications that we do not control.

Our solution relies in part on broad interoperability with operating systems and third-party applications. We are dependent on the accessibility of our solution across these third-party operating systems and applications that we do not control. Third-party services and products are constantly evolving, and we may not be able to modify our platform to assure its compatibility with that of other third parties following development changes. Should the interoperability of our solution across operating systems and third-party applications decrease, or if our customers are unable to easily and seamlessly access our application or information stored in our platform, our business, financial condition, and results of operations could be harmed.

Any inability to manage our anticipated growth could delay the execution of our business plans or disrupt our operations.

We expect to experience significant growth in the number of our employees and the scope of our operations, particularly in the areas of sales and marketing and finance and accounting. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational, and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and our limited experience in managing such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert or stretch our management and business development resources in a way that we may not anticipate. Any inability to manage our anticipated growth could delay the execution of our business plans or disrupt our operations.

To the extent we expand sales of our products internationally in the future, we will be exposed to additional risks associated with international business.

Sales of our products outside of the United States are and will be subject to foreign regulatory requirements governing clinical trials and marketing approval. Our Nalu system has been CE marked since August 2019 for SCS and April 2020 for PNS, enabling us to commercialize it throughout the EEA, which is comprised of the 27 Member States of the European Union, or EU, plus Norway, Liechtenstein, and Iceland, however we have not yet commercialized our Nalu system in the EEA and have no immediate plans to do so. We also applied for approval of our Nalu system from the Australian Therapeutic Goods Administration, or TGA, in the latter half of 2020, but have no immediate plans to commercialize our Nalu system in Australia. To the extent we expand sales of our products internationally in the future, we will incur substantial expenses. Additional risks related to operating in foreign countries include:

•	differing and evolving regulatory requirements and reimbursement regimes in foreign countries;

•	unexpected changes in tariffs, trade barriers, price and exchange controls and other regulatory requirements;

•	economic weakness, including inflation, or political instability in particular foreign economies and markets;

•	compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

•	foreign taxes, including withholding of payroll taxes;

•	foreign currency fluctuations, which could result in increased operating expenses and reduced revenue, and other obligations incident to doing business in another country;

•	difficulties staffing and managing foreign operations;

•	workforce uncertainty in countries where labor unrest is more common than in the United States;

•	potential liability under the U.S. Foreign Corrupt Practices Act, or FCPA, or comparable foreign regulations;

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challenges enforcing our contractual and intellectual property rights, especially in those foreign countries that do not respect and protect intellectual property rights to the same extent as the United States;

•	production shortages resulting from any events affecting raw material supply or manufacturing capabilities abroad;

•	continued travel restrictions as a result of the COVID-19 pandemic; and

•	business interruptions resulting from geo-political actions, including war and terrorism.

These and other risks associated with our international operations may materially adversely affect our ability to attain or maintain profitable operations, which would have a material adverse effect on our business, financial condition, and results of operations.

In addition, there can be no guarantee that we will receive marketing authorization to sell our products in every international market we target, nor can there be any guarantee that any sales would result even if such authorization is received. Regulatory requirements can vary widely from country to country and could delay the introduction of our products in those countries. Our inability to successfully enter all our desired international markets and manage business on a global scale could negatively affect our business, financial results, and results of operations.

We may acquire other companies or technologies, which could fail to result in a commercial product or net sales, divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and harm our operating results.

We may in the future seek to acquire or invest in businesses, applications, or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities, or otherwise offer growth opportunities. However, we cannot assure you that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product, or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.

To date, the growth of our operations has been organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate any acquired personnel, operations, and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial condition may suffer.

Our ability to use our net operating loss carryforwards and certain other tax attributes to offset future taxable income may be subject to certain limitations.

As of December 31, 2020, we had federal net operating loss carryforwards, or NOLs, of approximately $76.7 million, of which $19.0 million will begin to expire in 2034 and $57.7 million will not expire but can only offset 80% of future taxable income in any given year.

Our NOLs could expire unused and be unavailable to offset future income tax liabilities because of their limited duration or because of restrictions under U.S. tax law. Under the Tax Act, as modified by the Coronavirus Aid, Relief, and Economic Security Act, or the CARES Act, our federal NOLs generated in tax years ending after December 31, 2017 may be carried forward indefinitely, but the deductibility of such federal net NOLs in tax years beginning after December 31, 2020. It is uncertain if and to what extent various states will conform to the Tax Act, as modified by the CARES Act. Additionally, California recently enacted legislation limiting our ability to use our state NOLs for taxable years 2020, 2021, and 2022.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in our ownership by “5-percent shareholders” that exceeds 50 percentage points over a rolling three-year period), the corporation’s ability to use its pre-change NOLs and certain other pre-change tax attributes to offset its post-change income and taxes may be limited. Similar rules may apply under state tax laws. We believe ownership changes have occurred during 2015 and 2018, and we may experience an ownership change as a result of this offering or in the future as a result of subsequent shifts in our stock ownership, some of which are outside our control. We have not conducted any studies to determine future annual limitations, if any, that could result from such changes in our stock ownership. Our ability to utilize those NOLs could be limited by an “ownership change” as described above and consequently, we may not be able to utilize a material portion of our NOLs and certain other tax attributes, which could have a material adverse effect on our business, financial condition, and results of operations.

Changes in tax laws or regulations that are applied adversely to us or our customers could have a material adverse effect on our business, financial condition, and results of operations.

The Tax Act enacted many significant changes to the U.S. tax laws, the consequences of which have not yet been fully determined. Changes in corporate tax rates, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses contained in the Tax Act or other tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years and could increase our future U.S. tax expense. The foregoing items, as well as any future changes in tax laws, could have a material adverse effect on our business, financial condition, and results of operations. In addition, it is uncertain if and to what extent various states will conform to the newly enacted federal tax legislation.

Risks Related to Intellectual Property

We are currently party to a patent litigation lawsuit filed against us by Nevro.

We are currently a defendant in a patent litigation lawsuit with one of our primary competitors, Nevro. On February 28, 2020, Nevro filed a lawsuit in the United States District Court for the District of

Delaware asserting that our Nalu system infringes two patents related to Nevro’s HF10 therapy and the Senza system. On June 1, 2020, Nevro amended its complaint to add claims that our Nalu system infringes on four more patents and again seeking an injunction and damages. We answered the complaint on January 21, 2021, denying infringement and asserting that the Nevro patents are invalid. On May 27, 2021, the Company filed a petition with the U.S. Patent and Trademark Office, or USPTO, requesting inter partes review, or IPR, of Nevro’s U.S. Patent No. 9,333,357. This is one of the six patents Nevro has asserted in the litigation against us. We are requesting cancellation of the claims that Nevro asserts we infringe. We intend to vigorously defend against this litigation and do not believe that our Nalu system as it is intended to be used and has been configured in the field makes any use of the technology covered by any of the Nevro patents. Given the early stage of the litigation, we are unable to predict the likelihood of success of Nevro’s claims against us, or to quantify the risk of loss, which could include financial consequences such as an obligation to pay license fees or royalties, damages, and attorney fees and court costs, and could result in an injunction preventing us from offering certain therapies with our Nalu system. The costs of any of these outcomes could be substantial and could materially and adversely affect our business, financial condition and results of operations. Moreover, the Nevro litigation could be time consuming and costly to defend, could divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses or make substantial payments, whether or not we receive a determination favorable to us.

Any intellectual property litigation or administrative proceedings, including the Nevro litigation, can be costly and could interfere with our ability to sell and market our products.

The medical device industry has been characterized by extensive litigation regarding patents, trademarks, trade secrets, and other intellectual property rights, and companies in the industry have used intellectual property litigation to gain a competitive advantage. It is possible that U.S. and foreign patents and pending patent applications or trademarks controlled by third parties may be alleged to cover our products, or that we may be accused of misappropriating third parties’ trade secrets. Additionally, our products include components that we purchase from vendors, and may include design components that are outside of our direct control. Our competitors, many of which have substantially greater resources and have made substantial investments in patent portfolios, trade secrets, trademarks and competing technologies, may have applied for or obtained, or may in the future apply for or obtain, patents or trademarks that will prevent, limit, or otherwise interfere with our ability to make, use, sell or export our products or to use product names. Because patent applications can take years to issue and are often afforded confidentiality for some period of time, there may currently be pending applications, unknown to us, that later result in issued patents that could cover one or more of our products. Moreover, in recent years, individuals and groups that are non-practicing entities, commonly referred to as “patent trolls,” have purchased patents and other intellectual property assets for the purpose of making claims of infringement in order to extract settlements. From time to time, we have received and in the future may receive threatening letters, notices or “invitations to license,” or may be the subject of claims that our products and business operations infringe or violate the intellectual property rights of others.

The defense of intellectual property litigation can be time consuming and costly, can divert management’s attention and resources, damage our reputation and brand, and cause us to incur significant expenses or make substantial payments, whether or not we receive a determination favorable to us.

Even if we believe a third party’s intellectual property claims are without merit, there is no assurance that a court would find in our favor, including on questions of infringement, validity, enforceability, or priority of patents. The strength of our defenses will depend on the patents asserted, the interpretation of these patents, and our ability to invalidate the asserted patents. In the United States, in order to successfully challenge the validity of a patent in federal court, we would need to overcome a presumption of validity. This standard of proof is a high one, requiring us to present clear and convincing evidence of the invalidity of each asserted claim of the patent. There is no assurance that the court would agree that we had met that standard. Conversely, the patent owner need only prove infringement by a preponderance of the evidence, which is a lower standard of proof. If a court of competent jurisdiction should hold that third-party patents are valid, enforceable, and infringed, this could materially and adversely affect our ability to commercialize any products or technology we may develop, and any other products or technologies covered by the asserted third-party patents.

Further, if patents, trademarks, or trade secrets are successfully asserted against us, this may harm our business and result in injunctions preventing us from developing, manufacturing, or selling our products, or result in obligations to pay license fees, damages, attorney fees, and court costs, which could be significant. In addition, if we are found to willfully infringe third-party patents or trademarks or to have misappropriated trade secrets, we could be required to pay treble damages in addition to other penalties.

In addition, vendors from whom we purchase hardware or software may not indemnify us in the event that such hardware or software is accused of infringing a third party’s patent or trademark or of misappropriating a third party’s trade secret, or any indemnification granted by such vendors may not be sufficient to address any liability and costs we incur as a result of such claims. Additionally, we may be obligated to indemnify our customers or business partners in connection with litigation and to obtain licenses or refund subscription fees, which could further exhaust our resources.

Although patent, trademark, trade secret and other intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and could include ongoing royalties. We may be unable to obtain necessary licenses on satisfactory terms, if at all. In addition, if any license we obtain is non-exclusive, we may not be able to prevent our competitors and other third parties from using the intellectual property or technology covered by such license to compete with us. If we do not obtain necessary licenses, we may not be able to redesign our products to avoid infringement. Any of these events could materially and adversely affect our business, financial condition, and results of operations.

Similarly, interference proceedings provoked by third parties or brought by the USPTO may be necessary to determine priority of, or ownership rights in, our patents, patent applications, trademarks, or trademark applications. We may also become involved in other proceedings, such as reexamination, inter partes review, derivation or opposition proceedings relating to our or a third party’s patents or patent applications, or cancellation or opposition proceedings relating to our or a third party’s registered trademarks, before the USPTO or the equivalent body in other jurisdictions. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary licenses could prevent us from manufacturing our products or using product names, which would have a significant adverse impact on our business, financial condition, and results of operations.

Additionally, we may file lawsuits or initiate other proceedings to protect or enforce our patents or other intellectual property rights, which could be expensive, time consuming and unsuccessful. Competitors may infringe our issued patents or other intellectual property, which we may not always be able to detect. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. Any claims we assert against perceived infringers could provoke these parties to assert counterclaims against us alleging that we infringe their intellectual property or alleging that our intellectual property is invalid or unenforceable. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness, or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement, during prosecution. Third parties may raise challenges to the validity of certain of our owned or in-licensed patent claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include re-examination, post-grant review, inter partes review, interference proceedings, derivation proceedings and equivalent proceedings in foreign jurisdictions (e.g., opposition proceedings). In any such lawsuit or other proceedings, a court or other administrative body may decide that a patent of ours is invalid or unenforceable, in whole or in part, construe the patent’s claims narrowly, or refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question.

The outcome following legal assertions of invalidity and unenforceability is unpredictable. If a third party were to prevail on a legal assertion of invalidity or unenforceability, we would lose at least part, and perhaps all, of the patent protection on our products or products that we may develop. If our patents are found to be valid and infringed, a court may refuse to grant injunctive relief against the infringer and instead grant us monetary damages or ongoing royalties. Such monetary compensation may be insufficient to adequately offset the damage to our business caused by the infringer’s competition in the market. An adverse result in any litigation or other proceeding could put one or more of our patents at risk of being invalidated or interpreted narrowly. Any of these events could materially and adversely affect our business, financial condition, and results of operations.

Even if resolved in our favor, litigation or other proceedings relating to intellectual property claims may cause us to incur expenses and could distract our personnel from their normal responsibilities. In addition, there could be public announcements of the results of hearings, motions or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock. Such litigation or proceedings could substantially increase our operating losses and reduce the resources available for development activities or any future sales, marketing, or distribution activities. We may not have sufficient financial or other resources to conduct such litigation or proceedings adequately. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their greater financial resources and more mature and developed intellectual property portfolios. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential or sensitive information could be compromised by disclosure in the event of litigation. Uncertainties resulting from the initiation and continuation of patent and other intellectual property litigation or other proceedings could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to obtain and maintain patent protection for our technology and products, or if the scope of the patent protection obtained is not sufficiently broad, we may not be able to compete effectively in our markets.

Our success depends in large part on our ability to obtain and maintain patent and other intellectual property protection in the United States and other countries with respect to our products and technology we develop.

We seek to protect our position by in-licensing intellectual property relating to our products and filing patent applications in the United States and abroad related to our technologies and products that are important to our business. We also rely on a combination of contractual provisions, confidentiality procedures and copyright, trademark, trade secret, and other intellectual property rights to protect the proprietary aspects of our brands, technologies, and data. These legal measures afford only limited protection, and competitors or others may gain access to or use our intellectual property and proprietary information. Our success will depend, in part, on obtaining and maintaining patents, preserving our trade secrets, maintaining the security of our data and know-how, and obtaining other intellectual property rights.

We may not be able to obtain and maintain intellectual property or other proprietary rights necessary to our business or in a form that provides us with a competitive advantage. For example, our trade secrets, data, and know-how could be subject to unauthorized use, misappropriation, or disclosure to unauthorized parties, despite our efforts to enter into confidentiality agreements with our employees, consultants, contractors, clients, and other vendors who have access to such information, and could otherwise become known or be independently discovered by third parties. In addition, the patent prosecution process is expensive, time-consuming, and complex, and we may not be able to file, prosecute, maintain, enforce, or license all necessary or desirable patent applications at a reasonable cost, in a timely manner, or in all jurisdictions where protection may be commercially advantageous, or we may not be able to protect our intellectual property at all. Despite our efforts to protect our intellectual property, unauthorized parties may be able to obtain and use information that we regard as proprietary. It is also possible that we will fail to identify patentable aspects of our research and development output in time to obtain patent protection. Although we enter into non-disclosure and confidentiality agreements with parties who have access to confidential or patentable aspects of our research and development output, such as our employees, consultants, contractors, collaborators, vendors, and other third parties, any of these parties may breach the agreements and disclose such output before a patent application is filed, thereby jeopardizing our ability to seek patent protection. In addition, publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until 18 months after filing, or in some cases not at all. Therefore, we cannot be certain that we were the first to make the inventions claimed in our owned or any licensed patents or pending patent applications, or that we were the first to file for patent protection of such inventions.

The patent position of medical device companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Changes in either the patent laws or their interpretation in the United States and other countries may diminish our ability to protect our inventions, obtain, maintain, and enforce our intellectual property rights and, more generally, could affect the value of our intellectual property or narrow the scope of our owned and licensed patents. With respect to both in-licensed and owned intellectual property, we cannot predict whether the patent applications we and our licensors are currently pursuing will issue as patents in any particular jurisdiction or whether the claims of any issued patents will provide sufficient protection from competitors. As a result, the issuance, scope, validity, enforceability, and commercial value of our patent rights are highly uncertain.

Moreover, the coverage claimed in a patent application can be significantly reduced before a patent is issued, and its scope can be reinterpreted after issuance. Even if patent applications we license or own currently or in the future issue as patents, they may not issue in a form that will provide us with any meaningful protection, prevent competitors or other third parties from competing with us, or otherwise provide us with any competitive advantage. Any patents that we hold or in-license may be challenged, narrowed, or invalidated by third parties. Additionally, our competitors or other third parties may be able to circumvent our patents by developing similar or alternative technologies or products in a non-infringing manner. Third parties may also have blocking patents that could prevent us from marketing our own products and practicing our own technology. Alternatively, third parties may seek approval to market their own products similar to or otherwise competitive with our products. In these circumstances, we may need to defend or assert our patents, including by filing lawsuits alleging patent infringement. In any of these types of proceedings, a court or agency with jurisdiction may find our patents invalid, unenforceable, or not infringed, in which case, our competitors and other third parties may then be able to market products and use manufacturing and analytical processes that are substantially similar to ours. Even if we have valid and enforceable patents, these patents still may not provide protection against competing products or processes sufficient to achieve our business objectives.

Given that patent applications are confidential for a period of time after filing, we cannot be certain that we were the first to file any patent application related to our products. Competitors may also contest our patents, if issued, by showing the patent examiner that the invention was not original, was not novel or was obvious. In litigation, a competitor could claim that our patents, if issued, are not valid for a number of reasons. If a court agrees, we would lose our rights to those challenged patents.

In addition, given the amount of time required for the development, testing and regulatory review of new products, patents protecting such products might expire before or shortly after such products are commercialized. As a result, our intellectual property may not provide us with sufficient rights to exclude others from commercializing products similar or identical to ours. Moreover, some of our owned and in-licensed patents and patent applications may in the future be co-owned with third parties. If we are unable to obtain an exclusive license to any such third-party co-owners’ interest in such patents or patent applications, such co-owners may be able to license their rights to other third parties, including our competitors, and our competitors could market competing products and technology. In addition, we may need the cooperation of any such co-owners of our patents in order to enforce such patents against third parties, and such cooperation may not be provided to us.

Our other intellectual property, including our trademarks, could also be challenged, invalidated, infringed, and circumvented by third parties, and our trademarks could also be diluted, declared generic, or found to be infringing on other marks, in which case we could be forced to re-brand our products, resulting in loss of brand recognition and requiring us to devote resources to advertising and marketing new brands, and suffer other competitive harm. Third parties may also adopt trademarks similar to ours, which could harm our brand identity and lead to market confusion.

We may in the future also be subject to claims by our former employees, consultants, or contractors asserting an ownership right in our patents or patent applications, as a result of the work they performed on our behalf. Although we generally require all of our employees, consultants, contractors, and any other partners or collaborators who have access to our proprietary know-how, information or technology to assign or grant similar rights to their inventions to us, we cannot be certain that we have executed such agreements with all parties who may have contributed to our intellectual property, nor can we be certain that our agreements with such parties will be upheld in the face of a potential challenge, or that they will not be breached, for which we may not have an adequate remedy.

Failure to obtain and maintain patents, trademarks, and other intellectual property rights necessary to our business and failure to protect, monitor, and control the use of our intellectual property rights could negatively impact our ability to compete and cause us to incur significant expenses. The intellectual property laws and other statutory and contractual arrangements in the United States and other jurisdictions we depend upon may not provide sufficient protection in the future to prevent the infringement, use, violation, or misappropriation of our patents, trademarks, data, technology, and other intellectual property, and may not provide an adequate remedy if our intellectual property rights are infringed, misappropriated, or otherwise violated. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Furthermore, our owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, this could arise if the research resulting in certain of our owned or in-licensed patent rights and technology was funded in part by the U.S. government. As a result, the government may have certain rights, or march-in rights, to such patent rights and technology. When new technologies are developed with government funding, the government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention for non-commercial purposes. These rights may permit the government to disclose our confidential information to third parties and to exercise march-in rights to use or allow third parties to use our licensed technology. The government can exercise its march-in rights if it determines that action is necessary because we fail to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, our rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of such rights could harm our competitive position, business, financial condition, results of operations, and prospects.

Moreover, a portion of our intellectual property has been acquired from one or more third parties. While we have conducted diligence with respect to such acquisitions, because we did not participate in the development or prosecution of much of the acquired intellectual property, we cannot guarantee that our diligence efforts identified or remedied all issues related to such intellectual property, including potential ownership errors, potential errors during prosecution of such intellectual property, and potential encumbrances that could limit our ability to enforce such intellectual property rights.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment, and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for noncompliance with these requirements.

Periodic maintenance fees on any issued patent are due to be paid to the USPTO and other foreign patent agencies in several stages over the lifetime of the patent. The USPTO and various foreign national or international patent agencies require compliance with a number of procedural, documentary, fee payment, and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Noncompliance events that could result in abandonment or lapse of patent rights include, but are not limited to, failure to timely file national and regional stage patent applications based on our international patent application, failure to respond to official actions within prescribed time limits, non-payment of fees, and failure to properly legalize and submit formal documents. If we or any of our future licensors fail to maintain the patents and patent applications covering our Nalu system or any future products, our competitors may be able to enter the market, which would have an adverse effect on our business.

We may not identify relevant third-party patents or may incorrectly interpret the relevance, scope, or expiration of a third-party patent, which might adversely affect our ability to develop and market our products.

We cannot guarantee that any of our patent searches or analyses, including the identification of relevant patents, the scope of patent claims, or the expiration of relevant patents, are complete or thorough, nor can we be certain that we have identified each and every third-party patent and pending application in the United States and abroad that is relevant to or necessary for the commercialization of our current and future products in any jurisdiction.

The scope of a patent claim is a legal conclusion that rests upon consideration of the written disclosure in a patent, the patent’s prosecution history, and usage by artisans in the relevant field. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect, which may negatively impact our ability to market our products. We may incorrectly determine that our products are not covered by a third-party patent or may incorrectly predict whether a third party’s pending application will issue with claims of relevant scope. Our determination of the expiration date of any patent in the United States or abroad that we consider relevant may be incorrect, and our failure to identify and correctly interpret relevant patents may negatively impact our ability to develop and market our products.

Our future reliance on third parties may require us to share our trade secrets, which increases the possibility that a competitor will discover them or that our trade secrets will be misappropriated or disclosed.

Because we expect to rely on a third party to manufacture our Nalu system, and any future products, and we expect to collaborate with third parties on the continuing development of our Nalu system, and any future products, we must, at times, share trade secrets with them. We also expect to conduct R&D programs that may require us to share trade secrets under the terms of our partnerships or agreements with CROs. We seek to protect our proprietary technology in part by entering into agreements containing confidentiality and use restrictions and obligations, including material transfer agreements, consulting agreements, manufacturing and supply agreements, confidentiality agreements or other similar agreements with our advisors, employees, contractors, CMOs, CROs, other service providers and consultants prior to disclosing proprietary information. These agreements typically limit the rights of the third parties to use or disclose our confidential information, including our trade secrets. Despite the contractual provisions employed when working with third parties, the need to share trade secrets and other confidential information increases the risk that such trade secrets become known by our competitors, are inadvertently incorporated into the technology of others, or are disclosed or used in violation of these agreements. Given that our proprietary position is based, in part, on our know-how and trade secrets, a competitor’s discovery of our trade secrets or other unauthorized use or disclosure would impair our competitive position and may have an adverse effect on our business and results of operations.

In addition, these agreements typically restrict the ability of our advisors, employees, third-party contractors CMOs, CROs, other service providers, and consultants to publish data potentially relating to our trade secrets, although our agreements may contain certain limited publication rights. Despite our efforts to protect our trade secrets, our competitors may discover our trade secrets, either through breach of our agreements with third parties, independent development, or publication of information by any of our third-party collaborators. A competitor’s discovery of our trade secrets would impair our competitive position and have an adverse impact on our business.

We may be subject to claims that we or our employees have misappropriated the intellectual property of a third party, including trade secrets or know-how, or are in breach of non-competition or non-solicitation agreements with our competitors and third parties may claim an ownership interest in intellectual property we regard as our own.

Many of our employees and consultants were previously employed at or engaged by other medical device, biotechnology, or pharmaceutical companies, including our competitors or potential competitors. Some of these employees, consultants, and contractors, may have executed proprietary rights, non-disclosure, and non-competition agreements in connection with such previous employment. Although we try to ensure that our employees and consultants do not use the intellectual property, proprietary information, know-how, or trade secrets of others in their work for us, we may be subject to claims that we or these individuals have, inadvertently or otherwise, misappropriated the intellectual property or disclosed the alleged trade secrets or other proprietary information, of these former employers or competitors.

Additionally, we may be subject to claims from third parties challenging our ownership interest in intellectual property we regard as our own, based on claims that our employees or consultants have breached an obligation to assign inventions to another employer, to a former employer, or to another person or entity. Litigation may be necessary to defend against any other claims, and it may be necessary or we may desire to enter into a license to settle any such claim; however, there can be no assurance that we would be able to obtain a license on commercially reasonable terms, if at all. If our defense to those claims fails, in addition to paying monetary damages, a court could prohibit us from using technologies or features that are essential to our products, if such technologies or features are found to incorporate or be derived from the trade secrets or other proprietary information of the former employers.

An inability to incorporate technologies or features that are important or essential to our products could have a material adverse effect on our business, financial condition, and results of operations, and may prevent us from selling our products. In addition, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against these claims, litigation could result in substantial costs and could be a distraction to management. Any litigation or the threat thereof may adversely affect our ability to hire employees or contract with independent territory managers. A loss of key personnel or their work product could hamper or prevent our ability to commercialize our products, which could have an adverse effect on our business, financial condition, and results of operations.

Our rights to develop and commercialize our products are subject, in part, to the terms and conditions of licenses granted to us by others.

We rely, in part, upon licenses to certain patent rights and proprietary technology from third parties that are important or necessary to the development of our products and technology. These and other licenses may not provide exclusive rights to use such intellectual property and technology in all relevant fields of use and in all territories in which we may wish to develop or commercialize our technology and products in the future. As a result, we may not be able to prevent competitors from developing and commercializing competitive products in territories included in all of our licenses.

In addition, we may not have the right to control the preparation, filing, prosecution, maintenance, enforcement and defense of patents and patent applications covering the technology that we license from third parties. Therefore, we cannot be certain that these patents and patent applications will be prepared, filed, prosecuted, maintained, enforced, and defended in a manner consistent with the best interests of our business. If our licensors fail to prosecute, maintain, enforce, and defend such patents, or lose rights to those patents or patent applications, the rights we have licensed may be reduced or eliminated, and our right to develop and commercialize any of our products that are subject of such licensed rights could be adversely affected.

Our licensors may have relied on third-party consultants or collaborators or on funds from third parties such that our licensors are not the sole and exclusive owners of the patents we in-license. This could materially and adversely affect our business, financial condition, and results of operations.

The agreements under which we currently license intellectual property or technology from third parties are complex, and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what we believe to be the scope of our rights to the relevant intellectual property or technology, or increase what we believe to be our financial or other obligations under the relevant agreement. In spite of our best efforts, our licensors might also conclude that we have materially breached our license agreements and terminate the license agreements, thereby removing our ability to develop and commercialize products and technology covered by these license agreements. If these in-licenses are terminated, or if the underlying patents fail to provide the intended exclusivity, competitors would have the freedom to seek regulatory approval of, and to market, products identical to ours. In addition, we may seek to obtain additional licenses from our licensors and, in connection with obtaining such licenses, we may agree to amend our existing licenses in a manner that may be more favorable to the licensors, including by agreeing to terms that could enable third parties (potentially including our competitors) to receive licenses to a portion of the intellectual property that is subject to our existing licenses. Any of these events could materially and adversely affect our business, financial condition, and results of operations.

In the future, we may enter agreements involving licenses or collaborations that provide for access or sharing of intellectual property. If we fail to comply with our obligations under any license, collaboration, or other agreements, we may be required to pay damages and could lose intellectual property rights that are necessary for developing and protecting our current and future products.

We currently, and in the future may continue to, license from third parties certain intellectual property relating to our current and future products. In the event we do so, we may have certain obligations to such licensors. If we breach any material obligations, or use the intellectual property licensed to us in an unauthorized manner, we may be required to pay damages and the licensor may have the right to terminate the license, which could result in us being unable to develop, manufacture, and sell products that are covered by the licensed technology or enable a competitor to gain access to the licensed technology.

Disputes may arise between us and our future licensors regarding intellectual property subject to a license agreement, including:

•	the scope of rights granted under the license agreement and other interpretation-related issues;

•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

•	our right to sublicense patents and other rights to third parties;

•

our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations;

•	our right to transfer or assign the license; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by any of our future licensors and us and our partners.

If disputes over intellectual property that we license in the future prevent or impair our ability to maintain our licensing arrangements on acceptable terms, we may not be able to successfully develop and commercialize the affected products, which would have a material adverse effect on our business, financial condition, and results of operations.

In addition, certain of our future agreements with third parties may limit or delay our ability to consummate certain transactions, may impact the value of those transactions, or may limit our ability to pursue certain activities. For example, we may in the future enter into license agreements that are not assignable or transferable, or that require the licensor’s express consent in order for an assignment or transfer to take place.

Further, we or our future licensors, if any, may fail to identify patentable aspects of inventions made in the course of development and commercialization activities before it is too late to obtain patent protection on them. Therefore, we may miss potential opportunities to strengthen our patent position. It is possible that defects of form in the preparation or filing of our patents or patent applications may exist, or may arise in the future, for example with respect to proper priority claims, inventorship, claim scope, or requests for patent term adjustments. If we or our future licensors fail to establish, maintain, or protect such patents and other intellectual property rights, such rights may be reduced or eliminated. If our future licensors are not fully cooperative or disagree with us as to the prosecution, maintenance or enforcement of any patent rights, such patent rights could be compromised. If there are material defects in the form, preparation, prosecution, or enforcement of our patents or patent applications, such patents may be invalid or unenforceable, and such applications may never result in valid, enforceable patents. Any of these outcomes could impair our ability to prevent competition from third parties, which may have an adverse impact on our business.

In addition, even where we have the right to control patent prosecution of patents and patent applications under future license from third parties, we may still be adversely affected or prejudiced by actions or inactions of our predecessors or licensors and their counsel that took place prior to us assuming control over patent prosecution.

Our technology acquired or licensed in the future from various third parties may be subject to retained rights. Our predecessors or licensors may retain certain rights under their agreements with us, including the right to use the underlying technology for noncommercial academic and research use, to publish general scientific findings from research related to the technology, and to make customary scientific and scholarly disclosures of information relating to the technology. It is difficult to monitor whether our predecessors or future licensors limit their use of the technology to these uses, and we could incur substantial expenses to enforce our rights to our licensed technology in the event of misuse.

If we are limited in our ability to utilize acquired or future licensed technologies, or if we lose our rights to critical future in-licensed technology, we may be unable to successfully develop, out-license, market and sell our products, which could prevent or delay new product introductions. Our business strategy depends on the successful development of acquired technologies, and possibly in the future licensed technology, into commercial products. Therefore, any limitations on our ability to utilize these technologies may impair our ability to develop, out-license or market and sell our products.

We may not be successful in obtaining necessary rights to any products we may develop through acquisitions and in-licenses.

We may need to obtain additional licenses from our existing licensors or otherwise acquire or in-license any intellectual property rights from third parties that we identify as necessary for our products. It is possible that we may be unable to obtain any additional licenses or acquire such intellectual property rights at a reasonable cost or on reasonable terms, if at all. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that we may consider attractive or necessary. These established companies may have a competitive advantage over us due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive us to be a competitor may be unwilling to assign or license rights to us. We also may be unable to license or acquire third-party intellectual property rights on terms that would allow us to make an appropriate return on our investment or at all. In that event, we may be required to expend significant time and resources to redesign our technology, products, or the methods for manufacturing them or to develop or license replacement technology, all of which may not be feasible on a technical or commercial basis. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could have a material adverse effect on our business, financial condition, and results of operations.

Any collaboration or partnership arrangements that we may enter into in the future may not be successful, which could adversely affect our ability to develop and commercialize our products.

Any future collaborations that we enter into may not be successful. The success of our collaboration arrangements will depend heavily on the efforts and activities of our collaborators. Collaborations are subject to numerous risks, which may include that:

•	collaborators have significant discretion in determining the efforts and resources that they will apply to collaborations;

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collaborators may not pursue development and commercialization of our products or may elect not to continue or renew development or commercialization programs based on trial or test results, changes in their strategic focus due to the acquisition of competitive products, availability of funding or other external factors, such as a business combination that diverts resources or creates competing priorities;

•	collaborators could independently develop, or develop with third parties, products that compete directly or indirectly with our current and future products;

•

a collaborator with marketing, manufacturing, and distribution rights to one or more products may not commit sufficient resources to or otherwise not perform satisfactorily in carrying out these activities;

•	we could grant exclusive rights to our collaborators that would prevent us from collaborating with others;

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collaborators may not properly maintain or defend our intellectual property rights or may use our intellectual property or proprietary information in a way that gives rise to actual or threatened litigation that could jeopardize or invalidate our intellectual property or proprietary information or expose us to potential liability;

•

disputes may arise between us and a collaborator that causes the delay or termination of the research, development, or commercialization of our current or future products or that results in costly litigation or arbitration that diverts management attention and resources;

•	collaborations may be terminated, and, if terminated, may result in a need for additional capital to pursue further development or commercialization of the applicable current or future products;

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collaborators may own or co-own intellectual property covering our products that results from our collaborating with them, and in such cases, we would not have the exclusive right to develop or commercialize such intellectual property; and

•	a collaborator’s sales and marketing activities or other operations may not be in compliance with applicable laws resulting in civil or criminal proceedings.

We may be subject to claims challenging the inventorship of our patents and other intellectual property.

We or our licensors may be subject to claims that former consultants, contractors or other third parties have an interest in our owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. While it is our policy to require our employees, consultants and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. The assignment of intellectual property rights may not be self-executing, or the assignment agreements may be breached, and we may be forced to bring claims against third parties, or defend claims that they may bring against us, to determine the ownership of what we regard as our intellectual property. If we or our licensors fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our products. Any such events could have a material adverse effect on our business, financial condition, and results of operations.

If we are unable to protect the confidentiality of our other proprietary information, our business and competitive position may be harmed.

In addition to patent protection, we also rely on other proprietary rights, including protection of trade secrets, and other proprietary information that is not patentable or that we elect not to patent. However, trade secrets can be difficult to protect, and some courts are less willing or unwilling to protect trade secrets. To maintain the confidentiality of our trade secrets and proprietary information, we rely heavily on confidentiality provisions that we have in contracts with our employees, consultants, collaborators, and others upon the commencement of their relationship with us. We cannot guarantee that we have entered into such agreements with each party that may have or have had access to our trade secrets or proprietary technology and processes. We may not be able to prevent the unauthorized disclosure or use of our technical knowledge or other trade secrets by such third parties, despite the existence generally of these confidentiality restrictions. These contracts may not provide meaningful protection for our trade secrets, know-how, or other proprietary information in the event of any unauthorized use, misappropriation, or disclosure of such trade secrets, know-how, or other proprietary information. There can be no assurance that such third parties will not breach their agreements with us, that we will have adequate remedies for any breach, or that our trade secrets will not otherwise become known or independently developed by competitors. Despite the protections we do place on our intellectual property or other proprietary rights, monitoring unauthorized use and disclosure of our intellectual property is difficult, and we do not know whether the steps we have taken to protect our intellectual property or other proprietary rights will be adequate. In addition, the laws of many foreign countries will not protect our intellectual property or other proprietary rights to the same extent as the laws of the United States. Consequently, we may be unable to prevent our proprietary technology from being exploited abroad, which could affect our ability to expand to international markets or require costly efforts to protect our technology.

To the extent our intellectual property or other proprietary information protection is incomplete, we are exposed to a greater risk of direct competition. A third party could, without authorization, copy or otherwise obtain and use our products or technology, or develop similar technology. Our competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts or design around our protected technology. Our failure to secure, protect, and enforce our intellectual property rights could substantially harm the value of our products, brand, and business. The theft or unauthorized use or publication of our trade secrets and other confidential business information could reduce the differentiation of our products and harm our business, the value of our investment in development or business acquisitions could be reduced and third parties might make claims against us related to losses of their confidential or proprietary information. Any of the foregoing could have a material adverse effect on our business, financial condition, and results of operations.

Further, it is possible that others will independently develop the same or similar technology or otherwise obtain access to our unpatented technology, and in such cases, we could not assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our trade secret rights and related confidentiality and nondisclosure provisions. If we fail to obtain or maintain trade secret protection, or if our competitors obtain our trade secrets or independently develop technology similar to ours or competing technologies, our competitive market position could be materially and adversely affected. In addition, some courts are less willing or unwilling to protect trade secrets and agreement terms that address non-competition are difficult to enforce in many jurisdictions and might not be enforceable in certain cases.

We also seek to preserve the integrity and confidentiality of our data and other confidential information by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached and detecting the disclosure or misappropriation of confidential information and enforcing a claim that a party illegally disclosed or misappropriated confidential information is difficult, expensive, and time-consuming, and the outcome is unpredictable. Further, we may not be able to obtain adequate remedies for any breach.

Changes in U.S. patent law or the patent law of other countries or jurisdictions could diminish the value of patents in general, thereby impairing our ability to protect our products.

The United States has enacted and implemented wide-ranging patent reform legislation. The United States Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that would weaken our ability to obtain new patents or to enforce patents that we have licensed or that we might obtain in the future. Similarly, changes in patent law and regulations in other countries or jurisdictions or changes in the governmental bodies that enforce them, or changes in how the relevant governmental authority enforces patent laws or regulations may weaken our ability to obtain new patents or to enforce patents that we have licensed or that we may obtain in the future.

We may not be able to protect our intellectual property rights throughout the world, which could impair our business.

Filing, prosecuting, and defending patents covering our Nalu system, and any of our future products throughout the world would be prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and, further, may export otherwise infringing products to territories where we may have or obtain patent protection, but where patent enforcement is not as strong as that in the United States. These unauthorized products may compete with our products in such jurisdictions and take away our market share where we do not have any issued or licensed patents and any future patent claims, or other intellectual property rights may not be effective or sufficient to prevent them from so competing.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

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others may be able to make product that is similar to our current and future products we intend to commercialize that is not covered by the patents that we exclusively licensed and have the right to enforce;

•	we, any of our future licensors or collaborators might not have been the first to make the inventions covered by the issued patents or pending patent applications that we own;

•	we or any of our future licensor might not have been the first to file patent applications covering certain of our inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing our intellectual property rights;

•	it is possible that our future patent applications will not lead to issued patents;

•	issued patents that we own may not provide us with any competitive advantages, or may be held invalid or unenforceable as a result of legal challenges;

•

our competitors might conduct research and development activities in the United States and other countries that provide a safe harbor from patent infringement claims for certain research and development activities, as well as in countries where we do not have patent rights, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets; and

•	we may not develop additional proprietary technologies that are patentable.

Our use of “open source” software could subject our proprietary software to general release, adversely affect our ability to sell our products and subject us to possible litigation.

A portion of the products or technologies licensed, developed, or distributed by us incorporate so-called “open source” software and we may incorporate open source software into other products in the future. Such open source software is generally licensed by its authors or other third parties under open source licenses. Some open source licenses contain requirements that we disclose source code for modifications we make to the open source software and that we license such modifications to third parties at no cost. In some circumstances, distribution of our software in connection with open source software could require that we disclose and license some or all of our proprietary code in that software, as well as distribute our products that use particular open source software at no cost to the user. We monitor our use of open source software in an effort to avoid uses in a manner that would require us to disclose or grant licenses under our proprietary source code; however, there can be no assurance that such efforts will be successful. Open source license terms are often ambiguous and such use could inadvertently occur. There is little legal precedent governing the interpretation of many of the terms of these licenses, and the potential impact of these terms on our business may result in unanticipated obligations regarding our products and technologies. Companies that incorporate open source software into their products have, in the past, faced claims seeking enforcement of open source license provisions and claims asserting ownership of open source software incorporated into their product. If an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of an open source license, we could incur significant legal costs defending ourselves against such allegations. In the event such claims were successful, we could be subject to significant damages or be enjoined from the distribution of our products. In addition, if we combine our proprietary software with open source software in certain ways, under some open source licenses, we could be required to release the source code of our proprietary software, which could substantially help our competitors develop products that are similar to or better than ours and otherwise adversely affect our business. These risks could be difficult to eliminate or manage, and, if not addressed, could harm our business, financial condition, and results of operations.

If our trademarks and tradenames are not adequately protected, then we may not be able to build name recognition in our markets and our business may be adversely affected.

We rely on trademarks, service marks, tradenames, and brand names to distinguish our products from the products of our competitors and have registered or applied to register these trademarks. We cannot assure you that our trademark applications will be approved. During trademark registration proceedings, we may receive rejections. Although we are given an opportunity to respond to those rejections, we may be unable to overcome such rejections. In addition, in proceedings before the USPTO and comparable agencies in many foreign jurisdictions, third parties are given an opportunity to oppose pending trademark applications and to seek to cancel registered trademarks. Opposition or cancellation proceedings may be filed against our trademarks, and our trademarks may not survive such proceedings. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products, which could result in loss of brand recognition and could require us to devote resources towards advertising and marketing new brands. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. Certain of our current or future trademarks may become so well known by the public that their use becomes generic and they lose trademark protection. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business, financial condition and results of operations may be adversely affected.

Risks Related to Government Regulation

Our products and operations are subject to extensive government regulation and oversight in the United States.

Our products are regulated as medical devices. We and our products are subject to extensive regulation in the United States, including by the FDA and by the FDA’s foreign counterparts. The FDA and foreign regulatory agencies regulate, among other things, with respect to medical devices: design, development, manufacturing and release; laboratory, preclinical and clinical testing; labeling, packaging, content and language of instructions for use and storage; product safety and efficacy; establishment registration and device listing; marketing, sales and distribution; pre-market clearance and approval; service operations; record keeping procedures; advertising and promotion; recalls and field safety corrective actions; post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury; post-market studies; and product import and export.

The regulations to which we are subject are complex and have tended to become more stringent over time. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales. The FDA enforces these regulatory requirements through, among other means, periodic unannounced inspections and periodic reviews of public marketing and promotion materials.

In April 2021, FDA conducted a pre-approval inspection of the company’s Carlsbad, California facility related to our pending PMA application for sacral nerve stimulation for the treatment of urinary retention and symptoms of overactive bladder, which resulted in an FDA Form 483 Notice of Inspectional Observations, identifying two adverse observations. The company is currently responding to these inspectional observations. If the company does not promptly and fully address these observations to the FDA’s satisfaction, then the FDA will not approve our pending PMA and could take further enforcement action against us, including ordering a recall or issuing a Warning Letter related to our commercial products, any of which could have a material adverse effect on our business, financial condition, and results of operations. We do not know whether we will be found compliant in connection with any future FDA inspections or reviews. Failure to comply with applicable regulations could jeopardize our ability to sell our products and result in enforcement actions such as: warning letters; untitled letters; fines; injunctions; civil penalties; termination of distribution; recalls or seizures of products; delays in the introduction of products into the market; total or partial suspension of production; refusal to grant future clearances or approvals; withdrawals or suspensions of current approvals, resulting in prohibitions on sales of our products; and in the most serious cases, criminal penalties.

If we fail to obtain and maintain necessary regulatory clearances or approvals for our products, or if clearances or approvals for future products and indications, or modifications to our current products, are delayed or not issued, our commercial operations would be harmed.

Our products are subject to extensive regulation by the FDA and the Federal Communications Commission, or the FCC, in the United States and by regulatory agencies in other countries where we do business. For medical devices involving radio frequency, or RF, wireless technologies, the FDA’s policies on wireless medical devices coordinate with the FCC. Government regulations specific to medical devices are wide ranging and govern, among other things:

•	product design, development, and manufacturing;

•	laboratory, preclinical and clinical testing, labeling, packaging, storage, and distribution;

•	premarketing clearance or approval;

•	product changes;

•	product safety and effectiveness;

•	record keeping;

•	product marketing, promotion and advertising, sales, and distribution; and

•	post marketing surveillance, including reporting of deaths or serious injuries and malfunctions, recalls, and corrections and removals.

Complying with these regulations and other laws is costly, time-consuming, complex, and uncertain. Before a new medical device, or a new use of, new claim for or significant modification to an existing product, can be marketed in the United States, a company must first submit and receive either 510(k) clearance pursuant to Section 510(k) of the Food, Drug and Cosmetic Act, or the FDCA, or approval of a premarket approval, or PMA, application from the FDA, unless an exemption applies. Failure to comply with applicable U.S. requirements regarding, for example, promoting, manufacturing, or labeling our products, may subject us to a variety of administrative or judicial actions and sanctions, such as Form 483 observations, warning letters, untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution. The FDA can also refuse to clear or approve pending applications. Any enforcement action by the FDA and other comparable non-U.S. regulatory agencies could have a material adverse effect on our business, financial condition, and results of operations.

In many cases, the process of obtaining PMA approval is much more rigorous, costly, lengthy, and uncertain than the 510(k) clearance process. In the 510(k) clearance process, before a device can be marketed, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, which includes a device that has been previously cleared through the 510(k) process, a device that was legally marketed prior to May 28, 1976 (pre-amendments device), a device that was originally on the U.S. market pursuant to an approved PMA and later down-classified, or a 510(k)-exempt device, in order to clear the proposed device for marketing. To be “substantially equivalent,” the proposed device must have the same intended use as the predicate device, and either have the same technological characteristics as the predicate device or have different technological characteristics, and not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes required to support substantial equivalence. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based on extensive data, including technical, pre-clinical, clinical trial, manufacturing, and labeling data. The PMA process is typically required for devices for which the 510(k) process cannot be used and that are deemed to pose the greatest risk, such as life-sustaining, life-supporting or implantable devices.

Modifications to products that are approved through a PMA application generally need prior FDA approval of a PMA supplement. Similarly, some modifications made to products cleared through a 510(k) may require a new 510(k), or such modification may put the device into class III and require PMA approval. The FDA’s 510(k) clearance process usually takes from three to 12 months but may last longer. The process of obtaining a PMA generally takes from one to three years, or even longer, from the time the PMA is submitted to the FDA. Despite the time, effort, and cost, a device may not be approved or cleared by the FDA. Any delay or failure to obtain necessary regulatory approvals or clearances could have a material adverse effect on our business, financial condition, and results of operations. Furthermore, even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the device, which may limit the market for the device.

The FDA or comparable regulatory authorities can delay, limit, or deny clearance or approval of a device for many reasons, including:

•	our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that our products are safe or effective for their intended uses;

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the disagreement of the FDA or the applicable foreign regulatory body with the design, conduct or implementation of our clinical trials or the analyses or interpretation of data from pre-clinical studies or clinical trials;

•	serious and unexpected adverse device effects experienced by participants in our clinical trials;

•	the data from our pre-clinical studies and clinical trials may be insufficient to support clearance or approval, where required;

•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;

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an advisory committee, if convened by the applicable regulatory authority, may recommend against approval of our application or may recommend that the applicable regulatory authority require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions, or even if an advisory committee, if convened, makes a favorable recommendation, the respective regulatory authority may still not approve the product;

•	the applicable regulatory authority may identify significant deficiencies in our manufacturing processes, facilities, or analytical methods or those of our third-party contract manufacturers;

•

the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval; and

•	the FDA may audit our clinical trial data and conclude that the data is not sufficiently reliable to support approval or clearance.

Similarly, regulators may determine that our financial relationships with our principal investigators resulted in a perceived or actual conflict of interest that may have affected the interpretation of a study, the integrity of the data generated at the applicable clinical trial site or the utility of the clinical trial itself. Even if we are granted regulatory clearances or approvals, they may include significant limitations on the indicated uses for the product, which may limit the market for the product. Moreover, the FDA and similar foreign regulatory authorities strictly regulate the labeling, promotion, and advertising of our products, including comparative and superiority claims vis a vis competitors’ products, that may be made about products.

As a condition of approving a PMA application, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional safety and effectiveness data for the device. Failure to conduct the post-approval study in compliance with applicable regulations or to timely complete required post-approval studies or comply with other post-approval requirements could result in withdrawal of approval of the PMA, which would harm our business.

In addition, we are required to timely file various reports with the FDA, including Medical Device Reporting, or MDR, that requires that we report to the regulatory authorities if our products may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur. If these reports are not filed in a timely manner, regulators may impose sanctions and we may be subject to product liability or regulatory enforcement actions, all of which could harm our business.

If we initiate a correction or removal action for our products to reduce a significant risk to health posed by our products, we would be required to submit a publicly available correction and removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our products. Furthermore, the submission of these reports could be used by competitors against us and cause physicians to delay or cancel prescriptions, which could harm our reputation.

The FDA and the Federal Trade Commission, or FTC, also regulate the advertising, promotion, and labeling of our products to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there is adequate and reasonable scientific data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA or FTC determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including adverse publicity, warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

The FDA and state authorities have broad enforcement powers. Our failure to comply with applicable regulatory requirements could result in enforcement action by the FDA or state agencies, which may include any of the following sanctions:

•	adverse publicity, warning letters, fines, injunctions, consent decrees and civil penalties;

•	repair, replacement, refunds, recalls, termination of distribution, administrative detention, or seizure of our products;

•	operating restrictions, partial suspension, or total shutdown of production;

•	denial of our requests for 510(k) clearance or premarket approval of new products, new intended uses or modifications to existing products;

•	withdrawal of 510(k) clearance or premarket approvals that have already been granted; and

•	criminal prosecution.

If any of these events were to occur, our business and financial condition could be harmed. In addition, the FDA’s and other regulatory authorities’ policies may change and additional government regulations may be enacted that could prevent, limit, or delay regulatory approval of our products. For example, in December 2016, the 21st Century Cures Act, or Cures Act, was signed into law. The Cures Act, among other things, is intended to modernize the regulation of medical devices and spur innovation, but its ultimate implementation is unclear. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing approval that we may have obtained and we may not achieve or sustain profitability, which would adversely affect our business, financial condition, and results of operations.

Although we have obtained regulatory clearance for our Nalu system for SCS and PNS indications in the United States, it will remain subject to extensive regulatory scrutiny. To the extent we obtain any regulatory premarket approvals for any Class III products in the future, we will be subject to further regulatory requirements and scrutiny.

Although we have obtained FDA clearance for our Nalu system for SCS and PNS indications, we are subject to ongoing and pervasive regulatory requirements governing, among other things, the manufacture, labeling, packaging, storage, marketing, advertising, sale, promotion, sampling, record-keeping, import, export, registration and listing, conduct of post-marketing studies and submission of safety, effectiveness, and other post-market information, including both federal and state requirements in the United States and requirements of comparable non-U.S. regulatory authorities. We submitted a PMA application for a SNS indication for the treatment of urinary retention and symptoms of overactive bladder in December 2020, which is pending FDA review and approval. We may pursue other indications in the SNS space in the future, such as fecal incontinence indication. Submission of SNS PMA (Entry into Class III) may broaden oversight by associate of our 510(k) products. For example, we must submit periodic reports to the FDA as a condition of 510(k) clearance. These reports include information about failures and certain adverse events associated with the device after its clearance. Failure to submit such reports, or failure to submit the reports in a timely manner, could result in enforcement action by the FDA. Following its review of the periodic reports, the FDA might ask for additional information or initiate further investigation. In addition, we must maintain an active registration of our facilities and listing of our products in order to legally market them in the United States. If the FDA were to disagree with our product listing or otherwise take issue with our registration and listing compliance, it could result in delisting of our products or other enforcement action resulting in potential inability to market our products. If we obtain any PMAs and commercialize any Class III medical devices in the future, such as FDA approval for a SNS indication, we will be subject to further regulatory requirements and scrutiny, which can increase our compliance costs and potential liability under healthcare laws.

Any regulatory clearances or approvals that we have received for our products will be subject to limitations on the cleared or approved indicated uses for which the product may be marketed and promoted, will be subject to the conditions of approval, or will contain requirements for potentially costly post-marketing testing. We are required to report certain adverse events and production problems, if any, to the FDA and comparable foreign regulatory authorities. Any new legislation addressing product safety issues could result in increased costs to assure compliance. The FDA and other agencies, including the DOJ, closely regulate and monitor the post-clearance or approval marketing and promotion of products to ensure that they are marketed and distributed only for the cleared or approved indications and in accordance with the provisions of the cleared or approved labeling. We have to comply with requirements concerning advertising and promotion for our products.

Promotional communications with respect to devices are subject to a variety of legal and regulatory restrictions and must be consistent with the information in the products’ cleared or approved labeling. As such, we may not promote our products for indications or uses for which they do not have clearance or approval. For certain changes to a cleared product, including certain changes to product labeling, the holder of a cleared 510(k) application may be required to submit a new application and obtain clearance. We will train our marketing and sales force against promoting our products for uses outside of the cleared or approved indications for use, known as “off-label uses.” However, physicians may use our products for off-label purposes and are allowed to do so when in the physician’s independent professional medical judgment, he or she deems it appropriate. If the FDA determines that our promotional materials or training constitute promotion of an off-label or other improper use, or that our internal policies and procedures are inadequate to prevent such off-label uses, it could subject us to regulatory or enforcement actions as discussed below.

If a regulatory agency discovers previously unknown problems with a product, such as adverse events of unanticipated severity or frequency, or problems with our facility where the product is manufactured, or disagrees with the promotion, marketing or labeling of a product, such regulatory agency may impose restrictions on that product or us, including requiring withdrawal of the product from the market. If we fail to comply with applicable regulatory requirements, a regulatory agency or enforcement authority may, among other things:

•	subject our facility to an adverse inspectional finding or Form 483, or other compliance or enforcement notice, communication, or correspondence;

•	issue warning or untitled letters that would result in adverse publicity or may require corrective advertising;

•	impose civil or criminal fines and penalties;

•	suspend or withdraw regulatory clearances or approvals, impose requirements for new 510(k) clearances, resulting in prohibitions on sales of our products pending such further clearance;

•	refuse to clear or approve pending applications or supplements to approved applications submitted by us;

•	impose restrictions on our operations, including closing our sub-assembly suppliers’ facilities;

•	seize or detain products;

•	require a product recall;

•	refusal to grant export approval for our products;

•	customer notifications for repair, replacement, or refunds; or

•	criminal prosecution.

If any of these events were to occur, it would have a material adverse effect on our business, financial condition, and results of operations.

The FDA also regulates the advertising and promotion of our products to ensure that the claims we make are consistent with our regulatory clearances and approvals, that there are adequate and reasonable data to substantiate the claims and that our promotional labeling and advertising is neither false nor misleading in any respect. If the FDA determines that any of our advertising or promotional claims are misleading, not substantiated or not permissible, we may be subject to enforcement actions, including warning letters, and we may be required to revise our promotional claims and make other corrections or restitutions.

In addition, violations of the FDCA relating to the promotion of approved products may lead to investigations alleging violations of federal and state healthcare fraud and abuse and other laws, as well as state consumer protection laws. Any of these sanctions could result in higher than anticipated costs or lower than anticipated sales and have a material adverse effect on our reputation, business, financial condition, and results of operations. In addition, the FDA may change its clearance policies, adopt additional regulations, or revise existing regulations, or take other actions, which may prevent or delay clearance or approval of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Such policy or regulatory changes could impose additional requirements upon us that could delay our ability to obtain new clearances or approvals, increase the costs of compliance or restrict our ability to maintain our clearances of our current products.

Any government investigation of alleged violations of law could require us to expend significant time and resources in response and could generate negative publicity. Any failure to comply with ongoing regulatory requirements may significantly and adversely affect our ability to commercialize and generate revenue from our products. If regulatory sanctions are applied or if regulatory clearance or approval is withdrawn, it would have a material adverse effect on our business, financial condition, and results of operations.

Our medical device operations are subject to pervasive and continuing FDA regulatory requirements.

The medical device industry is now experiencing greater scrutiny and regulation by federal, state, and foreign governmental authorities. Companies in our industry are subject to more frequent and more intensive reviews and investigations, often involving the marketing, business practices, and product quality management. Such reviews and investigations may result in civil and criminal proceedings; the imposition of substantial fines and penalties; the receipt of warning letters, untitled letters, demands for recalls or the seizure of our products; the requirement to enter into corporate integrity agreements, stipulated judgments or other administrative remedies; and result in our incurring substantial unanticipated costs and the diversion of key personnel and management’s attention from their regular duties, any of which may have a material adverse effect on our business, financial condition and results of operations, and may result in greater and continuing governmental scrutiny of our business in the future.

Additionally, federal, state, and foreign governments and entities have enacted laws and issued regulations and other standards requiring increased visibility and transparency of our interactions with healthcare providers. For example, Open Payments requires us to annually report to CMS payments and other transfers of value to all U.S. physicians and U.S. teaching hospitals, with the reported information made publicly available on a searchable website. Failure to comply with these legal and regulatory requirements could impact our business, and we have had and will continue to spend substantial time and financial resources to develop and implement enhanced structures, policies, systems, and processes to comply with current and future legal and regulatory requirements, which may also impact our business and which could have a material adverse effect on our business, financial condition, and results of operations.

If we want to market our products for further uses in the United States, we will need to submit premarket applications for FDA clearances or approvals and may need to conduct trials in addition to our existing trials to support expanded use and to potentially make additional claims, which would be expensive and time-consuming and may not be successful. The use, misuse or off-label use of our products may also result in injuries that lead to product liability suits, which could be costly to our business.

Our Nalu system is cleared in the United States solely for certain specific intended uses. Specifically, our Nalu system is cleared for SCS and PNS indications for adult chronic intractable pain of the trunk and limbs, and severe intractable pain of peripheral nerve origin. We are permitted to market our products solely for their authorized indications, which restricts our ability to sell these products and could affect our growth. Additionally, our products are contraindicated for use in those who are unable to operate the system, have failed trial stimulation by failing to receive effective pain relief based on their providers’ assessment, are poor risk profile with respect to surgical procedures, or are pregnant. Our promotional materials and training methods must comply with FDA and other applicable laws and regulations, including the prohibition on the promotion of a medical device for a use that has not been cleared or approved by the FDA.

Use of a device outside of its cleared or approved indication is known as “off-label” use. We cannot prevent a physician from using our products for off-label use, as the FDA does not restrict or regulate a physician’s choice of treatment within the practice of medicine. However, we are not allowed to actively promote or advertise our products for off-label uses. In addition, we cannot make comparative claims regarding the use of our products against any alternative treatments without conducting head-to-head comparative clinical studies, which would be expensive and time-consuming. If the FDA determines that our promotional, reimbursement, or training materials for territory managers or physicians constitute promotion of an off-label use, the FDA could request that we modify our training, promotional, or reimbursement materials or subject us to regulatory or enforcement actions, including the issuance of an untitled letter, a warning letter, injunction, seizure, disgorgement of profits, and significant penalties, including civil fines and criminal penalties. Other federal, state, or foreign governmental authorities also might take action if they consider our promotion, reimbursement, or training materials to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Although we train our sales force not to promote our products for off-label uses, and our instructions for use in all markets specify that our products are not intended for use outside of those indications cleared or approved for use, the FDA or another regulatory agency could conclude that we have engaged in off-label promotion. For example, the government may take the position that off-label promotion resulted in inappropriate reimbursement for an off-label use in violation of the federal civil

False Claims Act for which it might impose significant civil fines and even pursue criminal action. In those possible events, our reputation could be damaged, and adoption of the products would be impaired.

We currently provide limited training in the use of our products because we market primarily to physicians who are experienced in the techniques required to use our devices. If demand for our products continues to grow, less experienced physicians will likely use our products, potentially leading to more injury and an increased risk of product liability claims. The use or misuse of our products may in the future result in complications and potentially leading to product liability claims.

Our products may be subject to recalls after receiving FDA or foreign approval or clearance, which could divert managerial and financial resources, harm our reputation, and adversely affect our business.

The FDA and similar foreign governmental authorities have the authority to require the recall of our products because of any failure to comply with applicable laws and regulations, or defects in design or manufacture. A government mandated or voluntary product recall by us could occur because of, for example, component failures, device malfunctions or other adverse events, such as serious injuries or deaths, or quality-related issues, such as manufacturing errors or design or labeling defects. Any future recalls of our products could divert managerial and financial resources, harm our reputation, and adversely affect our business.

If we initiate a correction or removal for one of our devices to reduce a risk to health posed by the device, we would be required to submit a publicly available Correction and Removal report to the FDA and, in many cases, similar reports to other regulatory agencies. This report could be classified by the FDA as a device recall which could lead to increased scrutiny by the FDA, other international regulatory agencies and our customers regarding the quality and safety of our devices. Furthermore, the submission of these reports has been and could be used by competitors against us in competitive situations and cause customers to delay purchase decisions or cancel orders and would harm our reputation.

In addition, we are subject to medical device reporting regulations that require us to report to the FDA or similar foreign governmental authorities if one of our products may have caused or contributed to a death or serious injury or if we become aware that it has malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction recurred. Failures to properly identify reportable events or to file timely reports, as well as failure to address each of the observations to the FDA’s satisfaction, can subject us to sanctions and penalties, including warning letters and recalls.

Physicians, hospitals, and other healthcare providers may make similar reports to regulatory authorities. Any such reports may trigger an investigation by the FDA or similar foreign regulatory bodies, which could divert managerial and financial resources, harm our reputation, and have a material adverse effect on our business, financial condition, and results of operations.

If we, or our suppliers, fail to comply with the FDA’s QSR, our manufacturing or distribution operations could be delayed or shut down and our revenue could suffer.

Our manufacturing and design processes, and facilities used for manufacturing our products, as well as those of our third-party component suppliers are required to comply with the FDA’s Quality System Regulation, or QSR, which covers procedures and documentation of the design, testing, production, control, quality assurance, labeling, packaging, storage, and shipping of our products in the United States. Furthermore, we are required to maintain and to verify that our suppliers maintain facilities, procedures, and operations that comply with our quality standards and applicable regulatory requirements. The FDA enforces the QSR through periodic announced or unannounced inspections of medical device manufacturing facilities, which may include the facilities of subcontractors. As stated

above, in April 2021, we received a Form 483 following a pre-approval inspection related to our pending PMA application for sacral nerve stimulation for the treatment of urinary retention and symptoms of overactive bladder. The Form 483 identifies two adverse inspectional observations, to which we are in the process of responding. If the company does not promptly and fully address the two observations cited in the Form 483 to the FDA’s satisfaction, then the FDA will not approve our PMA for this indication and could take further enforcement action. We are also subject to similar state requirements and licenses, and to ongoing ISO 13485 compliance in our operations, including design, manufacturing, and service, to maintain our CE Mark in Europe. In addition, we must engage in extensive recordkeeping and reporting and must make available our facilities and records for periodic unannounced inspections by other governmental agencies, state authorities, EU Notified Bodies, and comparable agencies in other countries. If we fail a regulatory inspection, our operations could be disrupted and our manufacturing interrupted. Failure to comply with applicable requirements, failure to take timely and adequate corrective action in response to an adverse regulatory inspection, or later discovery of previously unknown problems with our products or manufacturing processes could result in, among other things, warning letters or untitled letters, a shutdown of our manufacturing or product distribution operations, significant fines, suspension or withdrawal of marketing clearances and approvals, seizures or recalls of our products, administrative or judicially imposed sanctions, the FDA’s refusal to grant pending or future clearances or approvals for our products, clinical holds, refusal to permit the import or export of our products, total or partial, operating restrictions, or suspensions and criminal prosecutions of us, our suppliers, or our employees, any of which would cause our business to suffer. Furthermore, our key component suppliers may not currently be or may not continue to be in compliance with applicable regulatory requirements, which may result in manufacturing delays for our products and cause our revenue to decline.

The FDA has broad post-market and regulatory enforcement powers. We are subject to unannounced inspections by the FDA and the Food and Drug Branch of the California Department of Public Health, or CDPH, and our Notified Body to determine our compliance with the QSR and other regulations at both our design and manufacturing facilities, and these inspections may include the manufacturing facilities of our suppliers.

We can provide no assurance that we will continue to remain in material compliance with the QSR. If the FDA, CDPH or notified body in the European Union inspect any of our facilities and discover compliance problems, we may have to cease manufacturing and product distribution until we can take the appropriate remedial steps to correct the audit findings. Any of the actions noted above could significantly and negatively affect supply of our products. Taking corrective action may be expensive, time consuming and a distraction for management and if we experience a delay at our manufacturing facility, we may be unable to produce our products, which would harm our business. If any of these events occurs, our reputation could be harmed, we could be exposed to product liability claims, and we could lose customers and experience reduced sales and increased costs.

Healthcare reform initiatives and other administrative and legislative proposals in the United States may adversely affect our business, financial condition, results of operations and cash flows.

There have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control or manage the increased costs of healthcare and, more generally, to reform the United States healthcare system. Outside of the United States, foreign governments and regulatory authorities may implement new requirements that could impact our business and market acceptance. Certain of these proposals could limit the prices we are able to charge for our products or the coverage and reimbursement available for our products and could limit the acceptance and availability of our products. The adoption of proposals to control costs could have a material adverse effect on our business, financial condition, and results of operations.

For example, in the United States, in March 2010, the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act of 2010, together, the Affordable

Care Act, or ACA, was enacted. The ACA is a sweeping measure intended to expand healthcare coverage within the United States, primarily through the imposition of health insurance mandates on employers and individuals, the provision of subsidies to eligible individuals enrolled in plans offered on the health insurance exchanges and the expansion of the Medicaid program. The ACA has impacted existing government healthcare programs and has resulted in the development of new programs.

Certain provisions of the ACA have been subject to judicial and Congressional challenges. For example, since January 2017, President Trump has signed Executive Orders and other directives designed to delay the implementation of certain provisions of the ACA or otherwise circumvent some of the requirements for health insurance mandated by the ACA. While Congress has not passed comprehensive repeal legislation, bills affecting the implementation of certain taxes under the ACA have been signed into law, including the Tax Cuts and Jobs Act, enacted on December 22, 2017, or TCJA), which includes a provision repealing, effective January 1, 2019, the tax-based shared responsibility payment imposed by the ACA on certain individuals who fail to maintain qualifying health coverage for all or part of a year that is commonly referred to as the “individual mandate.”

On December 14, 2018, a United States District Court Judge in the Northern District of Texas (Texas District Court Judge) ruled that the individual mandate is a critical and inseverable feature of the ACA, and therefore, because it was repealed as part of the TCJA, the remaining provisions of the ACA are invalid as well. On December 18, 2019, the United States Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the Affordable Care Act are invalid as well. In November 2020, the United States Supreme Court held oral arguments on the Fifth Circuit United States Court of Appeals decision that held that the individual mandate is unconstitutional. The Supreme Court is expected to decide on this case later this year. President Biden issued an executive order to initiate a special enrollment period to allow people to obtain health insurance coverage through the ACA marketplace, and instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, among others. We cannot predict how the Supreme Court ruling, other litigation, or the healthcare reform measures of the Biden administration will impact our business. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.

In addition, other legislative changes have been proposed and adopted since the ACA was enacted. On August 2, 2011, the Budget Control Act of 2011 was signed into law, which, among other things, includes reductions to Medicare payments to providers of, on average, 2% per fiscal year, which went into effect on April 1, 2013, which, due to subsequent legislative amendments, will stay in effect through 2030, with the exception of a temporary suspension implemented under various COVID-19 relief legislation from May 1, 2020 through the end of 2021, unless additional congressional action is taken.

Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The Medicare Access and CHIP Reauthorization Act of 2015, or MACRA, enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations. It is unclear what effect new quality and payment programs, such as MACRA, may have on our business, financial condition, results of operations, or cash flows. These new laws may result in additional reductions in Medicare and other healthcare funding, which could have a material adverse effect on customers for our products, if approved, and accordingly, our financial operations. We cannot assure you that the ACA, as currently enacted or as amended in the future, will not harm our business and financial results, and we cannot predict how future federal or state legislative or administrative changes relating to healthcare reform will affect our business.

There likely will continue to be legislative and regulatory proposals at the federal and state levels directed at containing or lowering the cost of healthcare. We cannot predict the initiatives that may be adopted in the future or their full impact. The continuing efforts of the government, insurance companies, managed care organizations and other payors of healthcare services to contain or reduce costs of healthcare may harm:

•	our ability to set a price that we believe is fair for our products;

•	our ability to generate revenue and achieve or maintain profitability; and

•	the availability of capital.

Further, recently there has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several U.S. Congressional inquiries and proposed and enacted federal legislation designed to bring transparency to product pricing and reduce the cost of products and services under government healthcare programs. While some of these measures may require additional authorization to become effective, Congress and the Federal administration have each indicated that it will continue to seek new legislative or administrative measures to control product costs. Additionally, individual states in the United States have also increasingly passed legislation and implemented regulations designed to control product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures. Moreover, regional healthcare authorities and individual hospitals are increasingly using bidding procedures to determine what products to purchase and which suppliers will be included in their healthcare programs. Adoption of price controls and other cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures may prevent or limit our ability to generate revenue and attain profitability. Various new healthcare reform proposals are emerging at the federal and state level. Any new federal and state healthcare initiatives that may be adopted could limit the amounts that federal and state governments will pay for healthcare products and services and could have a material adverse effect on our business, financial condition, and results of operations.

If we fail to comply with U.S. federal and state fraud and abuse and other healthcare laws and regulations, we could face substantial penalties and our business operations and financial condition could be adversely affected.

Healthcare providers and third-party payors play a primary role in the distribution, recommendation, ordering and purchasing of any medical device for which we have or obtain marketing clearance or approval. Through our arrangements with principal investigators, healthcare professionals, third-party payors, and customers, we are exposed to broadly applicable anti-fraud and abuse, anti-kickback, false claims and other healthcare laws and regulations that may constrain our business, our arrangements, and relationships with customers, and how we market, sell, and distribute our marketed medical devices. We have adopted a compliance program, Code of Conduct and associated policies and procedures, but it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent noncompliance may not be effective in protecting us from governmental investigations for failure to comply with applicable fraud and abuse or other healthcare laws and regulations.

In the United States, we are subject to various state and federal anti-fraud and abuse laws, including, without limitation, the federal healthcare Anti-Kickback Statute and federal civil False Claims Act. There are similar laws in other countries. Our current and future arrangements with healthcare providers, third-party payors, customers, and others may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, which may constrain the business or financial arrangements and relationships through which we research, as well as, sell, market, and distribute any products for which we obtain marketing approval. Healthcare fraud and abuse laws and related regulations are complex, and even minor irregularities can potentially give rise to claims that a statute or prohibition has been violated. The laws that may affect our ability to operate include:

•

the federal Anti-Kickback Statute, which makes it illegal for any person or entity, including a prescription drug or medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer or pay any remuneration, directly or indirectly, in cash or in kind, that is intended to induce or reward referrals, including the purchase, recommendation, or order of, items or services for which payment may be made, in whole or in part, under a federal healthcare program, such as Medicare or Medicaid. The U.S. government has interpreted this law broadly to apply to the marketing and sales activities of manufacturers. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation. The government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the federal civil False Claims Act. Violations of the federal Anti-Kickback Statute may result in significant civil monetary penalties, plus up to three times the remuneration involved. Civil penalties for such conduct can further be assessed under the federal False Claims Act. Violations can also result in criminal penalties, including significant criminal fines and imprisonment. Similarly, violations can result in exclusion from participation in government healthcare programs, including Medicare and Medicaid;

•

the federal false claims, including the civil False Claims Act, and civil monetary penalties prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government, or impose exclusions from federal health care programs or penalties for parties who engage in such prohibited conduct. These laws can apply to manufacturers who provide information on coverage, coding, and reimbursement of their products to persons who bill third-party payors. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement. When an entity is determined to have violated the federal civil False Claims Act, the government may impose significant civil fines and penalties for each false claim, plus treble damages, and exclude the entity from participation in Medicare, Medicaid, and other federal healthcare programs;

•

the Federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. Similar to the federal Anti-Kickback Statute, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

•

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act, and their implementing regulations also impose obligations on covered entities such as health insurance plans, healthcare clearinghouses, and certain health care providers and their respective business associates and their covered subcontractors, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties, and, in certain circumstances, criminal penalties with fines or imprisonment. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state;

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the federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s Health Insurance Program, with specific exceptions, to annually report to Centers for Medicare & Medicaid Services, or CMS, information regarding certain payments and other transfers of value to physicians, as defined by such law, and teaching hospitals as well as information regarding ownership and investment interests held by physicians and their immediate family members; additionally, President Trump signed into law in 2018 the “Substance Use-Disorder Prevention that Promoted Opioid Recovery and Treatment for Patients and Communities Act” which, under the provision entitled “Fighting the Opioid Epidemic with Sunshine,” in part, extends the reporting and transparency requirements for physicians under the Physician Payments Sunshine Act to physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists and anesthesiologist assistants, and certified nurse-midwives, with reporting requirements going into effect in 2022 for payments made and transfers of value provided beginning in 2021. Failure to submit required information may result in significant civil monetary penalties (and additional penalties for “knowing failures”), for all payments, transfers of value or ownership or investment interests that are not timely, accurately, and completely reported in an annual submission, and may result in liability under other federal laws or regulations;

•	The FDCA, which prohibits, among other things, the adulteration or misbranding of drugs, biologics, and medical devices;

•	Federal and state laws and regulations regarding billing and claims payment applicable to our products and regulatory agencies enforcing those laws and regulations; and

•

analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers or patients, state laws that require device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government; state and local laws that require medical device manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures and require the registration of their territory managers, state laws that require medical device companies to report information on the pricing of certain medical device products, consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm customers, foreign and state laws, including the EU General Data Protection Regulation, or GDPR, governing the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

State and federal regulatory and enforcement agencies continue to actively investigate violations of healthcare laws and regulations, and the U.S. Congress continues to strengthen the arsenal of enforcement tools. Most recently, the Bipartisan Budget Act of 2018, or BBA, increased the criminal and civil penalties that can be imposed for violating certain federal health care laws, including the Anti-Kickback Statute. Enforcement agencies also continue to pursue novel theories of liability under these laws. In particular, government agencies recently have increased regulatory scrutiny and enforcement activity with respect to manufacturer reimbursement support activities and patient support programs, including bringing criminal charges or civil enforcement actions under the Anti-Kickback Statute, federal civil False Claims Act and HIPAA’s healthcare fraud and privacy provisions.

These laws and regulations, among other things, constrain our business, marketing, and other promotional and research activities by limiting the kinds of financial arrangements, including sales programs, we may have with ambulatory surgery centers, physicians, or other potential purchasers of our products. We have entered into consulting agreements with physicians, including some who have ownership interests in us, which could be viewed as influencing the purchase of or use of our products in procedures they perform. Compensation under some of these arrangements includes the provision of stock or stock options. Due to the breadth of these laws, the narrowness of statutory exceptions and regulatory safe harbors available, and the range of interpretations to which they are subject, it is possible that some of our current or future practices might be challenged under one or more of these laws.

Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. We may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments, with potential liability under the federal False Claims Act including mandatory treble damages and significant per-claim penalties.

The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to a variety of interpretations. Any action brought against us for violation of these or other laws or regulations, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant criminal, civil, and administrative penalties, damages, fines, imprisonment, for individuals, exclusion from participation in government programs, such as Medicare and Medicaid, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

Achieving and sustaining compliance with applicable federal and state anti-fraud and abuse laws may prove costly. If we or our employees are found to have violated any of the above laws we may be subjected to substantial criminal, civil, and administrative penalties, including imprisonment, exclusion from participation in federal healthcare programs, such as Medicare and Medicaid, and significant fines, monetary penalties, forfeiture, disgorgement, and damages, contractual damages, reputational harm, administrative burdens, diminished profits and future earnings, and the curtailment or restructuring of our operations, any of which could adversely affect our ability to operate our business and our financial results. Any action or investigation against us for the violation of these healthcare fraud and abuse laws, even if successfully defended, could result in significant legal expenses, and could divert our management’s attention from the operation of our business. Companies settling federal civil False Claims Act, Anti-Kickback Statute or civil monetary penalties law cases also may be required to enter into a Corporate Integrity Agreement with the OIG in order to avoid exclusion from participation (i.e., loss of coverage for their products) in federal healthcare programs such as Medicare and Medicaid. Corporate Integrity Agreements typically impose substantial costs on companies to ensure compliance. Defending against any such actions can be costly, time-consuming and may require significant personnel resources, and may have a material adverse effect on our business, financial condition, and results of operations.

Changes in the CMS fee schedules may harm our revenue and operating results.

Government payers, such as CMS as well as insurers, have increased their efforts to control the cost, utilization and delivery of healthcare services. From time to time, the U.S. Congress has considered and implemented changes in the CMS fee schedules in conjunction with budgetary legislation. Reductions of reimbursement by Medicare or Medicaid for procedures that use our products or changes in policy regarding coverage of these procedures, such as adding requirements for payment, or prior authorizations, may be implemented from time to time. Reductions in the reimbursement rates and changes in payment policies of other third-party payers may occur as well. Similar changes in the past have resulted in reduced payments for procedures that use medical device products as well as added costs and have added more complex regulatory and administrative requirements. Further changes in federal, state, local, and third-party payer regulations or policies may have a material adverse impact on the demand for our products and on our business. Actions by agencies regulating insurance or changes in other laws, regulations, or policies may also have a material adverse effect on our business, financial condition and results of operations.

Legislative or regulatory reforms may make it more difficult and costly for us to obtain regulatory clearance or approval of our future products and to manufacture, market and distribute our products after clearance or approval is obtained.

From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture, and marketing of regulated products or the reimbursement thereof. In addition, FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of future products. It is impossible to predict whether legislative changes will be enacted, or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.

Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned, and future products could make it more difficult and costly to obtain clearance or approval for new products or to produce, market and distribute existing products. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for our new products would have an adverse effect on our ability to expand our business.

The impact of the new EU Medical Device Regulation and new UK Medicines and Healthcare products Regulatory Agency, or MHRA requirements may be costly and disruptive to our business.

In 2017, the European Union published the new EU Medical Device Regulation, or MDR, (2017/745), the application of which has been postponed until May 2021. The new regulations replace predecessor directives and emphasize a global convergence of regulations. With the transition from the Medical Devices Directive, or MDD, and the Active Implantable Medical Device Directive, or AIMDD, to the MDR, notified bodies are required to seek designation to operate as conformity assessment authorities under the new law. Should our notified body fail to maintain such designation, or the scope of their designation does not include our product category, then our ability to apply the CE mark and commercialize in the European Union may be interrupted. Identification and engagement of a new and properly designated notified body is a time-consuming process that may require comprehensive quality system audits and new conformity assessment certifications for our products. Major changes include:

•	reclassification of some products;

•	greater emphasis on clinical data;

•	data transparency, including publication of clinical trial data and safety summaries;

•	defined content and structure for technical files to support registration;

•	unique device identification system;

•	greater burden on post-market surveillance and clinical follow-up;

•	reduction of adverse event reporting time from 30 to 15 days after the event; and

•	more power to notified bodies.

The Medical Device Regulations will introduce substantial changes to the obligations with which medical device manufacturers must comply in the EU. High risk medical devices will be subject to additional scrutiny during the conformity assessment procedure.

Additionally, starting in January 2021, the Medicines and Healthcare products Regulatory Agency, or MHRA, will take on the regulatory responsibilities for medical devices marketed in the UK. MHRA recently released a guidance regarding medical devices under the UK system, noting that different rules will apply in Great Britain, Northern Ireland, and the EU. After the Brexit transition period ends, the EU will no longer recognize UK Notified Bodies, which will not be able to issue CE certificates, and CE markings would not be recognized in the UK after June 30, 2023. Proposals set forth in the MHRA guidance will take effect through legislative changes that are subject to parliamentary approval.

Complying with these new regulations may result in Europe being less attractive as a “first market” destination. Marketing authorization timelines will become more protracted and the costs of operating in Europe and the UK will increase. A significantly more costly path to regulatory compliance is anticipated. Adjusting to the new Medical Device Regulation and UK MHRA requirements may prove to be costly and disruptive to our business.

We are subject to numerous laws and regulations related to anti-bribery and anti-corruption laws, such as the FCPA and the U.K. Bribery Act, in which violations of these laws could result in substantial penalties and prosecution.

For our operations outside the United States, we are similarly subject to various heavily enforced anti-bribery and anti-corruption laws, such as the FCPA, U.K. Bribery Act and similar laws around the world. These laws generally prohibit U.S. companies and their employees and intermediaries from offering, promising, authorizing, or making improper payments to foreign government officials for the purpose of obtaining or retaining business or gaining any advantage. We face significant risks if we, which includes our third-party business partners and intermediaries, fail to comply with the FCPA or other anti-corruption and anti-bribery laws.

Responding to any enforcement action or related investigation may result in a materially significant diversion of management’s attention and resources and significant defense costs and other professional fees. Any violation of the FCPA or other applicable anti-bribery, anti-corruption or anti-money laundering laws could result in whistleblower complaints, adverse media coverage, investigations, loss of export privileges, severe criminal or civil sanctions and, in the case of the FCPA, suspension or debarment from U.S. government contracts, which could have a material adverse effect on our business, financial condition and results of operations.

Defects or failures associated with our products could lead to recalls, safety alerts or litigation, as well as supply chain disruption, significant costs, and negative publicity.

Our business is subject to significant risks associated with manufacture, distribution, and use of medical devices that are placed inside the human body, including the risk that patients may be severely injured by or even die from the misuse or malfunction of our products caused by design flaws or manufacturing defects. In addition, component failures, design defects, off-label uses, or inadequate disclosure of product-related information could also result in an unsafe condition or the injury or death of a patient. These problems could lead to a recall or market withdrawal of, or issuance of a safety alert relating to, our products and result in significant costs, negative publicity, and adverse competitive pressure. The circumstances giving rise to recalls are unpredictable, and any recalls of existing or future products could have a material adverse effect on our business, financial condition, and results of operations.

We provide a limited warranty that our products are free of material defects in workmanship and materials and conform to specifications, and offer to repair or replace defective products. As a result, we bear the risk of potential warranty claims on our products. In the event that we attempt to recover some or all of the expenses associated with a warranty claim against us from our suppliers or vendors, we may not be successful in claiming recovery under any warranty or indemnity provided to us by such suppliers or vendors or that any recovery from such vendor or supplier would be adequate.

The medical device industry has historically been subject to extensive litigation over product liability claims. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury or death, even if due to physician error. In addition, an injury or death that is caused by the activities of our suppliers, such as those that provide us with components and raw materials, or by an aspect of a treatment used in combination with our products, such as a complementary drug or anesthesia, may be the basis for a claim against us by patients, hospitals, physicians, or others purchasing or using our products, even if our products were not the actual cause of such injury or death. We may choose to settle any claims to avoid fault and complication not due to failure of our products. An adverse outcome involving one of our products could result in reduced market acceptance and demand for all of our products and could harm our reputation and our ability to market our products in the future. In some circumstances, adverse events arising from or associated with the design, manufacture or marketing of our products could result in the suspension or delay of regulatory reviews of our premarket notifications or applications for marketing. Any of the foregoing problems could disrupt our business and have a material adverse effect on our business, financial condition, and results of operations.

Although we carry product liability insurance in the United States and in other countries in which we conduct business, including for clinical trials and product marketing, we can give no assurance that such coverage will be available or adequate to satisfy any claims. Product liability insurance is expensive, subject to significant deductibles and exclusions, and may not be available on acceptable terms, if at all. If we are unable to obtain or maintain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we could be exposed to significant liabilities. A product liability claim, recall or other claim with respect to uninsured liabilities or for amounts in excess of insured liabilities could have a material adverse effect on our business, financial condition and results of operations. Defending a suit, regardless of its merit or eventual outcome, could be costly, could divert management’s attention from our business and might result in adverse publicity, which could result in reduced acceptance of our products in the market, product recalls, or market withdrawals.

We are required to file adverse event reports under Medical Device Reporting, or MDR, regulations with the FDA that are publicly available on the FDA’s website. We are required to file MDRs if our products may have caused or contributed to a serious injury or death or malfunctioned in a way that could likely cause or contribute to a serious injury or death if it were to recur. Any such MDR that reports a significant adverse event could result in negative publicity, which could harm our reputation and future sales. If we fail to report events required to be reported to the FDA within the required timeframes, or at all, the FDA could take enforcement action and impose sanctions against us. Any such adverse event involving our products also could result in future voluntary corrective actions, such as recalls or customer notifications, or agency action, such as inspection or enforcement action. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, would require our time and capital, distract management from operating our business and may harm our reputation and have a material adverse effect on our business, financial condition, and results of operations.

Our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in misconduct or other improper activities, including noncompliance with regulatory standards and requirements.

We are exposed to the risk that our employees, independent contractors, consultants, commercial partners, distributors, and vendors may engage in fraudulent or illegal activity. Misconduct by these parties could include intentional, reckless or negligent conduct, or disclosure of unauthorized activities to us that violates: (i) the laws of the FDA and other similar foreign regulatory bodies, including those laws requiring the reporting of true, complete and accurate information to such regulators; (ii) manufacturing standards; (iii) healthcare fraud and abuse laws in the United States and similar foreign fraudulent misconduct laws; or (iv) laws that require the true, complete and accurate reporting of financial information or data. These laws may impact, among other things, future sales, marketing, and education programs. In particular, the promotion, sales, and marketing of healthcare items and services, as well as certain business arrangements in the healthcare industry, are subject to extensive laws designed to prevent fraud, kickbacks, self-dealing, and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, structuring and commissions, certain customer incentive programs and other business arrangements generally. Activities subject to these laws also involve the improper use of information obtained in the course of patient recruitment for clinical trials.

While we have adopted a code of business ethics and conduct, which we update periodically, it is not always possible to identify and deter misconduct by our employees and other third parties, and the precautions we take to detect and prevent these activities may not be effective in controlling unknown or unmanaged risks or losses or in protecting us from governmental investigations or other actions or lawsuits stemming from a failure to be in compliance with such laws or regulations. If any such actions are instituted against us and we are not successful in defending ourselves or asserting our rights, those actions could result in the imposition of significant fines or other sanctions, including the imposition of civil, criminal and administrative penalties, damages, monetary fines, disgorgement, individual imprisonment, additional integrity reporting and oversight obligations, possible exclusion from participation in Medicare, Medicaid and other federal healthcare programs, contractual damages, reputational harm, diminished profits and future earnings and curtailment of operations, any of which could adversely affect our ability to operate our business and our results of operations. Whether or not we are successful in defending against any such actions or investigations, we could incur substantial costs, including legal fees, and divert the attention of management in defending ourselves against any of these claims or investigations, which could have a material adverse effect on our business, financial condition, and results of operations.

Environmental and health safety laws may result in liabilities, expenses, and restrictions on our operations. Failure to comply with environmental laws and regulations could subject us to significant liability.

Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, remediation of, and human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment, and disposal of products containing hazardous substances. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive and noncompliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure or other causes. The expense associated with environmental regulation and remediation could harm our financial condition and operating results.

Federal, state, local, and foreign laws regarding environmental protection, hazardous substances and human health and safety may adversely affect our business. Our research and development and manufacturing operations involve the use of hazardous substances and are subject to a variety of federal, state, local and foreign environmental laws and regulations relating to the storage, use, discharge, disposal, and remediation of, as well as human exposure to, hazardous substances and the sale, labeling, collection, recycling, treatment, and disposal of products containing hazardous substances. These operations are permitted by regulatory authorities, and the resultant waste materials are disposed of in material compliance with environmental laws and regulations. Using hazardous substances in our operations exposes us to the risk of accidental injury, contamination or other liability from the use, storage, importation, handling, or disposal of hazardous materials. If our or our suppliers’ operations result in the contamination of the environment or expose individuals to hazardous substances, we could be liable for damages and fines, and any liability could significantly exceed our insurance coverage and have a material adverse effect on our on our business, financial condition, and results of operations. Liability under environmental laws and regulations can be joint and several and without regard to fault or negligence. Compliance with environmental laws and regulations may be expensive, and non-compliance could result in substantial liabilities, fines and penalties, personal injury and third-party property damage claims and substantial investigation and remediation costs. Environmental laws and regulations could become more stringent over time, imposing greater compliance costs and increasing risks and penalties associated with violations. We cannot assure you that violations of these laws and regulations will not occur in the future or have not occurred in the past as a result of human error, accidents, equipment failure, or other causes. The expense associated with environmental regulation and remediation could harm our business, financial condition, and results of operation.

We are subject to, or may in the future become subject to, federal, state, and foreign laws and regulations imposing obligations on how we collect, store, use and process information collected from or about patients or their procedures using our products. Our actual or perceived failure to comply with such obligations could harm our business. Ensuring compliance with such legal requirements could also impair our efforts to maintain and expand our customer base, and thereby decrease our revenue.

In the conduct of our business, we may at times process personal data, including health-related personal data. When conducting clinical trials, we face risks associated with collecting trial participants’ data, especially health data, in a manner consistent with applicable laws and regulations, such as the Common Rule, GCP guidelines, or FDA human subject protection regulations. We also face risks inherent in handling large volumes of data and in protecting the security of such data. In addition to specific healthcare laws and regulations, the U.S. federal government and various states have adopted or proposed laws, regulations, guidelines, and rules with respect to the collection, distribution, use, and storage of personal information of patients.

HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009 and their respective implementing regulations, impose requirements on certain covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that perform services for them that involve individually identifiable health information, relating to the privacy, security, and transmission of individually identifiable health information without appropriate authorization, including mandatory contractual terms as well as directly applicable privacy and security standards and requirements. Failure to comply with the HIPAA privacy and security standards can result in significant civil monetary penalties and, in certain circumstances, criminal penalties. State attorneys general can also bring a civil action to enjoin a HIPAA violation or to obtain statutory damages on behalf of residents of his or her state.

In addition, state privacy and security laws and regulations vary from state to state, constantly evolve, and remain subject to significant change. In some cases, such laws and regulations can impose more restrictive requirements than U.S. federal law, thus complicating compliance efforts. By way of example, California enacted the California Consumer Privacy Act (the “CCPA”) on June 28,

2018, which went into effect on January 1, 2020. The CCPA gives California residents expanded rights to access and delete their personal information, opt out of certain personal information sharing, and receive detailed information about how their personal information is used. Failure to comply with the CCPA could result in penalties of up to $7,500 per violation. Further, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA present many unresolved compliance issues. The CCPA and CPRA may increase our compliance costs and potential liability. Other states have considered similar bills, which could be enacted in the future. In addition to fines and penalties that may be imposed for failure to comply with state law, some states also provide for private rights of action to patients for misuse of or unauthorized access to personal information.

We may be required to undertake additional measures to comply with the CCPA, CPRA, applicable HIPAA requirements, and other laws, regulations, and contractual and other obligations to which we are, may become, or are asserted to be subject, and we may face allegations that our practices, those of third parties with whom we work, or the features of our platform or product offering do not comply with such legal, contractual, or other obligations. Any actual or perceived failure by us or the third parties with whom we work to comply with privacy or security laws, policies, legal obligations, or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations by U.S. federal and state regulatory authorities, fines and penalties, claims, litigation, and/or adverse publicity, including by consumer advocacy groups and other private parties, and could cause our customers, their patients, and other healthcare professionals to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition, and results of operations.

This risk is enhanced in certain jurisdictions and, as we expand our operations domestically and internationally, we may be subject to additional laws in other jurisdictions. Any failure, or perceived failure, by us to comply with privacy and data protection laws, rules and regulations could result in proceedings or actions against us by governmental entities or others. These proceedings or actions may subject us to significant penalties and negative publicity, require us to change our business practices, increase our costs and severely disrupt our business.

Changes in funding for, or disruptions caused by global health concerns impacting, the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.

The ability of the FDA to review and approve or clear new products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the Securities and Exchange Commission, or the SEC, and other government agencies on which our operations may rely, including those that fund research and development activities is subject to the political process, which is inherently fluid and unpredictable.

Disruptions at the FDA and other agencies may also slow the time necessary for new medical devices to be reviewed or approved or cleared by necessary government agencies, which would adversely affect our business. For example, in recent years, including in 2018 and 2019, the U.S.

government shut down several times and certain regulatory agencies, such as the FDA and the SEC, had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, on March 10, 2020, the FDA announced its intention to postpone inspections of foreign manufacturing facilities and products, and subsequently, on March 18, 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities. Subsequently, on July 10, 2020 the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission critical inspections to resumption of all regulatory activities. Other regulatory authorities may adopt similar restrictions or other policy measures in response to the COVID-19 pandemic. If a prolonged government shutdown occurs, or if global health concerns continue to prevent the FDA or other regulatory authorities from conducting business as usual or conducting inspections, reviews, or other regulatory activities, it could significantly impact the ability of the FDA to timely review and process our regulatory submissions, which could have a material adverse effect on our business, financial condition, and results of operations. Further, upon completion of this offering and in our operations as a public company, future government shutdowns could impact our ability to access the public markets and obtain necessary capital in order to properly capitalize and continue our operations.

Obtaining and maintaining regulatory approval of our current and future products in one jurisdiction does not mean that we will be successful in obtaining regulatory approval of our current and future products in other jurisdictions. The FDA and other comparable foreign regulatory authorities may not accept data from trials conducted in locations outside of their jurisdiction.

Obtaining and maintaining regulatory approvals or clearances of our current and future products in one jurisdiction does not guarantee that we will be able to obtain or maintain regulatory approval in any other jurisdiction. For example, even if the FDA grants marketing approval or clearance of a current or future product, comparable regulatory authorities in foreign jurisdictions must also approve or clear the manufacturing, marketing and promotion, and reimbursement of a current or future product in those countries. However, a failure or delay in obtaining regulatory approval or clearance in one jurisdiction may have a negative effect on the regulatory approval process in others. Approval or clearance procedures vary among jurisdictions and can involve requirements and administrative review periods different from those in the United States, including additional preclinical studies or clinical trials as clinical trials conducted in one jurisdiction may not be accepted by regulatory authorities in other jurisdictions. In many jurisdictions outside the United States, a product must be approved for reimbursement before it can be approved for sale in that jurisdiction. In some cases, the price that we intend to charge for our products is also subject to approval.

Obtaining foreign regulatory approvals and establishing and maintaining compliance with foreign regulatory requirements could result in significant delays, difficulties, and costs for us and could delay or prevent the introduction of our products in certain countries. If we or any future collaborator fail to comply with the regulatory requirements in international markets or fail to receive applicable marketing approvals or clearances, our target market will be reduced and our ability to realize the full market potential of our current and future products will be harmed.

In addition, we have conducted clinical trials in Australia and may choose to conduct further international clinical trials. The acceptance of study data by the FDA or other comparable foreign regulatory authority from clinical trials conducted outside of their respective jurisdictions may be subject to certain conditions. In cases where data from foreign clinical trials are intended to serve as the basis for marketing approval in the United States, the FDA will generally not approve the application on the basis of foreign data alone unless (1) the data are applicable to the U.S. population and U.S. medical practice; (2) the trials are performed by clinical investigators of recognized competence and pursuant to current good clinical practices regulations; and (3) audits by regulatory authorities of the clinical data do not identify significant data integrity issues. Additionally, the FDA’s clinical trial requirements, including the adequacy of the patient population studied and statistical powering, must be met. In addition, such foreign trials are subject to the applicable local laws of the foreign jurisdictions where the trials are conducted. There can be no assurance that the FDA or any applicable foreign regulatory authority will accept data from trials conducted outside of its applicable jurisdiction. If the FDA or any applicable foreign regulatory authority does not accept such data, it would result in the need for additional trials, which would be costly and time-consuming and delay aspects of our business plan, and which may result in our products not receiving approval or clearance for commercialization in the applicable jurisdiction.

Our global operations expose us to numerous and sometimes conflicting legal and regulatory requirements, and violation of these requirements could harm our business.

We are subject to numerous, and sometimes conflicting, legal regimes in the countries in which we operate, including on matters as diverse as health and safety standards, marketing and promotional activities, anticorruption, import/export controls, content requirements, trade restrictions, tariffs, taxation, sanctions, immigration, internal and disclosure control obligations, securities regulation, anti-competition, data privacy, and labor relations. This includes in emerging markets where legal systems may be less familiar to us. We strive to abide by and maintain compliance with these laws and regulations. Compliance with diverse legal requirements is costly, time-consuming, and requires significant resources. Violations of one or more of these regulations in the conduct of our business could result in significant fines, criminal sanctions against us or our officers, prohibitions on doing business, and damage to our reputation. Violations of these regulations in connection with the performance of our obligations to our customers also could result in liability for significant monetary damages, fines or criminal prosecution, unfavorable publicity and other reputational damage, restrictions on our ability to process information, and allegations by our customers or distributors that we have not performed our contractual obligations. Due to the varying degrees of development of the legal systems of the countries in which we operate, local laws might be insufficient to protect our rights.

Our international operations could be affected by changes in laws, trade regulations, labor and employment regulations, and procedures and actions affecting approval, products and solutions, pricing, reimbursement and marketing of our products and solutions, as well as by inter-governmental disputes. Any of these changes could adversely affect our business. The imposition of new laws or regulations, including potential trade barriers, may increase our operating costs, impose restrictions on our operations or require us to spend additional funds to gain compliance with the new rules, if possible, which could have an adverse impact on our financial condition and results of operations.

Material modifications to our products may require new 510(k) clearances or pre-market approvals from the FDA or similar foreign marketing authorizations or may require us to recall or cease marketing our products until clearances or approvals are obtained.

Modifications that could significantly affect the safety and effectiveness of our cleared or approved products, such as changes to the intended use or technological characteristics of our products, will require new 510(k) clearances or PMAs for those distributed in the United States, or similar foreign marketing authorizations for those distributed outside of the United States, or require us to recall or cease marketing the modified devices until these clearances or approvals are obtained. Based on FDA published guidelines, the FDA requires device manufacturers to initially make and document a determination of whether or not a modification requires a new approval, supplemental approval, or clearance; however, the FDA can review a manufacturer’s decision. Any modification to an FDA-cleared device that could significantly affect its safety or efficacy or that would constitute a major change in its intended use would require a new 510(k) clearance or possibly a PMA if the modified device is no longer substantially equivalent to the predicate or otherwise does not meet the requirements for a Class II medical device. For Class III product candidates, such as our SNS Nalu system, after PMA approval, changes that affect safety and effectiveness will require the submission and approval of a PMA supplement. We may not be able to obtain additional 510(k) clearances or PMAs, or similar foreign regulatory authorization, for new products or for modifications to, or additional indications for, our products in a timely fashion, or at all. Delays in obtaining required future clearances or approvals would adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn would harm our future growth. We have made modifications to our products in the past and expect to make additional modifications in the future that we believe do not or will not require additional clearances or approvals. If the FDA or a foreign regulatory authority disagrees and requires new clearances or approvals for these modifications, we may be required to recall and to stop selling or marketing such products as modified, which could harm our operating results and require us to redesign such products. In these circumstances, we may be subject to significant enforcement actions.

We and our component suppliers may not meet regulatory quality standards applicable to our manufacturing processes, which could have an adverse effect on our business, financial condition, and results of operations.

As a medical device manufacturer, we must register with the FDA and non-U.S. regulatory agencies, and we are subject to periodic inspection by the FDA and foreign regulatory agencies, for compliance with certain good manufacturing practices, including design controls, product validation and verification, in process testing, quality control and documentation procedures. Compliance with applicable regulatory requirements is subject to continual review and is rigorously monitored through periodic inspections by the FDA and foreign regulatory agencies. Our manufacturer, component, and sub-component suppliers are also required to meet certain standards applicable to their manufacturing processes.

We cannot assure you that we or our component suppliers comply or can continue to comply with all regulatory requirements. The failure by us or one of our component suppliers to achieve or maintain compliance with these requirements or quality standards may disrupt our ability to supply products sufficient to meet demand until compliance is achieved or, with a component supplier, until a new supplier has been identified and evaluated. Our or any of our component supplier’s failure to comply with applicable regulations could cause sanctions to be imposed on us, including warning letters, fines, injunctions, civil penalties, failure of regulatory authorities to grant marketing approval of our products, delays, suspension or withdrawal of approvals or clearances, license revocation, seizures or recalls of products, operating restrictions, and criminal prosecutions, which could harm our business. We cannot assure you that if we need to engage new suppliers to satisfy our business requirements, we can locate new suppliers in compliance with regulatory requirements at a reasonable cost and in an acceptable timeframe. Our failure to do so could have a material adverse effect on our business, financial condition, and results of operations.

In the EU, we must maintain certain International Organization for Standardization, or ISO, certifications to sell our products and must undergo periodic inspections by notified bodies, such as BSI, to obtain and maintain these certifications. If we fail these inspections or fail to meet these regulatory standards, it could have a material adverse effect on our business, financial condition, and results of operations.

Risks Related to our Common Stock and to this Offering

The price of our stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering is likely to be highly volatile and subject to wide fluctuations in response to various factors, some of which we cannot control. The stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. Broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance. In addition to the factors discussed in this “Risk Factors” section and elsewhere in this prospectus, these factors include:

•	the timing and results of preclinical studies and clinical trials of our current and future products or those of our competitors;

•	the success of competitive products or announcements by potential competitors of their product development efforts;

•	regulatory actions with respect to our products or our competitors’ products;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	regulatory or legal developments in the United States and other countries;

•	developments or disputes concerning patent applications, issued patents or other proprietary rights, including our ongoing patent litigation with Nevro;

•	the recruitment or departure of key personnel;

•	announcements by us or our competitors of significant acquisitions, strategic collaborations, joint ventures, collaborations, or capital commitments;

•	actual or anticipated changes in estimates as to financial results, development timelines or recommendations by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	market conditions in the medical device sector;

•	changes in the structure of healthcare payment systems;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	announcement or expectation of additional financing efforts;

•	sales of our common stock by us, our insiders, or our other stockholders;

•	expiration of lock-up agreements;

•	lawsuits threatened or filed against us, including litigation by current or former employees, alleging wrongful termination, sexual harassment, whistleblower, or other claims; and

•	general economic, industry and market conditions.

The realization of any of the above risks or any of a broad range of other risks, including those described in this “Risk Factors” section, could have a dramatic and adverse impact on the market price of our common stock.

In addition, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert our management’s attention from other business concerns, which could seriously harm our business.

If securities or industry analysts do not publish research or reports, or if they publish adverse or misleading research or reports, regarding us, our business or our market, our stock price, and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that securities or industry analysts publish about us, our business, or our market. We do not currently have and may never obtain research coverage by securities or industry analysts. If no or few securities or industry analysts commence coverage of us, the stock price would be negatively impacted. In the event we obtain securities or industry analyst coverage, if any of the analysts who cover us issue adverse or misleading research or reports regarding us, our business model, our intellectual property, our stock performance, or our market, or if our operating results fail to meet the expectations of analysts, our stock price would likely decline. If one or more of these analysts cease coverage of us or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We do not know whether an active, liquid, and orderly trading market will develop for our common stock or what the market price of our common stock will be and as a result it may be difficult for you to sell your shares of our common stock.

Prior to this offering, no market for shares of our common stock existed and an active trading market for our shares may never develop or be sustained following this offering. We will determine the initial public offering price for our common stock through negotiations with the underwriters, and the negotiated price may not be indicative of the market price of our common stock after this offering. The market value of our common stock may decrease from the initial public offering price. As a result of these and other factors, you may be unable to resell your shares of our common stock at or above the initial public offering price. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. Furthermore, an inactive market may also impair our ability to raise capital by selling shares of our common stock and may impair our ability to enter into strategic collaborations or acquire companies, technologies, or other assets by using our shares of common stock as consideration.

Sales of a substantial number of shares of our common stock in the public market could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market could occur at any time. These sales, or the perception in the market that the holders of a large number of shares intend to sell shares, could reduce the market price of our common stock. After this offering, we will have      outstanding shares of common stock based on the number of shares outstanding as of March 31, 2021, assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options and the conversion of all outstanding shares of our convertible preferred stock into 158,660,554 shares of common stock immediately prior to the closing of this offering. This includes the shares that we sell in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates.

We and our executive officers, directors and the holders of an aggregate of              shares of our common stock have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions described in the section titled “Underwriting,” not to sell, directly or indirectly, any shares of common stock without the permission of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days following the date of this prospectus. We refer to such period as the lock-up period. When the lock-up period expires, we and our securityholders subject to a lock-up agreement will be able to sell our shares in the public market. In addition, J.P. Morgan Securities LLC and BofA Securities, Inc. may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements at any time and for any reason. See the description of the lock-up agreement with the underwriters in the section titled “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration of the lock-up agreement, the perception that such sales may occur, or early release of these agreements, could cause our market price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Moreover, after this offering, holders of an aggregate of              shares of our common stock will have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register all shares of common stock that we may issue under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in the “Underwriting” section of this prospectus.

Our principal stockholders and management own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Prior to this offering, our executive officers, directors, holders of 5% or more of our capital stock, and their respective affiliates beneficially owned approximately       % of our voting stock and, upon the closing of this offering, that same group will beneficially own approximately       % of our outstanding voting stock (based on the number of shares of common stock outstanding as of March 31, 2021 assuming no exercise of the underwriters’ option to purchase additional shares, no exercise of outstanding options, and no purchases of shares in this offering by any of this group), in each case assuming the conversion of all outstanding shares of our convertible preferred stock into shares of our common stock immediately prior to the closing of this offering. After this offering, this group of stockholders will have the ability to control us through this ownership position even if they do not purchase any additional shares in this offering. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents or approval of any merger, sale of assets or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you may feel are in your best interest as one of our stockholders. The interests of this group of stockholders may not always coincide with your interests or the interests of other stockholders and they may act in a manner that advances their best interests and not necessarily those of other stockholders, including seeking a premium value for their common stock, and might affect the prevailing market price for our common stock.

Certain of our existing stockholders, including entities that are affiliated with certain of our directors and beneficially own more than 5% of our outstanding common stock, may purchase shares of our common stock in this offering at the initial public offering price. The previously discussed ownership percentage upon completion of this offering does not reflect the potential purchase of any shares in this offering by such stockholders.

We are an “emerging growth company,” and a “smaller reporting company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we intend to take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including:

•

being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure in this prospectus;

•	not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act;

•

not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation in this prospectus and our periodic reports and proxy statements; and

•	exemptions from the requirements of holding nonbinding advisory stockholder votes on executive compensation and stockholder approval of any golden parachute payments not previously approved.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest to occur of: (1) the last day of the fiscal year in which we have more than $1.07 billion in annual revenue; (2) the date we qualify as a “large accelerated filer,” with at least $700.0 million of equity securities held by non-affiliates; (3) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period; and (4) the last day of the fiscal year ending after the fifth anniversary of our initial public offering.

Under the JOBS Act, emerging growth companies can also delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

We will incur increased costs as a result of operating as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices. Additionally, if we fail to maintain proper and effective internal controls, our ability to produce accurate financial statements on a timely basis could be impaired.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company, and these expenses may increase even more after we are no longer an “emerging growth company.” We will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Protection Act, as well as rules adopted, and to be adopted, by the SEC and Nasdaq. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, we expect these rules and regulations to substantially increase our legal and financial compliance costs and to make some activities more time-consuming and costly, which will increase our operating expenses. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to incur substantial costs to maintain sufficient coverage. We cannot accurately predict or estimate the amount or timing of additional costs we may incur to respond to these requirements. The impact of these requirements could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees, or as executive officers.

In addition, as a public company we will be required to incur additional costs and obligations in order to comply with SEC rules that implement Section 404 of the Sarbanes-Oxley Act. Under these rules, beginning with our second annual report on Form 10-K after we become a public company, we will be required to make a formal assessment of the effectiveness of our internal control over financial reporting, and once we cease to be an emerging growth company, we will be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, we will be engaging in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of our internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are designed and operating effectively, and implement a continuous reporting and improvement process for internal control over financial reporting.

The rules governing the standards that must be met for management to assess our internal control over financial reporting are complex and require significant documentation, testing, and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or deficiencies which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. Our internal control over financial reporting will not prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that misstatements due to error or fraud will not occur or that all control issues and instances of fraud will be detected.

If we are not able to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner, or if we are unable to maintain proper and effective internal controls, we may not be able to produce timely and accurate financial statements. If that were to happen, the market price of our stock could decline and we could be subject to sanctions or investigations by the stock exchange on which our common stock is listed, the SEC or other regulatory authorities.

We will have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

Our management will have broad discretion in the application of the net proceeds from this offering, and you will be relying on the judgment of our management regarding the application of these proceeds. You will not have the opportunity, as part of your investment decision, to assess whether we are using the proceeds appropriately. Our management might not apply the net proceeds in ways that ultimately increase the value of your investment. If we do not invest or apply the net proceeds from this offering in ways that enhance stockholder value, we may fail to achieve expected financial results, which could cause our stock price to decline.

We do not intend to pay dividends on our common stock so any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. We currently anticipate that we will retain future earnings for the development, operation, and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to stockholders will therefore be limited to any appreciation in the value of their stock.

Anti-takeover provisions in our amended and restated certificate of incorporation and amended and restated bylaws, as they will be in effect upon closing of this offering, and Delaware law might discourage, delay, or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our amended and restated certificate of incorporation and amended and restated bylaws, as we expect they will be in effect upon closing of this offering, will contain provisions that could depress the market price of our common stock by acting to discourage, delay, or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

•	establish a classified board of directors so that not all members of our board are elected at one time;

•	permit only the board of directors to establish the number of directors and fill vacancies on the board;

•	provide that directors may only be removed “for cause” and only with the approval of a majority of the voting power of the issued and outstanding capital stock;

•	authorize the issuance of “blank check” preferred stock that our board could use to implement a stockholder rights plan (also known as a “poison pill”);

•	eliminate the ability of our stockholders to call special meetings of stockholders;

•	prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;

•	prohibit cumulative voting;

•	authorize our board of directors to amend the bylaws;

•	establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings; and

•	require a super-majority vote of stockholders to amend some provisions described above.

In addition, Section 203 of the General Corporation Law of the State of Delaware (DGCL), prohibits a publicly-held Delaware corporation from engaging in a business combination with an interested stockholder, generally a person which together with its affiliates owns, or within the last three years has owned, 15% of our voting stock, for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner.

Any provision of our amended and restated certificate of incorporation, amended and restated bylaws or Delaware law that has the effect of delaying or preventing a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our capital stock and could also affect the price that some investors are willing to pay for our common stock.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the federal district court for the District of Delaware) is the exclusive forum for the following (except for any claim as to which such court determines that there is an indispensable party not subject to the jurisdiction of such court (and the indispensable party does not consent to the personal jurisdiction of such court within 10 days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than such court or for which such court does not have subject matter jurisdiction):

•	any derivative action or proceeding brought on our behalf;

•	any action asserting a claim of breach of fiduciary duty;

•	any action asserting a claim against us arising under the DGCL, our amended- and restated certificate of incorporation or our amended and restated bylaws; and

•	any action asserting a claim against us that is governed by the internal-affairs doctrine.

This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Such amended and restated bylaws further provide that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant.

These exclusive-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to these provisions. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. It is possible that a court could find these types of provisions to be inapplicable or unenforceable, and if a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could seriously harm our business.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes on our fees may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest or future requirements may adversely affect the results of our operations.

Our board of directors will be authorized to issue and designate shares of our preferred stock in additional series without stockholder approval.

Our amended and restated certificate of incorporation will authorize our board of directors, without the approval of our stockholders, to issue shares of our preferred stock, subject to limitations prescribed by applicable law, rules, and regulations and the provisions of our amended and restated certificate of incorporation, as shares of preferred stock in series, to establish from time to time the number of shares to be included in each such series and to fix the designation, powers, preferences, and rights of the shares of each such series and the qualifications, limitations or restrictions thereof. The powers, preferences, and rights of these additional series of preferred stock may be senior to or on parity with our common stock, which may reduce its value.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future results of operations and financial position, business strategy, current and future products, planned clinical trials, results of clinical trials, research and development costs, and regulatory approvals, timing and likelihood of success, as well as plans and objectives of management for future operations, are forward-looking statements. These statements involve known and unknown risks, uncertainties and other important factors that are in some cases beyond our control and may cause our actual results, performance, or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, you can identify forward-looking statements by terms such as “may,” “will,” “should,” “would,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplate,” “believe,” “estimate,” “predict,” “potential,” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	the expected growth of our business and our organization;

•	our ability to retain and recruit key personnel, including the continued development of a sales and marketing infrastructure;

•	the expected use of our products by physicians and patients;

•	our plans to conduct further clinical trials;

•	our plans and expected timeline related to our products, or developing new products, to address additional indications or otherwise;

•	our ability to obtain, maintain and expand regulatory clearances for our products and any new products we create;

•	our expected uses of the net proceeds from this offering;

•	our expectations regarding government and third-party payer coverage and reimbursement;

•	our ability to purchase from manufacturers sufficient quantities of our products with sufficient quality;

•	our ability to obtain an adequate supply of materials and components for our products from our third-party suppliers;

•	our ability to obtain and maintain intellectual property protection for our products;

•	our ability to expand our business into new geographic markets;

•	the outcome of our ongoing patient litigation and any other litigations to which we may become a party;

•	our compliance with extensive Nasdaq requirements and government laws, rules, and regulations both in the United States and internationally;

•	our estimates of our expenses, ongoing losses, future revenue, and capital requirements, our need for, or ability to obtain, additional financing, and our future financial performance;

•	our expectations regarding the time during which we will be an emerging growth company under the JOBS Act;

•	our ability to identify and develop new and planned products or acquire new products;

•	developments and projections relating to our competitors or our industry; and

•	the sufficiency of our existing capital resources to fund our future operating expenses and capital expenditure requirements.

We have based these forward-looking statements largely on our current expectations and projections about our business, the industry in which we operate and financial trends that we believe may affect our business, financial condition, results of operations and prospects, and these forward-looking statements are not guarantees of future performance or development. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions described in the section titled “Risk Factors” and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein until after we distribute this prospectus, whether as a result of any new information, future events or otherwise.

MARKET, INDUSTRY, AND OTHER DATA

This prospectus contains estimates, projections and, other information concerning our industry, our business, and the markets for our current and future products, including data regarding the estimated size of such markets and the incidence of certain medical conditions. We obtained the industry, market and similar data set forth in this prospectus from our internal estimates and research, including surveys and studies we have sponsored or conducted, and from academic and industry research, publications, surveys, and studies conducted by third parties, including governmental agencies. In some cases, we do not expressly refer to the sources from which the data is derived. Information that is based on estimates, forecasts, projections, market research or similar methodologies is inherently subject to uncertainties, including those described in “Risk Factors,” and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. While we are responsible for the information contained in this prospectus and we believe that the data we use from third parties are reliable, we have not separately verified these data. Further, while we believe our internal research is reliable, such research has not been verified by any third party. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to any such information, projections, and estimates.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the shares of our common stock in this offering will be approximately $                million, or approximately $                million if the underwriters exercise their option to purchase additional shares in full, based upon the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $                million, assuming that the assumed initial public offering price remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the initial public offering price or the number of shares by these amounts would have a material effect on our uses of the proceeds from this offering, although such change may accelerate the time at which we will need to seek additional capital.

The principal purposes of this offering are to obtain additional capital to support our operations, establish a public market for our common stock and facilitate our future access to the public capital markets. We currently intend to use the net proceeds from this offering, together with our existing capital resources, as follows:

•	approximately $ million to expand our sales force and marketing operations;

•	approximately $ million to continue our research and development activities and conduct or sponsor clinical studies and trials; and

•	approximately $ million to provide for working capital and other general corporate purposes.

We believe opportunities may exist from time to time to expand our current business through license or acquisitions of, or investments in, complementary businesses, products, or technologies. While we have no current agreements, commitments, or understandings for any specific licenses, acquisitions, or investments at this time, we may use a portion of the net proceeds for these purposes.

Although we believe that the estimated net proceeds from this offering together with our available cash and cash equivalents and anticipated cash generated from sales of our products will be sufficient to fund our planned operations for at least 12 months following the date of this offering, this belief is based on assumptions that may prove to be wrong, and we could deplete our available capital resources sooner than we currently expect. Changing circumstances, some of which may be beyond our control, could cause us to consume capital significantly faster than we currently anticipate, and we may need to seek additional funds sooner than planned.

Our management will have broad discretion over the use of the net proceeds from this offering. The amounts and timing of our expenditures will depend upon numerous factors including cash flows from operations, the extent and success of our commercial expansion, the extent and results of our research and development efforts, the timing and success of our studies and clinical trials, the timing and results of regulatory submissions, availability and amount of reimbursement for procedures using our products, and the anticipated growth of our business.

Pending their uses, we plan to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade instruments, certificates of deposit or direct or guaranteed obligations of the U.S. government.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock. We intend to retain future earnings, if any, to finance the operation and expansion of our business and do not anticipate paying any cash dividends. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our then-existing financial condition, operating results, current and anticipated cash needs, the requirements and contractual restrictions of then-existing debt instruments, and other factors that our board of directors may deem relevant. In addition, our SVB Oxford Loan and Security Agreement restricts our ability to pay dividends or make distributions or payments on account of our capital stock, in each case subject to certain exceptions.

CAPITALIZATION

The following table sets forth our cash, cash equivalents, and restricted cash and capitalization as of March 31, 2021, on:

•	an actual basis;

•

a pro forma basis to reflect: (i) the conversion of all outstanding shares of our convertible preferred stock at March 31, 2021 into an aggregate of 158,660,554 shares of common stock upon the completion of this offering; (ii) the reclassification of the convertible preferred stock warrant liability to additional paid-in capital due to our convertible preferred stock warrants converting to warrants to purchase 513,614 shares of our common stock immediately prior to the completion of this offering; and (iii) the filing and effectiveness of our amended and restated certificate of incorporation; and

•

a pro forma as adjusted basis to further reflect our issuance and sale of                  shares of common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus, as well as the sections of this prospectus titled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	As of March 31, 2021
(in thousands, except per share data)	Actual	Pro forma	Pro forma as adjusted(1)
Cash, cash equivalents and restricted cash	$39,283	$—	$—

Long-term debt	$11,798	$—	$—

Convertible preferred stock warrant liability	237

Convertible preferred stock, $0.0001 par value per share; 159,300,180 shares authorized, 158,660,554 shares issued and outstanding, actual; no shares authorized, issued or outstanding pro forma and pro forma as adjusted	115,773

Stockholders’ (deficit) equity:
Preferred stock, $0.0001 par value; no shares authorized, issued and outstanding, actual; shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—
Common stock, $0.0001 par value per share; 231,000,000 shares authorized, 8,649,867 shares issued and outstanding, actual; shares authorized, shares issued and outstanding, pro forma	1

Additional paid-in capital	3,178

Accumulated other comprehensive income	72

Accumulated deficit	(77,993)

Total stockholders’ (deficit) equity	(74,742)

Total capitalization	$53,066	$—	$—

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $                per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash, cash equivalents

and restricted cash, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization by approximately $                million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase (decrease) of 1.0 million shares in the number of shares of common stock offered by us would increase (decrease) our pro forma as adjusted cash, cash equivalents and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $                million, assuming the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of our common stock to be outstanding after this offering is based on the 167,310,421 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of 158,660,554 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

513,614 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted average exercise price of $0.8483 per share;

•	41,896,057 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $0.27 per share;

•	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

5,412,991 shares of common stock reserved for future issuance under the 2014 Plan, as of March 31, 2021, provided that we will cease granting awards under our 2014 Plan upon the effectiveness of our 2021 Plan;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock reserved for issuance under our 2021 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2021 Plan and our 2021 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

Our historical net tangible book value (deficit) as of March 31, 2021 was approximately $(77.4) million, or $(8.95) per share of our common stock. Our historical net tangible book value (deficit) is the amount of our total tangible assets less our total liabilities and convertible preferred stock, which is not included within our stockholders’ (deficit) equity. Historical net tangible book value per share represents historical net tangible book value (deficit), divided by the number of shares of our common stock outstanding as of March 31, 2021.

Our pro forma net tangible book value (deficit) as of March 31, 2021 was approximately $                million, or $                per share of our common stock. Pro forma net tangible book value represents the amount of our total tangible assets, less our total liabilities, after giving effect to the conversion of all outstanding shares of our convertible preferred stock outstanding at March 31, 2021 into an aggregate of                 shares of common stock upon the completion of this offering. Pro forma net tangible book value per share represents pro forma net tangible book value, divided by the total number of shares outstanding as of March 31, 2021, after giving effect to the conversion of all outstanding shares of our convertible preferred stock into an aggregate of             shares of our common stock upon the completion of this offering.

After giving further effect to our sale of                  shares of common stock in this offering at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2021 would have been approximately $                 million, or $                 per share. This represents an immediate increase in pro forma as adjusted net tangible book value per share of $                 to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value per share of $                 to new investors purchasing common stock in this offering. Dilution per share to new investors purchasing common stock in this offering is determined by subtracting pro forma as adjusted net tangible book value per share after this offering from the assumed initial public offering price per share paid by new investors.

The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$—
Historical net tangible book value (deficit) per share as of March 31, 2021	$(8.95)
Increase in pro forma net tangible book value per share as of March 31, 2021	—

Pro forma net tangible book value per share as of March 31, 2021	$—
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares in this offering	—
Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors purchasing shares in this offering		$—

The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set

forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $                 per share and the dilution to new investors purchasing common stock in this offering by $                 per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. An increase of 1.0 million shares in the number of shares offered by us would increase the pro forma as adjusted net tangible book value per share after this offering by $                 and decrease the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. A decrease of 1.0 million shares in the number of shares offered by us would decrease the pro forma as adjusted net tangible book value per share after this offering by $                 and increase the dilution per share to new investors participating in this offering by $            , assuming no change in the assumed initial public offering price and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their option to purchase                  additional shares of common stock in this offering in full at the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover of this prospectus and assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, the pro forma as adjusted net tangible book value per share after this offering would be $                 per share, and the dilution in pro forma as adjusted net tangible book value per share to new investors purchasing common stock in this offering would be $                 per share.

The following table summarizes, on a pro forma as adjusted basis, as of March 31, 2021, the number of shares of common stock purchased from us, the total consideration paid and the weighted-average price per share paid, by existing stockholders and by new investors in this offering.

	Shares Purchased		Total Consideration		Weighted- Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders before this offering		%	$	%	$
Investors participating in this offering		%	$	%	$

Total		100%	$	100%

The table above assumes no exercise of the underwriters’ option to purchase additional shares in this offering. If the underwriters’ option to purchase additional shares is exercised in full, the number of shares of our common stock held by existing stockholders would be reduced to approximately         % of the total number of shares of our common stock outstanding after this offering, and the number of shares of common stock held by new investors participating in the offering would be increased to approximately         % of the total number of shares outstanding after this offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $                 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors by approximately $                 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. An increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) the total consideration paid by new investors by approximately $                  million, assuming no change in the assumed initial public offering price.

The number of shares of our common stock to be outstanding after this offering is based on the 167,310,421 shares of our common stock outstanding as of March 31, 2021 (including an aggregate of

158,660,554 shares of common stock issuable upon conversion of our outstanding convertible preferred stock as of March 31, 2021), and excludes the following:

•

513,614 shares of our common stock issuable upon the exercise of warrants to purchase shares of convertible preferred stock outstanding as of March 31, 2021, which will be automatically converted into warrants to purchase shares of our common stock immediately prior to the completion of this offering, with a weighted average exercise price of $0.8483 per share;

•	41,896,057 shares of common stock issuable upon exercise of options to purchase shares of our common stock outstanding as of March 31, 2021, at a weighted-average exercise price of $0.27 per share;

•	shares of common stock issuable upon exercise of options to purchase shares of our common stock that we granted after March 31, 2021, at a weighted-average exercise price of $ per share;

•

5,412,991 shares of common stock reserved for future issuance under our 2014 Plan as of March 31, 2021, provided that we will cease granting awards under our 2014 Plan upon the effectiveness of our 2021 Plan;

•

            shares of common stock reserved for future issuance under our 2021 Plan, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part; and

•

            shares of common stock reserved for issuance under our 2021 ESPP, which will become effective on the business day immediately prior to the date of effectiveness of the registration statement of which this prospectus forms a part.

Each of our 2021 Plan and our 2021 ESPP provides for annual automatic increases in the number of shares reserved thereunder, and our 2021 Plan also provides for increases to the number of shares that may be granted thereunder based on awards under our 2014 Plan that expire, are forfeited, or otherwise repurchased by us, as more fully described in the section titled “Executive Compensation—Employee Benefit and Stock Plans.”

To the extent that any outstanding options to purchase shares of our common stock are exercised or new options are issued under the equity benefit plans, or we issue additional shares of common stock or other securities convertible into or exercisable or exchangeable for shares of our capital stock in the future, there will be further dilution to investors participating in this offering.

SELECTED FINANCIAL DATA

The following tables summarize our selected financial data for the periods and as of the dates indicated. We have derived our selected consolidated statements of operations data for the years ended December 31, 2019 and 2020, and the consolidated balance sheets as of December 31, 2019 and 2020, from our audited consolidated financial statements and related notes included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the three months ended March 31, 2021 and 2020 and our selected consolidated balance sheet data as of March 31, 2021 from our unaudited interim consolidated financial statements included elsewhere in this prospectus. We have prepared our unaudited interim financial statements on the same basis as our audited financial statements and have included, in our opinion, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information set forth in those statements. Our historical results are not necessarily indicative of the results that may be expected in the future. You should read the financial and other data below in conjunction with the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data included in this section are not intended to replace the consolidated financial statements and related notes thereto included elsewhere in this prospectus and are qualified in their entirety by the consolidated financial statements and related notes thereto included elsewhere in this prospectus. Our interim results are not necessarily indicative of results to be expected for the full year ending December 31, 2021, or any other period.

	Years ended December 31,		Three months ended March 31,
(in thousands, except share and per share amounts)	2019	2020	2020	2021

Statements of operations data
Product revenue	$229	$3,795	$470	$1,443
Cost of product revenue	—	(2,717)	(135)	(1,003)

Gross profit	229	1,078	335	440

Operating expenses:
Research and development	13,620	14,838	4,997	3,527
Selling, general and administrative	4,997	13,435	2,880	8,166

Total operating expenses	18,617	28,273	7,877	11,693

Loss from operations	(18,388)	(27,195)	(7,542)	(11,253)

Other income (expense):
Interest and other income, net	382	245	57	734
Interest expense	(546)	(698)	(107)	(297)
Change in fair value of convertible preferred stock warrant liability	11	101	22	(31)

Net loss before income taxes	(18,541)	(27,547)	(7,570)	(10,847)
Provision for income taxes	(375)	(273)	—	—

Net loss	(18,916)	(27,820)	(7,570)	(10,847)
Deemed contribution on extinguishment of convertible preferred stock	—	17,347	—	—

Net loss attributable to common stockholders	$(18,916)	$(10,473)	$(7,570)	$(10,847)

Net loss per share attributable to common stockholders, basic and diluted(1)	$(2.41)	$(1.32)	$(0.96)	$(1.35)

Weighted-average number of shares used in computing net loss per shares attributable to common stockholders, basic and diluted(1)	7,860,170	7,907,422	7,895,962	8,031,964

Pro forma net loss per share attributable to common stockholders, basic and diluted(2)		$—		$—

Weighted-average number of shares used in computing pro forma net loss per share per share attributable to common stockholders, basic and diluted(2)		—		—

(1)	For the calculation of our basic and diluted net loss per share attributable to common stockholders and weighted-average number of shares used in the computation of the per share amounts, see Note 12 to our audited consolidated financial statements and Note 12 to our unaudited interim condensed financial statements included elsewhere in this prospectus.
(2)	The unaudited pro forma net loss per share for the year ended December 31, 2020 and the three months ended March 31, 2021 were computed using the weighted-average number of shares of common stock outstanding, including the pro forma effect of the conversion of all outstanding shares of convertible preferred stock into shares of common stock, as if such conversion had occurred at the beginning of the period, or their issuance dates, if later.

	As of December 31,		As of March 31,
(in thousands)	2019	2020	2021
Balance Sheet Data
Cash, cash equivalents and restricted cash	$16,195	$51,053	$39,283
Working capital(1)	18,088	62,359	49,317
Total assets	22,874	68,697	59,781
Long-term debt	7,213	12,492	11,798
Convertible preferred stock warrant liability	166	206	237
Convertible preferred stock	68,510	115,773	115,773
Accumulated deficit	(56,673)	(67,146)	(77,993)
Total stockholders’ deficit	(55,601)	(64,744)	(74,742)

(1)	We define working capital as current assets less current liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included elsewhere in this prospectus. Some of the information contained in this discussion and analysis are set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and related financing, and includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the section of this prospectus titled “Risk Factors,” our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We are a medical technology company focused on developing and commercializing innovative and minimally invasive solutions for patients with chronic neuropathic pain. Our Nalu neurostimulation system, or Nalu system, delivers gentle electrical pulses to the nervous system to modulate pain signals to the brain. We designed our Nalu system to address major unmet needs in the treatment of chronic neuropathic pain and provide a differentiated value proposition for patients and physicians. We believe that our miniaturized implantable pulse generator, or IPG, offers many clinical and practical benefits of a battery-free, minimally invasive implant without compromising on pain relief or therapeutic capabilities. We believe these features position us to drive commercial adoption by appealing to physicians who are using alternative neurostimulation therapies for chronic neuropathic pain and expanding the population of chronic pain patients who are interested in neurostimulation therapy. Because our Nalu system is FDA-cleared and CE Marked for both spinal cord stimulation, or SCS, and peripheral nerve stimulation, or PNS, indications, we enjoy commercial access to an approximately $3.0 billion annual target market opportunity in the United States alone, which we believe is both significantly underpenetrated and is poised for expansion.

We market our Nalu system in the United States for SCS and PNS indications through our direct sales team that, as of March 31, 2021 includes 38 territory managers, supported by clinical specialists. We are actively recruiting and training sales representatives with strong backgrounds in neuromodulation therapies and relationships in interventional pain. Our specialized and dedicated direct sales organization targets physicians who treat patients with chronic neuropathic pain. We estimate that there were approximately 7,200 physicians treating chronic neuropathic pain patients with SCS or PNS systems in 2019, and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. Our target markets for SCS and PNS are also highly synergistic, as we believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures. While we intend to initially focus our growing commercial efforts in the United States, in the future, we intend to opportunistically pursue commercial expansion in Europe, Australia, or other geographies.

Both SCS and PNS are well-known therapies for a large and growing global population with clear and substantial reimbursement in the United States and other developed markets. Our customers are reimbursed for SCS therapy by major insurance providers, including government payors, such as Medicare, with established coverage policies and payment codes that include procedures using our device. While PNS has well-established Medicare reimbursement for our customers, commercial insurance continues to evolve, which we believe is in part a reflection of the historical lack of clinical data in the field and technological limitations of other commercially available PNS systems.

We utilize qualified medical device contract manufacturers and suppliers, some of which are single sources, to produce and package all elements comprising our Nalu system. We have entered into several supply agreements in an effort to reinforce our supply chain although we do not currently have long-term supply agreements or guaranteed commitments in place with all such contract manufacturers. We operate via large committed blanket purchase orders in cases where supply agreements are not in place. We strategically maintain sufficient levels of inventory to help mitigate supply disruption, accommodate varying demand mix, and achieve more efficient volume-based pricing on our components.

Our Nalu system and certain related accessory products have been used in the United States since our limited commercial launch in the third quarter 2019 following receipt of FDA 510(k) clearance. The COVID-19 pandemic and the measures imposed to contain it impacted our ability to convert our limited launch to a full commercial launch until the third quarter of 2020. Our total revenue grew from $0.2 million for the year ended December 31, 2019 to $3.8 million for the year ended December 31, 2020, and from $0.5 million for the three months ended March 31, 2020 to $1.4 million for the three months ended March 31, 2021. For the years ended December 31, 2019 and 2020, we incurred net losses of $18.9 million and $27.8 million, respectively. For the three months ended March 31, 2020 and 2021, we incurred net losses of $7.6 million and $10.8 million, respectively. As of March 31, 2021, we had an accumulated deficit of $78.0 million.

To date, we have financed our operations primarily with the proceeds from the issuance of our convertible preferred stock, common stock, debt financings, and to a lesser extent, revenues. Following this offering, we expect that our sales and marketing, research and development, regulatory, and other expenses will continue to increase as we expand our marketing efforts to increase sales of our Nalu system, expand existing relationships with our customers, obtain regulatory clearances or approvals for future product enhancements and conduct clinical trials.

COVID-19 Pandemic

We are subject to risks related to the public health crises such as the global pandemic associated with COVID-19. The COVID-19 outbreak has negatively impacted and may continue to negatively impact our operations, revenue, and overall financial condition by decreasing the number of SCS and PNS procedures generally, which has slowed adoption of our Nalu system. We believe the number of our Nalu systems sold, similar to other elective surgical procedures, has been impacted as health care organizations globally have prioritized the treatment of patients with COVID-19. For example, in the United States, governmental authorities have recommended, and in certain cases required, that elective, specialty and other procedures and appointments be suspended or canceled to avoid non-essential patient exposure to medical environments and potential infection with COVID-19 and to focus limited resources and personnel capacity toward the treatment of COVID-19. These measures and challenges may continue for the duration of the pandemic, which is uncertain, and may negatively impact our revenue growth while the pandemic continues. Further, once the pandemic subsides, we anticipate there may be a backlog of patients seeking appointments with physicians and surgeries to be performed at hospitals, ASCs, and physician offices relating to a variety of medical conditions. As a result, patients seeking to have our Nalu system implanted may have to navigate limited provider capacity.

Numerous state and local jurisdictions have imposed, and others in the future may impose, “shelter-in-place” orders, quarantines, executive orders and similar government orders and restrictions for their residents to control the spread of COVID-19. Starting in March 2020, the governor of California, where our headquarters are located, issued “shelter-in-place” or “stay at home” orders restricting non-essential activities, travel, and business operations, subject to certain exceptions for necessary activities. Such orders or restrictions have resulted in our headquarters closing, slowdowns and delays, travel restrictions and cancellation of training and other events, among other effects, thereby negatively impacting our operations. From March 2020 until June 2020, our headquarters in Carlsbad, California were shut down and only critical functions at our headquarters have resumed with staggered shifts, reduced capacity, social distancing, and enhanced cleaning procedures and protocols implemented to minimize risk of exposure to COVID-19. Employees whose tasks can be performed offsite have been instructed to work from home.

Identifying and recruiting qualified sales and marketing personnel and training them has been, and continues to be, more difficult as a result of the COVID-19 pandemic, as many of these activities must be conducted remotely, and we believe that some candidates are reluctant to change jobs during the pandemic. In addition, even when we are able to hire additional sales and marketing personnel, we must then train them on our Nalu system, applicable federal and state laws, and regulations, and on our internal policies and procedures. This training process was initially conducted remotely, which made training more challenging. Beginning in May 2021, we resumed partial in-person training with respect to training sales and marketing personnel, among others. Upon completion of the training, the lead time that our territory managers typically require in the field to grow their network of accounts and achieve the productivity levels we expect them to reach in any individual territory, has been, and continues to be, prolonged during and as a result of the COVID-19 pandemic. We have also experienced disruptions, and may experience future disruptions, including: delays in territory managers becoming fully trained and productive, challenges in analyzing territory manager performance and in recruiting and hiring new employees, difficulties and delays in physician outreach and training physicians to use our Nalu system, restrictions on personnel to travel, delays in initiation, enrollment and follow-ups of our clinical studies, challenges with maintaining adequate supply from third-party manufacturers of components and finished goods and distribution providers, and access to physicians for training and case support.

In addition, our customers, including hospitals, ASCs, and physician offices, have experienced financial hardship and some of them may not fully recover. This could lead to some of these customers temporarily or permanently shutting down, filing for bankruptcy, or being acquired by larger health systems, leading to reduced procedures, increased bad debt expense, or additional pricing pressure on our products.

Key Factors and Trends Affecting our Business

We believe that our performance and future success depend on several factors that present significant opportunities.

These factors include:

•

Growing and supporting commercial organization. As of March 31, 2021, we had a direct sales team consisting of 38 territory managers with substantial applicable medical device sales and clinical experience, supported by a group of clinical specialists. We intend to continue to make significant investments in our commercial organization by increasing the number of employees in our commercial organization, as well as by expanding our marketing and training programs, to help facilitate further adoption of our products among existing and new customer accounts. Successfully recruiting and training a sufficient number of productive territory managers is required to achieve growth at the rate we expect. The rate at which we grow our commercial organization and the speed at which newly hired personnel become effective can impact our revenue growth or our costs incurred in anticipation of such growth.

•

Continued investment in innovation and clinical evidence. Our business strategy relies significantly on innovation to develop and introduce new products and enhancements to our current products, and to differentiate our products from our competitors. We also focus on obtaining additional clinical evidence to support the effectiveness and usability of our Nalu system. We plan to increase our research and development expenditures with internal initiatives, as well as potentially license or acquire technology from third parties. Introducing additional, innovative products is expected to increase our competitiveness. Similarly, gathering additional clinical evidence has the potential to increase physician and patient acceptance of our Nalu system.

•	Physician awareness and acceptance of our products. We continue to invest in programs to educate physicians who treat chronic pain about the advantages of our Nalu system. In addition to our direct sales activities, our commercial organization is focused on driving awareness of our Nalu system through our marketing efforts, which include industry and society conferences, podium presentations, publications, social media, and educational webinars focused on highlighting the differentiated benefits of our system. We have also developed tools and training programs to support these physicians, as well as partnered with various physician societies to support physician training.

•

Reimbursement and coverage decisions by third-party payors. Healthcare providers in the United States generally rely on third-party payors, principally federal Medicare, state Medicaid, and private health insurance plans, to cover and reimburse all or part of the cost of our products and the related implant procedure for patients. The revenue we are able to generate from sales of our products depends in large part on the availability of sufficient reimbursement from such payors. Our customers currently receive reimbursement from Medicare for SCS and PNS procedures. While some of our customers also receive reimbursement from private health insurance providers, specific decisions of coverage and reimbursement for procedures using our Nalu system can vary. A significant component of our commercial efforts includes working with private payors to ensure positive coverage and reimbursement decisions for procedures in which our products are implanted.

•

Leveraging our supply chain to further improve gross margin. With our current operating model and infrastructure, we believe that our supply chain has the capacity to increase production to meet demand for our Nalu system as we expand our sales and marketing efforts. If we grow our revenue and sell more systems, our purchasing costs on a per unit basis may decrease, and in turn improve our gross margin. As our commercial operations continue to grow, we expect to continue to realize operating leverage through increased scale efficiencies. We are also concurrently executing on a well-defined strategy to optimize our diverse supply chain. We anticipate that the combination of these strategies will drive margin improvement.

Components of our Results of Operations

Product revenue

We generate revenue from the sale of our Nalu system, which includes hardware with embedded software and related accessories. Our Nalu system has been used in the United States since our limited commercial launch in the second quarter of 2019 following receipt of FDA 510(k) clearance. Our full commercial launch commenced in the third quarter of 2020. We expect our revenue to fluctuate from quarter to quarter due to a variety of factors. We anticipate that our revenue will increase as we continue our commercialization in the United States.

Cost of product revenue, gross profit and gross margin

Cost of product revenue primarily consists of acquisition costs of finished goods and components, scrap and inventory excess and obsolescence charges, warranty costs, distribution costs, packaging costs, and allocated costs including facilities and information technology. We recorded no cost of product revenue for the year ended December 31, 2019 because any finished goods sold were purchased prior to FDA approval in March 2019 and were expensed through research and development in the consolidated statements of operations. During the years ended December 31, 2019 and 2020, the effect of the sales of zero cost inventory was $0.2 million and $0.6 million, respectively. During the three months ended March 31, 2020 and 2021, the effect of sales of zero cost inventory was $43,000 and $0.1 million, respectively. The remaining zero costs inventories as of December 31, 2020 and March 31, 2021 were $0.2 million and $0.1 million, respectively, and are expected to be substantially depleted during the remaining months in 2021. We expect cost of product revenue to increase in absolute terms as our revenue grows.

We calculate gross margin as gross profit divided by revenue. Our gross profit has been and will continue to be affected by a variety of factors, including sales volumes, purchase volume of finished goods and the success of our cost-reduction strategies. We expect our margin to increase over the long term to the extent we are successful in our ability to lower the costs associated with acquisition of finished goods, which includes our ability to drive lower costs with our manufacturing vendor, increase our sales volume, and maintain or increase our average selling price, which will enable us to leverage our fixed costs. While we expect gross margin to increase over the long term, we also anticipate it will likely fluctuate from quarter to quarter.

Research and development expenses

Research and development expenses primarily consist of costs of developing hardware and embedded software enhancements to improve our product performance and lower cost of revenue, as well as expenses related to clinical affairs and related clinical studies. Other research and development costs include salaries, employee benefits, stock-based compensation and other headcount-related costs, supplies, testing, contract and other outside service fees, costs related to prototype development, depreciation expense and allocated costs including facilities and information technology. We plan to continue to invest in our research and development efforts. As a result, we expect research and development expenses to increase in absolute dollars as we continue to develop new products and enhance existing products and technologies.

Selling, general and administrative expenses

Selling, general and administrative expenses consist of personnel-related expenses, including salaries, benefits, bonuses, sales commissions, stock-based compensation, and travel. Other selling expenses include costs of marketing and promotional activities, including trade shows and market research, and outside consultants and services. Other general and administrative expenses include professional services fees, including legal, audit and tax fees, insurance, outside consultants and services, employee recruiting and training costs, general corporate expenses, bad debt expense, and allocated facility overhead costs. As we continue to expand our commercialization efforts in coming years, we expect to continue to invest in our sales and marketing teams to broaden our geographic coverage. We also expect to continue to invest in other selling, marketing and administrative activities.

We expect to incur additional expenses associated with operating as a public company, including costs related to legal, accounting, insurance, exchange listing and SEC compliance, and investor relations. As a result, we expect selling, general, and administrative expenses to increase in absolute dollars in future periods.

Interest and other income, net

Interest and other income, net consists primarily of interest income on our cash and cash equivalents, net exchange gain (loss) on foreign currency transactions, and gains and losses on extinguishment of debt.

Interest expense

Interest expense consists primarily of interest on our outstanding borrowings under our existing SVB Oxford Term Loans (as defined in “Debt Obligation” below) and prior Pacific Western Term Loans (as defined in “Debt Obligation” below), which was fully repaid in October 2020. To the extent that we have an additional draw-down on our SVB Oxford Term Loans, our interest expense would increase. As a result, we expect our interest expense to vary in future periods depending on our outstanding borrowings under our SVB Oxford Term Loans.

Change in fair value of convertible preferred stock warrant liability

We have accounted for our freestanding warrants to purchase shares of our convertible preferred stock as liabilities at fair value. The warrants are subject to re-measurement at each balance sheet date with gains and losses reported through our consolidated statements of operations. We will continue to recognize changes in the fair value of warrants until each respective warrant is exercised, expires, or qualifies for equity classification. Upon the completion of this offering, the convertible preferred stock warrant liability will be reclassified to additional paid-in capital in stockholders’ deficit.

Provision for income taxes

Provision for income taxes consists primarily of income taxes related to our U.S. income taxes and income taxes in other jurisdictions in which we conduct business.

Results of Operations

Comparison of years ended December 31, 2019 and 2020

The following table summarizes our results of operations for the years ended December 31, 2019 and 2020.

	Year ended December 31,		Change
(in thousands, except percentage)	2019	2020	$	%
Product revenue	$229	$3,795	$3,566	1,557%
Cost of product revenue	—	(2,717)	(2,717)	*

Gross profit	229	1,078	849	371%
Gross margin	100%	28%
Operating expenses:
Research and development	13,620	14,838	1,218	9%
Selling, general and administrative	4,997	13,435	8,438	169%

Total operating expenses	18,617	28,273	9,656	52%

Loss from operations	(18,388)	(27,195)	(8,807)	48%
Other income (expense):
Interest and other income, net	382	245	(137)	(36)%
Interest expense	(546)	(698)	(152)	28%
Change in fair value of convertible preferred stock warrant liability	11	101	90	818%

Net loss before income taxes	(18,541)	(27,547)	(9,006)	49%
Provision for income taxes	(375)	(273)	102	(27)%

Net loss	$(18,916)	$(27,820)	$(8,904)	47%

Product revenue

Product revenue increased by $3.6 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily driven by sales of our Nalu system following the conversion of our limited commercial launch in the second quarter of 2019 to a full commercial launch in the third quarter of 2020.

Cost of product revenue

Cost of product revenue was $2.7 million for the year ended December 31, 2020. We recorded no cost of product revenue for the year ended December 31, 2019 as costs incurred prior to FDA clearance of our Nalu system in March 2019 were reported as research and development costs in our consolidated statements of operations.

Research and development expenses

Research and development expenses increased by $1.2 million, or 9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The change was primarily due to a $1.2 million increase in the costs of components for product prototype development.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $8.4 million, or 169%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The change was primarily due to a $5.8 million increase in personnel and other compensation related expenses due to increased headcount, including a $1.0 million increase in commission expense as a result of increased sales of our products and a $0.7 million increase in stock-based compensation, a $1.7 million increase in professional services fees, a $0.4 million increase in facility costs due to increased rent and building expenditures, a $0.2 million in bad debt expense, and a $0.3 million increase in other general corporate costs.

Interest and other income, net

Interest and other income, net decreased by $0.1 million, or 36%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The change was primarily due to a decrease in the yield earned on our cash and cash equivalents, partially offset by a moderately higher average cash balance during 2020, resulting in a net decrease of $0.4 million in interest income, and a $0.1 million loss on extinguishment of term loans incurred upon the repayment of the Pacific Western Term Loans in October 2020. The decrease in interest income was partially offset by a research and development tax credit of $0.3 million related to our Australian subsidiary.

Interest expense

Interest expense increased by $0.2 million, or 28%, for the year ended December 31, 2020 compared to the year ended December 31, 2019 as the outstanding amount of our indebtedness increased.

Change in fair value of convertible preferred stock warrant liability

The change in the fair value of convertible preferred stock warrant liability increased by $0.1 million for the year ended December 31, 2020 compared to the year ended December 31, 2019. The increase was primarily due to the changes in assumptions used to value the warrant liability.

Provision for income taxes

Provision for income taxes decreased by $0.1 million, or 27%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. The change was primarily due to a decrease in foreign income tax provision from Australian subsidiary.

Comparison of three months ended March 31, 2020 and 2021

The following table summarizes our results of operations for the three months ended March 31, 2020 and 2021.

	Three months ended March 31,		Change
(in thousands, except percentage)	2020	2021	$	%
Product revenue	$470	$1,443	$973	207%
Cost of product revenue	(135)	(1,003)	(868)	643%

Gross profit	335	440	105	31%
Gross margin	71%	30%
Operating expenses:
Research and development	4,997	3,527	(1,470)	(29) %
Selling, general and administrative	2,880	8,166	5,286	184%

Total operating expenses	7,877	11,693	3,816	48%

Loss from operations	(7,542)	(11,253)	(3,711)	49%
Other income (expense):
Interest and other income, net	57	734	677	*
Interest expense	(107)	(297)	(190)	178%
Change in fair value of convertible preferred stock warrant liability	22	(31)	(53)	*

Net loss	$(7,570)	$(10,847)	$(3,277)	43%

Product revenue

Product revenue increased by $1.0 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The increase was primarily driven by sales of our Nalu system following the conversion of our limited commercial launch in the second quarter of 2019 to a full commercial launch in the third quarter of 2020.

Cost of product revenue, gross profit and gross margin

Cost of product revenue increased by $0.9 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 primarily due to higher sales volume.

Gross profit increased by $0.1 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. Gross margin decreased from 71% for the three months ended March 31, 2020 to 30% for the three months ended March 31, 2021 primarily attributable to the decrease in sales of zero cost inventory obtained prior to the FDA clearance.

Research and development expenses

Research and development expenses decreased by $1.5 million, or 29%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The decrease was primarily due to a decrease of $1.9 million in costs of components for product prototype development as the Company engaged in more non-recurring engineering during the early part of 2020 to optimize the inventory production process, which was offset by a $0.3 million increase in outside services and a $0.2 million increase in personnel and other compensation related expenses due to increased headcount, including a $0.1 million increase in stock-based compensation due to increased headcount.

Selling, general and administrative expenses

Selling, general and administrative expenses increased by $5.3 million, or 184%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The change was primarily due to a $4.0 million increase in personnel and other compensation related expenses due to increased headcount, including a $1.3 million increase in commission expense as a result of increased sales of our products and a $0.2 million increase in stock-based compensation, a $0.6 million increase in professional services fees, a $0.3 million increase in facility costs due to increased rent, building, and IT service expenditures, a $0.2 million in sales and marketing expense, and a $0.1 million increase in other general corporate costs.

Interest and other income, net

Interest and other income, net increased by $0.7 million for the three months ended March 31, 2021 compared to the three months ended March 31, 2020. The change was primarily due to the gain on extinguishment of debt from the forgiveness of the PPP loan and accrued interest in March 2021.

Interest expense

Interest expense increased by $0.2 million, or 178%, for the three months ended March 31, 2021 compared to the three months ended March 31, 2020 as the outstanding amount of our indebtedness increased.

Change in fair value of convertible preferred stock warrant liability

The change in the fair value of convertible preferred stock warrant liability was an increase of $31,000 during the three months ended March 31, 2021, compared to a decrease of $22,000 during the three months ended March 31, 2020, which was primarily due to the changes in assumptions used to value the warrant liability.

Liquidity and Capital Resources

Sources of Liquidity

Since our inception, we have incurred net losses and negative cash flows from operations. To date, we have financed our operations primarily with the proceeds from the issuance of our convertible preferred stock, common stock and debt financing, and to a lesser extent, revenues.

For the years ended December 31, 2019 and 2020, we incurred a net loss of $18.9 million and $27.8 million, respectively. For the three months ended March 31, 2020 and 2021, we incurred net losses of $7.6 million and $10.8 million, respectively, As of March 31, 2021, we had cash and cash equivalents of $39.1 million, restricted cash of $0.2 million, and an accumulated deficit of $78.0 million. As of March 31, 2021, we also had $12.0 million outstanding under the SVB Oxford Term Loans (as defined in “Debt Obligation” below).

Our consolidated financial statements included elsewhere in this prospectus have been prepared assuming we will continue to operate as a going concern, which contemplates the realization of assets and settlement of liabilities in the normal course of business, and do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result from uncertainty related to our ability to continue as a going concern. At present, without taking into consideration any proceeds from this offering, we do not have enough cash on hand to cover our costs for the next 12 months. These conditions raise substantial doubt about our ability to continue as a going concern for a period of one year from the date of the issuance of our consolidated financial statements. Our ability to continue as a going concern is dependent upon our ability to successfully secure sources of financing and ultimately achieve profitable operations. Based on our current operating plan, we believe the net proceeds from this offering, together with our existing cash, cash equivalents and marketable securities, and anticipated cash generated from sales of our products, will be sufficient to meet our anticipated cash needs for at least 12 months following the date of this prospectus.

Paycheck protection program loan

On April 13, 2020, we entered into an unsecured loan agreement with Pacific Western Bank, or the PPP Loan, under the terms of which Pacific Western Bank loaned us $0.8 million, pursuant to the Paycheck Protection Program, or PPP, under the Coronavirus Aid, Relief, and Economic Security Act, or CARES Act. In accordance with the requirements of the CARES Act, we used the proceeds primarily for payroll costs and other eligible expenses. The PPP Loan had a maturity date of April 13, 2022 and accrued interest at an annual rate of 1.00% per year. The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. In March 2021, we were notified by the PPP lender that the PPP Loan had been forgiven in full.

Debt Obligation

Pacific western loan and security agreement

In August 2017, we executed a Loan and Security Agreement with Pacific Western Bank, or the Pacific Western LSA, which, as amended, provided for one or more term loans, or the Pacific Western Term Loans, with an aggregate principal amount up to $12.0 million available to be drawn in two tranches. In October 2020, we repaid the Pacific Western Term Loans in full and terminated the Pacific Western LSA.

SVB Oxford Loan and Security Agreement

In October 2020, we entered into a Loan and Security Agreement with Silicon Valley Bank, or SVB, and Oxford Finance LLC, or the SVB Oxford Loan and Security Agreement, which provided for a four-year $20.0 million term loan facility that can be drawn in three tranches, or the SVB Oxford Term Loans. The first tranche of $12.0 million was borrowed in October 2020 and the second and the third tranches have not been drawn as of the date of this prospectus and are available to draw if we satisfy certain revenue milestones on or before December 31, 2021. We used the initial SVB Oxford Term Loans proceeds to repay in full all amounts due under the Pacific Western Term Loans and to pay related expenses.

The SVB Oxford Term Loans mature on November 1, 2024 and bear interest on the outstanding daily balance at a floating annual rate equal to the greater of 7.45% or Wall Street Journal prime rate plus 4.20%. Interest is due and payable monthly in arrears. No principal payments are due during the interest-only period commencing on the initial borrowing date and continuing through May 31, 2022. The interest-only period can be extended to November 30, 2022 if we draw the second tranche of SVB Oxford Term Loans, and can be further extended to May 31, 2023 if we satisfy a specified equity financing milestone on or before December 31, 2021.

The terms of the SVB Oxford Loan and Security Agreement provide for a final payment equal to 6.15% of the advanced amount of SVB Oxford Term Loans, or approximately $0.7 million (assuming we do not draw the second or third tranches), due at maturity (or any earlier date of optional pre-payment or acceleration of principal due to an event of default). We may, at our option, prepay the SVB Oxford Term Loans in full, subject to an additional prepayment fee of 2% of the outstanding principal amount of the SVB Oxford Term Loans if prepaid in the first year, 1% if prepaid in the second year and 0% if prepaid thereafter. The applicable prepayment fee would also be due and payable in the event of an acceleration of the principal amount of the SVB Oxford Term Loans during such periods due to an event of default. The SVB Oxford Term Loans are secured by substantially all of our assets, excluding intellectual property.

The SVB Oxford Loan and Security Agreement requires us to comply with a number of customary affirmative and negative covenants, including restrictive covenants that limit our ability to: incur additional indebtedness, encumber the collateral securing the SVB Oxford Term Loans, acquire, own or make investments, repurchase or redeem any class of stock or other equity interest, declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, dispose of our assets, acquire other businesses, and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to certain exceptions. In addition, if we draw the second or third tranches of the SVB Oxford Term Loans, we will be subject to a financial covenant to maintain minimum trailing three month revenues specified in the SVB Oxford Loan and Security Agreement, tested as of the last day of each month.

The SVB Oxford Loan and Security Agreement also contains events of default that include, among others, non-payment defaults, inaccuracy of reps and warranties, covenant defaults, cross-defaults to other indebtedness, judgment defaults, bankruptcy and insolvency defaults, and a material adverse change default. Any default that is not cured or waived could result in acceleration of all of our repayment obligations and an increase to the then-applicable interest rate by 5.00% and would permit the lenders to exercise remedies with respect to all of the collateral that is securing the loan facility.

We are in compliance with the SVB Oxford Loan and Security Agreement financial and nonfinancial covenants as of the date of this offering.

Funding Requirements

Based on our planned operations, we expect our cash and cash equivalents and anticipated cash generated from sales of our products, together with the net proceeds from this offering, will be sufficient to fund our operating expenses for at least the 12 months following the date of this offering. To the extent that we need additional capital to continue to fund our operations, we intend to obtain such capital through public or private equity offerings or debt financings, credit or loan facilities, or a combination of one or more of these funding sources. We may also seek additional financing opportunistically. We may be unable to raise additional funds on favorable terms or at all. Our failure to raise additional capital, if needed, would have a negative impact on our financial condition and our ability to execute our business plan.

Our expected future capital requirements depend on many factors including expansion of our product portfolio and the timing and extent of spending on sales and marketing and the development of our technology. If we raise additional funds by issuing equity securities, our stockholders will experience dilution. Any future debt financing into which we enter may impose upon us additional covenants that restrict our operations, including limitations on our ability to incur liens or additional debt, pay dividends, repurchase our common stock, make certain investments, and engage in certain merger, consolidation, or asset sale transactions. Any debt financing or additional equity that we raise may contain terms that are not favorable to us or our stockholders.

We intend to continue to make significant investments in our sales and marketing organization by increasing the number of U.S. territory managers. We also intend to continue expanding our marketing programs to help facilitate further adoption as well as broaden awareness of our products among existing hospital, ASCs, and physician offices. We also expect to continue to make investments in research and development, regulatory affairs, and clinical studies to develop future generations of products based on our Nalu system, support regulatory submissions, and demonstrate the clinical efficacy of our products. Moreover, we expect to continue to incur expenses associated with operating as a public company, including legal, accounting, insurance, exchange listing and SEC compliance, investor relations, and other expenses. Because of these and other factors, we expect to continue to incur substantial net losses and negative cash flows from operations for the foreseeable future.

Our future liquidity and capital funding requirements will depend on numerous factors, including:

•	the cost and timing of expanding sales, marketing, and distribution capabilities;

•	our revenue growth;

•	our ability to raise additional funds to finance our operations;

•	the availability and amount of reimbursement for procedures using our products;

•	the emergence of competing or complementary technologies;

•	our research and development efforts;

•	changes or fluctuations in our inventory supply needs and forecasts of our supply needs;

•	our ability to retain our current employees and the need and ability to hire additional management, sales, scientific, and clinical personnel;

•	our need to implement additional infrastructure and internal systems;

•	the cost of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights, including, in particular, the costs of defending against Nevro’s action against us;

•	our ability to hire additional personnel and undertake initiatives to support our operations as a public company; and

•	the impact of the ongoing COVID-19 pandemic and any recession or other market correction resulting from the pandemic.

Historical cash flows

The following table summarizes our cash flows for the period indicated:

	Year ended December 31,		Three months ended March 31,
(in thousands)	2019	2020	2020	2021
Net cash used in operating activities	$(22,872)	$(34,824)	$(7,559)	$(10,332)
Net cash used in investing activities	(287)	(119)	(22)	(99)
Net cash (used in) provided by financing activities	(264)	69,777	4,696	(1,374)
Effect of exchange rate on cash, cash equivalents and restricted cash	11	24	(41)	35

Net (decrease) increase in cash, cash equivalents and restricted cash	$(23,412)	$34,858	$(2,926)	$(11,770)

Operating Activities

During the year ended December 31, 2020, net cash used in operating activities was $34.8 million, primarily resulting from our net loss of $27.8 million, adjusted for non-cash charges of $2.1 million and net cash outflow of $9.1 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $1.3 million, depreciation of $0.4 million, provision for accounts receivable of $0.2 million, amortization of right-of-use assets of $0.2 million and amortization of debt discount of $0.1 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase of $8.6 million in inventories and an increase of $1.4 million in accounts receivable due to growth in our business, an increase of $0.4 million in prepaids and other current assets and a decrease of $0.2 million in accounts payable due to timing of payments, and a decrease of $0.2 million in operating lease liabilities due to the monthly rent payments, partially offset by an increase of $1.7 million in accrued expenses and other current liabilities.

During the year ended December 31, 2019, net cash used in operating activities was $22.9 million, primarily resulting from our net loss of $18.9 million, adjusted for non-cash charges of $0.8 million and net cash outflow of $4.8 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of depreciation of $0.3 million, stock-based compensation of $0.5 million and amortization of debt discount of $0.1 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase of $5.3 million in inventories due to growth in our business and a decrease of $0.1 million in accounts payable, partially offset by an increase in accrued expenses and other current liabilities of $0.5 million due to timing of payments and a decrease of other assets of $0.1 million.

During the three months ended March 31, 2021, net cash used in operating activities was $10.3 million, primarily resulting from our net loss of $10.8 million, adjusted for non-cash charges of $0.2 million and net cash inflow of $0.3 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $0.5 million, depreciation of $0.1 million, provision for accounts receivable of $0.1 million, amortization of right-of-use assets of $0.1 million and amortization of debt discount of $0.1 million, partially offset by gain on debt extinguishment of $0.8 million. The net cash inflow from changes in operating assets and liabilities was primarily driven by an increase of $0.7 million in accounts payable due to timing of payments and an increase of $0.4 million in accrued expenses and other current liabilities, partially offset by an increase of $0.4 million in accounts receivable and an increase of $0.1 million in inventories due to growth in our business, and an increase of $0.3 million in prepaids and other current assets.

During the three months ended March 31, 2020, net cash used in operating activities was $7.6 million, primarily resulting from our net loss of $7.6 million, adjusted for non-cash charges of $0.4 million and net cash outflow of $0.4 million from changes in operating assets and liabilities. Non-cash charges primarily consisted of stock-based compensation of $0.2 million, depreciation of $0.1 million, and provision for accounts receivable of $0.1 million. The net cash outflow from changes in operating assets and liabilities was primarily driven by an increase of $3.1 million in inventories and an increase of $0.4 million in accounts receivable due to growth in our business, and a decrease of $0.4 million in accrued expenses and other current liabilities, partially offset by an increase of $3.2 million in accounts payable due to timing of payments and a decrease of $0.3 million in prepaids and other current assets.

Investing activities

During the year ended December 31, 2020, net cash used in investing activities was $0.1 million, consisting of purchases of property and equipment.

During the year ended December 31, 2019, net cash used in investing activities was $0.3 million, consisting of purchases of property and equipment.

During the three months ended March 31, 2021, net cash used in investing activities was $0.1 million, consisting of purchases of property and equipment.

During the three months ended March 31, 2020, net cash used in investing activities was $22,000, consisting of purchases of property and equipment.

Financing activities

During the year ended December 31, 2020, net cash provided by financing activities was $69.8 million, attributable to net proceeds of $64.6 million received upon the issuance of Series C convertible preferred stock, proceeds of $16.5 million from term loan draws, net of issuance costs, and proceeds of $0.8 million received from Paycheck Protection Program loan, partially offset by a debt repayment of $12.0 million.

During the year ended December 31, 2019, net cash used in financing activities was $0.3 million, primarily resulting from the principal payment on our term loan.

During the three months ended March 31, 2021, net cash used in financing activities was $1.4 million, resulting from the payments of $1.7 million for deferred offering costs, partially offset by proceeds of $0.3 million received from exercise of common stock options.

During the three months ended March 31, 2020, net cash provided by financing activities was $4.7 million, primarily attributable to proceeds received from our term loan.

Contractual Obligations and Commitments

Operating lease

We lease certain office space in Carlsbad, California under a lease with base monthly rent payments ranging from $20,000 to $22,000 that expires in June 2024. We have not yet determined whether we will seek to renew this lease, enter into a lease for other office space, or take an alternative approach to our office space needs in the future.

SVB oxford loan and security agreement

In October 2020, we entered into the SVB Oxford Term Loans for $20.0 million that can be drawn in three tranches. The first tranche of $12.0 million was borrowed in October 2020. We used the SVB Oxford Term Loans proceeds to repay in full all amounts due under the Pacific Western Term Loans. The SVB Oxford Term Loans mature on November 1, 2024. Principal and interest payments associated with the SVB Oxford Term Loans, including a final one-time payment of $0.7 million, are not separately presented.

License agreements

We have certain payment obligations under a license agreement with AcceleMed LLC, or AcceleMed Stanford Sublicense Agreement. Under this agreement, we are required to make royalty payments, additional patent expenses, and potential milestone payments upon the achievement of certain milestones. The payment obligations under this agreement are contingent upon future events such as the sale of products licensed under this agreement. As the achievement and timing of these future payments are not probable or estimable, such amounts have not been included in our consolidated balance sheet as of December 31, 2019 and 2020. For additional information regarding certain of our license agreements, see the section of this prospectus entitled “Business.”

Off-Balance Sheet Arrangements

Since inception, we have not engaged in any off-balance sheet arrangements, as defined in the rules and regulations of the SEC.

Related Parties

For a description of our related party transactions, see the section of this prospectus entitled “Certain Relationships and Related Party Transactions.”

Critical Accounting Policies and Estimates

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements included elsewhere in this prospectus. The preparation of our consolidated financial statements in accordance with GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, and expenses. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from those estimates.

Our critical accounting policies are those that materially affect our consolidated financial statements and involve difficult, subjective, or complex judgments by management. A thorough understanding of these critical accounting policies is essential when reviewing our consolidated financial statements. We believe that the critical accounting policies listed below are the most difficult management decisions as they involve the use of significant estimates and assumptions as described above.

Revenue recognition

We generate revenue from the sale of our Nalu system, which includes hardware with embedded software, and related hardware accessories. We recognize revenue at a point in time, which is generally once the implantation procedure is complete.

Revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by following a five-step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Identify the contract with a customer. We generally consider completion of an order form (which incorporates by reference customer-specific pricing and our standard terms and conditions) as a customer contract provided that collection is considered probable. We assess customer creditworthiness based on credit checks, payment history, or other observable facts and circumstances.

Identify the performance obligations in the contract. Each implantable Nalu system (“Product Unit”) is considered one performance obligation. We do not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Determine the transaction price and allocation to performance obligations. The transaction price in our customer contracts consists of fixed consideration, which is the invoiced price for each Product Unit. Our arrangements do not have any variable consideration.

Allocate the transaction price to the performance obligations in the contract. Because our contracts have only one performance obligation, a standalone selling price allocation of the transaction price is not required. In cases where multiple Product Units are ordered in the same transaction but are delivered to the customer at different points in time, we allocate a proportionate amount of the transaction price to each Product Unit, since all units are subject to the same pricing terms.

Recognize revenue when or as we satisfy a performance obligation. Revenue for each Product Unit is recognized at a point in time, which is generally once the implantation procedure is complete. At this point, control passes to the customer, we have a right to receive invoiced amounts for the Product Unit and have no remaining obligations. The Product Unit is delivered to the customer on the day of surgical implantation.

Inventory Valuation

We contract with third parties for the manufacturing of our Nalu system and their sub-components. We plan the manufacture of our systems based on estimates of market demand. The nature of our business requires that we maintain sufficient inventory on hand to meet the requirements of our customers. Inventories are stated at the lower of cost or net realizable value. Cost is generally determined using discrete costs of each item, which approximates the first-in, first-out method.

The carrying value of inventories is reduced for any difference between cost and net realizable value of inventories that is determined to be obsolete or unmarketable, based upon assumptions about future demand and market conditions. We regularly evaluate our ability to realize the value of inventory based on a combination of factors such as forecasted sales or usage, product expiration or end of life dates, estimated current and future market values, and new product introductions. Inventory provisions associated with the slow-moving, overvalued, excess or obsolete inventories are recorded at the time of such determination.

Stock-based compensation

We maintain a stock-based compensation plan as a long-term incentive for employees, members of our board of directors and consultants. The plan allows for the issuance of stock options, non-statutory stock options, or NSOs, stock appreciation rights, restricted stock, and restricted stock units to employees, directors, and consultants.

Stock-based compensation awards are measured using fair-value-based measurements and recognized as compensation expense over the service period in which the awards are expected to vest. Stock-based awards are measured as of the grant date utilizing the single-option award-valuation approach, and we use the straight-line method for expense attribution. The valuation model used for calculating the estimated fair value of stock awards is the Black-Scholes option-pricing model. The Black-Scholes model requires us to make assumptions and judgments about the variables used in the calculations, including the expected term (weighted-average period of time that the options granted are expected to be outstanding), the expected volatility of our common stock, the related risk-free interest rate, and the expected dividend. We have elected to recognize forfeitures of share-based payment awards as they occur.

The Black-Scholes option-pricing model requires the use of highly subjective assumptions which determine the fair value of stock-based awards. These assumptions include:

•

Expected Term—The expected term represents the period that share-based awards are expected to be outstanding. The expected term for employee stock options is estimated using the “simplified” method, whereby the expected term equals the arithmetic mean of the vesting term and the original contractual term of the option.

•

Expected volatility—Since we have been privately held and do not have any trading history for our common stock, we estimated the expected volatility based on the average volatility for comparable publicly traded companies over a period equal to the expected term of the stock option grants. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty.

•

Risk-Free Interest Rate—The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

•	Expected dividend yield—We have never paid dividends on our common stock and have no plans to pay dividends on our common stock. Therefore, we used an expected dividend yield of zero.

•	Fair Value of Common Stock—Because our common stock is not yet publicly traded, we are required to estimate the fair value of our common stock, as discussed in “Common Stock Valuation” below.

For the years ended December 31, 2019 and 2020, we incurred stock-based compensation of $0.5 million and $1.3 million, respectively. For the three months ended March 31, 2020 and 2021, we incurred stock-based compensation of $0.2 million and $0.5 million, respectively.

Based upon the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover of this prospectus, the aggregate intrinsic value of options outstanding as of December 31, 2020 was $         million, of which $         million related to vested options and $          million related to unvested options.

Common stock valuation

Historically, for all periods prior to this offering, the fair values of the shares of common stock underlying our share-based awards were determined on each grant date by our board of directors. Given the absence of a public trading market for our common stock, our board of directors exercised reasonable judgment and considered a number of objective and subjective factors to determine the best estimate of the fair value of our common stock, including our stage of development, the rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock, our financial condition and operating results, including our levels of available capital resources, equity market conditions affecting comparable public companies, general U.S. market conditions, the lack of marketability of our common stock, and independent third-party valuations of our common stock. Valuations of our common stock were prepared by an unrelated third-party valuation firms in accordance with the guidance provided by the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The following describes the methodologies utilized in the valuation of our common stock for purposes of calculating stock-based compensation.

For our valuations performed prior to December 31, 2020, we used the option pricing method, or OPM, backsolve method. In an OPM framework, the backsolve method for inferring the equity value implied by a recent financing transaction involves making assumptions for the expected time to liquidity, volatility, and risk-free interest rate and then solving for the value of equity such that value for the most recent financing equals the amount paid. We selected this method in part because we concluded that the contemporaneous financing transactions were arms-length transactions.

Valuations for December 31, 2020 and thereafter relied upon a derivation of the probability-weighted expected return method, or PWERM, known as the Hybrid Method. Generally, PWERM involves a forward-looking analysis of the possible future outcomes of the enterprise. This method is particularly useful when we are able to predict, at a relatively high confidence level, discrete future outcomes with a probability distribution. In certain circumstances, it may be appropriate to use a hybrid of OPM and PWERM, coined the Hybrid Method. A specific example noted in the AICPA Valuation Guide referenced above is to utilize a Hybrid Method for a company that anticipates a meaningful probability of a near-term initial public offering; however, if the initial public offering event falls through due to market or other factors, the chances for a liquidity event are much more uncertain and the company is expected to remain private for a relatively longer time period. Discrete future outcomes considered under the Hybrid Method include an initial public offering, as well as non- initial public offering market-based liquidity outcomes. Determining the fair value of the enterprise using the Hybrid Method requires us to develop assumptions and estimates for both the probability of an initial public offering event and other stay private outcomes, as well as the values we expect those outcomes could yield.

Application of our common stock approach involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding expected future revenue, expenses, and future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all these estimates and assumptions or the relationships between those assumptions impact valuations as of each valuation date and may have a material impact on the valuation of our shares.

After the completion of this offering, the fair value of each share of underlying common stock will be determined based on the closing price of our common stock as reported on the date of grant on the primary stock exchange on which our common stock is traded.

The following table summarizes by grant date the number of shares of common stock subject to stock options granted from January 2020 through the date of this prospectus, as well as the associated per share exercise price and the per share estimated fair value of the underlying common stock:

Grant Date	Number of Shares	Exercise Price Per Share	Common Stock Value Per Share on Grant Date
3/18/2020	298,000	$0.39	$0.39
4/27/2020	5,173,986	0.39	0.39
8/11/2020	18,782,112	0.26	0.26
10/14/2020	2,791,015	0.26	0.26
1/19/2021	1,235,300	0.56	0.56
3/22/2021	458,355	0.69	0.69

Emerging Growth Company Status

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, our consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

We will remain an emerging growth company until the earliest of (i) the last day of our first fiscal year in which we have total annual gross revenue of $1.07 billion or more, (ii) the last day of the fiscal year following the fifth anniversary of completion of this offering, (iii) the date on which we have issued more than $1.0 billion of non-convertible debt instruments during the previous three fiscal years, or (iv) the date on which we are deemed a “large accelerated filer” under the rules of the SEC with at least $700.0 million of outstanding equity securities held by non-affiliates.

Recent Accounting Pronouncements

See Note 2 to our audited consolidated financial statements included elsewhere in this prospectus for more information.

Quantitative and Qualitative Disclosures About Market Risk

Market risk represents the risk of loss that may impact our financial position because of adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of exposure resulting from potential changes in inflation or interest rates. We do not hold financial instruments for trading purposes.

Foreign currency exchange risk

Our expenses are generally denominated in U.S. dollars. However, we have a limited number of vendors requiring payments denominated in foreign currencies. We are subject to foreign currency transaction gains or losses on our contracts denominated in foreign currencies. To date, foreign currency transaction gains and losses have not been material to our consolidated financial statements.

We have not engaged in the hedging of foreign currency transactions to date, although we may choose to do so in the future. We do not believe that an immediate 10% increase or decrease in the relative value of the U.S. dollar to other currencies would have a material effect on operating results or financial condition.

Interest rate risk

Our cash, cash equivalents and restricted cash as of March 31, 2021 consisted of $39.3 million in bank deposits and money market accounts. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation; we do not enter into investments for trading or speculative purposes and have not used any derivative financial instruments to manage our interest rate exposure. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash equivalent investments.

As of March 31, 2021, we had $12.0 million in variable rate debt outstanding. The SVB Oxford Loan and Security Agreement matures in November 2024, with interest-only monthly payments until May 2022. The term loan accrues interest at a floating per annum rate equal to the greater of 7.45% or the Wall Street Journal prime rate plus 4.20% (7.45% as of March 31, 2021). Unfavorable changes in interest rates could increase our interest expense. We do not believe that an immediate 10% increase or decrease in interest rate would have a material effect on operating results or financial condition.

BUSINESS

Overview

We are a medical technology company focused on developing and commercializing innovative and minimally invasive solutions for patients with chronic neuropathic pain. Our Nalu neurostimulation system, or Nalu system, delivers gentle electrical pulses to the nervous system to modulate pain signals to the brain. We designed our Nalu system to address major unmet needs in the treatment of chronic neuropathic pain and provide a differentiated value proposition for patients and physicians. We believe that our miniaturized implantable pulse generator, or IPG, offers the many clinical and practical benefits of a battery-free, minimally invasive implant without compromising on pain relief or therapeutic capabilities. We believe these features position us to drive commercial adoption by appealing to physicians who are using alternative neurostimulation therapies for chronic neuropathic pain and expanding the population of chronic pain patients who are interested in neurostimulation therapy. Because our Nalu system is FDA-cleared and CE Marked for both spinal cord stimulation, or SCS, and peripheral nerve stimulation, or PNS, indications, we enjoy commercial access to an approximately $3.0 billion annual target market opportunity in the United States alone, which we believe is both significantly underpenetrated and is poised for expansion.

Chronic pain has become a widespread global issue due to aging populations, progress in saving lives after catastrophic injury, and an increase in the number of surgeries that result in chronic pain. Our Nalu system is designed to manage chronic neuropathic pain, which is a very common and particularly intractable type of chronic pain that results from diseased or damaged nerves and typically cannot be cured, but only managed, with long-term therapies. We estimate that in 2019 approximately 13 million to 16 million adults in the United States suffered from moderate to severe chronic neuropathic pain. Of these we estimate that in 2020 approximately 4 million to 5 million adults in the United States suffered from moderate to severe chronic neuropathic low back pain, and, based on claims data in 2018, approximately 2 million to 3 million additional adults in the United States suffered from moderate to severe chronic neuropathic pain of a peripheral origin in other areas of the body, including the knees, shoulders, hips, leg, and feet. We believe that patients suffering from chronic neuropathic pain are motivated to seek treatment due to the life-altering impact of the condition.

Medical devices performing SCS and PNS are well-established treatment alternatives for chronic neuropathic pain patients who have failed conventional medical management. However, we believe that other commercially available SCS and PNS systems have significant limitations that have impeded broad adoption. Although SCS is a developed market with established reimbursement and U.S. sales of approximately $2.3 billion in 2019, the market is only approximately 5% to 10% penetrated with respect to the population of patients suffering from moderate to severe chronic neuropathic low back pain. However, we believe that U.S. sales in the SCS and PNS market declined in 2020 due to limited patient-physician interactions as a result of the COVID-19 pandemic. We believe that many patients and physicians are often deterred from using other commercially available SCS systems due to issues associated with form factor, such as the large surgical incision due to implant size, pain at the implant site known as pocket pain, and complications associated with implanted chemical batteries. For example, research conducted in 2000 using IPGs similar in size to other currently commercially available IPGs has demonstrated that approximately 25% of potential SCS patients decline neurostimulation therapy, with the most commonly cited reasons being either fear of the stimulator or unwillingness to undergo another surgery. We have designed our Nalu system to overcome both of these objections.

PNS is a developing market that remains significantly underpenetrated due to technology challenges of other commercially available systems, such as limited capabilities and longevity. We estimate, based on 2018 claims data, that there were approximately 500,000 patients with chronic neuropathic pain of a peripheral origin under the care of pain specialists in the United States. Assuming a similar level of penetration to the SCS market, we believe this represents a total addressable opportunity of over $1.0 billion annually. We believe there is a significant unmet need in both the SCS and PNS markets for a therapy alternative that overcomes the challenges related to form factor and functionality associated with commercially available neurostimulation systems, without compromising effective long-term pain management.

Our proprietary Nalu system consists of a fully-featured, battery-free, miniaturized IPG, which is powered by an externally worn Therapy Disc and controlled through a smartphone based remote control app. By eliminating the implanted chemical battery used to power most commercially available SCS systems, we are able to significantly reduce the overall size of the implant to 1.5 cubic centimeters, or cc, in volume. This is substantially smaller than commercially available IPGs, which range from 13.9 cc to 40.9 cc, and allows for a minimally invasive procedure and has the potential to expand patient acceptance of our therapy. Our proprietary nPower microchip provides a broad menu of programmable therapy options, including those offered by established competitors. Our technology allows us to provide Pulsed Stimulation Patterns, or PSP, therapy, which is our novel family of therapy offerings that are designed with multiple patterns in layers.

We believe our system offers significant advantages over other commercially available SCS and PNS systems that will drive its broad adoption. The primary benefits of our Nalu system include:

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Strong patient preference: Based on surveys of 59 patients who were provided non-branded images of three different device options, our patient research has shown a strong preference for our Nalu system over existing commercially available neurostimulation devices. We believe this will help expand adoption by physicians and allows us to capture market share.

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Battery-free miniaturized IPG: Our battery-free IPG obviates the invasiveness and costs of replacement surgeries due to implanted battery related issues such as premature battery depletion and battery charging complications which may be associated with other commercially available SCS systems.

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Novel PSP family of therapy options: Under our current FDA cleared and CE Marked labeling, we are able to deploy a variety of therapy options and combinations using our PSP family. We believe our unique therapeutic layering approach allows for each layer to be individually adjusted to potentially activate a distinct mechanism. We believe the concept allows for the potential benefits of multiple, different therapies to be combined into one.

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Proprietary microchip technology that allows for a broad menu of therapy options: We believe that offering a broad menu of therapy options enables physicians to customize therapy and adapt to patients’ evolving needs. We believe this flexibility helps improve responder rates and maintain long-term pain management. In addition to our novel PSP, we offer the following therapy options:

•	tonic stimulation (up to 1,500Hz);

•	pulse dosing;

•	multiple independent current sources that enable current steering;

•	burst (single pattern);

•	scheduling;

•	paired therapy (multiple therapies in a single program); and

•	combination therapy (paresthesia and non-paresthesia in a single program).

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Minimally invasive procedure: We designed our Nalu system to be deployed through a minimally invasive procedure, which uses a small incision size of approximately 0.5 inch, whereas other IPGs require an approximately two-inch incision and larger pockets. Larger incision sizes correlate with higher rates of infection. We believe we reduce the infection rate and surgical pain associated with the larger incision and pocket size required to accommodate an implantable battery, and our clinical and commercial experience through March 31, 2021 has been consistent with our design objectives.

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Longest IPG service life in the United States: Equipped with an FDA-cleared and CE Marked IPG labeling for a service life of 18 years, our implant offers the longest service life across commercially available IPGs in the United States. This may reduce replacement surgeries that are disruptive to patients’ lives and costly for patients and payors.

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Highly upgradeable: Our proprietary microchip technology allows for our Nalu system software to be easily upgraded over time to add new, FDA-cleared therapy options and other useful features for patients without the risks and costs associated with additional surgeries.

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Clinical and commercial experience indicating our device is safe, effective, and easy-to-use for its cleared indications: Our nPower study, an ongoing prospective, multi-center open label clinical trial in Australia, demonstrated that effective and sustained lower back and leg pain reduction can be achieved with our Nalu system. Study patients using our proprietary PSP therapy who have achieved twelve months of follow-up by December 31, 2020 reported an average 78% reduction in lower back pain and an average 84% reduction in leg pain. In addition, we have not received any reports of pocket pain from these study participants through one year follow-up. This study also validated the ease of use and wearability of our system. These results are further supported by patient and physician feedback from our ongoing commercial experience.

We believe these compelling points of differentiation relative to other commercially available SCS and PNS systems offer key benefits for patients, physicians, and payors that continue to drive adoption of our Nalu system by chronic neuropathic pain physicians and their patients.

As of March 31, 2021, more than 250 patients had been implanted with our Nalu system in a clinical or commercial setting. We regularly survey implant patients to understand their feedback and, as of May 29, 2021, we have received survey results from 149 patients, for both SCS and PNS, indicating that patients are generally very satisfied with our Nalu system. For example, 82% of patients indicated that they would be “likely” to “very likely” to recommend a Nalu system to a friend with similar pain as themselves. We typically offer these patients a small number of the adhesive clips used to secure the Therapy Disc in our Nalu system in exchange for their participation in these surveys.

We plan to continue to build our clinical and commercial evidence base with publication of longer-term data from our nPower Australia study demonstrating sustained reduction of lower back and leg pain through twelve months. We are also currently enrolling a prospective multi-center study in SCS patients in the United States, initiating large-scale registries on SCS and PNS patients to track commercial experience, and designing and planning for a randomized clinical trial of our device in PNS to support market development and expanded reimbursement.

We market our Nalu system in the United States for SCS and PNS indications through our direct sales team that, as of March 31, 2021, includes 38 territory managers, supported by clinical specialists. Our specialized and dedicated direct sales organization targets physicians who treat patients with chronic neuropathic pain. We estimate that there were approximately 7,200 physicians treating chronic neuropathic pain patients with SCS or PNS systems in 2019, and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. Our target markets for SCS and PNS are also highly synergistic, as we believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures. While we intend to initially focus our growing commercial efforts in the United States, in the future, we intend to opportunistically pursue commercial expansion in Europe, Australia, or other geographies.

Our near-term research and development activities are focused on enhancements and improvements of our Nalu system that we are designing to meet the evolving needs of patients and physicians. We continue to invest resources towards expanding our product offering and advancing our proprietary nPower technology with software updates to broaden our menu of therapy options. We may also obtain regulatory approval or clearance in the future to commercialize our technology for additional indications.

We commenced an initial commercial launch of our Nalu system in June 2019 following FDA clearance of our Nalu system, but did not commence a full commercial launch until the third quarter of 2020. As a result, our limited commercialization experience may make it difficult to evaluate current business and predict our future prospects. The COVID-19 pandemic, and the measures imposed to contain it, delayed the conversion of our limited launch to a full commercial launch, which occurred in the third quarter of 2020. During the year ended December 31, 2020, we generated revenue of $3.8 million and a net loss of $27.8 million, compared to revenue of $0.2 million and a net loss of $18.9 million during the year ended December 31, 2019. During the three months ended March 31, 2021, we generated revenue of $1.4 million and a net loss of $10.8 million, compared to revenue of $0.5 million and a net loss of $7.6 million during the three months ended March 31, 2020.

Our Competitive Strengths

We are focused on transforming the lives of people suffering from chronic neuropathic pain by developing, manufacturing, and commercializing our innovative and minimally invasive Nalu system that we believe offers a compelling value proposition for patients, physicians, and payors. We believe the continued growth of our company will be driven by the following competitive strengths:

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Innovative technology offering compelling clinical and technical advantages relative to other commercially available neurostimulation therapies. We designed our Nalu system with the goal of advancing patient care and addressing significant unmet needs in the treatment of chronic neuropathic pain. We believe the key benefits of our Nalu system relative to other commercially available SCS and PNS technologies are a function of its small size, broad spectrum of flexible and upgradable treatment options, and the elimination of implanted chemical batteries. With these features, we believe our revolutionary Nalu system has the potential to transform the treatment paradigm for the approximately 13 million to 16 million individuals in the United States with moderate to severe, chronic neuropathic pain.

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Small size: Our miniaturized implant, which is up to 27 times smaller in volume than the largest commercially available IPGs, is designed for a minimally invasive procedure without compromising pain management. Accordingly, we believe our system also has the potential to minimize or eliminate pocket pain and reduce infections, which are commonly cited complaints associated with neurostimulation therapies.

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Battery-free IPG: Our battery-free IPG also eliminates the need for invasive, risky, and costly battery replacement surgeries and obviates common challenges with implanted batteries, including premature battery depletion and charging issues. Our IPG has an FDA cleared IPG service life expectation of 18 years, which we believe is currently the longest lasting IPG on the U.S. market.

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Highly capable, easily upgradeable: Our microchip’s unique design enables our Nalu system to feature a broad menu of flexible therapy options that, if authorized by the FDA, can be seamlessly upgraded over time as we release new features, functions, and therapies. We believe this flexible suite of therapy options allows our system to improve responder rates and maintain long-term pain relief. The upgradability of our Nalu system helps ensure that patients and physicians can take advantage of advances in the therapy without the risks and costs associated with additional surgeries. Our system is further differentiated by its ability to be adjusted through a smartphone remote control app, allowing the patient to discretely adjust and monitor their therapy and access our broad menu of therapy options based on their specific preference and pain management needs.

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Proprietary platform technology with ability to access multiple underpenetrated markets. We designed our Nalu system with a focus on having the flexibility to target multiple indications. Unlike the majority of other neurostimulation systems on the market, our system is FDA cleared and CE Marked for both SCS and PNS, providing access to an approximately $3.0 billion annual target market in the United States alone. Given both SCS and PNS are often treated by the same physicians, we believe we can leverage our position to drive adoption. We also believe that our differentiated platform technology has the potential to expand the addressable market for SCS and PNS. Previous research using IPGs similar in size to other currently commercially available IPGs, has demonstrated that up to 25% of patients decline SCS therapy, with the most commonly cited reasons being either fear of the stimulator or unwillingness to undergo another surgery. Based on our market research, there is a strong preference for our Nalu system over existing commercial devices. We further believe that the PNS market is underdeveloped due to the limitations of other commercially available therapies, and we plan to invest in market development activities to drive awareness among physicians, patients, and payors of the significant advantages of our Nalu system, thereby driving continued adoption and our future revenue growth. While our initial focus is in SCS and PNS, we believe that our neurostimulation system has the potential to treat patients with other conditions that may benefit from the size and stimulation capabilities made possible by our proprietary technology.

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Attractive value proposition for patients, physicians, and payors. We believe the technology advantages of our Nalu system offer significant benefits for patients, physicians, and payors that will drive further adoption and support our continued growth. Our surveys have shown that patients, even those who are most hesitant about surgery, prefer our Nalu system because of its small size, minimally invasive nature, battery-free IPG, discrete and aesthetically appealing nature, and smartphone-based remote control. By offering an alternative treatment option with an implant that is designed to be minimally invasive and battery-free, we provide physicians with a solution that may increase patient adoption, enabling physicians to expand their practice and retain patients who would have otherwise declined or been dissatisfied with neurostimulation therapy. We have designed our Nalu system such that patients can control and adjust their therapies using our smartphone-based app. Further, our system offers longevity which avoids multiple costly battery replacement surgeries over a patient’s life, and has the potential to reduce costs associated with larger implants and more invasive procedures that may result in infection and pain at the implant site, making it an attractive alternative for payors as well.

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Favorable and established reimbursement paradigm. Both SCS and PNS are well-known therapies for a large and growing global population with clear and substantial reimbursement in the United States and other developed markets. SCS therapy is reimbursed by major insurance providers, including government payors, with established coverage policies and payment codes that include our device. While PNS has well-established Medicare reimbursement, commercial insurance continues to evolve, which we believe is in part a reflection of the historical lack of clinical data in the field and technological limitations of other commercially available PNS systems. We believe our Nalu system has a favorable reimbursement profile relative to some other PNS systems that do not include a separately implanted pulse generator and thus may only be eligible for partial reimbursement.

•	Robust technical, engineering and design expertise, supported by our strategic IP portfolio. Development of our system requires a unique combination of expertise in mechanical engineering, micro-implantable product design, radiofrequency systems, integrated circuits, clinical science, and embedded software design that our management team has attained through decades of experience developing miniaturized, highly capable, neurostimulation systems including cochlear implants. We believe our technical capabilities, know-how and commitment to innovation will enable us to deliver future product enhancements for SCS and PNS, as well as product offerings for other indications to support a compelling product roadmap that we believe will continue to differentiate our market position over the next several years. As of March 31, 2021, we owned or licensed 10 issued U.S. patents, 10 patents outside the United States, 21 pending U.S. patent applications, 3 pending PCT applications and 17 pending foreign patent applications that cover key aspects of our Nalu system and future product updates and platform extensions.

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Proven management team with a track record of value creation. Our leadership team has been involved in growing large and small-cap businesses, including through the development, approval and launch of new and transformative medical devices. Specifically, our team has extensive operating experience with miniaturized, highly capable, neurostimulation systems, which includes designing and developing the technology, working closely with regulatory agencies on identifying the appropriate path to market, and successfully commercializing products, including in pain management, as well as attracting and effectively managing sales and marketing organizations. Members of our team have worked with well-regarded medical technology companies such as Boston Scientific, Johnson & Johnson, Advanced Bionics, Guidant, Abbott, Vertiflex, and St. Jude, among others.

Our Growth Strategies

Our goal is to become the global leader in neurostimulation therapy devices for the treatment of chronic neuropathic pain. We are seeking to establish our proprietary Nalu system as the standard of care for both its cleared SCS and PNS indications by addressing patients that have opted out of therapy due to the limitations of other commercially available neurostimulation systems and converting patients from alternative therapies or devices. Our strategies to achieve this goal include:

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Strategically expanding our salesforce and marketing activities. We commenced the full commercial launch of our Nalu system in the third quarter of 2020 and, as of March 31, 2021 we have grown our commercial team to include 38 territory managers with substantial applicable medical device sales and clinical experience. Our territory managers, along with the support from our clinical specialists, are responsible for establishing, growing, and supporting physician users. We plan to add highly qualified personnel to our commercial organization, with a strategic mix of territory managers and clinical specialists to cover the approximately 7,200 physicians in the United States that are currently implanting SCS or PNS systems, with an initial focus on the approximately 2,300 of these physicians that we estimate conducted a majority of the total number of implant procedures. We believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures. We intend to efficiently scale our commercial organization to leverage this customer concentration. As our customer base continues to grow, we also expect to accelerate marketing initiatives and professional education, including physician training on best practices and techniques.

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Driving market penetration and expansion in SCS. We believe our novel technology, which offers a superior form factor without compromising pain management, provides a differentiated value proposition in the large and established $3.0 billion global market for SCS therapy. We intend to leverage this unique value proposition to drive adoption and penetration of the existing market by appealing to the approximately 63% of current SCS patients that, according to our market research, indicate a preference for our miniaturized battery-free IPG over the larger, fully implanted chemical battery IPGs that are associated with other commercially available SCS systems. In addition, we believe our Nalu system has the potential to drive significant market expansion as previous research using IPGs similar in size to other currently commercially available IPGs indicates that approximately 25% of potential SCS patients decline the therapy, with the most commonly cited reason being either fear of the stimulator or unwillingness to undergo additional surgery. We plan to drive adoption across the existing market and this market-expanding cohort by promoting market awareness of our technology through professional education, facilitating peer-to-peer dialogue and forums, and communicating the benefits of our technology through our marketing initiatives, publications and podium presentations. In addition, we believe our recommended five to ten-day wearability trial program, during which patients trial usage of the Therapy Disc and adhesive clips prior to selecting an SCS therapy, provides us with additional opportunities for patient engagement and education.

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Investing in market development to support our Nalu system as the standard of care for PNS. While PNS therapy has been commercially available for as long as SCS, we believe the market remains significantly underpenetrated due to the technology limitations of other commercially available PNS systems. By offering SCS-level stimulation capabilities in a miniaturized form factor, we believe our Nalu system is uniquely able to address the anatomical challenges associated with placing an IPG adjacent to peripheral nerves, and will therefore drive therapy adoption in this market. In addition to our sales force, our strategy is to invest in people and programs that can accelerate adoption of our system as the standard of care for PNS, including hiring and training field-based specialists to drive awareness of our technology. Our market development programs will also include education and marketing, as well as additional clinical studies and registries that we believe will expand the evidence base for our Nalu system in PNS and support both adoption and enhanced reimbursement.

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Building our clinical evidence base. To-date our clinical activities have been focused on validating the clinical efficacy, usability, and comfort of our Nalu system and supporting regulatory clearance. Our nPower Australia study was a prospective, multi-center open label clinical trial in Australia that validated the effectiveness of our system in achieving pain reduction comparable to that achieved by alternative SCS therapies. At twelve months, patients using our proprietary PSP therapy reported an average 78% reduction in lower back pain and an average 84% reduction in leg pain. In addition, patients in the trial also reported an average comfort score at twelve months of 0.4 out of 10, with 0 meaning very comfortable and 10 meaning very uncomfortable. We believe the data from this trial has supported early commercial adoption by endorsing our value proposition. We plan to continue to build our clinical evidence base with publication of long-term data from the nPower study follow-up. We are also currently enrolling a prospective multi-center study in SCS patients in the United States and initiating large-scale registries on SCS and PNS patients to track commercial experience, which we expect will generate valuable presentations and published papers to support increased awareness and adoption of our solution. We are also designing and planning for a randomized clinical trial in PNS to support market development in this end-market that has historically lacked robust clinical data.

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Continuing to innovate on our product portfolio to enhance our value proposition. Since commercial launch of our Nalu system, we have implemented a number of impactful product enhancements across our hardware and software platforms, including conditional full-body MRI compatibility for SCS, extended service life longevity, an additional IPG configuration, and multiple software releases that have broadened the number of therapy options and level of patient control that we can offer. Our proprietary microchip technology allows for the system software to be upgraded over time to add new therapy options and other useful features for patients upon clearance by the FDA, without the risks and costs associated with additional surgeries. Our near-term research and development activities are focused on continuing this cadence of innovation with product enhancements and next-generation technologies that meet the evolving needs of patients and physicians, including improving ease of use, functionality, comfort, and programming efficiency.

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Pursuing new indications and opportunistically entering new markets outside of the United States. Chronic pain is a prevalent, devastating, and costly condition that affects up to 1.5 billion people worldwide. While our current commercial focus is on the large opportunity within the United States, we believe our Nalu system offers compelling benefits for the large population of patients suffering from chronic neuropathic pain in international markets. Our Nalu system has CE Mark approval and we are currently seeking regulatory approval in Australia. We intend to opportunistically pursue commercial expansion outside of the United States in other geographies in the future. In addition, we believe our Nalu system is a versatile platform that has the potential to treat other conditions that may benefit from the size and stimulation capabilities made possible by our proprietary technology.

Our Market and Industry

Overview of Chronic Pain

Acute pain is the body’s normal response to possible injury or trauma. When the pain becomes ongoing or recurrent, it is known as chronic pain. The International Association for the Study of Pain, or IASP, defines chronic intractable pain as an unpleasant sensory and emotional experience associated with actual or potential tissue damage, and it is often defined as pain that lasts for more than 3 months. Chronic pain may be caused by disease, injury, surgery, or nerve damage, among other potential causes, and is typically associated with certain parts of the body including the back, arms, feet, knees, leg, hips, and head.

Chronic pain has become a widespread global issue due to aging populations, progress in saving lives after catastrophic injury, and increases in surgeries which induce chronic pain. Overall, it is estimated that chronic pain afflicts up to approximately 20% of the world’s population, or 1.5 billion people worldwide. Chronic pain is also associated with a variety of negative impacts on quality of life, including sleep disturbance, fatigue, and depression or changes in mood, which may interrupt daily activities or lead to disability, emotional despair, and mental illness.

Chronic neuropathic pain is a very common and particularly intractable subset of chronic pain that results from diseased or damaged nerves. In the United States alone, the Centers for Disease Control and Prevention, or CDC, estimates that approximately 50 million adults suffer from chronic neuropathic pain. The most frequent causes of chronic neuropathic pain are disorders of the spine, which often result in debilitating back pain, and peripheral neuropathy, which results in pain of the peripheral nerves due to damage, infection, compression, trauma, or autoimmune disease. We estimate that in 2019 approximately 13 million to 16 million adults in the United States suffered from moderate to severe chronic neuropathic pain. Of these we estimate that approximately 4 million to 5 million adults in the United States suffered from chronic neuropathic low back pain, and 2 million to 3 million additional adults in the United States suffered from moderate to severe chronic neuropathic pain of a peripheral origin, including knees (23%), shoulders (19%), hips (13%), legs (10%), and feet (9%). Surgery is a common cause of chronic neuropathic pain and studies have demonstrated that 10% to 40% of surgical procedures result in surgically induced chronic neuropathic pain. We estimate that five areas alone, including knee, shoulder, hip, leg/thigh, and ankle/foot, account for approximately 1.4 million chronic neuropathic pain patients in the United States.

Existing treatments for chronic neuropathic pain

Because chronic neuropathic pain typically cannot be cured, but only managed, effective long-term pain management is the goal to reduce pain and improve patient quality of life. Patients who present with chronic neuropathic pain are typically placed on a treatment progression plan that begins with medical pain management. Conventional medical pain management usually includes a progression or combination of behavioral modification, exercise, physical therapy, over-the-counter analgesics, and non-steroidal anti-inflammatory drugs. When medical pain management is not sufficient, patients may progress to interventional techniques, such as steroid injections, nerve blocks or nerve ablation. Severe to moderate pain patients who do not respond to these more conservative treatments are considered candidates for advanced treatment options, including spine surgery, long-term oral opioids or neurostimulation systems.

Spine surgery

Spine surgery is a common invasive surgical procedure, with an estimated 1,000,000 spinal procedures performed annually in the United States alone. These spinal procedures include spinal fusions, which involve joining spinal bones to restrict movement, and laminectomies, or the removal of a portion of the bone or ligaments in the back. In addition to being associated with high complication rates, spine surgeries often fail to resolve certain difficult types of chronic pain, such as severe chronic neuropathic and intractable back pain. Failed Back Surgery Syndrome, or FBSS, and post laminectomy pain syndrome, or PLPS, are common outcomes of spine surgery where chronic back or leg pain continues to persist affecting an estimated 10% to 40% of spine surgery patients.

Oral opioids

Long-term oral opioids are prescription pain medications that suppress a patient’s acute perception of chronic pain. Long-term opioid therapy has not been proven effective for chronic pain and is associated with significant side effects that compromise quality of life, as well as dose-dependent risks, including misuse, development of opioid use disorder, and overdose and death. According to the CDC, in 2017 opioids were involved in more than 47,600 overdose deaths in the United States. The total economic burden of prescription opioid abuse, dependence, and fatal overdose was estimated at $78.5 billion in 2016. The burden of opioid addiction has recently been touted as a national crisis in the United States, prompting increased government and regulatory focus on alternatives to opioid treatment for pain management.

Neurostimulation technologies

The need for safer and more effective pain therapies has led to movements seeking less invasive or non-addictive alternatives, including neurostimulation systems. Neurostimulation technologies for chronic pain are primarily classified into two categories based on the nerves targeted: SCS systems that target nerves in the spine and PNS systems that target nerves in the periphery.

Spinal cord stimulation

SCS therapy is currently indicated as a treatment for chronic pain of the trunk and limbs in patients who have failed conventional medical management. SCS therapy is considered to be a minimally invasive, reversible therapy that may provide greater long-term benefits than more invasive surgical approaches or opioids.

SCS is a neurostimulation technology in which thin wires, or leads, are placed under the skin of the back next to the spine. These leads are typically controlled by an IPG which generates gentle electrical pulses that are delivered by the leads to the dorsal column, modulating the pain generation process. Most commercially available SCS IPGs have an internal chemical battery. Certain systems allow these batteries to be recharged through an externally worn charger, which may require charging as frequently as every day. Other commercially available systems are not rechargeable and require surgical replacement upon battery depletion. While the battery life for non-rechargeable systems varies depending on therapy settings and user intensity, studies have demonstrated that these systems may require surgical replacement within two years of initial implantation, adding cost and risks associated with relatively frequent surgical interventions. The commercially available SCS systems in the United States with rechargeable batteries are labeled for use for up to ten years.

Programming is provided under the guidance of a physician. Once programmed, patients control and adjust their stimulation therapy and parameters using a separate remote control, which is typically a custom device that looks similar to a TV remote control. Therapy options are offered in two broad categories: paresthesia-based or paresthesia independent. Paresthesia-based therapies create a tingling sensation that is intended to mask the pain signals to the brain. Paresthesia independent therapies offer pain relief that is achieved without the tingling sensation. The therapy options offered with commercially available SCS systems typically include one or more of the following:

•	Tonic—a consistent stream of electrical pulses at a set frequency, pulse width, and amplitude.

•	Pulse Dosing—alternating on and off times for delivery of stimulation to decrease power output and battery discharge.

•	Current Steering / Multiple Independent Current Sources—enables the current to be divided in increments between any or all electrodes to enable more precise shaping of the stimulation field.

•	Burst—therapy options consisting of a sequence of pulses.

•	Paired & Combination Therapies—multiple programs delivering simultaneously layered therapies, including paresthesia based & paresthesia independent.

•	Scheduling—automatic rotation between different programs or therapy options.

SCS therapy generally consists of two phases. The first phase is a temporary evaluation period, or trial period, which lasts an average of seven days. During the trial, percutaneously implanted leads are temporarily placed near the spinal cord by an interventional physician using needles. The leads are externalized and connected to an external pulse generator. This trial period allows the patient to evaluate and determine if they are a responder to neurostimulation, which is typically defined as ≥50% pain relief. If successful, patients may choose to move to the permanent implant phase.

Traditionally, the permanent implant phase involves the placement of permanent leads, either through needles or an open surgical procedure. The leads are then connected to an IPG, which typically contains a chemical battery, and is placed under the skin through an approximately two-inch incision. Non-rechargeable IPGs are often used in cases where the patient requires a lower level of stimulation. Rechargeable IPGs are typically more expensive but allow for higher levels of stimulation.

Therapy success, or responder rate, with other commercially available SCS systems has historically been defined as the percentage of patients with 50% or greater pain relief. Recent randomized controlled studies of other commercially available systems have shown between 13.6% and 76.5% responder rates. Based on clinical results, Nalu patients have shown responder rates at three months of 86% and 81% in each of leg pain and low back pain respectively.

SCS market opportunity

We estimate that the global market for SCS systems has grown to approximately $3.0 billion in global sales in 2019. In the United States, where reimbursement is well established, we estimate that 2019 SCS sales were approximately $2.3 billion, representing 77% of the global market. We estimate that SCS or PNS systems were implanted by approximately 7,200 physicians in the United States in 2019, including interventional pain physicians, neurosurgeons, orthopedic surgeons, and physiatrists, and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. We believe the SCS market will continue to grow due in part to an aging population, the shift away from long-term opioid treatments, and increasing numbers of failed back surgeries.

Despite several decades of commercial efforts by large, established incumbent players, the SCS market is only 5% to 10% penetrated with respect to the population of patients suffering from moderate to severe chronic neuropathic low back pain. While we estimate that approximately 68,000 patients received an SCS implant in the United States in 2019, we estimate that there were approximately 600,000 patients with severe chronic neuropathic low back pain who visited a pain specialist. We believe that a majority of these patients may be potential candidates for SCS therapy, and we are seeking to increase consumer acceptance of our innovative, differentiated Nalu system in this large, underpenetrated market.

Peripheral nerve stimulation

PNS is a neurostimulation technology in which leads are placed under the skin next to targeted peripheral nerves. The leads are controlled by an IPG or an implantable receiver.

The commercially available PNS systems that utilize an IPG must find an implant location that can accommodate the large battery, which limits the potential implant sites to a few locations. These implant sites can be far from the target peripheral nerves and require the leads to travel long distances and cross joints, resulting in an increased risk for lead breakage or migration.

Due to the challenges created by large IPGs, some PNS systems utilize an external pulse generator, or EPG, which is worn externally. In these systems, the EPG generates the pulses and transmits the therapy to a separately implanted receiver or lead. While these embedded receivers or leads are typically smaller than IPGs and allow for placement closer to the target nerve, they are associated with significant drawbacks that limit the consistency and efficacy of the therapy.

PNS market opportunity

Most of the current PNS systems are used to treat chronic neuropathic pain of a peripheral origin. We estimate, based on 2018 claims data, that there were approximately 500,000 patients with chronic neuropathic pain of a peripheral origin under the care of pain specialists in the United States. Assuming a similar level of penetration to the SCS market, we believe this represents a total addressable opportunity of over $1.0 billion annually. We believe there is a significant unmet need in the PNS market for a therapy alternative that overcomes the challenges related to form factor and functionality associated with commercially available neurostimulation systems, without compromising long term pain management. PNS is a developing market that remains significantly underpenetrated primarily due to technology limitations of other commercially available PNS systems and the historical lack of innovation by the relatively few, small incumbent market participants.

We estimate that there are approximately 7,200 physicians in the United States treating patients with chronic neuropathic pain using SCS or PNS neurostimulation technology and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. We believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures.

Limitations of other commercially available neurostimulation treatments for chronic neuropathic pain

Limitations of other commercially available SCS systems

Other commercially available SCS systems marketed by Abbott Laboratories, Boston Scientific Corporation, Medtronic plc, and Nevro represented substantially all of the global SCS market in 2019. While these systems have demonstrated effectiveness at reducing chronic neuropathic pain, we believe they are associated with significant drawbacks that have limited their adoption and led to patient dissatisfaction. In fact, previous research using IPGs similar in size to other currently commercially available IPGs has shown that approximately 25% of patients who are offered an SCS device decline the therapy, with the most commonly cited reasons being either fear of the stimulator or unwillingness to undergo another surgery. We believe the following limitations of these commercially available systems are the primary barriers to broader adoption in this large, underpenetrated patient population with significant unmet needs:

•   Level of invasiveness from large size of implant: Other commercially available SCS systems range in volume from approximately 14cc to 40cc, and all require a surgical incision of an average of five centimeters, or two inches. The implants also require the use of large amounts of blunt dissection to form a subcutaneous pocket. From an aesthetic perspective, the large size of the implant often creates an unwanted bulge in the patient’s torso. Similarly, clinical studies have demonstrated that the implantation procedure is associated with an approximately 3% to 10% infection rate at the incision site, which is the primary reason for re-admission within 30 days of the procedure.

Examples of the largest and smallest commercially available SCS IPGs

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Pocket pain: A number of retrospective studies have shown that up to 31% of patients receiving other commercially available SCS systems develop pocket pain at the implant site, and this pain frequency and intensity does not vary based on the type of IPG used, the implant location or surgical skill of the implanter. Of the patients reporting pain in these studies, approximately 24% of them reported moderate pain while 7.6% reported severe pain. Additionally, in a large recent randomized controlled study utilizing two contemporaneous systems, pocket pain was one of the most frequently reported adverse events in both arms of the trial.

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Complications resulting from implanted chemical batteries: Other commercially available SCS therapies utilize an implanted chemical battery, which limits the length of time an IPG can remain in the body prior to surgical replacement, and can cause various health-related issues, as well as significant patient inconvenience. For systems with rechargeable batteries, patients may have to undertake the cumbersome and time-consuming task of charging the device for up to a few hours as often as every day and may be limited in their activities during that process. In addition, the lifespan of these batteries, particularly those that are non-rechargeable, may be as short as two years, depending on patient settings and usage. As a result, patients may be required to undergo the risks and costs associated with multiple surgeries to replace a depleted or malfunctioning chemical battery. Additionally, our market surveys have shown that approximately 17% of patients cite concerns about implanted chemical batteries. Moreover, approximately 22% of the Medical Device Reports, or MDRs, received by the FDA for implanted spinal cord stimulators between July 27, 2016 and July 27, 2020 cited the following device problem codes: device charging problems (11.2%), battery problem (6.4%), and premature discharge of battery (4.2%). Replacement surgeries for implanted batteries result in increased risks to patients and costs to patients and payors.

Limitations of Other Commercially Available PNS Systems

Aside from our Nalu system, a limited number of private medical device companies have developed PNS neurostimulation systems with reduced technical capabilities in small form factors to reflect the anatomy of the periphery, but these technical trade-offs often reduce the utility of these systems in practice. In fact, a recent randomized controlled trial on one such system indicated that only approximately 38% of implanted patients achieved greater than 30% pain relief and average pain relief was only approximately 27%.

To facilitate their relatively small size, these systems may offer limited parameters, system configurations and therapy options relative to commercially available SCS systems. Because of this,

patients may have difficulty achieving optimal settings that cater to their specific needs and anatomy. Examples of the other drawbacks associated with these systems may include one or more of the following: only delivering energy through a single contact limiting stimulation to a smaller anatomical location, not offering patients the opportunity to trial the device before implantation, and limited longevity of up to only 60 days. Collectively, these limitations may reduce the consistency and efficacy of the therapy.

We believe there is a significant unmet need in both the SCS and PNS markets for a therapy alternative that addresses the key challenges related to form factor and functionality associated with other commercially available systems, without compromising pain management.

Our Solution

We designed our Nalu system to comprehensively address the limitations associated with other commercially available neurostimulation therapies and revolutionize the treatment of chronic neuropathic pain. We believe our solution will empower physicians to treat a broad spectrum of chronic neuropathic pain patients with a minimally invasive, effective, non-addictive and highly durable therapy that results in improved and sustained outcomes.

Overview of our Nalu system

Our proprietary Nalu system consists of a fully-featured, battery-free, miniaturized IPG, which is powered by an externally worn Therapy Disc and controlled through a smartphone based remote control app. Our system is FDA cleared and CE Marked for both SCS and PNS as the sole mitigating agent or as an adjunct to other modes of therapy used in a multidisciplinary approach. Our system targets chronic pain in the trunk and limbs, as well as severe intractable chronic pain of peripheral nerve origin in adults. By eliminating the implanted chemical battery used in other commercially available therapies, we are able to significantly reduce the overall size of the implant and as a result, the size of the incision, associated pocket pain, and aesthetic concerns. Our Nalu miniaturized IPG is 1.5 cc in volume, which is about the volume of three to four U.S. dimes and up to 27 times smaller than the largest commercially available IPGs. Unlike these larger systems, the small size of our implant is designed to allow physicians to directly place the leads and IPG in close proximity to the targeted nerve which we believe will result in more effective pain management.

Our Nalu system includes two implantable components: a battery-free miniaturized IPG and leads. The IPG generates and transmits gentle electrical signals to the leads. The leads deliver controlled electrical pulses through small electrodes to modulate the pain signals sent to the brain. The highly flexible leads are placed directly beneath the skin through a minimally invasive, image-guided process.

Our system is broadly capable of treatment for both SCS and PNS patients. We offer both single and dual-lead IPGs as well as both four and eight-contact leads that physicians can combine in order to tailor therapy delivery for specific patient anatomy and pain patterns.

Typical IPG and Lead location for SCS and Nalu system configurations

Our Nalu system features two external components: a Therapy Disc and smartphone based remote control app. The Therapy Disc is a small (3” in diameter and 0.6” thick) device that provides power and control to the miniaturized IPG. The Therapy Disc is worn externally above the implant using either a skin-friendly adhesive clip or a belt. Patients are provided with two therapy discs so that they can keep one charging at all times and alternate discs as necessary without disrupting therapy delivery. As of March 31, 2021, patients have had our system implanted for the equivalent of 1.9 million hours. The smartphone app, which is one of the only neurostimulation remote controls compatible with both iOS and Android smartphone devices, allows patients to discreetly adjust and monitor their therapy and access multiple therapy options to provide a custom pain management solution to meet their specific preferences and needs.

Our Nalu system utilizes intelligent, bi-directional communication between the implant and the external Therapy Disc. The bi-directional communication allows for the benefits of dynamically adjusting to relative position changes between the implant and the external Therapy Disc, positive confirmation of connection and therapy delivery through both audible and visual means, efficient energy delivery, coupling independent stimulation, and the ability to gather additional feedback and diagnostics from the implant. Alternatively, some other commercially available neurostimulation systems utilize unidirectional energy transfer, which may result in static and inefficient energy transfer and therapy variability. In addition, unidirectional energy transfer does not enable positive confirmation of connectivity from the system, or ability to gather feedback and diagnostics from the implant – features which our system provides for physicians and patients.

Typical Therapy Disc wear location for SCS and the Nalu Remote Control and Therapy Disc

We have developed a proprietary microchip technology, our nPower technology, which provides our PSP therapy, a novel family of therapy offerings that are designed with multiple patterns in layers, in addition to a broad menu of other programmable therapy options that includes those offered by established competitors. Our microchip’s unique design allows for our Nalu system software to be upgraded over time for additional capabilities, parameters, and therapy options that enable us to adjust to evolving physician and patient preferences and unmet needs across a continuum of pain management. We believe this upgradeability will enable patients and physicians to take advantage of technological advances in the therapy without the risks and costs associated with additional surgeries.

Nalu IPG dimensions compared to available commercial SCS IPGs

Key benefits for patients, physicians and payors

We believe the advantages of our Nalu system over other commercially available SCS and PNS therapies include:

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Strong patient preference: Based on surveys of 59 patients who were provided non-branded images of three different device options, our patient research has shown a strong preference for our Nalu system over existing commercially available neurostimulation devices. We believe this will help expand adoption by physicians and allows us to capture market share.

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Battery-free miniaturized IPG: Our battery-free IPG eliminates the need for risky and costly battery replacement surgeries and the issues commonly associated with implanted batteries, including premature battery depletion and charging complications. The size of our implanted device also offers physicians the flexibility to place the system closer to the targeted nerve potentially resulting in greater and more sustained pain relief for the patient, which also enables us to provide SCS-level therapy options in a PNS form factor. Given the small size and battery-free nature of our Nalu system, we believe it offers physicians an attractive alternative for patients and an ability to increase their patient volumes in both SCS and PNS.

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Novel PSP family of therapy options: Under our current FDA cleared and CE Marked labeling, we are able to deploy a variety of therapy options and combinations using our PSP family. We believe our unique therapeutic layering approach allows for each layer to be individually adjusted to potentially activate a distinct mechanism. We believe the concept allows for the potential benefits of multiple, different therapies to be combined into one.

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Proprietary microchip technology that allows for a broad menu of therapy options: We believe that offering a broad menu of therapy options enables physicians to customize therapy and adapt to patients’ evolving needs. We believe this flexibility helps improve responder rates and maintain long-term pain management. In addition to our novel PSP, we offer the following therapy options:

•	tonic stimulation (up to 1,500Hz);

•	pulse dosing;

•	multiple independent current sources that enable current steering;

•	burst (single pattern);

•	scheduling;

•	paired therapy (multiple therapies in a single program); and

•	combination therapy (paresthesia and non-paresthesia in a single program).

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Minimally invasive procedure: We miniaturized our Nalu IPG to reduce incision size and pocket size and to reduce or eliminate the pocket pain and infection rates associated with larger incisions and the pocket size required to accommodate an implantable battery. Our clinical and commercial experience through March 31, 2021 has been consistent with these design objectives. We believe that reduced infection rates may also result in a reduction in hospital patient re-admissions. In addition, our miniaturized form factor reduces visibility of our device underneath the patient’s skin and maximizes the aesthetics associated with treatment.

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Longest IPG service life in the United States: We believe our implant offers the longest service life across commercially available IPGs in the United States, with an FDA cleared IPG service life expectation of 18 years. As a result, patients implanted with our Nalu system can avoid replacement surgeries that are risky for patients and costly for patients and payors.

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Highly upgradable. Our proprietary microchip technology allows for our Nalu system software to be easily upgraded over time to add new, FDA-cleared therapy options, and other useful features for patients without the risks and costs associated with additional surgeries. We have implemented multiple software releases over the last couple years that have broadened the number of therapy options and level of patient control that we can offer.

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Clinical and commercial experience indicating our device is safe, effective, and easy-to-use for its cleared indications. In our nPower study, which was a prospective, multi-center open label clinical trial in Australia, our Nalu system demonstrated its ability to achieve effective and sustained pain reduction. At twelve months, patients using our proprietary PSP therapy reported an average 78% reduction in lower back pain and an average 84% reduction in leg pain. In addition, we have not received any reports of pocket pain from these study participants through one year follow-up. Patients in the trial also reported an average comfort score at twelve months of 0.4 out of 10, with 0 meaning very comfortable and 10 meaning very uncomfortable. Similarly, at twelve months, patients reported an average usability score of 0.08 out of 10, with 0 meaning very easy and 10 meaning very difficult. We believe the data from this trial has supported early commercial adoption by endorsing our value proposition.

We believe these compelling points of differentiation relative to other commercially available SCS and PNS systems offer key benefits for patients, physicians and payors that will drive broad adoption of our Nalu system in chronic neuropathic pain. This belief is supported by the results of our survey administered by an independent third-party researcher contracted by Nalu to conduct anonymous online patient research. Individuals were pre-qualified through a screening questionnaire to identify patients who were treated by a physician for chronic leg or back pain during the last six months. Qualified individuals were then asked to complete an online survey. 59 patients were qualified and completed the survey. Respondents were shown images of three different de-branded device options (Remote control, implants, and Nalu’s Therapy Disc) next to a U.S. dime for scale. In addition, respondents were provided written descriptions of each system. Respondents were asked their likelihood of choosing a system, which system they would prefer, and the reasons for their preferences. The survey results indicated that 63% of patients preferred our Nalu system, 17% were undecided, 12% preferred a rechargeable system, and 8% preferred a non-rechargeable system when presented with three different SCS systems. In particular, when asked why they preferred our Nalu system over the other commercially available SCS alternatives, 37% of respondents cited the smaller device and less invasive nature of the procedure, 17% cited the lack of an implanted battery, 25% cited the lack of battery replacement surgeries and 6% cited the fact that it could be controlled by a smartphone.

We regularly survey implant patients to understand their feedback and, as of May 29, 2021, we have received survey results from 149 patients, for both SCS and PNS, indicating that patients are generally very satisfied with our Nalu system. For example, 82% of patients indicated that they would be “likely” to “very likely” to recommend a Nalu System to a friend with similar pain as themselves. In addition, 84% of patients described the change in activity limitations, emotions, and overall quality of life as being “moderately” to “a great deal better.” 49% of patients indicated that they had reduced their pain medications and 61% have noted improvement in sleep. We typically offer these patients a small number of the adhesive clips that secure the Therapy Disc in our Nalu system for their participation in these surveys.

Clinical Results and Studies

We have and continue to gather clinical evidence to support the safety, efficacy, wearability, and usability of our Nalu system for both SCS and PNS. In addition to our completed and ongoing clinical studies, we have established global patient registries to collect data on the commercial use of our Nalu system that further support its safety, effectiveness, and functionality in practice.

In the established SCS market, we believe clinical evidence supporting effective pain relief is important to physicians when selecting the appropriate device for a patient. As such our clinical strategy in SCS has been focused on demonstrating equivalent or better pain relief relative to other commercially available SCS systems while also validating the differentiated usability and comfort benefits of our novel form factor. The PNS market has historically lacked robust clinical data. Our strategy in PNS is to collect further data on the efficacy and usability of our device, through ongoing post-market commercial use, that support the broad indication for which our product has been cleared. We are also currently designing and planning for a randomized clinical trial in PNS to support market development. The table below summarizes our completed and ongoing clinical activity.

	Number of Patients Enrolled	Indication / focus	Clinical Trial Sites	Trial Overview	Status
nPower Study—Australia	35	SCS	6 Australian Sites	Open-label feasibility study to evaluate safety and efficacy in SCS	Ongoing—Completed Enrollment
Acute Human Study—PSP	20	SCS	12 Australian and United Kingdom sites	Assessing intraoperative physiologic placement vs anatomic placement	Completed—2018
nPower Study—U.S.	Up to 250	SCS	Up to 20 sites	Open-label, prospective study to confirm safety, comfort, and efficacy in SCS	Currently Enrolling
Chronic Pain Registries	Up to 650	SCS and PNS	Up to 75 sites	Post-implant, long-term data collection study	Currently Enrolling

nPower study—Australia (first-in-human)

Our nPower Australia study is a prospective, open-label feasibility study to evaluate the safety, efficacy, and comfort of our Nalu system in SCS patients. We began the study with initial implants in December 2018 at six centers across Australia. The 90-day results of the nPower-Australia study were published at the North America Neuromodulation Society (NANS) meeting in January 2021. Study patients are being followed for up to two years.

Prior to beginning the trial, patients were asked to undergo a wearability assessment intended to determine tolerance for wearing the Therapy Disc for extended periods of time as well as to ascertain the optimal placement site for our IPG. Only upon satisfactory completion of this assessment by both the patient and the implanter did the patients continue the SCS trial. Approximately 96% of the patients successfully completed the wearability assessment.

The study includes three phases for each study patient: enrollment/baseline phase, a SCS trial phase, and a permanent implant phase. Baseline assessments included pain ratings for both leg and low back pain using the 11-point numerical rating scale (NRS) and the Visual Analogue Scale (VAS) of 0-10 cm. The brief pain inventory (BPI) was used to evaluate the severity of pain and its impact on functioning. Functional disability was measured through the Oswestry Disability Index (ODI) and characteristic attitudes and symptoms of depression were measured using the Beck’s Depression Inventory (BDI). Patient global impression of change (PGIC) was reported at 30 and 90 days of stimulation. Additionally, pain maps and pain medication usage were also recorded.

The primary efficacy endpoints of the study were an assessment of leg and back pain based on the NRS to measure changes in pain and the responder rate at 14, 30 and 90 days post implant. A total of 35 patients were enrolled into the study and underwent a trial period. Four patients did not report 50% or greater pain relief during the trial and therefore did not move on to a permanent implant. Three patients chose not to proceed to a permanent implant. In addition, at the time of analysis for the 90-day results publication, one patient had not yet received a permanent implant after a successful trial due to restrictions from COVID-19. Of the 27 patients who received a permanent implant, 25 chose to use our novel PSP therapy option to treat their pain, while the remaining two patients chose to use a tonic waveform. Of the 25 patients in the PSP cohort, 23 completed the 30-day follow-up and 22 completed the 90-day follow-up. In total, 24 of the 27 implant patients completed the 90-day follow-up. As of December 31, 2020, we have collected one-year follow up data on 10 patients using PSP. Patient ages ranged between 40 and 81 years, 60% were female and 40% were male. The average duration of pain was 19 years following diagnosis and 96% of patients suffered from both back and leg pain. The table below summarizes patient demographics, which we believe were similar to that of other studies in the field of SCS.

Characteristic	All implanted patients Mean ± SD (N) [Min, Max] or %(N)
Age	60.44 ± 12.96(27) [36, 81]
Female	55.6 (27)
Male	44.4 (27)
BMI	30.90 ± 4.77 (27) [22, 42]
Years Since Diagnosis	19.81 ± 14.80 (26) [2, 48]
% of patients with Back and Leg Pain	96.3 (27)
# of back surgeries	2.15 ± 1.94 (27) [0, 9]

Lower Leg Pain

Patients in the PSP cohort showed a decrease in leg pain from an average of 6.9 on the NRS scale at baseline to an average of 2.0 after a two-week trial, an average of 2.1 after 30 days, and to an average of 1.4 after 90 days. This represented a 79% improvement and a statistically significant reduction in lower leg pain at 90 days compared to baseline (p<0.0001). At one-year, the average NRS score decreased to 1.03, representing an 84% improvement. Fifty-nine percent of patients had an NRS of <1 in the leg(s) at 90 days and 50% had an NRS of <1 in the leg(s) at one year.

Nineteen patients, representing 86% of the 22 patients who completed the 90-day follow-up responded at three months with 50% or better leg pain relief based on the NRS scale. Of the responders in the PSP cohort, 64% were considered high responders (≥80% pain reduction) for leg pain at 90-days. At one-year, the responder rate (≥50% pain relief) improved to 90%. The figure below shows the average NRS scores and responder rates for both the overall cohort and the PSP cohort.

Legs

Average Pain Scores and Average Pain Relief

Legs

	3-Months	12-Months

PSP only

Total cohort

Responder Rates

Lower back pain

Similarly, for the PSP cohort, back pain on the NRS scale decreased from an average of 7.0 at baseline to an average of 1.9 after a two-week trial, an average of 2.1 after 30 days, and to an average of 1.6 after 90 days of treatment. This represented a 76% improvement and a statistically significant reduction in back pain at 90 days compared to baseline (p<0.0001). At one-year, the average NRS score decreased to 1.3, representing an 78% improvement. Forty-three percent of PSP patients had an NRS of ≤1 in the back at the 90-day follow-up visit and 50% had an NRS of ≤1 in the back at one year.

Seventeen patients, representing 81% of the 21 PSP patients who completed the 90-day follow-up responded at three months with 50% or better back pain relief from baseline based on the NRS scale. Of the responders in the PSP cohort, 52% were considered high responders (≥80% pain reduction) for back pain at 90 days. At one-year, the responder rate (≥50% pain relief) remained consistent at 80%. The figure below shows the average NRS scores and responder rates for both the overall cohort and the PSP cohort.

Low Back

Average Pain Scores and Average Pain Relief

Low Back

	3-Months	12-Months

PSP only

Total cohort

Responder Rates

Additional efficacy endpoints included an analysis of the severity of pain and its impact using a Brief Pain Inventory score and an assessment of functional disability utilizing the ODI. Patients treated with the PSP waveform showed statistically significant improvements in both pain severity and pain interference at 90 days. All PSP cohort patients reported some improvement from baseline using the PGIC with 64% of patients in the PSP cohort reporting that they were very much improved at 90 days and 83% were very much improved at one-year. Functional disability improved from an average of 48.00 at baseline based on the ODI to an average of 32.96, 27.00 and 23.27, at 30 days (n=23), 90 days (n=22) and one year (n=11), respectively. At baseline 68% of PSP cohort patients fell into the severe or crippled categories, where severe disability is defined as “pain remains the main problem with activities of daily living affected” and crippled disability is defined as “pain impinges on all aspects of the patient’s life, positive intervention is required.” By 90 days this fell to less than 10% of the patients who completed 90 day follow up (2/22 subjects) and at one year this had been reduced to 0% of the 11 patients who completed one year follow up (0/11 subjects).

Oswestry Disability Index (ODI) Categories

Percentage change in Beck Depression (BDI) and Oswestry Disability Index (ODI) from baseline

Percent change in BDI and ODI from Baseline to 30 days, 90 days, and 12 mos; statistically significant (p<0.0001) at 90 days for both. In addition to pain reduction outcomes, we also assessed changes in mood and quality of life using the BDI to measure symptoms of depression. The proportion of patients in the PSP cohort that reported moderate or severe symptoms of depression decreased from 25% at baseline to 9% at 30 days, 0% at 90 days and 9.1% at one-year. The number of patients reporting problems in their quality of life decreased over the 90 days of stimulation and remained consistent out to one year.

We also asked patients to assess the comfort and usability of our system by asking them to rate their level of comfort wearing the Therapy Disc and using our Nalu system based on a 11 point scale where 0 represented very comfortable or very easy to use and 11 represented very uncomfortable or very difficult to use. At 90 days, the mean comfort score across the overall cohort was 0.4 and the mean usability score was 0.5, indicating that patients found the device comfortable and easy to use. At one year, the mean comfort remained constant at 0.4 and usability scores across the overall cohort improved to 0.08.

Importantly, we also assessed and reported safety outcomes across the overall cohort. There were no serious adverse events in the trial and of the adverse events, the majority of the reported events were not device related and none were unexpected. Three patients reported lead migration and three reported IPG migration. Five patients required a revision surgery to resolve their issues and two patients needed their IPGs to be repositioned, which resolved their issues. Since commercial launch, the company worked to improve its training and education around these types of reported events to help physicians make more informed decisions regarding their surgical procedures. Based on the company’s current record of incident reports received from customers since commercial launch, the overall rate of reported incidents involving revision and device migration surgeries is less than 0.5%, which is markedly lower than the rate previously observed for subjects during clinical study. There were no reports of pocket pain through one-year follow-up.

Acute human study—PSP

In 2018 we began and completed a prospective, multi-center randomized controlled trial to evaluate our Nalu system for pain relief using anatomic positioning of leads in conjunction with our novel PSP stimulation waveform rather than the traditional physiologic approach to positioning. Most of the other commercially available SCS systems rely on low-frequency tonic waveforms that generate paresthesias, or tingling sensations, which are intended to mask the patient’s pain sensation. In order to achieve the best lead position for tonic stimulation when utilizing other commercially available systems, physicians typically rely on a physiologic positioning approach which requires them to wake the patient up during the procedure in order to test the lead positioning. Alternatively, an anatomic positioning approach is a simple and consistent procedure that involves placing the leads directly in certain anatomic locations without waking the patient up mid-procedure to test the effect.

We enrolled 20 patients who had been diagnosed with chronic, intractable pain of the lower back or legs with a VAS score greater or equal to five after failed back surgery for a minimum of six months. The patients were randomized to either an anatomic positioning approach or a physiologic positioning approach with ten patients in each group. Patients then utilized PSP stimulation for ten days followed by standard low-frequency tonic stimulation for three days.

We believe these results suggest the potential for improved responder rates for low back and leg pain with anatomic placement relative to physiologic lead placement when utilizing our novel PSP waveform. In fact, 70% and 86% of anatomic patients were responders for low back and leg pain, defined as >50% pain relief, respectively, whereas only 30% and 50% of physiologic patients were responders for low back and leg pain, respectively. Additionally, anatomic patients using the PSP waveform achieved approximately 73% and 70% reductions in low back and leg pain at 10 days, respectively based on the NRS scale while physiologic patients using the tonic waveform only achieved 59% reductions in both low back and leg pain. In all cases the PSP waveform demonstrated improved pain relief relative to the tonic waveform, as measured by change from baseline in VAS score. We believe the results of this study indicate that, with use of our device with our novel PSP waveform, physicians can achieve effective pain relief for their patients using the simpler anatomic approach to implant our Nalu system.

nPower study—United States

We have also begun patient enrollment in the nPower – U.S. open-label, prospective, multicenter study in order to collect further clinical data on safety, comfort, and performance of our Nalu system for SCS. We plan on enrolling up to 250 patients who suffer from chronic neuropathic pain in the leg and back and who have failed back surgery syndrome (FBSS) across 20 sites. Each patient will be followed for three months post permanent implant.

Chronic pain registry

We have also begun patient enrollment in our observational, non-interventional, post-implant U.S. registry to collect long-term data and assess the performance and functionality of our Nalu system in practice. We plan on enrolling up to 650 patients across 75 sites. We expect to virtually collect patient reported data on pain intensity, pain medication use, function, quality of life, sleep, mood, system use, comfort, and wearability, and patient satisfaction for up to 24 months post implant. The study will include patients who have been implanted with our system for either SCS or PNS.

Sales and Marketing

We market our Nalu system in the United States for its FDA cleared SCS and PNS indications to the facilities and specialist physicians that treat patients with chronic neuropathic pain including neurosurgeons, physiatrists, interventional pain physicians, neurosurgeons, and orthopedic surgeons. We estimate that of the approximately 7,200 physicians treating chronic neuropathic pain patients with SCS or PNS systems in 2019, and we estimate that approximately 2,300 of these physicians conducted a majority of the total number of implant procedures. Our target markets for SCS and PNS are also highly synergistic, as we believe that the vast majority of these physicians are also either performing or capable of performing both SCS and PNS procedures.

We plan to leverage this concentrated and synergistic nature of our target markets through our direct sales team, which is focused on selling our Nalu system for both SCS and PNS indications to the approximately 2,300 of these physicians who conduct the majority of SCS implant procedures comprise a majority of our target market. We commenced the full commercial launch of our Nalu system in the third quarter of 2020 and, as of March 31, 2021, we have grown our direct sales team to include 38 territory managers with substantial applicable medical device sales and clinical experience supported by a group of clinical specialists. Our territory managers are responsible for establishing physician relationships and driving utilization amongst these physicians while our clinical specialists are responsible for supporting procedures, fostering patient and physician education, and providing ongoing patient support. We plan to add highly qualified personnel to our commercial organization, with a strategic mix of territory managers and clinical specialists, to drive further awareness and penetration within the physician base performing SCS and PNS. In addition, we are building out a small group of field-based PNS specialists focused on developing the PNS market including driving awareness of our solution and its clinical benefits as well as supporting PNS-specific professional education.

In addition to our direct sales activities, our commercial organization is focused on driving awareness of our Nalu system through our marketing efforts which include industry and society conferences, podium presentations, publications, social media, and educational webinars focused on highlighting the differentiated benefits of our system. While we believe that most physicians who are experienced with SCS and PNS require minimal training to implant and program our system, we have also developed a robust physician education capability, including tools, training programs and peer-to-peer support to facilitate adoption across physicians with all levels of experience.

While we have received regulatory approval to market our Nalu system in Europe and are seeking regulatory approval in Australia, we estimate that the United States represents approximately 77% of the global SCS market. As such, we intend to continue to focus our growing commercial efforts on the United States opportunity in the near-term. In the future, we may selectively pursue commercial expansion in Europe, Australia, or other geographies with a priority on markets where we see significant potential opportunity.

Research and Development

We are committed to ongoing research and development efforts focused on improving patient outcomes and expanding the addressable market for both SCS and PNS devices. Since our full commercial launch, we have implemented a number of meaningful product enhancements. These include improved MRI compatibility for SCS, extended IPG service life, and an additional PNS IPG configuration. We have also introduced multiple software releases adding therapy options including tonic, pulse dosing, current steering, burst, paired, combination, and scheduling, as well as expanding patient controllable parameters, among others. We have also invested in features specifically designed to streamline and reduce programming time.

Our research and development team has significant experience bringing innovative medical devices to market, including miniaturized, highly capable, neurostimulation systems. Our research and development organization has expertise in mechanical engineering, micro-implantable product design, radiofrequency systems, integrated circuits, clinical science, and software.

Our near-term research and development activities are focused on meaningful product enhancements and improvements around ease of use, functionality, comfort, and system configurations that meet the evolving needs of patients and physicians. These activities include, where authorized by the FDA, expanding our product offering, lifecycle management, and advancing our proprietary nPower technology with software upgrades to deliver a broader menu of therapy options. We may also seek regulatory authorization in the future to commercialize our technology for additional indications. Research and development expenses were $14.8 million and $13.6 million for the years ended December 31, 2020 and 2019, respectively, and $3.5 million and $5.0 million for the three months ended March 31, 2021 and 2020, respectively.

Third-Party Reimbursement

Coding and payment

In the United States, we sell our products to hospitals, ASCs, and physician offices. These customers in turn bill various third-party payors, such as commercial payors and state and government payors, for the services provided to each patient. Those services are currently reimbursed by Medicare and some commercial health insurance carriers.

Third-party payors require physicians and hospitals to identify the service for which they are seeking reimbursement by using Current Procedural Terminology, or CPT, codes, which are created and maintained by the American Medical Association, or AMA. Given that SCS and PNS therapies have been widely used to treat patients for over 20 years, in the United States, reimbursement codes and coverage are well-established.

We believe that implantation of the our Nalu system and the associated procedures are described under separate CPT codes for SCS and PNS. SCS reimbursement CPT codes include 63560 (percutaneous implantation of neurostimulation electrode array, epidural) and CPT code 63685 (insertion or replacement of spinal neurostimulator pulse generator or receiver, direct or inductive coupling). Similarly, PNS reimbursement CPT codes include 64555 (percutaneous implantation of neurostimulator electrode array, peripheral nerve) and CPT code 64590 (insertion or replacement of peripheral or gastric neurostimulator pulse generator or receiver, direct or inductive coupling). In 2018, the “CPT Assistant” published by AMA received a question regarding the appropriate CPT codes to report for PNS systems that consist solely of implantable stimulator electrodes, an antenna, and an externally worn transmitter. For that system, the “CPT Assistant” stated that CPT code 64555 was the appropriate code and that CPT code 64590 should not be reported because the system’s power-generating device is not implanted internally. Our products require two procedures for implantation and have an implantable pulse generator in addition to an external transmitter, which distinguish our products from those of the requestor. Two interventional pain societies have generated educational materials that support the use of CPT codes 64555 and 64590 with our Nalu system.

Medicare reimburses our physician customers based on a defined fee schedule, the Physician Fee Schedule or PFS, through which payment amounts are determined by the relative values of the professional service rendered. Medicare provides reimbursement to our hospital and ASC customers for both SCS and PNS therapies under the Hospital Outpatient Prospective Payment System, or OPPS, and the Ambulatory Surgical Center Payment System, or ASCPS, respectively, which provides bundled amounts generally intended to reimburse all facility costs related to procedures performed in the outpatient setting. For calendar year 2021, the national average Medicare payment for facility and physician services for a SCS and PNS trials and full system implants are set forth in the table below. These payments cover the cost of the devices and the implantation procedures. The reimbursement rates our customers receive from commercial payors vary depending on the procedure performed, the commercial payor, contract terms, and other factors. Medicare national average rates for SCS and PNS dual lead percutaneous permanent and trial implants are as follows:

Medicare National Average Reimbursement Rates for example procedures

Commercial payor and government program coverage

While Medicare and some other third-party payors, such as commercial payors, reimburse for the services required to use our products, our reimbursement strategy involves broadening our third-party payor coverage. Although most large commercial insurers have established coverage policies in place to cover SCS and some large commercial insurers have established coverage policies in place to cover PNS therapy, we intend to have discussions with these commercial payors to drive positive national coverage policies by highlighting our compelling and unique value proposition.

Prior authorization approval process

In July of 2021, Centers for Medicare & Medicaid Services, or CMS, will require prior authorization for SCS for Medicare patients in hospital outpatient settings. This process involves the submission of a physician form proving prior treatments for SCS for the patient to be ineffective. These processes typically involve the treating physician submitting a form to the payor that provides information about the past treatments provided to the patient that proved ineffective, and the physician’s recommendation that the patient be treated with SCS or PNS therapies. Unfavorable outcomes have an opportunity for appeal. Although the prior authorization process can take several weeks, we have established capabilities to support patients through this process and, based on our commercial experience, such support generally results in positive coverage determination for these patients.

Reimbursement outside of the United States

In international markets, reimbursement and healthcare payment systems vary significantly by country, and many countries have instituted price ceilings on specific products and therapies. For example, the European Union provides options for its member states to restrict the range of medicinal products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. A member state may approve a specific price for the medicinal product, or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the medicinal product on the market. Medical products may face competition from lower-priced products in foreign countries that have placed price controls on medical products and may also compete with imported foreign products. Furthermore, there is no assurance that a product will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that an adequate level of reimbursement will be established even if coverage is available, or that the third-party payors’ reimbursement policies will not adversely affect the ability for manufacturers to sell products profitably.

Reimbursement rates vary in countries and regions that maintain a single-payor system. Annual healthcare budgets generally determine the number of SCS or PNS systems that will be paid for by the payor in those single-payor systems. Some countries or regions may require us to gather additional clinical data before granting coverage and reimbursement for our Nalu system. While we do not currently market our Nalu system outside of the United States, if we choose to commercialize internationally in the future, we intend to work with payors to obtain coverage and reimbursement approval in countries and regions where it makes economic sense to do so.

Manufacturing and Supply

We utilize qualified medical device contract manufacturers and suppliers, some of which are single sources, to produce and package all elements comprising our Nalu system. We have entered into several supply agreements in an effort to reinforce our supply chain although we do not currently have long-term supply agreements with, or guaranteed commitments in place with all such contract manufacturers. We operate via large committed blanket purchase orders in cases where supply agreements are not in place. We strategically maintain sufficient levels of inventory to help mitigate supply disruption, to accommodate varying demand mix and to achieve more efficient volume-based pricing on our components. This may also subject us to the risk of inventory obsolescence and expiration. In particular, we have substantially increased our levels of inventory in order to meet our estimated demand in the United States. We continue to seek to broaden and strengthen our supply chain through additional sourcing channels. Our contract manufacturers generally deliver finished goods to our ISO-certificated third-party logistic entity for warehousing and distribution to our field based commercial team or to durable medical equipment distributors who in turn deliver to our customers.

We believe that the manufacturing operations of contract manufacturers and suppliers are in compliance with applicable regulations mandated by the FDA. Manufacturing facilities that produce medical devices or their component parts intended for distribution world-wide are subject to regulation and periodic unannounced inspection by the FDA and other domestic and international regulatory agencies. In the United States, any products that we sell are required to be manufactured in compliance with the FDA’s Quality System Regulation, or QSR, which covers the methods used in, and the facilities used for, the design, testing, control, manufacturing, labeling, quality assurance, packaging, storage, and shipping of our products.

Competition

Our industry is competitive and has been evolving rapidly with the introduction of new products and technologies as well as the market activities of industry participants. Our Nalu system is currently indicated for SCS and PNS for the treatment of chronic pain. In addition to facing competition in these markets from other neurostimulation systems, we also compete with other companies which aim to treat chronic pain through other interventional techniques such as steroid injections, nerve blocks or nerve ablation, as well as traditional pain management options, such as spine surgery or long-term oral opioids. Currently, our primary competitors in neurostimulation are Abbott Laboratories, Boston Scientific Corporation, Medtronic plc, Nevro Corp., Stimwave LLC, Bioness Inc. (which was acquired by Bioventus Inc.), and SPR Therapeutics, Inc. We believe that the primary competitive factors in the market are:

•	Sales force experience and access;

•	Published clinical efficacy data and commercial experience supporting effective pain relief, ease of use and reduction or elimination of adverse events and complications;

•	Physician advocacy and support;

•	Relationships with healthcare professionals, customers, and third-party payors;

•	Effective marketing and education;

•	Company brand recognition; and

•	Pricing and reimbursement.

Many of our competitors have greater capital resources, more established operations, longer commercial histories, and more extensive relationships with physicians. They also have wider product offerings within neurostimulation and in other product categories, providing them with greater supplier power and with more opportunities to interact with stakeholders involved in purchasing decisions. We also face competition to recruit and retain qualified sales and other personnel, some of whom may be subject to restrictive covenants related to their former employment with competitors. We also expect our competitors to launch new products and release additional clinical evidence within the next few years.

We believe that our innovative and minimally invasive proprietary Nalu system offers compelling clinical and technical advantages relative to other commercially available neurostimulation therapies, which are important factors in our future success. Our success further relies on:

•	Strategically expanding our salesforce and marketing activities;

•	Driving market penetration and expansion;

•	Investing in market development;

•	Building our clinical evidence base;

•	Attracting and retaining skilled sales, research, development, and clinical personnel;

•	Maintaining adequate reimbursement for our system;

•	Continuing to innovate on our product portfolio;

•

Obtaining, maintaining, enforcing, and defending our intellectual property rights and operating our business without infringing misappropriating or violating the intellectual property rights of others; and

•	Scaling our business to achieve cost and production efficiencies.

Intellectual Property

Our success depends in part on our ability to obtain, maintain, protect, and enforce our intellectual property rights, including our patent rights, preserve the confidentiality of our trade secrets, operate without infringing, misappropriating or otherwise violating the intellectual property rights of others. We rely on a combination of patent, trademark, trade secret, copyright and other intellectual property rights and measures to protect the products and technology that we consider important to our business. We also rely on know-how and continuing technological innovation to develop and maintain our competitive position.

Our policy is to seek to protect our proprietary position by, among other methods, pursuing and obtaining patent protection in the United States and in jurisdictions outside of the United States related to our technology, inventions, improvements, and products that are important to the development and implementation of our business. Our patent portfolio covers various aspects of our Nalu system and related systems, devices, and methods for neurostimulation, using a combination of implantable and external devices capable of efficiently powering and bi-directionally communicating with implantable components to treat and manage intractable chronic pain in the trunk or limbs and chronic pain of peripheral nerve origin.

Generally, issued patents are granted a term of 20 years from the earliest claimed non-provisional filing date. In certain instances, patent term can be adjusted to recapture a portion of delay by the U.S. Patent and Trademark Office, or the USPTO, in examining the patent application (patent term adjustment, or PTA) or extended to account for term effectively lost as a result of the FDA regulatory review period (patent term extension, or PTE), or both. In addition, we cannot provide any assurance that any patents will be issued from our pending or future applications or that any issued patents will adequately protect our current and future products.

Our patent portfolio as of March 31, 2021 contains approximately four issued and unexpired U.S. patents, 18 pending U.S. patent applications, and three pending patent cooperation treaty, or PCT, applications that are solely owned by us and certain foreign counterparts of a subset of these patents and patent applications in foreign countries, including nine issued and non-expired foreign patents and 15 pending foreign patent applications. These Nalu-owned patents and patent applications relate to our Nalu system, and these patents are projected to expire between 2035 and 2037.

As of March 31, 2021, we have also licensed six issued and unexpired U.S. patents and three pending U.S. patent applications, and certain foreign counterparts of a subset of such patents and patent applications in foreign countries, including one issued and non-expired foreign patent, and two pending foreign patent applications.

Certain of such licensed patents and patent applications are owned by the Leland Stanford Junior University, or Stanford, and sublicensed to us on an exclusive or co-exclusive, worldwide basis by a third party, AcceleMed LLC, or AcceleMed, for use in the treatment and management of chronic neuropathic pain, urinary disease, bladder disease, fecal incontinence, and erectile dysfunction. Relevant details are described below in section “Our License Agreements.”

We believe that we have certain know-how and trade secrets relating to our technology and current and future products. We rely on trade secrets to protect certain aspects of our technology related to our current and future products. However, trade secrets can be difficult to protect. We seek to protect our trade secrets, in part, by entering into confidentiality agreements with our employees, consultants, scientific advisors, service providers, and contractors. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems.

For more information, please see “Risk Factors-Risks related to Intellectual Property.”

Our License Agreements

AcceleMed-Stanford sublicense agreement

In June 2015, we entered into a sublicense agreement, or the AcceleMed-Stanford Sublicense, with AcceleMed LLC, or AcceleMed, pursuant to which AcceleMed granted us an exclusive or co-exclusive sublicense, with the right to grant onward sublicenses (subject to various restrictions), under certain patents and patent applications for use in the treatment or management of chronic neuropathic pain, urinary or bladder disease, and fecal incontinence or erectile dysfunction, or the Field, throughout the world. Our Chairperson of the Board, Keegan Harper, is a managing member of AcceleMed. AcceleMed licensed such patents and patent applications from the Board of Trustees of the Leland Stanford Junior University, or Stanford, pursuant to a separate license agreement, or the Stanford License.

In consideration of our rights under the AcceleMed-Stanford Sublicense, we agreed to pay AcceleMed a non-refundable license issue fee of $35,000, annual maintenance fees ranging from $20,000 to $25,000, low single digit royalties on net sales, contingent milestone payments of up to $0.3 million in the aggregate for the issuance of each licensed patent, and the achievement of certain development and commercialization milestones. We also issued to Stanford shares of our Common Stock and agreed to pay Stanford a tiered, double digit share of sublicensing consideration (depending on the effective date of the applicable sublicense). Under the terms of the AcceleMed-Stanford Sublicense, we are required to use commercially reasonable efforts to develop and commercialize licensed product and, to maintain our rights on an exclusive and co-exclusive basis, complete certain development milestones by June 2022 and continue developing licensed product under each licensed patent. We believe we have timely fulfilled all such requirements, and thus our rights under the AcceleMed-Stanford Sublicense will continue on an exclusive or co-exclusive basis until termination.

The term of the Stanford Sublicense continues until termination. AcceleMed may terminate the Stanford Sublicense solely for cause, including for our failure to use commercially reasonable efforts to develop or commercialize licensed products or our material breach of the agreement. If the Stanford License terminates or expires, the Stanford Sublicense will survive. We have the right to assign or transfer the Stanford Sublicense to an affiliate or an entity that succeeds to all or substantially all of our equity or assets.

AcceleMed license agreement

By an agreement effective in November 2014, and amended and restated in June 2015, or the AcceleMed License, AcceleMed assigned to us certain patents and patent applications and granted us an exclusive, worldwide, perpetual, irrevocable and royalty-free license under certain other patents and patent applications for use in the Field. Our Chairperson of the Board, Keegan Harper, is a managing member of AcceleMed. AcceleMed also granted us the right to obtain a sublicense, on a pass-through basis, under AcceleMed’s licenses to patents or patent applications claiming improvements to the assigned rights, in each case to the extent arising prior to our change of control, which right we have not exercised to date.

In consideration of such assignment, license, and rights, we granted AcceleMed an exclusive, worldwide, perpetual, irrevocable and royalty-free license under such assigned patents for use outside the Field, as well as the right to obtain a sublicense, on a pass-through basis, under our licenses involving patents or patent applications claiming improvements to the assigned rights, in each case to the extent arising prior to our change of control. To date, AcceleMed has not exercised such right to obtain a sublicense to date. We also granted an aggregate of 8,207,500 shares of Common Stock to certain individuals affiliated with AcceleMed, including 3,017,500 shares of Common Stock to Keegan Harper, who serves as the Chairperson of the Board. Under the terms of the AcceleMed License, we agreed to use commercially reasonable efforts to develop and sell licensed products, including to meet market demand therefor.

The term of the AcceleMed License continues until the expiration or abandonment, as applicable, of the last patent or patent application included in the licensed patents, unless terminated earlier. AcceleMed may terminate the AcceleMed License solely for cause, though the assignments, licenses and rights granted to us generally survive termination. We have the right to assign or transfer the AcceleMed License to an affiliate or an entity that succeeds all or substantially all of our equity or assets.

Government Regulation

Our products and operations are subject to extensive and ongoing regulation by the FDA under the Federal Food, Drug, and Cosmetic Act, or FDCA, and its implementing regulations, as well as other federal, state, and local regulatory authorities in the United States, as well as foreign regulatory authorities. The FDA regulates, among other things, product design and development, pre-clinical and clinical testing, manufacturing, packaging, labeling, storage, record keeping and reporting, clearance or approval, marketing, distribution, promotion, import and export, and post-marketing surveillance in the United States to assure the safety and effectiveness of medical products for their intended use.

FDA regulation of medical devices

Unless an exemption applies, each new or significantly modified medical device we seek to commercially distribute in the United States will require either a premarket notification to the FDA requesting permission for commercial distribution under Section 510(k) of the Federal Food, Drug and Cosmetic Act, or FDCA, also referred to as a 510(k) clearance, or approval from the FDA of a PMA application. Both the 510(k) clearance and PMA processes can be resource intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

FDA classifies medical devices into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of control needed to provide reasonable assurances with respect to safety and effectiveness.

Class I devices are those for which safety and effectiveness can be reasonably assured by adherence to the FDA’s general controls for medical devices, which include compliance with the applicable portions of FDA’s current good manufacturing practices for devices, as reflected in of the Quality System Regulation, or QSR, establishment registration and device listing, reporting of adverse events and malfunctions, and appropriate, truthful, and non-misleading labeling and promotional materials. Some Class I devices, also called Class I reserved devices, also require premarket clearance by the FDA through the 510(k) premarket notification process described below. Most Class I products are exempt from the premarket notification requirements.

Class II devices are those that are subject to the FDA’s general controls and any other special controls deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, patient registries, product-specific FDA guidance documents, special labeling requirements and post-market surveillance. Most Class II devices are subject to premarket review and clearance by the FDA through the 510(k) premarket notification process.

Class III devices include devices deemed by the FDA to pose the greatest risk such as life-supporting or life-sustaining devices, or implantable devices, in addition to those deemed novel and not substantially equivalent following the 510(k) process. Due to the level of risk associated with Class III devices, the FDA’s general controls and special controls alone are insufficient to assure their safety and effectiveness. Devices placed in Class III generally require the submission of a PMA application, demonstrating the safety and effectiveness of the device which must be approved by the FDA prior to marketing, or the receipt of a 510(k) de novo classification, which provides for the reclassification of the device into Class I or II. The PMA approval process is generally more costly and time consuming than the 510(k) process. Through the PMA application process, the applicant must submit data and information demonstrating reasonable assurance of the safety and effectiveness of the device for its intended use to the FDA’s satisfaction. Accordingly, a PMA application typically includes, but is not limited to, extensive technical information regarding device design and development, pre-clinical and clinical trial data, manufacturing information, labeling, and financial disclosure information for the clinical investigators in device studies. The PMA application must provide valid scientific evidence that demonstrates to the FDA’s satisfaction a reasonable assurance of the safety and effectiveness of the device for its intended use.

If a new medical device does not qualify for the 510(k) premarket notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. The Food and Drug Administration Modernization Act of 1997 established a new route to market for low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, called the “Request for Evaluation of Automatic Class III Designation,” or the de novo classification process. This process allows a manufacturer whose novel device is automatically classified into Class III to request down-classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. The FDA may reject the reclassification petition if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk and requires PMA or that general controls would be inadequate to control the risks and special controls cannot be developed.

Obtaining FDA marketing authorization, de novo down-classification, or approval for medical devices is expensive and uncertain, and may take several years, and generally requires significant scientific and clinical data.

Investigational device process

In the United States, absent certain limited exceptions, human clinical trials intended to support medical device clearance or approval require an IDE application. Some types of studies deemed to present “non-significant risk” are deemed to have an approved IDE once certain requirements are addressed, and IRB approval is obtained. If the device presents a “significant risk” to human health, as defined by the FDA, the sponsor must submit an IDE application to the FDA and obtain IDE approval prior to commencing the human clinical trials. The IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of subjects. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by appropriate institutional review boards at the clinical trial sites. There can be no assurance that submission of an IDE will result in the ability to commence clinical trials, and although the FDA’s approval of an IDE allows clinical testing to go forward for a specified number of subjects, it does not bind the FDA to accept the results of the trial as sufficient to prove the product’s safety and effectiveness, even if the trial meets its intended success criteria.

All clinical trials must be conducted in accordance with the FDA’s IDE regulations that govern investigational device labeling, prohibit promotion, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s good clinical practice regulations for institutional review board approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA.

The results of clinical testing may be unfavorable, or, even if the intended safety and effectiveness success criteria are achieved, may not be considered sufficient for the FDA to grant marketing approval or clearance of a product. The commencement or completion of any clinical trial may be delayed or halted, or be inadequate to support approval of a PMA application, for numerous reasons, including, but not limited to, the following:

•	The FDA or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

•	Patients do not enroll in clinical trials at the rate expected;

•	Patients do not comply with trial protocols;

•	Patient follow-up is not at the rate expected;

•	Patients experience adverse events;

•	Patients die during a clinical trial, even though their death may not be related to the products that are part of the trial;

•	Device malfunctions occur with unexpected frequency or potential adverse consequences;

•

Side effects or device malfunctions of similar products already in the market that change the FDA’s view toward approval of new or similar PMAs or result in the imposition of new requirements or testing;

•	Institutional review boards and third-party clinical investigators may delay or reject the trial protocol;

•

Third-party clinical investigators decline to participate in a trial or do not perform a trial on the anticipated schedule or consistent with the clinical trial protocol, investigator agreement, investigational plan, good clinical practices, the IDE regulations, or other FDA or IRB requirements;

•	Third-party investigators are disqualified by the FDA;

•

We or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans, or otherwise fail to comply with the IDE regulations governing responsibilities, records, and reports of sponsors of clinical investigations;

•

Third-party clinical investigators have significant financial interests related to us or our study such that the FDA deems the study results unreliable, or we or investigators fail to disclose such interests;

•	Regulatory inspections of our clinical trials or manufacturing facilities, which may, among other things, require us to undertake corrective action or suspend or terminate our clinical trials;

•	Changes in government regulations or administrative actions;

•	The interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; or

•	The FDA concludes that our trial design is unreliable or inadequate to demonstrate safety and effectiveness.

The 510(k) clearance process

Under the 510(k) process, the manufacturer must submit to the FDA a premarket notification, demonstrating that the device is “substantially equivalent,” as defined in the statute, to a legally marketed predicate device.

A predicate device is a legally marketed device that is not subject to premarket approval, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was previously found substantially equivalent through the 510(k) process. A device is considered to be substantially equivalent if, with respect to the predicate device, it has the same intended use, and has either (i) the same technological characteristics; or (ii) different technological characteristics, but the information provided in the 510(k) submission demonstrates that the device does not raise different questions of safety or effectiveness than the predicate device. Clinical data is sometimes, but not always, required to support substantial equivalence.

Before the FDA will accept a 510(k) premarket notification for substantive review, the FDA will first assess whether the submission satisfies a minimum threshold of acceptability. If the FDA determines that the 510(k) submission lacks necessary information for substantive review, the FDA will issue a “Refuse to Accept” letter which generally outlines the information the FDA believes is necessary to permit a substantive review and to reach a determination regarding substantial equivalence. An applicant must submit the requested information before the FDA will proceed with additional review of the submission. If a 510(k) submission is accepted for substantive review, the Medical Device User Fee Amendments sets a performance goal of 90 days for FDA review of a 510(k) submission, but the review time can be delayed if FDA raises questions or requests additional information during the review process. As a practical matter, clearance often takes longer, and clearance is never assured. Thus, as a practical matter, clearance often takes longer than 90 days. Although many 510(k) premarket notifications are cleared without clinical data, the FDA may require further information, including clinical data, to make a determination regarding substantial equivalence, which may significantly prolong the review process. If the FDA agrees that the device is substantially equivalent, it will grant clearance to commercially market the device.

If the FDA determines that the device is not “substantially equivalent” to a predicate device, or if the device is automatically classified into Class III, the device sponsor must then fulfill the much more rigorous premarketing requirements of the PMA approval process, or seek reclassification of the device through the de novo process. A manufacturer can also submit a petition for direct de novo review if the manufacturer is unable to identify an appropriate predicate device and the new device or new use of the device presents a moderate or low risk.

Medical devices can only be marketed for the indications for which they are cleared or approved. After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a new or major change in its intended use, will require a new 510(k) clearance or, depending on the modification, could require a PMA application or de novo classification. The determination as to whether or not a modification constitutes such a change is initially left to the manufacturer using available FDA guidance; however, the FDA may review this determination to evaluate the regulatory status of the modified product at any time and may require the manufacturer to cease marketing and recall the modified device until new 510(k) clearance or PMA approval is obtained. If the FDA disagrees with a manufacturer’s determination regarding whether a new premarket submission is required for the modification of an existing device, the FDA can require the manufacturer to cease marketing or recall the modified device until 510(k) clearance or approval of a PMA application is obtained. The manufacturer may also be subject to significant regulatory fines or penalties.

The PMA approval process

Following receipt of a PMA application, the FDA conducts an administrative review to determine whether the application is sufficiently complete to permit a substantive review. If it is not, the agency will refuse to file the PMA. If it is, the FDA will accept the application for filing and begin the substantive review. The FDA, by statute and by regulation, has 180 days to review a filed PMA application, although the review of an application more often occurs over a significantly longer period of time. During this review period, the FDA may request additional information or clarification of information already provided, and the FDA may issue a major deficiency letter to the applicant, requesting the applicant’s response to deficiencies communicated by the FDA. The FDA considers a PMA or PMA supplement to have been voluntarily withdrawn if an applicant fails to respond to an FDA request for information (e.g., major deficiency letter) within a total of 360 days. Before approving or denying a PMA, an FDA advisory committee may review the PMA at a public meeting and provide the FDA with the committee’s recommendation on whether the FDA should approve the submission, approve it with specific conditions, or not approve it. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Prior to approval of a PMA, the FDA may conduct inspections of the clinical trial data and clinical trial sites, as well as inspections of the manufacturing facility and processes. Overall, the FDA review of a PMA application generally takes between one and three years but may take significantly longer. The FDA can delay, limit, or deny approval of a PMA application for many reasons, including:

•	The device may not be shown safe or effective to the FDA’s satisfaction;

•	The data from pre-clinical studies or clinical trials may be found unreliable or insufficient to support approval;

•	The manufacturing process or facilities may not meet applicable requirements; and

•	Changes in FDA approval policies or adoption of new regulations may require additional data.

If the FDA evaluation of a PMA is favorable, the FDA will issue either an approval letter, or an approvable letter, the latter of which usually contains a number of conditions that must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of the device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA also may determine that additional tests or clinical trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA, or the PMA is withdrawn and resubmitted when the data are available. The PMA process can be expensive, uncertain, and lengthy and a number of devices for which the FDA approval has been sought by other companies have never been approved by the FDA for marketing.

New PMA applications or PMA supplements are required for modification to the manufacturing process, equipment or facility, quality control procedures, sterilization, packaging, expiration date, labeling, device specifications, ingredients, materials, or design of a device that has been approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive technical or clinical data or the convening of an advisory panel, depending on the nature of the proposed change.

In approving a PMA application, as a condition of approval, the FDA may also require some form of post-approval study or post-market surveillance, whereby the applicant conducts a follow-up study or follows certain patient groups for a number of years and makes periodic reports to the FDA on the clinical status of those patients when necessary to protect the public health or to provide additional or longer term safety and effectiveness data for the device. The FDA may also require post-market surveillance for certain devices cleared under a 510(k) notification, such as implants or life-supporting or life-sustaining devices used outside a device user facility. The FDA may also approve a PMA application with other post-approval conditions intended to ensure the safety and effectiveness of the device, such as, among other things, restrictions on labeling, promotion, sale, distribution, and use. Significant modifications to the manufacturing process, labeling and design for a device which has received approval through the PMA process may require submission of a new PMA application or PMA supplement prior to marketing.

Ongoing regulation by the FDA

Even after the FDA permits a device to be marketed, numerous regulatory requirements apply, including but not limited to:

•	establishment registration and device listing;

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the QSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, production, control, supplier/contractor selection, complaint handling, documentation, and other quality assurance procedures during the manufacturing process;

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labeling regulations, advertising and promotion requirements, restrictions on sale distribution or use of a device, each including the FDA general prohibition against the promotion of products for any uses other than those authorized by the FDA, which are commonly known as “off label” uses;

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the Medical Device Reporting, or MDR regulation, which requires that manufactures report to the FDA if their device may have caused or contributed to a death or serious injury or if their device malfunctioned and the device or a similar device marketed by the manufacturer would be likely to cause or contribute to a death or serious injury if the malfunction were to recur;

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medical device corrections and removal reporting regulations, which require that manufactures report to the FDA field corrections or removals if undertaken to reduce a risk to health posed by a device or to remedy a violation of the FD&C Act that may present a risk to health;

•	recall requirements, including a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death;

•	an order of repair, replacement, or refund;

•	device tracking requirements; and

•	post market study and surveillance requirements.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) or possibly a PMA. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer’s determination. If the FDA disagrees with our determination not to seek a new 510(k) clearance, the FDA may retroactively require us to seek 510(k) clearance or possibly a PMA. The FDA could also require us to cease marketing and distribution or recall the modified device until 510(k) clearance or a PMA is obtained. Also, in these circumstances, we may be subject to significant regulatory fines and penalties.

Some changes to an approved PMA device, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new PMA application or PMA supplement, as appropriate, before the change can be implemented. Supplements to a PMA often require the submission of the same type of information required for an original PMA application, except that the supplement is generally limited to that information needed to support the proposed change from the device covered by the original PMA. The FDA uses the same procedures and actions in reviewing PMA supplements as it does in reviewing original PMA applications.

FDA regulations require us to register as a medical device manufacturer with the FDA. Additionally, some states also require medical device manufacturers or distributors doing business within the state to register with the state or apply for a state license, which could subject our facility to state inspection as well as FDA inspection on a routine basis for compliance with the QSR and any applicable state requirements. These regulations require that we manufacture our products and maintain related documentation in a prescribed manner with respect to manufacturing, testing, and control activities. Further, the FDA requires us to comply with various FDA regulations regarding labeling. Failure by us or by our suppliers to comply with applicable regulatory requirements can result in enforcement action by the FDA or state authorities, which may include any of the following sanctions:

•	warning or untitled letters, fines, injunctions, consent decrees and civil penalties;

•	customer notifications, voluntary or mandatory recall or seizure of our products;

•	operating restrictions, partial suspension, or total shutdown of production;

•	delay in processing, clearing or approving submissions or applications for new products or modifications to existing products;

•	FDA refusal to issue certificates to foreign governments needed to export products for sale in other countries;

•	suspension or withdrawal of FDA approvals or clearances that have already been granted; and

•	criminal prosecution.

Newly discovered or developed safety or effectiveness data may require changes to a product’s labeling, including the addition of new warnings and contraindications, and also may require the implementation of other risk management measures. Also, new government requirements, including those resulting from new legislation, may be established, or the FDA’s policies may change, which could delay or prevent regulatory clearance or approval of our products under development.

Our facilities, records and manufacturing processes are subject to periodic unscheduled inspections by the FDA. Failure to comply with the applicable United States medical device regulatory requirements could result in, among other things, warning letters, untitled letters, fines, injunctions, consent decrees, civil penalties, unanticipated expenditures, repairs, replacements, refunds, recalls or seizures of products, operating restrictions, total or partial suspension of production, the FDA’s refusal to issue certificates to foreign governments needed to export products for sale in other countries, the FDA’s refusal to grant future premarket clearances or approvals, withdrawals or suspensions of current product clearances or approvals and criminal prosecution.

When the FDA conducts an inspection, the inspectors will identify any deficiencies they believe exist in the form of a notice of inspectional observations, or Form FDA 483. If we receive a notice of inspectional observations or deficiencies from the FDA following an inspection, we would be required to respond in writing, and would be required to undertake corrective or preventive or other actions in order to address the FDA’s or other regulators’ concerns. Failure to address the FDA’s concerns may result in the issuance of a warning letter or other enforcement or administrative actions.

International medical device premarket authorization process

The European Union has adopted numerous directives and standards regulating the design, manufacture, clinical trials, labeling, and adverse event reporting for medical devices. Our products are regulated in the European Union as medical devices per European Union Directive 93/42/EEC, also known as the Medical Device Directive, or MDD. The MDD sets out the basic regulatory framework for medical devices in the European Union. The system of regulating medical devices operates by way of a certification for each medical device. Each certified device is marked with the CE mark which shows that the device has a Certificat de Conformité. There are national bodies known as Competent Authorities in each member state which oversee the implementation of the MDD within their jurisdiction. The means for achieving the requirements for the CE mark vary according to the nature of the device. Devices are classified in accordance with their perceived risks, similarly to the U.S. system. The class of a product determines the conformity assessment required before the CE mark can be placed on a product. Conformity assessments for our products are carried out as required by the MDD. Each member state can appoint Notified Bodies within its jurisdiction. If a Notified Body of a one-member state has issued a Certificat de Conformité, the device can be sold throughout the European Union without further conformance tests being required in other member states. The CE mark is contingent upon continued compliance with the applicable regulations and the quality system requirements of the ISO 13485 standard.

The new European Union Medical Devices Regulation, or EU MDR, which was published in May 2017 with a transition period of three years, replaces the MDD and will expand and modify the pre-market and post-market obligations of the MDD. The date of application of the EU MDR has been postponed to May 26, 2021. The EU MDR will impose additional requirements on clinical evaluation process, safety, classification, and performance of medical device products. In addition to inspections by the FDA and other regulatory entities, we are also subject to periodic inspections by applicable European Notified Body with respect to regulatory requirements that apply to medical devices designed and manufactured by us and clinical trials sponsored by us. It is unclear how the EU MDR will impact our current and future products.

Other United States regulatory matters

Medical device companies are subject to additional healthcare regulation and enforcement by the federal government and by authorities in the states and foreign jurisdictions in which they conduct their business. Manufacturing, sales, promotion and other activities following product clearance or approval are subject to regulation by numerous regulatory authorities in the United States in addition to the FDA, including the CMS, other divisions of the Department of Health and Human Services, the Department of Justice, the Consumer Product Safety Commission, the Federal Trade Commission, the Occupational Safety & Health Administration, the Environmental Protection Agency, and state and local governments. For example, in the United States, sales, marketing and scientific and educational programs also must comply with state and federal fraud and abuse, anti-kickback false claims, transparency, government price reporting, anti-corruption, and health information privacy and security laws and regulations. Internationally, other governments also impose regulations in connection with their healthcare reimbursement programs and the delivery of healthcare items and services. These laws include the following:

•	U.S. federal healthcare fraud and abuse laws generally apply to our activities because our products are covered under federal healthcare programs such as Medicare and Medicaid. The

Anti-Kickback Statute is particularly relevant because of its broad applicability. The federal Anti-Kickback Statute makes it illegal for any person, including a prescription medical device manufacturer (or a party acting on its behalf), to knowingly and willfully solicit, receive, offer, or pay any remuneration that is intended to induce or reward referrals, including the purchase, recommendation, order, or prescription of a particular medical device, for which payment may be made under a federal healthcare program, such as Medicare or Medicaid. Almost any financial arrangement with a healthcare provider, patient or customer could implicate the Anti-Kickback Statute. Statutory exceptions and regulatory safe harbors protect certain arrangements if specific requirements are met. The government can exercise enforcement discretion in taking action against arrangements that do not fit within a safe harbor. Further, a person or entity does not need to have actual knowledge of the statute or specific intent to violate it. Moreover, the government may assert that a claim including items or services resulting from a violation of the federal Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the civil False Claims Act. Penalties for violations of the Anti-Kickback Statute include, but are not limited to, criminal, civil or administrative penalties, damages, fines, disgorgement, individual imprisonment, possible exclusion from Medicare, Medicaid, and other federal healthcare programs. Our exclusion would mean that procedures using our products would no longer be eligible for reimbursement under federal healthcare programs;

•

Another development affecting the healthcare industry is the increased use of the federal Civil False Claims Act and, in particular, actions brought pursuant to the False Claims Act’s “whistleblower” or “qui tam” provisions. In recent years, the number of suits brought against healthcare companies by private individuals has increased dramatically. The federal civil and criminal false claims acts, including the civil FCA, prohibit individuals or entities from, among other things, knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government. No specific intent to defraud is required under the civil FCA. The criminal FCA provides for criminal penalties for submitting false claims, including imprisonment and criminal fines;

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The Civil Monetary Penalty Act of 1981 and implementing regulations impose penalties against any person or entity that, among other things, is determined to have presented or caused to be presented a claim to a federal healthcare program that the person knows or should know is for an item or service that was not provided as claimed or is false or fraudulent, or offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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HIPAA prohibits, among other things, executing or attempting to execute a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters. HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and their implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security, and transmission of individually identifiable health information;

•	Federal consumer protection and unfair competition laws, which broadly regulate marketplace activities and activities that potentially harm consumers;

•	The FDCA, which prohibits, among other things, the adulteration or misbranding of medical devices;

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Additionally, there has been a recent trend of increased federal and state regulation of payments made to physicians and certain other healthcare providers. The federal Physician Payments Sunshine Act requires applicable manufacturers of covered drugs, medical devices, biologics and medical supplies for which payment is available under Medicare, Medicaid, or the Children’s Health Insurance Program, with specific exceptions, to annually report to CMS information regarding payments and other transfers of value to physicians and teaching hospitals, and beginning in 2022 (for payment and transfer of value data collected in 2021), for physician assistants, nurse practitioners, clinical nurse specialists, certified registered nurse anesthetists & anesthesiologist assistants, and certified nurse midwives as well as information regarding ownership and investment interests held by physicians and their immediate family members;

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The Foreign Corrupt Practices Act, or FCPA, prohibits any U.S. individual or business from paying, offering, or authorizing payment or offering of anything of value, directly or indirectly, to any foreign official, political party, or candidate for the purpose of influencing any act or decision of the foreign entity in order to assist the individual or business in obtaining or retaining business. The FCPA also obligates companies whose securities are listed in the United States to comply with accounting provisions requiring us to maintain books and records that accurately and fairly reflect all transactions of the corporation, including international subsidiaries, if any, and to devise and maintain an adequate system of internal accounting controls for international operations; and

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Analogous state and foreign laws and regulations, such as state anti-kickback, anti-referral, and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state laws that require certain biotechnology, pharmaceutical, and medical device companies to comply with the industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government and may require applicable manufacturers to disclose or report certain information related to payments and other transfers of value to physicians and other healthcare providers and entities or sales, marketing, pricing, clinical trials, marketing expenditures and activities, and state and foreign laws that govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts; and state laws related to insurance fraud in the case of claims involving private insurers.

Because of the breadth of these laws and the narrowness of available statutory and regulatory exemptions or safe harbors, it is possible that some of our activities, such as stock-option compensation paid to physicians, could be subject to challenge under one or more of such laws. The growth of our business and sales organization and our expansion outside of the United States may increase the potential of violating these laws or our internal policies and procedures. The risk of our being found in violation of these or other laws and regulations is further increased by the fact that many have not been fully interpreted by the regulatory authorities or the courts, and their provisions are open to various interpretations. Any action brought against us for violations of these laws or regulations, even successfully defended, could cause us to incur significant legal expenses and divert our management’s attention from the operation of our business. Also, we may be subject to private “qui tam” actions brought by individual whistleblowers on behalf of the federal or state governments. If our operations are found to be in violation of any of the federal, state and foreign laws described above or any other current or future fraud and abuse or other healthcare laws and regulations that apply to us, we may be subject to penalties, including significant civil, criminal and administrative penalties, including damages, fines, disgorgement, individual imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, integrity oversight and reporting obligations, contractual damages, reputational harm, diminished profits and future earnings, injunctions, requests for recall, seizure of products, total or partial suspension of production, denial or withdrawal of product approvals or refusal to allow a firm to enter into supply contracts, including government contracts, and we could be required to curtail or cease our operations. Any of the foregoing consequences could seriously harm our business and our financial results.

United States health care reform

Changes in healthcare policy could increase our costs and subject us to additional regulatory requirements that may interrupt commercialization of our current and future solutions. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage for the procedures associated with the use of our products, or result in lower reimbursement for those procedures. The cost containment measures that payers and providers are instituting and the effect of any healthcare reform initiative implemented in the future could significantly reduce our revenues from the sale of our products. Changes in healthcare policy, including changes in the implementation or the repeal of the ACA in the United States, could increase our costs, decrease our revenue, and impact sales of and reimbursement and coverage for our current and future products. Since its enactment, there have been judicial and Congressional challenges to certain aspects of the ACA. In particular, on December 14, 2018, a Texas U.S. District Court Judge ruled that the ACA is unconstitutional in its entirety because the “individual mandate” was repealed by Congress as part of the Tax Act. Additionally, on December 18, 2019, the United States Court of Appeals for the 5th Circuit upheld the District Court ruling that the individual mandate was unconstitutional and remanded the case back to the District Court to determine whether the remaining provisions of the ACA are invalid as well. On March 2, 2020, the United States Supreme Court granted the petitions for writs of certiorari to review this case, and held oral arguments in November 2020. The Supreme Court is expected to issue a decision later this year. In January 2021, President Biden issued an executive order to initiate a special enrollment period to allow people to obtain health insurance coverage through the ACA marketplace, and instructs certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, among others. We cannot predict how the Supreme Court ruling, other litigation, or the healthcare reform measures of the Biden administration will impact our business. We are continuing to monitor any changes to the ACA that, in turn, may potentially impact our business in the future.

Other legislative changes have been proposed and adopted since the ACA was enacted, including aggregate reductions of Medicare payments to providers of 2% per fiscal year and reduced payments to several types of Medicare providers, which will remain in effect through 2030 absent additional congressional action, with the exception of a temporary suspension from May 1, 2020 through the end of 2021 due to the COVID-19 pandemic. Moreover, there recently has been heightened governmental scrutiny over the manner in which manufacturers set prices for their marketed products, which has resulted in several Congressional inquiries and proposed and enacted legislation designed, among other things, to bring more transparency to product pricing. Complying with any new legislation or reversing changes implemented under the ACA could be time-intensive and expensive, resulting in a material adverse effect on our business.

The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality, or expanding access. Current and future legislative proposals to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for the procedures associated with the use of our products. The cost containment measures that payors and providers are instituting and the effect of any healthcare reform initiative implemented in the future could impact our revenue from the sale of our products.

We believe that there will continue to be proposals by legislators at both the federal and state levels, regulators, and third-party payors to reduce costs while expanding individual healthcare benefits. Certain of these changes could impose additional limitations on the rates we will be able to charge for our current and future products or the amounts of reimbursement available for our current and future products from governmental agencies or third-party payors. Current and future healthcare reform legislation and policies could have a material adverse effect on our business and financial condition.

Data Privacy and Security

Medical device companies may be subject to U.S. federal and state health information privacy, security, and data breach notification laws, which may govern the collection, use, disclosure, and protection of health-related and other personal information.

The Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes privacy, security and breach reporting obligations with respect to individually identifiable health information upon “covered entities” (health plans, health care clearinghouses and certain health care providers), and their respective business associates, individuals or entities that create, received, maintain, or transmit protected health information in connection with providing a service for or on behalf of a covered entity. HIPAA mandates the reporting of certain breaches of health information to the United States Department of Health and Human Services, or HHS, affected individuals and if the breach is large enough, the media. Entities that are found to be in violation of HIPAA as the result of a breach of unsecured protected health information, or PHI, a complaint about privacy practices or an audit by HHS, may be subject to significant civil, criminal, and administrative fines and penalties or additional reporting and oversight obligations if required to enter into a resolution agreement and corrective action plan with HHS to settle allegations of HIPAA non-compliance.

Even when HIPAA does not apply, failing to take appropriate steps to keep consumers’ personal information secure may constitute unfair acts or practices in or affecting commerce in violation of Section 5(a) of the Federal Trade Commission Act, 15 U.S.C. § 45(a). The FTC expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities. Personally identifiable health information is considered sensitive data that merits stronger safeguards. The FTC’s guidance for appropriately securing consumers’ personal information is similar to what is required by the HIPAA Security Rule.

In addition, certain state laws govern the privacy and security of health information in certain circumstances, some of which are more stringent than HIPAA and many of which differ from each other in significant ways and may not have the same effect, thus complicating compliance efforts. Failure to comply with these laws, where applicable, can result in the imposition of significant civil or criminal penalties and private claims and litigation. For example, California enacted the California Consumer Privacy Act, or CCPA, which went into effect January 1, 2020. The CCPA, among other things, created new data privacy obligations for covered companies and provided new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also created a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach.

Additionally, in November 2020, California voters passed the California Privacy Rights Act, or CPRA. The CPRA, which is expected to take effect on January 1, 2023 and to create obligations with respect to certain data relating to consumers as of January 1, 2022, significantly expands the CCPA, including by introducing additional obligations such as data minimization and storage limitations, granting additional rights to consumers, such as correction of personal information and additional opt-out rights, and creates a new entity, the California Privacy Protection Agency, to implement and enforce the law. The CCPA and CPRA present many unresolved compliance issues. The CCPA and CPRA may increase our compliance costs and potential liability. In addition to the CCPA, numerous other states’ legislatures are considering similar laws that will require ongoing compliance efforts and investment.

We may be required to undertake additional measures to comply with the CCPA, CPRA, applicable HIPAA requirements, and other laws, regulations, and contractual and other obligations to which we are, may become, or are asserted to be subject, and we may face allegations that our practices, those of third parties with whom we work, or the features of our platform or product offering do not comply with such legal, contractual, or other obligations. Any actual or perceived failure by us or the third parties with whom we work to comply with privacy or security laws, policies, legal obligations or industry standards, or any security incident that results in the unauthorized release or transfer of personally identifiable information, may result in governmental enforcement actions and investigations by U.S. federal and state regulatory authorities, fines and penalties, claims, litigation and/or adverse publicity, including by consumer advocacy groups and other private parties, and could cause our customers, their patients and other healthcare professionals to lose trust in us, which could harm our reputation and have a material adverse effect on our business, financial condition and results of operations.

Employees and Human Capital

As of March 31, 2021, we had 109 full-time employees. None of our employees are represented by a labor union or covered under a collective bargaining agreement.

Our human capital resources objectives include, as applicable, identifying, recruiting, retaining, incentivizing, and integrating our existing and new employees, advisors, and consultants. The principal purposes of our equity and cash incentive plans are to attract, retain and reward personnel through the granting of stock-based and cash-based compensation awards, in order to increase stockholder value and the success of our company by motivating such individuals to perform to the best of their abilities and achieve our objectives.

Facilities

Our corporate headquarters are currently located in Carlsbad, California, where we lease 11,329 square feet of office space pursuant to a sublease agreement that expires on June 2024. We have an additional option to extend the lease term for a period of five years. The option must be exercised no more than 12 months and no less than 11 months prior to the expiration of the initial term. We believe that our existing facilities are adequate for our near-term needs but expect to need additional space as we grow. We believe that suitable additional or alternative space would be available as required in the future on commercially reasonable terms.

Legal Proceedings

On February 28, 2020, Nevro filed a lawsuit in the United States District Court for the District of Delaware asserting that the Nalu SCS System infringes two patents related to Nevro’s HF10 therapy and the Senza system, seeking an injunction and damages. On June 1, 2020, Nevro amended its complaint to add claims that our Nalu system infringes four more patents and again seeking an injunction and damages. We have answered the complaint and are now engaged in discovery. The trial date has been set for February 6, 2023. We intend to vigorously defend ourselves against this lawsuit.

On May 27, 2021, the Company filed a petition with the USPTO requesting IPR of Nevro’s U.S. Patent No. 9,333,357. This is one of the six patents Nevro has asserted in the litigation against us. We are requesting cancellation of the claims that Nevro asserts we infringe. The Company expects a decision from the USPTO on whether the review will be instituted within the statutory deadline of six months. If USPTO makes a determination to institute a review, the review itself must produce a final written decision within 12 months thereafter, unless the USPTO extends this period by up to 6 months for good cause or in the case of joinder.

From time to time, we may become involved in litigation or other legal proceedings. Except as indicated above, we are not currently a party to any litigation or legal proceedings that, in the opinion of our management, are likely to have a material adverse effect on our business. Regardless of outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers, directors, and significant employees as of March 31, 2021:

Name	Age	Position
Executive Officers:

Earl Fender	73	President, Chief Executive Officer & Director

Jeffrey Swiecki	49	Chief Financial Officer

Jonathan Ruais	43	Chief Commercial and Strategy Officer

Non-Employee Directors:

Keegan Harper(4)	58	Chairperson of the Board

Juliet Tammenoms Bakker(3)(4)	59	Director

William J. Dawson(1)(2)(4)	66	Director

Shahzad Malik, M.D.(2)(3)	54	Director

Nathan Pliam, M.D.(4)	69	Director

Alexander Schmitz(2)(3)	46	Director

Significant Employees:

Lee Hartley	52	Chief Technical Officer

Allen Meacham	53	Chief Business Development Officer

Lakshmi Narayan Mishra	44	Vice President of Research and Development

Bick Sellers	49	Vice President of Human Resources

(1)	Mr. Dawson joined our board of directors in January 2021.
(2)	Member of the audit committee
(3)	Member of the compensation committee
(4)	Member of the corporate governance and nominating committee

Executive Officers

Earl Fender. Mr. Fender has served as our President and Chief Executive Officer and as a member of our board of directors since April 2020. Prior to joining Nalu, Mr. Fender served as President and Chief Executive Officer at Vertiflex, Inc., a medical device company, from March 2008 to March 2020. Prior to that, Mr. Fender served as Vice President & General Manager at Osiris Therapeutics, Inc., a cellular technologies company, from 2006 to 2008, and as Worldwide President and in various leadership positions at DePuy Spine, Inc., a spinal implant products company, from 1995 to 2006. Mr. Fender received a B.A. in Business Administration from Thiel College and is a graduate of Harvard Business School’s Program for Management Development. We believe that Mr. Fender is qualified to serve on our board of directors based on his extensive management experience in the life sciences industry, and his understanding of our business and operations and perspective as our Chief Executive Officer and President.

Jeffrey Swiecki. Mr. Swiecki has served as our Chief Financial Officer since May 2020. Mr. Swiecki previously served as Chief Financial Officer at Vertiflex, Inc. from December 2006 to April 2020, as Finance Director & Americas Controller at Invitrogen Corporation from 2004 to 2006 and held various roles at Guidant Corporation from 1997 to 2004. Mr. Swiecki received a B.B.A. in Accounting from the University of Michigan-Dearborn and a Masters of International Business from Pepperdine University. He is a Certified Public Accountant (CA, inactive).

Jonathan Ruais. Mr. Ruais has served as our Chief Commercial and Strategy Officer since December 2017. Mr. Ruais previously served as Vice President of Global Marketing at Opsens Inc., a developer, manufacturer, and supplier of advanced fiber optic-based pressure guidewires for interventional cardiology, from September 2016 to December 2017. Prior to that, Mr. Ruais served as Vice President of Marketing at Diadexus, Inc. from September 2015 to June 2016, as Senior Director of Global Strategic Marketing and Senior Business Unit Director of Commercial Operations at Thoratec Corporation from December 2011 to March 2015, and as Director, Chronic Pain Therapy Marketing and Senior Product Manager at St. Jude Medical, Inc. from August 2006 to December 2011. He received a B.A. in Political Science from George Washington University and an M.B.A. from University of West Florida.

Non-Employee Directors

Keegan Harper. Mr. Harper is our founder and has served as a member of our board of directors and our Chief Executive Officer and President from November 2014 to April 2020. Since April 2020, Mr. Harper has served as Chairperson of our board of directors. Mr. Harper has also served as Chief Executive Officer and Chairperson of the board of directors of Bolt Medical, Inc. since 2019, and prior to that, as Chief Executive Officer and Chairperson of the board of directors of Cryterion Medical, Inc. from 2016 to 2018. Mr. Harper studied sciences at Texas A&M University.

We believe Mr. Harper is qualified to serve on our board of directors due to his extensive experience in leading and investing in medical device companies.

Juliet Tammenoms Bakker. Ms. Bakker has served as a member of our board of directors since June 2015. Ms. Bakker founded Longitude Capital, a healthcare venture capital firm and has served as its Managing Director since January 2007. Ms. Bakker previously served a Managing Director of Pequot Ventures, where she founded the life sciences investment practice. Ms. Bakker currently serves on the board of directors of Eargo (Nasdaq: EAR), a medical device company providing hearing aids, where she serves on the compensation committee and the nominating and corporate governance committee, and on the boards of directors of DyaMX, Inc. and RxSight, Inc., both private life sciences companies. Ms. Bakker previously served on the boards of directors of over ten companies including Axonics Modulation Technologies, Inc. (Nasdaq: AXNX)), Insulet Corporation (Nasdaq: PODD), and Venus Concept Inc. (Nasdaq: VERO). Ms. Bakker holds an M.P.A. from the Harvard Kennedy School and a B.Sc. from the College of Agriculture and Life Sciences at Cornell University, or CALS, where she is a member of the CALS Advisory Council.

We believe Ms. Bakker is qualified to serve on our board of directors due to her extensive experience as an investor in medical technology companies and as a member of the boards of directors of multiple public medical device companies.

Shahzad Malik, M.D. Dr. Malik has served as a member of our board of directors since June 2015. Since April 1999, Dr. Malik has served as General Partner at Advent Life Sciences, a venture capital firm that focuses on investments in the life sciences industry. Dr. Malik has served on the board of directors of Acutus Medical, Inc. (Nasdaq: AFIB) since December 2011, where he serves on the audit committee and the compensation committee, and is also a member of the board of directors of Iterum Therapeutics plc (Nasdaq: ITRM), where he serves on the compensation committee and nominating and corporate governance committee. Dr. Malik received an M.A. in Physiological Sciences from the University of Oxford and an MB BChir in medicine from the University of Cambridge.

We believe Dr. Malik is qualified to serve on our board of directors due to his extensive experience as an investor in life sciences and medical device companies, his experience serving as a member of the boards of multiple public life sciences companies, and his perspective and knowledge as a practicing physician.

Nathan Pliam, M.D., Ph.D. Dr. Pliam has served as a member of our board of directors since July 2020. Since December 2011, Dr. Pliam has served as a Venture Partner at Decheng Capital, a venture capital firm that focuses on life sciences investments. Dr. Pliam currently serves on the boards of directors of several private companies including CardiMED B.V., Centricity Vision, Inc., Ketai Medical Device Ltd., and Polares Medical SA. Dr. Pliam received a B.A. in German Literature at the University of California, Berkeley, an M.D. from Dartmouth Medical School and a Ph.D. in Endocrine Physiology from the University of California, San Francisco. Dr. Pliam completed his orthopedic surgical residency at the Stanford University Medical Center and previously served as an orthopedic surgeon at the Palo Alto Medical Foundation and Stanford Medical Center.

We believe Dr. Pliam is qualified to serve on our board of directors due to his scientific, clinical, and strategic leadership experience and service on other boards of directors of companies in the healthcare industry.

Alexander Schmitz. Mr. Schmitz has served as a member of our board of directors since July 2020. Since January 2015, Mr. Schmitz has worked at Endeavour Vision, a venture capital firm exclusively investing in medical technologies, where he currently serves as Partner. Prior to that, Mr. Schmitz had worked for Biosensors International Group from 2005 to 2014, where he served as Vice President of Business Development from 2010 to 2014. Mr. Schmitz currently serves on the boards of directors of the following private companies: Relievant MedSystems, Inc., Lumeon Ltd., Rapid MicroBioSystems, Inc., and VentureMed Group, Inc. Mr. Schmitz received a BSFS from Georgetown University and an M.B.A. from INSEAD.

We believe Mr. Schmitz is qualified to serve on our board of directors due to his business and strategic experience in both medical device and technology companies and his experience of serving on the boards of directors of various medical technology companies.

William J. Dawson. Mr. Dawson joined our board of directors in January 2021. Mr. Dawson previously served as Chief Financial Officer of Adamas Pharmaceuticals, Inc. (Nasdaq: ADMS), a commercial-stage biopharmaceutical company developing therapeutics for central nervous system disorders, from August 2014 to July 2017. Prior to that, Mr. Dawson served as Chief Financial Officer at Catalyst Biosciences, Inc. (Nasdaq: CBIO), a then-private clinical-stage biotechnology company, from 2010 until 2012, and as Vice President, Finance and Chief Financial Officer at Cerus Corporation (Nasdaq: CERS) from 2004 and 2009. Mr. Dawson currently serves as a board member, chair of the audit committee, and a member of the compensation committee at McGrath RentCorp (Nasdaq: MGRC), and is also on the board of directors and audit committee of Wellington Trust Company, NA, a subsidiary of Wellington Management Company. Mr. Dawson received an AB from Stanford University and an M.B.A. from Harvard Business School.

We believe Mr. Dawson is qualified to serve on our board of directors due to his experience in leading and managing companies in the healthcare industry and serving on the boards of directors of both public and private companies.

Significant Employees

Lee Hartley. Mr. Hartley co-founded Nalu and has served as our Chief Technical Officer since October 2014. Mr. Hartley previously served as Vice President of Research & Development at Intersection Medical Inc. from January 2014 to October 2015. Prior to that, Mr. Hartley served as the Vice President of Research and Development and held various leadership and engineering positions at Advanced Bionics from 2000 to 2013 (which Boston Scientific Corporation acquired in 2004 and later divested in 2007), and at IBM Research and Manufacturing from 1989 to 2000. Mr. Hartley received his B. Sc. in Electrical and Computer Engineering from Queens University and both M. Sc. and Ph.D. in Electrical Engineering from University of Calgary.

Allen Meacham. Mr. Meacham has served as our Chief Business Development Officer since September 2020. Mr. Meacham previously held a number of roles at Boston Scientific Corporation from January 2005 to September 2020, most recently as Vice President of US Neuromodulation, from June 2016 to September 2020. Mr. Meacham previously worked for Abbott Diagnostics, Bayer Diagnostics, and GlaxoSmithKline from 1992 to 2005 in various sales, sales management, marketing, and sales training positions. He received a B.S. in Business Administration from the University of Arkansas at Fayetteville and completed the Advanced Management Program at Harvard Business School.

Lakshmi Narayan Mishra. Mr. Mishra has served as our Vice President of Research and Development since May 2015. Mr. Mishra previously worked as Associate Director, Electrical and Firmware Engineering at Illumina, Inc. (Nasdaq: ILMN) from June 2014 to May 2015 and held several positions including Senior Director of Systems Engineering at Advanced Bionics from 2001 to 2014 (which Boston Scientific Corporation acquired in 2004 and later divested in 2007). Mr. Mishra received a B.E. in Instrumentation and Electronics from Bangalore University and an M.S. in Electrical Engineering from the University of Texas at Dallas.

Bick Sellers. Ms. Sellers has served as our Vice President of Human Resources since July 2020. Prior to joining Nalu, Ms. Sellers served as Vice President of Human Resources at Vertiflex, Inc. from September 2017 to May 2020. Ms. Sellers served as Director of Human Resources at GenMark Diagnostics, Inc. (Nasdaq: GNMK) from June 2016 to September 2017. Prior to that, Ms. Sellers served as Director of Human Resources at Volcano Corporation from January 2014 to June 2016, and held a number of roles at Hewlett-Packard, Amylin Pharmaceuticals, Inc. and Guidant Corporation from June 2001 to September 2014. Ms. Sellers received a B.A. in Economics from the University of California at Irvine and an M.B.A. in HR Management and Business Information Systems from Michigan State University.

Board Composition

Our board of directors currently consists of seven members. After the completion of this offering, the number of directors will be fixed by our board of directors, subject to the terms of our amended and restated certificate of incorporation and amended and restated bylaws, each of which will go into effect immediately prior to the closing of this offering. Each of our current directors will continue to serve as a director until the election and qualification of his or her successor, or until his or her earlier death, resignation, or removal.

Our amended and restated certificate of incorporation will provide that our board of directors will be divided into three classes with staggered three-year terms. Only one class of directors will be elected at each annual meeting of stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our current directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2022;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2023; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2024.

At each annual meeting of stockholders, upon the expiration of the term of a class of directors, the successor to each such director in the class will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and until his or her successor is duly elected and qualified, in accordance with our amended and restated certificate of incorporation.

Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one third of our directors.

This classification of our board of directors may have the effect of delaying or preventing changes to our board of directors, changes of our management or a change in control of our company. See the section of this prospectus titled “Description of Capital Stock—Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws” for a discussion of other anti-takeover provisions found in our certificate of incorporation.

Director Independence

Upon the completion of this offering, we anticipate that our common stock will be listed on the Nasdaq Global Market, or Nasdaq. Under the rules of Nasdaq, independent directors must comprise a majority of a listed company’s board of directors within one year of the completion of this offering. In addition, the rules of Nasdaq require that, subject to specified exceptions, each member of a listed company’s audit, compensation and corporate governance and nominating committees be independent. Audit committee members and compensation committee members must also satisfy the independence criteria set forth in Rule 10A-3 and Rule 10C-1, respectively, under the Exchange Act. Under the rules of Nasdaq, a director will only qualify as an “independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

To be considered to be independent for purposes of Rule 10A-3 and under the rules of Nasdaq, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee: (1) accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or (2) be an affiliated person of the listed company or any of its subsidiaries.

To be considered independent for purposes of Rule 10C-1 and under the rules of Nasdaq, the board of directors must affirmatively determine that each member of the compensation committee is independent, including a consideration of all factors specifically relevant to determining whether the director has a relationship to the company which is material to that director’s ability to be independent from management in connection with the duties of a compensation committee member, including, but not limited to: (i) the source of compensation of such director, including any consulting, advisory or other compensatory fee paid by the company to such director and (ii) whether such director is affiliated with the company, a subsidiary of the company or an affiliate of a subsidiary of the company.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of our directors and considered whether any director has a material relationship with us that could compromise his or her ability to exercise independent judgment in carrying out his or her responsibilities. Based upon information requested from and provided by each director concerning his background, employment and affiliations, including family relationships, our board of directors has determined that                 ,                 ,                 ,                 , and                 , representing a majority of our seven directors, do not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the rules of Nasdaq.

In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.” There are no family relationships among any of our directors or executive officers.

Board Leadership Structure

Our board of directors is currently chaired by Mr. Harper. As a general policy, our board of directors believes that the separation of the positions of Chair of our board of directors and Chief Executive Officer reinforces the independence of our board of directors from management, creates an environment that encourages objective oversight of management’s performance and enhances the effectiveness of our board of directors as a whole. As such, Mr. Fender serves as our President and Chief Executive Officer while Mr. Harper serves as the Chair of our board of directors but is not one of our officers. We currently expect and intend that the positions of Chair of our board of directors and Chief Executive Officer will continue to be held by two individuals in the future.

Role of the Board in Risk Oversight

Our board of directors has an active role, as a whole and also at the committee level, in overseeing the management of our risks. Our board of directors is responsible for general oversight of risks and regular review of information regarding our risks, including credit risks, liquidity risks and operational risks. The compensation committee is responsible for overseeing the management of risks relating to our executive compensation plans and arrangements. The audit committee is responsible for overseeing the management of risks relating to accounting matters and financial reporting. Although each committee is responsible for evaluating certain risks and overseeing the management of such risks, our entire board of directors is regularly informed through discussions from committee members about such risks. Our board of directors believes its administration of its risk oversight function has not negatively affected the board of directors’ leadership structure.

Board Committees

Our board of directors has established three standing committees—an audit committee, a compensation committee, and a corporate governance and nominating committee—each of which has the composition and the responsibilities described below. In addition, from time to time, special committees may be established under the direction of our board of directors when necessary to address specific issues.

Audit committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our audit committee will be Messrs. Dawson, Malik, and Schmitz. Mr. Dawson will be the chair of our audit committee and will be our audit committee financial expert, as that term is defined under the SEC rules implementing Section 407 of the Sarbanes-Oxley Act of 2002, and possesses financial sophistication, as defined under the rules of Nasdaq. Our audit committee will oversee our corporate accounting and financial reporting process and assist our board of directors in monitoring our financial systems. Our audit committee will also:

•	select and hire the independent registered public accounting firm to audit our financial statements;

•	help to ensure the independence and performance of the independent registered public accounting firm;

•	approve audit and non-audit services and fees;

•

review financial statements and discuss with management and the independent registered public accounting firm our annual audited and quarterly financial statements, the results of the independent audit and the quarterly reviews and the reports and certifications regarding internal controls over financial reporting and disclosure controls;

•	prepare the audit committee report that the SEC requires to be included in our annual proxy statement;

•	review reports and communications from the independent registered public accounting firm;

•	review the adequacy and effectiveness of our internal controls and disclosure controls and procedure;

•	review our policies on risk assessment and risk management;

•	review and monitor conflicts of interest situations, and approve or prohibit any involvement in matters that may involve a conflict of interest or taking of a corporate opportunity;

•	review related party transactions; and

•

establish and oversee procedures for the receipt, retention, and treatment of accounting related complaints and the confidential submission by our employees of concerns regarding questionable accounting or auditing matters.

Our audit committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Compensation committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our compensation committee will be Ms. Bakker and Messrs. Malik and Schmitz.                      will be the chair of our compensation committee. Our compensation committee will oversee our compensation policies, plans and benefits programs. The compensation committee will also:

•	review and approve or recommend to our board of directors for approval the corporate goals and objectives applicable to the compensation of our chief executive officer;

•	review and approve or recommend to our board of directors for approval the compensation for our executive officers;

•	review, approve, and administer our equity incentive plans;

•	advise on proposals to stockholders on executive compensation matters;

•	establish and review our employee compensation plans and programs, and ensure that they are consistent with our general compensation strategy;

•	review and discuss our compensation policies and practices and the risks related thereto;

•	review and approve or recommend to our board of directors for approval non-employee director compensation;

•

oversee regulatory compliance with respect to compensation matters, including reviewing executive compensation disclosure in our SEC filings and preparing the compensation committee report required to be included in our annual proxy statement; and

•	retain or obtain the advice of compensation consultants; and review the adequacy of the compensation committee charter and recommends any proposed changes to our board of directors.

Our compensation committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Corporate Governance and Nominating Committee

Upon the effectiveness of the registration statement of which this prospectus forms a part, the members of our corporate governance and nominating committee will be Ms. Bakker and Messrs. Dawson, Harper, and Pliam. Mr. Dawson will be the chair of our corporate governance and nominating committee. We intend to rely on the Nasdaq transition rules applicable to companies completing an initial public offering, and we plan to have a corporate governance and nominating committee comprised entirely of directors that are independent for purposes of serving on a corporate governance and nominating committee within one year after our listing. Our corporate governance and nominating committee will oversee and assist our board of directors in reviewing and recommending nominees for election as directors, as well as oversee corporate governance matters. Specifically, the corporate governance and nominating committee will:

•	review, assess and make recommendations to our board of directors regarding desired qualifications, expertise, and characteristics sought of board members;

•	identify, evaluate, select, or make recommendations to our board of directors regarding nominees for election to our board of directors;

•	develop policies and procedures for considering stockholder nominees for election to our board of directors;

•	conduct a periodic review of our succession planning process for the executive management team and any other members of our executive management team;

•	review the structure and composition of each committee of our board of directors and make recommendations for changes to the committees;

•	develop and recommend to the board of directors corporate governance guidelines and annually review the corporate governance guidelines and their application;

•	oversee governance practices;

•	oversee our director orientation and continuing education;

•	assist our board of directors in overseeing our environmental, social and governance, or ESG, programs and our disclosures and communications with stockholders regarding ESG matters;

•	oversee the evaluation of our board of directors and its committees;

•	administer policies and procedures for various constituencies that are involved with us to communicate with the non-management members of our board of directors; and

•	review the adequacy of the corporate governance and nominating committee charter and recommend any proposed changes to our board of directors.

Our corporate governance and nominating committee will operate under a written charter, to be effective prior to the completion of this offering, which will satisfy the applicable rules of the SEC and the listing standards of Nasdaq.

Non-Employee Director Compensation

Prior to this offering, we have not implemented a formal policy with respect to compensation payable to our non-employee directors. We did not pay any compensation, including equity awards, to any of our non-employee directors in 2020. However, we granted Mr. Dawson an option to purchase 289,855 shares of our common stock under our 2014 plan in March 2021, which vests over 24 months commencing on January 19, 2021 in equal monthly installments, subject to Mr. Dawson’s continued role as a service provider to us, and, commencing on March 31, 2021, pay Mr. Dawson a cash retainer of $40,000 per year for serving as a member of our board of directors, $20,000 per year for serving as the chair of our audit committee and $5,000 per year for serving as a member of our corporate governance and nominating committee, with such payments paid quarterly in arrears. We also reimburse our directors for expenses associated with attending meetings of our board of directors and its committees.

Directors who are also our employees or officers receive no additional compensation for their service as directors. During 2020, Mr. Harper and Mr. Fender each served as our Chief Executive Officer for part of the year and therefore are treated as named executive officers. See the section titled “Executive Compensation” for information about Mr. Harper and Mr. Fender’s compensation.

Non-Employee Director Compensation Policy

Prior to this offering, we expect our board of directors to adopt and our stockholders approve a new compensation policy for our non-employee directors that will be effective as of the date of the effectiveness of the registration statement of which this prospectus forms a part. This policy was developed with input from our independent compensation consultant regarding practices and compensation levels at comparable companies. It is designed to attract, retain, and reward non-employee directors.

Under this compensation policy, each non-employee director will receive the cash and equity compensation for board services described below. We also will continue to reimburse our non-employee directors for reasonable, customary, and documented travel expenses to board of directors or committee meetings.

The compensation policy includes a maximum annual limit of $                 of cash retainers or fees and equity awards that may be paid, issued, or granted to a non-employee director in any fiscal year, increased to $                 in an individual’s first year of service as a non-employee director. For purposes of this limitation, the value of equity awards is based on the grant date fair value (determined in accordance with GAAP). Any cash compensation paid or equity awards granted to a person for their services as an employee, or for their services as a consultant (other than as a non-employee director), will not count for purposes of the limitation. The maximum limit does not reflect the intended size of any potential compensation or equity awards to our non-employee directors.

Cash compensation

Following the completion of this offering, non-employee directors will be entitled to receive the following cash compensation for their services under the outside director compensation policy:

•	$ per year for service as a board member;

•	$ per year for service as non-employee chair of the board;

•	$ per year for service as a lead independent director;

•	$ per year for service as chair of the audit committee;

•	$ per year for service as a member of the audit committee;

•	$ per year for service as chair of the compensation committee;

•	$ per year for service as a member of the compensation committee;

•	$ per year for service as chair of the corporate governance and nominating committee; and

•	$ per year for service as a member of the corporate governance and nominating committee.

Each non-employee director who serves as the chair of a committee will receive only the additional annual cash fee as the chair of the committee, and not the annual fee as a member of the committee, provided that each non-employee director who serves as the non-employee chair or the lead independent director will receive the annual fee for service as a board member and an additional annual fee as the non-employee chair or lead independent director, as applicable. All cash payments to non-employee directors are paid quarterly in arrears on a pro-rated basis.

Equity compensation

Initial Award: Each person who first becomes a non-employee director after the date of the effective date of the policy will receive, on the first trading date on or after the date on which the person first becomes a non-employee director, an initial award of a stock option, or the Initial Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) equal to $        ; provided that any resulting fraction will be rounded down to the nearest whole share. The Initial Award will vest as follows:                . If the person was a member of our board of directors and also an employee, becoming a non-employee director due to termination of employment will not entitle them to an Initial Award.

Annual Award: Each non-employee director automatically will receive, on the date of each annual meeting of our stockholders following the effective date of the policy, an annual award of a stock option, or an Annual Award, covering a number of shares of our common stock having a grant date fair value (determined in accordance with GAAP) of $        ; provided that the first annual award granted to an individual who first becomes a non- employee director following the effective date of the policy will have a grant date fair value equal to the product of (A) $ multiplied by (B) a fraction, (i) the numerator of which is equal to the number of fully completed days between the non-employee director’s initial start date and the date of the first annual meeting of our stockholders to occur after such individual first becomes a non-employee director, and (ii) the denominator of which is 365; and provided further that any resulting fraction will be rounded down to the nearest whole share. Each Annual Award will vest as follows:

In the event of a “change in control” (as defined in our 2021 Plan), each non-employee director will fully vest in their outstanding company equity awards issued under the director compensation policy, including any Initial Award or Annual Award, immediately prior to the consummation of the change in control provided that the non-employee director continues to be a non-employee director through such date.

Code of Business Conduct and Ethics

Prior to the completion of this offering, we intend to adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions. Following this offering, the code of business conduct and ethics will be available on our website at http://nalumed.com/. We intend to disclose future amendments to such code, or any waivers of its requirements, applicable to any principal executive officer, principal financial officer, principal accounting officer or controller or persons performing similar functions or our directors on our website identified above or in a current report on Form 8-K. Information contained on the website is not incorporated by reference into this prospectus and should not be considered to be part of this prospectus. The inclusion of our website address in this prospectus is an inactive textual reference only.

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Ms. Bakker and Messrs. Malik and Schmitz. None of the members of our compensation committee is an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our board of directors or compensation committee.

Limitation of Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws provide for the indemnification of our directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, our amended and restated certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further limiting the personal liability of directors, then the liability of our directors shall be limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

As permitted by the Delaware General Corporation Law, we have entered into separate indemnification agreements with each of our directors and certain of our officers that require us, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors or officers. We expect to obtain and maintain insurance policies under which our directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities that might be imposed as a result of, actions, suits or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not we would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

We believe that these provisions and agreements are necessary to attract and retain qualified persons as our officers and directors. At present, there is no pending litigation or proceeding involving our directors or officers for whom indemnification is required or permitted, and we are not aware of any threatened litigation or proceeding that may result in a claim for indemnification.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers for the year ended December 31, 2020.

Name and Principal Position	Year	Salary ($)		Bonus ($)(1)		Option Awards ($)(2)		Non-Equity Incentive Plan Compensation	All Other Compensation ($)		Total ($)
Earl Fender(3) Chief Executive Officer and President	2020	$294,602	(4)	$103,514		$2,300,977		—	$28,030	(5)	$2,727,123

Jeffrey Swiecki(6) Chief Financial Officer	2020	$220,000	(7)	$66,452		$480,281		—	—		$766,733

Jonathan Ruais Chief Commercial & Strategy Officer	2020	$291,750		$88,742		$271,837		—	—		$652,329

Keegan Harper(8) Board Chairperson (Former Chief Executive Officer and President)	2020	$302,029	(9)	$31,383	(10)	$751,338	(11)	—	—		$1,084,750

(1)	The figures, other than the bonus paid to Mr. Harper in May 2020, represent bonuses paid to executives at the discretion of our board of directors during the first quarter of 2021, as described under “—2020 Bonus.”
(2)	These figures reflect the aggregate grant date fair value of stock options (service-based) granted in the fiscal year, computed in accordance with the provisions of FASB ASC 718. Assumptions used in the calculation of these amounts are included in the notes to our consolidated financial statements included elsewhere in this registration statement. As required by SEC rules, the amounts shown exclude the impact of estimated forfeitures related to service-based vesting conditions. These amounts do not reflect the actual economic value that will be realized by the named executive officer upon vesting of the stock options, the exercise of the stock options or the sale of the common stock underlying such stock options.
(3)	Mr. Fender became our Chief Executive Officer and President in April 2020. He is also a member of our board of directors but does not receive any additional compensation in his capacity as a director.
(4)	The amount reported for Mr. Fender reflects the prorated portion of his annual base salary of $425,000 earned after commencing employment with us in April 2020.
(5)	Mr. Fender received $15,605 as a payment for relocation expenses and $12,425 to make such relocation expenses tax neutral to Mr. Fender for a total of $28,030.
(6)	Mr. Swiecki became our Chief Financial Officer in May 2020.
(7)	The amount reported for Mr. Swiecki reflects the prorated portion of his annual base salary of $330,000 earned after commencing employment with us in May 2020.
(8)	Mr. Harper served as our President and Chief Executive Officer until April 2020.
(9)	The total amount reported for Mr. Harper reflects a sum of (i) $170,276, the prorated portion of his annual base salary of $415,769, earned from January 1, 2020 until April 30, 2020 as our Chief Executive Officer and President before resigning, (ii) $56,753 he received during the two-month CEO transition period from May 2020 until June 2020, and (iii) $75,000 ($12,500 per month) he received for his services as Chairperson of our board of directors from July 1, 2020 until December 31, 2020 under a consulting agreement dated July 1, 2020. The terms and conditions of the consulting agreement are described in “—Employment and Compensatory Arrangement with Our Named Executive Officers” below.
(10)	This figure represents the prorated portion of the annual 2020 bonus Mr. Harper received in May 2020 for his services as our Chief Executive Officer and President before his resignation in April 2020.
(11)	This figure represents a sum of (i) $692,549, the aggregate grant date fair value of the stock option (service-based) granted to Mr. Harper in fiscal year 2020, computed in accordance with the provisions of FASB ASC 718, and (ii) $58,789, the incremental increase in fair value of the stock options covering (A) 789,812 shares of our common stock granted to Mr. Harper on March 7, 2017 (of which 148,090 shares were unvested as of March 2020) and (B) 270,344 shares of our common stock originally granted to Mr. Harper on December 15, 2017 (of which 118,276 shares were unvested in March 2020), respectively, arising from the acceleration of all unvested shares subject to such stock options in March 2020, computed in accordance with FASB ASC Topic 718.

2020 Bonus

In accordance with the terms of each named executive officer’s offer letter, our named executive officers are eligible to receive discretionary annual bonuses of up to a percentage of each officer’s gross annual base salary based on individual performance, company performance or as otherwise determined appropriate, as determined by our board of directors. In 2020, our named executive officers were eligible to earn an annual target performance bonus of each executive’s 2020 base salary based on achievement of certain corporate objectives. Mr. Fender was eligible to receive an annual bonus of up to 35% of his prorated 2020 base salary; Mr. Swiecki was eligible to receive an annual bonus of up to 30% of his prorated 2020 base salary; and Mr. Ruais was eligible to receive an annual bonus of up to 30% of his 2020 base salary. Mr. Harper, upon resigning, received a bonus of $31,383 for his services as our Chief Executive Officer and President from January 2020 until April 2020. Other than with respect to Mr. Harper, cash bonuses for 2020 were approved by our board of directors and paid during the first quarter of 2021. The 2020 bonuses for Messrs. Fender, Swiecki, and Ruais were $103,514, $66,452, and $88,742, respectively.

Outstanding Equity Awards at Fiscal Year-End

The following table shows grants of stock options to each of our named executive officers outstanding at December 31, 2020:

Option Awards
Name	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)(2)	Option Expiration Date

Earl Fender Chief Executive Officer and President	4/27/2020 8/11/2020	— —		5,173,986 4,785,887	(3) (3)(9)	0.39 0.26	4/27/2030 8/11/2030

Jeffrey Swiecki Chief Financial Officer	8/11/2020	—		2,621,019	(4)(10)	0.26	8/11/2030

Jonathan Ruais Chief Commercial and Strategy Officer	1/26/2018 8/29/2018 8/11/2020	543,210 179,907 154,529	(5) (6) (7)	181,071 128,506 1,328,955		0.21 0.39 0.26	1/26/2028 8/29/2028 8/11/2030

Keegan Harper Board Chairperson (Former Chief Executive Officer and President)	9/17/2015 3/07/2017 12/15/2017 8/29/2018 8/11/2020	1,413,257 789,812 270,344 1,013,802 393,689	(8) (11) (12) (6) (7)	— — — 724,145 3,385,731		0.07 0.12 0.21 0.39 0.26	9/17/2025 3/07/2027 12/15/2027 8/29/2028 8/11/2030

(1)	Each of the outstanding options to purchase shares of our common stock was granted pursuant to our 2014 Equity Incentive Plan, as amended.
(2)	This column represents the fair market value of a share of our common stock on the date of grant, as determined by our board of directors.
(3)	Twenty-five percent of the shares subject to the option vest on the first anniversary of the vesting commencement date of April 15, 2020, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments on each monthly anniversary thereafter, subject to continuous service with us as of each such vesting date.
(4)	Twenty-five percent of the shares subject to the option vest on the first anniversary of the vesting commencement date of May 1, 2020, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments on each monthly anniversary thereafter, subject to continuous service with us as of each such vesting date.
(5)	Twenty-five percent of the shares subject to the option vested on the first anniversary of the vesting commencement date of December 4, 2017, and thereafter the remaining shares subject to the option vest in 36 equal monthly installments on each monthly anniversary thereafter, subject to continuous service with us as of each such vesting date.
(6)	The shares subject to the option vest in equal monthly installments over 48 months on each monthly anniversary following the vesting commencement date of August 9, 2018, subject to continuous service as of each such vesting date.

(7)	The shares subject to the option vest in equal monthly installments over 48 months on each monthly anniversary following the vesting commencement date of July 3, 2020, subject to continuous service as of each such vesting date.
(8)	The shares subject to the option are fully vested.
(9)	Pursuant to an antidilution provision in our offer letter to Mr. Fender dated as of March 14, 2020, Mr. Fender was granted an option such that the total number of shares of our common stock subject to options held by Mr. Fender remained equal to 4.75% of the fully diluted capitalization of the Company as of the closing of the Qualified Financing (defined in the letter as the next preferred financing of at least $30 million in new cash proceeds), which occurred in July 2020.
(10)	Pursuant to an antidilution provision in our offer letter to Mr. Swiecki dated as of March 14, 2020, Mr. Swiecki was granted an option such that the total number of shares of our common stock subject to options held by Mr. Swiecki remained equal to 1.25% of the fully diluted capitalization of the Company as of the closing of the Qualified Financing (defined in the letter as the next preferred financing of at least $30 million in new cash proceeds), which occurred in July 2020.
(11)	The shares subject to the option are fully vested. The option was amended in March 2020 to fully accelerate the 148,090 unvested shares then subject to the option. Prior to such amendment, the shares subject to the option vested in equal monthly installments over 48 months on each monthly anniversary following the vesting commencement date of November 28, 2016, subject to continuous service as of each such vesting date.
(12)	The shares subject to the option are fully vested. The option was amended in March 2020 to fully accelerate the 118,276 unvested shares then subject to the option. Prior to such amendment, the shares subject to the option vested in equal monthly installments over 48 months on each monthly anniversary following the vesting commencement date of April 25, 2017, subject to continuous service as of each such vesting date.

Employment and Compensatory Arrangement with our Named Executive Officers

Earl Fender

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Mr. Fender, our President and Chief Executive Officer. This agreement will have no specific term and will provide for at-will employment. Mr. Fender’s annual base salary is $437,750 and he is eligible for an annual target cash incentive payment of up to $153,212.

Jeffrey Swiecki

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Mr. Swiecki, our Chief Financial Officer. This agreement will have no specific term and will provide for at-will employment. Mr. Swiecki’s annual base salary is $339,900 and he is eligible for an annual target cash incentive payment of up to $101,970.

Jonathan Ruais

Prior to the completion of this offering, we intend to enter into a new offer letter or employment agreement with Mr. Ruais, our Chief Commercial and Strategy Officer. This agreement will have no specific term and will provide for at-will employment. Mr. Ruais’ annual base salary is $303,850 and he is eligible for an annual target cash incentive payment of up to $91,155.

Keegan Harper

We have entered into a consulting agreement with Mr. Harper, dated July 1, 2020, under which we agreed to pay Mr. Harper $12,500 per month for his services as Chairperson of our board of directors. Pursuant to this agreement, Mr. Harper received a total of $75,000 from July 1, 2020 until December 31, 2020. The terms of this agreement also provide for additional payments of $500 per hour beyond 8 hours per week for his services as Chairperson of our board of directors. Upon the completion of this offering, directors who are not full-time officers or employees of our company, or non-employee directors, will be compensated as discussed under —“Non-Employee Director Compensation Policy.”

Termination and Change in Control Benefits

Prior to the effectiveness of the registration statement of which this prospectus forms a part, we expect that our board of directors will review and may adopt change in control and severance arrangements for our named executive officers and certain other of our key employees.

Employee Benefit and Stock Plans

2021 Equity Incentive Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 Plan. We expect that our 2021 Plan will become effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. Our 2021 Plan will provide for the grant of incentive stock options, within the meaning of Section 422 of the Code, to our employees and any parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, restricted stock units, or RSUs, and performance awards to our employees, directors, and consultants and our parent and subsidiary corporations’ employees and consultants. Our 2014 Plan will terminate immediately prior to effectiveness of the 2020 Plan with respect to the grant of future awards.

Authorized Shares.

Subject to the adjustment provisions of and the automatic increase described in our 2021 Plan, a total of              shares of our common stock will be reserved for issuance pursuant to our 2021 Plan. In addition, subject to the adjustment provisions of our 2021 Plan, the shares reserved for issuance under our 2021 Plan also will include any shares subject to awards granted under our 2014 Plan that, on or after the effective date of the registration statement of which this prospectus forms a part, expire or otherwise terminate without having been exercised or issued in full, are tendered to or withheld by us for payment of an exercise price or for satisfying tax withholding obligations, or are forfeited to or repurchased by us due to failure to vest (provided that the maximum number of shares that may be added to our 2021 Plan pursuant to outstanding awards under the 2014 Plan is              shares). Subject to the adjustment provisions of our 2021 Plan, the number of shares available for issuance under our 2021 Plan will also include an annual increase on the first day of each fiscal year beginning with the 2022 fiscal year and ending on the ten year anniversary of the date our board of directors approved the 2021 Plan, in an amount equal to the least of:

•	shares of our common stock;

•	% of the outstanding shares of our common stock on the last day of our immediately preceding fiscal year; or

•	such number of shares of our common stock as the administrator may determine.

If a stock option or stock appreciation right granted under the 2021 Plan expires or becomes unexercisable without having been exercised in full or is surrendered pursuant to an exchange program or, with respect to restricted stock, RSUs or stock settled performance awards, is forfeited to, or repurchased by, us due to failure to vest, then the unpurchased shares (or for awards other than stock options or stock appreciation rights, the forfeited or repurchased shares) which were subject thereto will become available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). With respect to stock appreciation rights, only the net shares actually issued will cease to be available under the 2021 Plan and all remaining shares under stock appreciation rights will remain available for future grant or sale under the 2021 Plan (unless the 2021 Plan has terminated). Shares that have actually been issued under the 2021 Plan under any award will not be returned to the 2021 Plan; provided, however, that if shares issued pursuant to awards of restricted stock, RSUs or performance awards are repurchased or forfeited to us due to failure to vest, such shares will become available for future grant under the 2021 Plan. Shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award will become available for future grant or sale under the 2021 Plan. To the extent an award is paid out in cash rather than shares, the cash payment will not result in a reduction in the number of shares available for issuance under the 2021 Plan.

Plan Administration. We expect that our compensation committee will administer our 2021 Plan and may further delegate authority to one or more subcommittees or officers to the extent such delegation complies with applicable laws. Subject to the provisions of our 2021 Plan, the administrator will have the power to administer our 2021 Plan and make all determinations deemed necessary or advisable for administering our 2021 Plan, including but not limited to: the power to determine the fair market value of our common stock; select the service providers to whom awards may be granted; determine the number of shares covered by each award; approve forms of award agreements for use under our 2021 Plan; determine the terms and conditions of awards (including, but not limited to, the exercise price, the times or times at which the awards may be exercised, any vesting acceleration or waiver or forfeiture restrictions, and any restriction or limitation regarding any award or the shares relating thereto); construe and interpret the terms of our 2021 Plan and awards granted under it, including but not limited to determining whether and when a change in control has occurred; establish, amend, and rescind rules and regulations relating to our 2021 Plan, and adopt sub-plans relating to the 2021 Plan; interpret, modify, or amend each award, including but not limited to the discretionary authority to extend the post-termination exercisability period of awards; allow participants to satisfy tax withholding obligations in any manner permitted by the 2021 Plan; delegate ministerial duties to any of our employees; authorize any person to take any steps and execute, on our behalf, any documents required for an award previously granted by the administrator to be effective; temporarily suspend the exercisability of an award if the administrator deems such suspension to be necessary or appropriate for administrative purposes, provided that, unless prohibited by applicable laws, such suspension shall be lifted in all cases not less than ten trading days before the last date that the award may be exercised; allow a participant to defer the receipt of payment of cash or the delivery of shares that would otherwise be due to such participant under an award; and make any determinations necessary or appropriate under the adjustment provisions of the 2021 Plan. The administrator also has the authority to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered or canceled in exchange for awards of the same type which may have a higher or lower exercise price or different terms, awards of a different type or cash, or by which the exercise price of an outstanding award is increased or reduced. The administrator’s decisions, interpretations, and other actions will be final and binding on all participants to the full extent permitted by law.

Stock Options. Our 2021 Plan permits the grant of options. The exercise price of options granted under our 2021 Plan must be at least equal to the fair market value of our common stock on the date of grant, except that options may be granted with a lower exercise price to a service provider who is not a U.S. taxpayer, or pursuant to certain transactions. The term of an option is determined by the administrator, provided that the term of an incentive stock option may not exceed ten years. With respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term of an incentive stock option granted to such participant must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. The administrator determines the methods of payment of the exercise price of an option, which may include cash, check, or wire transfer, cashless exercise, net exercise, promissory note, shares, or other consideration or method of payment acceptable to the administrator, to the extent permitted by applicable law. After the termination of service of an employee, director, or consultant, he or she may exercise his or her option for the period of time stated in his or her option agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, in the absence of a specified time in an award, the option will remain exercisable for thirty days. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Our 2021 Plan permits the grant of stock appreciation rights. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. The term of stock appreciation rights is determined by the administrator. After the termination of service of an employee, director, or consultant, he or she may exercise his or her stock appreciation right for the period of time stated in his or her stock appreciation rights agreement. In the absence of a specified time in an award agreement, if termination is due to death or disability, the stock appreciation rights will remain exercisable for six months. In all other cases, in the absence of a specified time in an award agreement, the stock appreciation rights will remain exercisable for thirty days following the termination of service. These exercise periods may be tolled in certain circumstances, for example if exercise prior to the end of the applicable period is not permitted because of applicable laws. However, in no event may a stock appreciation right be exercised later than the expiration of its term. Subject to the provisions of our 2021 Plan, the administrator determines the other terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right must be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Our 2021 Plan permits the grant of restricted stock. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator determines the number of shares of restricted stock granted to any employee, director, or consultant and, subject to the provisions of our 2021 Plan, determines the terms and conditions of such awards. The administrator has the authority to impose whatever conditions to vesting it determines to be appropriate (for example, the administrator will be able to set restrictions based on the achievement of specific performance goals or continued service to us); provided, however, that the administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock awards generally have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that do not vest will be subject to our right of repurchase or forfeiture.

Restricted Stock Units. Our 2021 Plan permits the grant of RSUs. Each RSU will represent an amount equal to the fair market value of one share of our common stock. Subject to the provisions of our 2021 Plan, the administrator determines the terms and conditions of RSUs, including the vesting criteria and the form and timing of payment. The administrator has the authority to set vesting criteria based upon the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. The administrator, in its sole discretion, may pay earned RSUs in the form of cash, in shares, or in some combination of both. Notwithstanding the foregoing, the administrator, in its sole discretion, may accelerate the vesting, or reduce or waive the criteria that must be met for vesting, of the RSUs or the time at which any restrictions will lapse or be removed.

Performance Awards. Our 2021 Plan permits the grant of performance awards. Performance awards are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator may establish performance objectives or other vesting criteria in its discretion, which, depending on the extent to which they are met, will determine the number or the value of performance awards to be paid out to participants. The administrator has the authority to set performance objectives based on the achievement of company-wide, divisional, business unit, or individual goals (including, but not limited to, continued employment or service), or any other basis determined by the administrator in its discretion. Each performance award’s threshold, target, and maximum payout values are established by the administrator on or before the grant date. After the grant of a performance award, the administrator, in its sole discretion, may reduce or waive any performance criteria or other vesting provisions for such performance award. The administrator, in its sole discretion, may pay earned performance awards in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2021 Plan provides that all outside (non-employee) directors will be eligible to receive all types of awards (except for incentive stock options) under our 2021 Plan. In order to provide a maximum limit on the awards that can be made to our non-employee directors, our 2021 Plan provides that in any given fiscal year, a non-employee director will not be granted awards having a grant-date fair value greater than $            , but this limit is increased to $             in connection with his or her initially joining our board of directors (in each case, excluding awards granted to him or her as a consultant or employee). The grant-date fair values will be determined according to GAAP. The maximum limits do not reflect the intended size of any potential grants or a commitment to make grants to our outside directors under our 2021 Plan in the future.

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2021 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. If the administrator makes an award transferrable, such award will contain such additional terms and conditions as the administrator deems appropriate.

Certain Adjustments. If any extraordinary dividend or other extraordinary distribution (whether in cash, shares, other securities, or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, reclassification, repurchase, or exchange of shares of our common stock or other of our securities, other change in our corporate structure affecting the shares, or any similar equity restructuring transaction affecting our shares occurs (including a change in control), the administrator, to prevent diminution or enlargement of the benefits or potential benefits intended to be provided under the 2021 Plan, will adjust the number and class of shares that may be delivered under the 2021 Plan or the number, class, and price of shares covered by each outstanding award, and the numerical share limits set forth in our 2021 Plan. The conversion of any of our convertible securities and ordinary course repurchases of our shares or other securities will not be treated as an event that will require adjustment under the 2021 Plan.

Dissolution or Liquidation. In the event of our proposed liquidation or dissolution, the administrator will notify participants as soon as practicable and, to the extent not exercised, all awards will terminate immediately prior to the consummation of such proposed transaction.

Merger or Change in Control.

Our 2021 Plan provides that in the event of a merger or change in control, as defined under our 2021 Plan, each outstanding award will be treated as the administrator determines, without a requirement to obtain a participant’s consent, including, without limitation, that such award will be continued by the successor corporation or a parent or subsidiary of the successor corporation. An award generally will be considered continued if, following the transaction, (i) the award gives the right to purchase or receive the consideration received in the transaction by holders of our shares or (ii) the award is terminated in exchange for an amount of cash or property, if any, equal to the amount that would have been received upon the exercise or realization of the award at the closing of the transaction, which payment may be subject to any escrow applicable to holders of our common stock in connection with the transaction or subjected to the award’s original vesting schedule. The administrator will not be required to treat all awards or portions thereof the vested and unvested portions of an award, or all participants similarly.

In the event that a successor corporation or its parent or subsidiary does not continue an outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels, and such award will become fully exercisable, if applicable, for a specified period prior to the transaction, unless specifically provided for otherwise under the applicable award agreement or other written agreement with the participant. The award will then terminate upon the expiration of the specified period of time. If an option or stock appreciation right is not continued, the administrator will notify the participant in writing or electronically that such option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion and the option or stock appreciation right will terminate upon the expiration of such period.

With respect to awards granted to an outside director, in the event of a change in control, all of his or her options and stock appreciation rights, if any, will vest fully and become immediately exercisable, all restrictions on his or her restricted stock and RSUs will lapse, and all performance goals or other vesting requirements for his or her performance awards will be deemed achieved at 100% of target levels, and all other terms and conditions met.

Clawback. Awards will be subject to any clawback policy that we are required to adopt pursuant to the listing standards of any national securities exchange or association on which our stock is listed or as otherwise required by applicable laws, and the administrator will also be able to specify in an award agreement that the participant’s rights, payments, or benefits with respect to an award will be subject to reduction, cancellation, forfeiture, or recoupment upon the occurrence of certain specified events.

Amendment; Termination. The administrator will have the authority to amend, alter, suspend, or terminate our 2021 Plan, provided we will obtain stockholder approval of any amendment to the extent necessary or desirable to comply with applicable laws. However, no amendment, alteration, suspension, or termination of our 2021 Plan or an Award under it may, taken as a whole, materially impair the existing rights of any participant without the participant’s consent. Our 2021 Plan will continue in effect until it is terminated, provided that incentive stock options may not be granted after the ten year anniversary of the date our board of directors approved the 2021 Plan, and the automatic annual share increase will end on the ten year anniversary of the date our board of directors approved the 2021 Plan.

2014 Equity Incentive Plan, as amended

Our 2014 Plan was originally adopted by our board of directors in November 2014 and approved by our stockholders in November 2014. Our 2014 Plan was most recently amended in July 2020. Our 2014 Plan allows us to provide incentive stock options, within the meaning of Section 422 of the Code, to our employees and any of our parent and subsidiary corporations’ employees, and nonstatutory stock options, stock appreciation rights, restricted stock awards and restricted stock units (each, together with incentive stock options, an “award” and the recipient of such award, a “participant”) to eligible employees, directors, and consultants of ours and any parent or subsidiary of ours. It is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2014 Plan will be terminated, and we will not grant any additional awards under our 2014 Plan thereafter. However, our 2014 Plan will continue to govern the terms and conditions of the outstanding awards previously granted under our 2014 Plan.

As of March 31, 2021, the following awards were outstanding under our 2014 Plan: stock options covering 41,896,057 shares of our common stock.

Plan Administration. Our 2014 Plan is administered by our board of directors or one or more committees appointed by our board of directors. Different committees may administer our 2014 Plan with respect to different service providers. The administrator has all authority and discretion necessary or appropriate to administer our 2014 Plan and to control its operation, including the authority to construe and interpret the terms of our 2014 Plan and the awards granted under our 2014 Plan. The administrator’s decisions are final and binding on all participants and any other persons holding awards.

The administrator’s powers include the power to (i) determine the fair market value of the shares underlying an award, (ii) select the employees, directors or consultants to whom awards may be granted, (iii) determine the number of shares to be covered by each award granted under the 2014 Plan, (iv) approve forms of award agreements for use under the 2014 Plan, (v) determine the terms and conditions of any award granted under the 2014 Plan, including the exercise price, the time or times when awards may be exercised, any vesting acceleration or waiver of forfeiture restrictions, and any restriction or limitation regarding any award or shares relating thereto, based in each case on such factors as the administrator will determine, (vi) institute an exchange program under which (A) outstanding awards are surrendered or cancelled in exchange for awards of the same type (which may have higher or lower exercise prices and different terms), awards of a different type or cash, (B) participants would have the opportunity to transfer any outstanding awards to a financial institution or other person or entity selected by the administrator or (C) the exercise price of an outstanding award is increased or reduced, (vii) construe and interpret the terms of the 2014 Plan and awards granted pursuant to the 2014 Plan, (viii) prescribe, amend and rescind rules and regulations relating to the 2014 Plan, including rules and regulations relating to sub-plans established for the purpose of satisfying applicable foreign laws, (ix) modify or amend each award, subject to the terms of the 2014 Plan, (x) allow participants to satisfy withholding tax obligations in a manner prescribed by the 2014 Plan, (xi) authorize any person to execute on our behalf any instrument required to effect the grant of an award, (xii) allow a participant to defer the receipt of the payment of cash or the delivery of shares that otherwise would be due to such participant under an award, and (xiii) make all other determinations deemed necessary or advisable for administering the 2014 Plan.

Eligibility. Employees, directors and consultants of ours or our parent or subsidiary companies are eligible to receive awards. Only our employees or employees of our parent or subsidiary companies are eligible to receive incentive stock options.

Stock Options. Stock options have been granted under our 2014 Plan. Subject to the provisions of our 2014 Plan, the administrator determines the term of an option, the number of shares subject to an option, and the time period in which an option may be exercised.

The term of an option is stated in the applicable award agreement, but the term of an option may not exceed 10 years from the grant date. The administrator determines the exercise price of options, which generally may not be less than 100% of the fair market value of our common stock on the grant date, unless expressly determined in writing by the administrator on the option’s grant date. However, an incentive stock option granted to an individual who directly or by attribution owns more than 10% of the total combined voting power of all of our classes of stock or of any our parent or subsidiary may have a term of no longer than 5 years from the grant date and will have an exercise price of at least 110% of the fair market value of our common stock on the grant date. In addition, to the extent that the aggregate fair market value of the shares with respect to which incentive stock options are exercisable for the first time by an employee during any calendar year (under all our plans and any parent or subsidiary) exceeds $100,000, such options will be treated as nonstatutory stock options.

The administrator determines how a participant may pay the exercise price of an option, and the permissible methods are generally set forth in the applicable award agreement. If a participant’s status as a “service provider” (as defined in our 2014 Plan) terminates, that participant may exercise the vested portion of his or her option for the period of time stated in the applicable award agreement. Vested options generally will remain exercisable for thirty (30) days or such longer period of time as set forth in the applicable award agreement if a participant’s status as a service provider terminates for a reason other than death or disability. If a participant’s status as a service provider terminates due to death or disability, vested options generally will remain exercisable for six (6) months from the date of termination (or such other longer period as set forth in the applicable award agreement). In no event will an option remain exercisable beyond its original term. If a participant does not exercise his or her option within the time specified in the award agreement, the option will terminate. Except as described above, the administrator has the discretion to determine the post-termination exercisability periods for an option.

Stock Appreciation Rights. Prior to the completion of this offering, we may grant stock appreciation rights under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the grant date and the exercise date. The per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share of our common stock on the grant date. The term of a stock appreciation right may not exceed 10 years. Stock appreciation rights are generally subject to the same post-termination exercise period rules as options. Subject to the provisions of our 2014 Plan, the administrator determines all other terms of stock appreciation rights, including when such rights vest and become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination of both.

Restricted Stock. Prior to the completion of this offering, we may grant restricted stock under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that may be subject to various restrictions, including restrictions on transferability and forfeiture provisions. Subject to the terms of our 2014 Plan, the administrator will determine the number of shares of restricted stock granted and other terms and conditions of such awards. The administrator may impose whatever conditions to vesting it determines to be appropriate, and may, in its sole discretion, accelerate the time at which any restrictions will lapse or be removed. Recipients of restricted stock will have voting and dividend rights with respect to such shares upon grant without regard to vesting, unless the administrator provides otherwise. Shares of restricted stock that have not vested are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Prior to the completion of this offering, we may grant restricted stock units under our 2014 Plan. Restricted stock units are bookkeeping entries with each unit representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us) and the form and timing of payment. The administrator in its sole discretion may reduce or waive any vesting criteria. The administrator determines in its sole discretion whether restricted stock units will be settled in cash, shares of our common stock, or a combination of both. Restricted stock units that do not vest will be forfeited by the recipient and will return to us.

Non-transferability of Awards. Unless determined otherwise by the administrator, awards may not be sold, pledged, assigned, hypothecated, or otherwise transferred in any manner other than by will or by the laws of descent and distribution. If the administrator makes an award transferable, such award may only be transferred (i) by will, (ii) by the laws of descent and distribution or (iii) as permitted by Rule 701 of the Securities Act.

Certain Adjustments. If there is a dividend or other distribution (whether in the form of cash, shares, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, spin-off, combination, repurchase, exchange of shares or our other securities, or other change in our corporate structure affecting the shares, the administrator will make proportionate adjustments to the number and type of shares that may be delivered under our 2014 Plan or the number, type, and price of shares covered by each outstanding award. The administrator’s determination regarding such adjustments will be final, binding, and conclusive.

Dissolution or Liquidation. In the event of our proposed dissolution or liquidation, the administrator will notify each participant as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised, an award will terminate immediately prior to the consummation of such proposed action.

Merger and Change of Control. In the event of our merger with or into another corporation or entity or a change in control, each outstanding award will be treated as the administrator determines, including, without limitation, that (i) awards will be assumed, or substantially equivalent awards will be substituted, by the acquiring or succeeding corporation (or an affiliate thereof) with appropriate adjustments as to the number and kind of shares and prices; (ii) upon written notice to a participant, the participant’s awards will terminate upon or immediately prior to the consummation of such merger or change in control; (iii) outstanding awards will vest and become exercisable, realizable or payable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon consummation of such merger or change in control, and, to the extent the administrator determines, terminate upon or immediately prior to the effectiveness of such merger or change in control; (iv) (A) the termination of an award in exchange for an amount of cash or property, if any, equal to the amount that would have been attained upon the exercise of such award or realization of the participant’s rights as of the date of the occurrence of the transaction (and, for the avoidance of doubt, if as of the date of the occurrence of the transaction the administrator determines in good faith that no amount would have been attained upon the exercise of such award or realization of the participant’s rights, then such award may be terminated by us without payment) or (B) the replacement of such award with other rights or property selected by the administrator in its sole discretion; or (v) any combination of the foregoing. The administrator will not be obligated to treat all awards, all awards a participant holds or all awards of the same type, similarly.

In the event that the successor corporation does not assume or substitute for an award (or portion thereof), the participant will fully vest in and have the right to exercise all of his or her outstanding options and stock appreciation rights, including shares as to which such awards would not otherwise be vested or exercisable, all restrictions on restricted stock and restricted stock units will lapse, and, with respect to awards with performance-based vesting, all performance goals or other vesting criteria will be deemed achieved at one hundred percent (100%) of target levels and all other terms and conditions met. In addition, if an option or stock appreciation right is not assumed or substituted in the event of a merger or change in control, the administrator will notify the participant in writing or electronically that the option or stock appreciation right will be exercisable for a period of time determined by the administrator in its sole discretion, and the option or stock appreciation right will terminate upon the expiration of such period.

Amendment and Termination. Our board of directors may, at any time, terminate or amend our 2014 Plan in any respect, including, without limitation, amendment of any form of award agreement or instrument to be executed pursuant to our 2014 Plan. To the extent necessary and desirable to comply with applicable laws, we will obtain stockholder approval of any amendment to our 2014 Plan. No amendment or alteration of our 2014 Plan will impair the rights of a participant, unless mutually agreed otherwise between the participant and the administrator in writing. As noted above, it is expected that as of one business day prior to the effectiveness of the registration statement of which this prospectus forms a part, our 2014 Plan will be terminated, and we will not grant any additional awards under our 2014 Plan thereafter.

2021 Employee Stock Purchase Plan

Prior to the effectiveness of this offering, we expect that our board of directors will adopt, and our stockholders will approve, our 2021 ESPP. Our 2021 ESPP will be effective on the business day immediately prior to the effective date of the registration statement of which this prospectus forms a part. We believe that allowing our employees to participate in our 2021 ESPP will provide them with a further incentive towards promoting our success and accomplishing our corporate goals.

Authorized Shares. A total of              shares of our common stock will be available for sale under our 2021 ESPP. The number of shares of our common stock that will be available for sale under our 2021 ESPP also includes an annual increase on the first day of each fiscal year following the first enrollment period (if any occurs) and ending with our 2031 fiscal year, equal to the least of:

•	shares;

•	% of the outstanding shares of our common stock as of the last day of the immediately preceding fiscal year; or

•	such other amount as the administrator may determine.

2021 ESPP Administration. We expect that the compensation committee of our board of directors will administer our 2021 ESPP and will have full and exclusive discretionary authority to construe, interpret, and apply the terms of the 2021 ESPP, delegate ministerial duties to any of our employees, designate separate offerings under the 2021 ESPP, designate our subsidiaries and affiliates as participating in the 2021 ESPP, determine eligibility, adjudicate all disputed claims filed under the 2021 ESPP, and establish procedures that it deems necessary for the administration of the 2021 ESPP, including, but not limited to, adopting such procedures and sub-plans as are necessary or appropriate to permit participation in the 2021 ESPP by employees who are foreign nationals or employed outside the United States. The administrator’s findings, decisions and determinations are final and binding on all participants to the full extent permitted by law.

Eligibility. Generally, all of our employees will be eligible to participate if they are customarily employed by us, or any participating subsidiary or affiliate, for at least 20 hours per week and more than five months in any calendar year. The administrator, in its discretion, may, prior to an enrollment date, for all options to be granted on such enrollment date in an offering, determine that an employee who (i) has not completed at least two years of service (or a lesser period of time determined by the administrator) since his or her last hire date, (ii) customarily works not more than 20 hours per week (or a lesser period of time determined by the administrator), (iii) customarily works not more than five months per calendar year (or a lesser period of time determined by the administrator), (iv) is a highly compensated employee within the meaning of Section 414(q) of the Code, or (v) is a highly compensated employee within the meaning of Section 414(q) of the Code with compensation above a certain level or is an officer or subject to disclosure requirements under Section 16(a) of the Exchange Act, is or is not eligible to participate in such offering period.

However, an employee may not be granted rights to purchase shares of our common stock under our 2021 ESPP if such employee:

•

immediately after the grant would own capital stock or hold outstanding options to purchase such stock possessing 5% or more of the total combined voting power or value of all classes of capital stock of ours or of any parent or subsidiary of ours; or

•

holds rights to purchase shares of our common stock under all employee stock purchase plans of ours or any parent or subsidiary of ours that accrue at a rate that exceeds $25,000 worth of shares of our common stock for each calendar year in which such rights are outstanding at any time.

Offering Periods. Our 2021 ESPP will include a component that allows us to make offerings intended to qualify under Section 423 of the Code and a component that allows us to make offerings not intended to qualify under Section 423 of the Code to designated companies, as described in our 2021 ESPP. Our 2021 ESPP will provide for consecutive             -month offering periods. The offering periods will be scheduled to start on the first trading day on or after              and              of each year, except the first offering period will commence on the first trading day on or after the effective date of the registration statement of which this prospectus forms a part and will end on the first trading day on or before                 , 2021, and the second offering period will commence on the last trading day on or after                 , 2021.

Contributions. Our 2021 ESPP will permit participants to purchase shares of our common stock through contributions (in the form of payroll deductions or otherwise to the extent permitted by the administrator) of up to         % of their eligible compensation, which includes a participant’s base straight time gross earnings but excludes payments for incentive compensation, bonuses, payments for overtime and shift premium, equity compensation income, and other similar compensation. Unless otherwise determined by the administrator, a participant may make a onetime decrease (but not increase) to the rate of his or her contributions to 0% during an offering period.

Exercise of Purchase Right. Amounts contributed and accumulated by the participant will be used to purchase shares of our common stock at the end of each offering. A participant may purchase a maximum of              shares of our common stock during an offering period. The purchase price of the shares will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the exercise date. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of our common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer contributions credited to his or her account nor any rights granted under our 2021 ESPP other than by will, the laws of descent and distribution or as otherwise provided under our 2021 ESPP.

Merger or Change in Control. Our 2021 ESPP provides that in the event of a merger or change in control, as defined under our 2021 ESPP, a successor corporation (or a parent or subsidiary of the successor corporation) will assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period with respect to which the purchase right relates will be shortened, and a new exercise date will be set that will be before the date of the proposed merger or change in control. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. The administrator will have the authority to amend, suspend or terminate our 2021 ESPP. Our 2021 ESPP will automatically terminate in 2031, unless we terminate it sooner.

Employee Incentive Compensation Plan

We expect our board of directors to approve our Employee Incentive Compensation Plan, or Master Bonus Plan which will become effective on the date it is approved.

Our board of directors or a committee appointed by our board of directors will administer the Master Bonus Plan, provided that unless and until our board of directors determines otherwise, our compensation committee will administer the Master Bonus Plan. The Master Bonus Plan allows the administrator to provide awards to employees selected for participation, who may include our named executive officers, which awards may be based upon performance goals established by the administrator. The administrator, in its sole discretion, may establish a target award for each participant under the Master Bonus Plan, which may be expressed as a percentage of the participant’s average annual base salary for the applicable performance period, a fixed dollar amount, or such other amount or based on such other formula as the administrator determines to be appropriate.

Under the Master Bonus Plan, the administrator determines the performance goals, if any, applicable to any target award (or portion thereof) for a performance period, which may include, without limitation, goals related to: attainment of research and development milestones; sales bookings; business divestitures and acquisitions; capital raising; cash flow; cash position; contract awards or backlog; corporate transactions; customer renewals; customer retention rates from an acquired company, subsidiary, business unit or division; earnings (which may include any calculation of earnings, including but not limited to earnings before interest and taxes, earnings before taxes, earnings before interest, taxes, depreciation and amortization and net taxes); earnings per share; expenses; financial milestones; gross margin; growth in stockholder value relative to the moving average of the S&P 500 Index or another index; internal rate of return; leadership development or succession planning; license or research collaboration arrangements; market share; net income; net profit; net sales; new product or business development; new product invention or innovation; number of customers; operating cash flow; operating expenses; operating income; operating margin; overhead or other expense reduction; patents; procurement; product defect measures; product release timelines;

productivity; profit; regulatory milestones or regulatory-related goals; retained earnings; return on assets; return on capital; return on equity; return on investment; return on sales; revenue; revenue growth; sales results; sales growth; savings; stock price; time to market; total stockholder return; working capital; unadjusted or adjusted actual contract value; unadjusted or adjusted total contract value; loans and loan originations; and individual objectives such as peer reviews or other subjective or objective criteria. As determined by the administrator, the performance goals may be based on GAAP or non GAAP results and any actual results may be adjusted by the administrator for one-time items or unbudgeted or unexpected items or payments of awards under the Master Bonus Plan when determining whether the performance goals have been met. The performance goals may be based on any factors the administrator determines relevant, including without limitation on an individual, divisional, portfolio, project, business unit, segment, or company-wide basis. Any criteria used may be measured on such basis as the administrator determines, including without limitation: (a) in absolute terms, (b) in combination with another performance goal or goals (for example, but not by way of limitation, as a ratio or matrix), (c) in relative terms (including, but not limited to, results for other periods, passage of time or against another company or companies or an index or indices), (d) on a per-share basis, (e) against our performance as a whole or a segment or (f) on a pre-tax or after-tax basis. The performance goals may differ from participant to participant and from award to award. Failure to meet the applicable performance goals will result in a failure to earn the target award, subject to the administrator’s discretion to modify an award. The administrator also may determine that a target award (or portion thereof) will not have a performance goal associated with it but instead will be granted (if at all) as determined by the administrator.

The administrator may, in its sole discretion and at any time, increase, reduce, or eliminate a participant’s actual award, or increase, reduce, or eliminate the amount allocated to the bonus pool for a particular performance period. The actual award may be below, at or above a participant’s target award, in the administrator’s discretion. The administrator may determine the amount of any increase, reduction, or elimination on the basis of such factors as it deems relevant, and it is not required to establish any allocation or weighting with respect to the factors it considers.

Actual awards under the Master Bonus Plan generally will be paid in cash (or its equivalent) in a single lump sum only after they are earned and approved by the administrator, provided that the administrator reserves the right, in its sole discretion, to settle an actual award with a grant of an equity award with such terms and conditions, including vesting requirements, as determined by the administrator in its sole discretion. Unless otherwise determined by administrator, to earn an actual award, a participant must be employed by us (or an affiliate of us, as applicable) through the date the bonus is paid. Payment of bonuses occurs as soon as administratively practicable after the end of the applicable performance period, but in no case after the later of (i) the 15th day of the third month of the fiscal year immediately following the fiscal year in which the bonuses vest and (ii) March 15 of the calendar year immediately following the calendar year in which the bonuses vest.

Awards under our Master Bonus Plan will be subject to reduction, cancellation, forfeiture, or recoupment in accordance with any clawback policy that we adopt pursuant to the listing standards of any national securities exchange or association on which our securities are listed or as is otherwise required by the Dodd-Frank Wall Street Reform and Consumer Protection Act or other applicable laws. In addition, the administrator may impose such other clawback, recovery or recoupment provisions with respect to an award under the Master Bonus Plan as the administrator determines necessary or appropriate, including without limitation a reacquisition right in respect of previously acquired cash, stock, or other property provided with respect to an award.

The administrator will have the authority to amend or terminate the Master Bonus Plan. However, such action may not materially alter or materially impair the existing rights of any participant with respect to any earned bonus without the participant’s consent. The Master Bonus Plan will remain in effect until terminated in accordance with the terms of the Master Bonus Plan.

401(k) Plan

We maintain a 401(k) retirement savings plan for the benefit of our employees, including our named executive officers, who satisfy certain eligibility requirements. Under the 401(k) plan, eligible employees may elect to defer a portion of their compensation, within the limits prescribed by the Code, on a pre-tax or after-tax (Roth) basis, through contributions to the 401(k) plan. The 401(k) plan is intended to qualify under Sections 401(a) and 501(a) of the Code. As a tax-qualified retirement plan, pre-tax contributions to the 401(k) plan and earnings on those pre-tax contributions are not taxable to the employees until distributed from the 401(k) plan, and earnings on Roth contributions are not taxable when distributed from the 401(k) plan. We do not match contributions made by our employees or provide any other form of employer contributions, except as required by applicable law with respect to mandatory top-heavy contributions.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers, and may indemnify our employees and other agents, to the fullest extent permitted by Delaware law. Delaware law prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and, in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we intend to enter into an indemnification agreement with each member of our board of directors and each of our officers prior to the completion of the offering. These agreements provide for the indemnification of our directors and officers for certain expenses and liabilities incurred in connection with any action, suit, proceeding, or alternative dispute resolution mechanism or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent, or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent, or fiduciary of another entity. In the case of an action or proceeding by or in the right of our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these charter and bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. Moreover, a stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the Securities Act), may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Other than compensation arrangements, including employment, termination of employment, and change in control arrangements, with our directors and executive officers, including those discussed in the sections titled “Management” and “Executive Compensation,” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since January 1, 2018 and each currently proposed transaction in which:

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers, or holders of more than 5% of our common stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Sales of Securities

Series B preferred stock financing

In August 2018, we issued and sold an aggregate of 24,096,385 shares of our Series B preferred stock at a purchase price of $1.4525 per share for an aggregate purchase price of approximately $35.0 million. These shares of Series B preferred stock will convert into an aggregate of 24,096,385 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series B preferred stock sold to our directors, executive officers, and holders of more than 5% of our capital stock:

Investor	Affiliated director(s) or officer(s)	Shares of series B preferred stock	Total purchase price
Boston Scientific Corporation	Scott Davidson(1)	24,096,385	$34,999,999.20

(1)	Mr. Davidson resigned from our board of directors on December 23, 2020.

Series C preferred stock financing

In July 2020, we issued and sold an aggregate of 80,197,406 shares of our Series C preferred stock at a purchase price of $0.8105 per share for an aggregate purchase price of approximately $65.0 million. These shares of Series C preferred stock will convert into an aggregate of 80,197,406 shares of common stock upon the completion of this offering. The table below sets forth the number of shares of Series C preferred stock sold to our directors, executive officers, and holders of more than 5% of our capital stock:

Investor	Affiliated director(s) or officer(s)	Shares of Series C preferred stock	Total purchase price
Boston Scientific Corporation	Scott Davidson(3)	23,363,844	$18,936,395.56
Entities affiliated with Advent Life Sciences(1)	Shahzad Malik, M.D.	3,162,990	$2,563,603.41
Longitude Venture Partners II, L.P.	Juliet Tammenoms Bakker	6,169,031	$4,999,999.63
Decheng Capital China Life Sciences USD Fund III, L.P.	Nathan Pliam, M.D.	24,676,125	$19,999,999.31
Entities affiliated with Endeavour Vision(2)	Alexander Schmitz	22,825,416	$18,499,999.67

(1)	Entities affiliated with Advent Life Sciences holding shares of our Series C preferred stock which are aggregated for purposes of reporting share ownership information include Advent Life Sciences Fund II LP and Advent Life Sciences LLP.
(2)	Entities affiliated with Endeavour Vision holding shares of our Series C preferred stock which are aggregated for purposes of reporting share ownership information include Endeavour Medtech Growth II LP and Endeavour Medtech Growth II Parallel LP.
(3)	Mr. Davidson resigned from our board of directors on December 23, 2020.

Amended and Restated Investor Rights Agreement

We are party to an amended and restated investor rights agreement with certain holders of our capital stock, including entities with which certain of our directors are affiliated. Under our amended and restated investor rights agreement, certain holders of our capital stock have the right to demand that we file a registration statement or request that their shares of our capital stock be covered by a registration statement that we are otherwise filing. See the section titled “Description of Capital Stock—Registration Rights” for additional information regarding these registration rights.

Amended and Restated Voting Agreement

We are party to an amended and restated voting agreement under which certain holders of our capital stock, including the holders of more than 1% of our outstanding capital stock, have agreed as to the manner in which they will vote their shares of our capital stock on certain matters, including with respect to the election of directors. Upon the completion of this offering, the amended and restated voting agreement will terminate, and none of our stockholders will have any special rights regarding the election or designation of members of our board of directors.

Right of First Refusal

Pursuant to certain of our equity compensation plans and certain agreements with our stockholders, including an amended and restated first refusal and co-sale agreement dated July 3, 2020, we have a right to purchase shares of our capital stock that stockholders propose to sell to other parties. Our right of first refusal will terminate upon the completion of this offering.

Indemnification Agreements

We have entered, and intend to continue to enter, into separate indemnification agreements with each of our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and amended and restated bylaws. The indemnification agreements and our amended restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering require us to indemnify our directors, executive officers, and certain controlling persons to the fullest extent permitted by Delaware law. See the section titled “Executive Compensation—Limitation of Liability and Indemnification” for additional information.

Keegan Harper Consulting Agreement

On June 1, 2020, we entered into a consulting agreement with our Chairperson of the Board, Keegan Harper, on an independent contractor basis, pursuant to which Mr. Harper provides advisory services to us. Mr. Harper’s time commitment under the agreement is capped at eight hours per week until June 2021, and the term of the agreement will be automatically extended for successive one-month terms after June 2021 unless terminated by us, or Mr. Harper, with a ten-day prior notice. For the year ended December 31, 2020, we paid Mr. Harper $75,000 for the services performed under the agreement.

AcceleMed-Stanford Sublicense Agreement

In June 2015, we entered into a sublicense agreement, or the AcceleMed-Stanford Sublicense, with AcceleMed LLC, or AcceleMed, pursuant to which AcceleMed granted us an exclusive or co-exclusive sublicense, with the right to grant onward sublicenses (subject to various restrictions), under certain patents and patent applications for use in the treatment or management of chronic neuropathic pain, urinary or bladder disease, and fecal incontinence or erectile dysfunction, or the Field, throughout the world. Our Chairperson of the Board, Keegan Harper, is a managing member of AcceleMed. AcceleMed licensed such patents and patent applications from the Board of Trustees of the Leland Stanford Junior University, or Stanford, pursuant to a separate license agreement, or the Stanford License.

In consideration of our rights under the AcceleMed-Stanford Sublicense, we agreed to pay AcceleMed a non-refundable license issue fee of $35,000, annual maintenance fees ranging from $20,000 to $35,000, low single digit royalties on net sales, contingent milestone payments of up to $0.3 million in the aggregate for the issuance of each licensed patent, and the achievement of certain development and commercialization milestones. We also issued to Stanford shares of our Common Stock and agreed to pay Stanford a tiered, double digit share of sublicensing consideration (depending on the effective date of the applicable sublicense). Under the terms of the AcceleMed-Stanford Sublicense, we are required to use commercially reasonable efforts to develop and commercialize licensed product and, to maintain our rights on an exclusive and co-exclusive basis, complete certain development milestones by June 2022 and continue developing licensed product under each licensed patent. We believe we have timely fulfilled all such requirements, and thus our rights under the AcceleMed-Stanford Sublicense will continue on an exclusive or co-exclusive basis until termination.

The term of the Stanford Sublicense continues until termination. AcceleMed may terminate the Stanford Sublicense solely for cause, including for our failure to use commercially reasonable efforts to develop or commercialize licensed products or our material breach of the agreement. If the Stanford License terminates or expires, the Stanford Sublicense will survive. We have the right to assign or transfer the Stanford Sublicense to an affiliate or an entity that succeeds to all or substantially all of our equity or assets.

AcceleMed License Agreement

By an agreement effective in November 2014, and amended and restated in June 2015, or the AcceleMed License, AcceleMed assigned to us certain patents and patent applications and granted us an exclusive, worldwide, perpetual, irrevocable and royalty-free license under certain other patents and patent applications for use in the Field. Our Chairperson of the Board, Keegan Harper, is a managing member of AcceleMed. AcceleMed also granted us the right to obtain a sublicense, on a pass-through basis, under AcceleMed’s licenses to patents or patent applications claiming improvements to the assigned rights, in each case to the extent arising prior to our change of control, which right we have not exercised to date.

In consideration of such assignment, license, and rights, we granted AcceleMed an exclusive, worldwide, perpetual, irrevocable, and royalty-free license under such assigned patents for use outside the Field, as well as the right to obtain a sublicense, on a pass-through basis, under our licenses involving patents or patent applications claiming improvements to the assigned rights, in each case to the extent arising prior to our change of control. To date, AcceleMed has not exercised such right to obtain a sublicense to date. We also granted an aggregate of 8,207,500 shares of Common Stock to certain individuals affiliated with AcceleMed, including 3,017,500 shares of Common Stock to Keegan Harper, who serves as the Chairperson of the Board. Under the terms of the AcceleMed License, we agreed to use commercially reasonable efforts to develop and sell licensed products, including to meet market demand therefor.

The term of the AcceleMed License continues until the expiration or abandonment, as applicable, of the last patent or patent application included in the licensed patents, unless terminated earlier. AcceleMed may terminate the AcceleMed License solely for cause, though the assignments, licenses and rights granted to us generally survive termination. We have the right to assign or transfer the AcceleMed License to an affiliate or an entity that succeeds all or substantially all of our equity or assets.

Equity Grants to Executive Officers and Directors

We have granted options to our named executive officers and certain of our non-employee directors as more fully described in the sections titled “Director Compensation” and “Executive Compensation.”

Participation in this Offering

Certain of our existing stockholders who are affiliated with certain of our directors have expressed an interest in purchasing up to approximately $         million of shares of our common stock in this

offering at the initial public offering price. However, because these indications of interest are not binding agreements or commitments to purchase, the underwriters may determine to sell more, less or no shares in this offering to any or all of these entities, or any or all of these entities may determine to purchase more, less or no shares in this offering. The underwriters will receive the same underwriting discount on any shares purchased by these stockholders as they will on any other shares sold to the public in this offering. To the extent these stockholders or persons associated with them purchase any shares in this offering, the number of shares available for sale to the general public will be accordingly reduced.

Related Party Transaction Policy

Our audit committee will have the primary responsibility for reviewing and approving or disapproving “related party transactions,” which are transactions between us and related persons in which the aggregate amount involved exceeds or may be expected to exceed $120,000 and in which a related person has or will have a direct or indirect material interest. The charter of our audit committee will provide that our audit committee shall review and approve in advance any related party transaction.

Prior to the completion of this offering, we intend to adopt a formal written policy providing that we are not permitted to enter into any transaction that exceeds $120,000 and in which any related person has a direct or indirect material interest without the consent of our audit committee. In approving or rejecting any such transaction, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

PRINCIPAL STOCKHOLDERS

The following table sets forth the beneficial ownership of our common stock as of May 21, 2021 by:

•	each person, or group of affiliated persons, who is known by us to beneficially own more than 5% of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our current executive officers and directors as a group.

We have determined beneficial ownership in accordance with the rules of the SEC, and thus it represents sole or shared voting or investment power with respect to our securities. Unless otherwise indicated below, to our knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all shares that they beneficially owned, subject to community property laws where applicable. The information does not necessarily indicate beneficial ownership for any other purpose, including for purposes of Sections 13(d) and 13(g) of the Exchange Act.

We have based our calculation of the percentage of beneficial ownership prior to this offering on 167,310,421 shares of our common stock outstanding as of May 21, 2021, which includes 158,660,554 shares of our common stock resulting from the conversion of all outstanding shares of our convertible preferred stock into our common stock immediately prior to the completion of this offering, as if this conversion had occurred as of May 21, 2021. We have based our calculation of the percentage of beneficial ownership after this offering on shares of our common stock outstanding immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares. We have deemed shares of our common stock subject to stock options that are currently exercisable or exercisable within 60 days of May 21, 2021, to be outstanding and to be beneficially owned by the person holding the stock option for the purpose of computing the percentage ownership of that person. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person. The table below excludes any potential purchases in this offering by the beneficial owners identified in the table below.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Nalu Medical, Inc., 2320 Faraday Ave., Suite #100, Carlsbad, CA 92008. We believe, based on information provided to us, that each of the stockholders listed below has sole voting and investment power with respect to the shares beneficially owned by the stockholder unless noted otherwise, subject to community property laws where applicable.

	Shares beneficially owned prior to this offering		Shares beneficially owned after this offering
Name of beneficial owner	Shares	Percentage	Shares	Percentage
5% Stockholders:

Boston Scientific Corporation(1)	54,372,034	32.5%

Longitude Venture Partners II, L.P.(2)	26,698,227	16.0%

Decheng Capital China Life Sciences USD Fund III, L.P.(3)	24,676,125	14.7%

Entities affiliated with Advent Life Sciences(4)	23,692,186	14.2%

Entities affiliated with Endeavour Vision(5)	22,825,416	13.6%

Named executive officers and directors:

Earl Fender(6)	3,112,459	1.8%

Jeffrey Swiecki(7)	764,463	*

Jonathan Ruais(8)	1,244,590	*

Keegan Harper(9)	8,058,166	4.7%

Juliet Tammenoms Bakker(2)	26,698,227	16.0%

Shahzad Malik, M.D.(4)	23,692,186	14.2%

Nathan Pliam, M.D.(10)	—	*

Alexander Schmitz(11)	—	*

William J. Dawson (12)	289,855	*

All executive officers and directors as a group (9 persons)(13)	63,859,946	36.1%

*	Represents ownership of less than 1%

(1)	The address of Boston Scientific Corporation is 300 Boston Scientific Way, Marlborough, MA 01752.

(2)	Consists of 26,698,227 shares held by Longitude Venture Partners II, L.P., or LVP2. Longitude Capital Partners II, LLC, or LCP2, is the general partner of LVP2 and may be deemed to have voting, investment and dispositive power over the shares held by LVP2. Patrick G. Enright and Juliet Tammenoms Bakker, who is a member of our board of directors, are managing members of LCP2 and in their capacity as such, may be deemed to exercise shared voting and investment power over the shares held by LVP2. Each of Mr. Enright and Ms. Bakker disclaims beneficial ownership of such shares except to the extent of his or her pecuniary interest therein. The address of LVP2 is 2740 Sand Hill Road, 2nd Floor, Menlo Park, CA 94025.

(3)	Consists of 24,676,125 shares held by Decheng Capital China Life Sciences USD Fund III, L.P., or DCF3. Decheng Capital, LLC is the general partner of DCF3 and may be deemed to have voting, investment and dispositive power over the shares held by DCF3. Mr. Pliam, who is a member of our board of directors, is a partner at Decheng Capital, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. The address of DCF3 is 3000 Sand Hill Road, Building 2, Suite 110, Menlo Park, CA 94025.

(4)	Consists of (i) 22,877,910 shares held by Advent Life Sciences Fund II LP, or ALSF2; and (ii) 814,276 shares held by Advent Life Sciences LLP, or ALS. ALS is the manager of ALSF2 and has voting and dispositive power over the shares held by ALSF2. Dr. Malik, who is a member of our board of directors, is a general partner of ALS, and may be deemed to have voting and dispositive power over the shares held by ALS. The address of ALSF and ALS is 158-160 North Gower Street, London, United Kingdom NW1 2ND.

(5)	Consists of (i) 22,824,182 shares held by Endeavour Medtech Growth II LP, or EMG2; and (ii) 1,234 shares held by Endeavour Medtech Growth II Parallel LP, or EMG2 Parallel. Endeavour Medtech II GP Limited, or EM2GP is the general partner of EMG2 and EMG2 Parallel and may be deemed to have voting, investment and dispositive power over the shares held by EMG2 and EMG2 Parallel. Mr. Schmitz, who is a member of our board of directors, is a partner at Endeavour Vision, and has no voting or dispositive power with respect to any of the above referenced shares and disclaims beneficial ownership of such shares except to the extent of his respective pecuniary interest therein. The address of EMG2 and EMG2 Parallel is 6, rue de la Croix d’Or, 1204 Geneva, Switzerland.

(6)	Consists of 3,112,459 shares of common stock issuable pursuant to options held directly by Mr. Fender exercisable within 60 days of May 21, 2020.

(7)	Consists of 764,463 shares of common stock issuable pursuant to an option held directly by Mr. Swiecki exercisable within 60 days of May 21, 2020.

(8)	Consists of 1,244,590 shares of common stock issuable pursuant to options held directly by Mr. Ruais exercisable within 60 days of May 21, 2020.

(9)	Consists of (i) 3,372,645 shares of common stock held by Keegan Harper Trust, and (ii) 4,685,521 shares of common stock issuable pursuant to options held directly by Mr. Harper exercisable within 60 days of May 21, 2020.

(10)	Mr. Pliam is a partner at Decheng Capital. Mr. Pliam has no voting or dispositive power with respect to any of the shares held by DCF3 referenced in footnote (3) above. Mr. Pliam disclaims beneficial ownership of all shares held by DCF3, except to the extent of his pecuniary interest therein.

(11)	Mr. Schmitz is a partner at Endeavour Vision. Mr. Schmitz has no voting or dispositive power with respect to any of the shares held by EMG2 and EMG2 Parallel referenced in footnote (5) above. Mr. Schmitz disclaims beneficial ownership of all shares held by EMG2 and EMG2 Parallel, except to the extent of his respective pecuniary interest therein.

(12)	Consists of 289,855 shares of common stock held directly by Mr. Dawson.

(13)	Consists of (i) 54,052,913 shares of common stock beneficially owned by our current directors and executive officers, and (ii) 9,807,033 shares of common stock issuable pursuant to stock options held by such directors and executive officers and exercisable within 60 days of May 21, 2020.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation and the amended and restated bylaws that will be in effect upon completion of this offering. Copies of these documents will be filed with the SEC as exhibits to our registration statement, of which this prospectus forms a part. The descriptions of the common stock and preferred stock reflect changes to our capital structure that will occur upon the completion of this offering.

Upon the completion of this offering and the filing of our amended and restated certificate of incorporation to be effective upon completion of this offering, our authorized capital stock will consist of shares of common stock, par value $0.0001 per share, and shares of preferred stock, par value $0.0001 per share.

Upon the completion of this offering, all of the outstanding shares of our convertible preferred stock will convert into an aggregate of 158,660,554 shares of our common stock.

Based on 8,649,867 shares of common stock outstanding as of March 31, 2021, and after giving effect to the conversion of all of our outstanding 158,660,554 shares of convertible preferred stock at March 31, 2021 into an aggregate of 158,660,554 shares of common stock upon the completion of this offering and the issuance of shares of common stock in this offering, there will be shares of common stock outstanding upon the completion of this offering. As of March 31, 2021, we had 45 stockholders of record. As of March 31, 2021, there were 41,896,057 shares of common stock subject to outstanding options.

Common Stock

Voting rights

Each share of common stock is entitled to one vote per share on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law or our amended and restated certificate of incorporation. Our amended and restated certificate of incorporation and amended and restated bylaws do not provide for cumulative voting rights. Accordingly, holders of a majority of the voting shares are able to elect all of the directors. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise provided by law, the amended and restated certificate of incorporation, or the stock exchange on which our securities are listed. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock or to any restrictions contained in the amended and restated certificate of incorporation or applicable law, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds. For more information see the section of this prospectus titled “Dividend Policy.”

Liquidation

Upon a liquidation event, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully paid and nonassessable

All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering, upon payment and delivery in accordance with the underwriting agreement and applicable law, will be fully paid and nonassessable.

Preferred Stock

Upon the completion of this offering, our board of directors has the authority, without further action by the stockholders, to issue up to          shares of preferred stock in one or more series and, subject to limitations prescribed by law, to fix the designations, powers, preferences, and rights, and the qualifications, limitations, or restrictions thereof. These rights, powers, and preferences could include dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, any or all of which may be greater than the rights of common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock could have the effect of delaying, deferring, or preventing a change in our control or other corporate action. Upon the completion of this offering, no shares of preferred stock will be outstanding, and we have no present plan to issue any shares of preferred stock.

Common Stock Options

As of March 31, 2021, we had outstanding options to purchase an aggregate of 41,896,057 shares of our common stock, with a weighted-average exercise price of $0.27 per share, under our 2014 Plan.

Registration Rights

After the completion of this offering, under our amended and restated investor rights agreement, the holders of up to shares of common stock or their transferees, have the right to require us to register the offer and sale of their shares, or to include their shares in any registration statement we file, in each case as described below.

Demand registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain demand registration rights. At any time beginning after 180 days following the completion of this offering, the holders of at least 50% of the shares having registration rights then outstanding can request that we file a registration statement to register the offer and sale of their shares. We are only obligated to effect up to two such registrations. Each such request for registration must cover securities the anticipated aggregate gross proceeds of which, before deducting underwriting discounts and expenses, is at least $20.0 million. These demand registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. If we determine that it would be materially detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Form S-3 registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain Form S-3 registration rights. At any time after 180 days following the completion of this offering when we are eligible to file a registration statement on Form S-3, the holders of the shares having these rights then outstanding can request that we register the offer and sale of their shares of our common stock on a registration statement on Form S-3 so long as the request covers securities the anticipated aggregate public offering price of which is at least $1.0 million. These stockholders may make an unlimited number of requests for registration on a registration statement on Form S-3. However, we will not be required to effect a registration on Form S-3 if we have effected two such registrations within the twelve-month period preceding the date of the request. These Form S-3 registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances. Additionally, if we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than once in any twelve-month period, for a period of up to 90 days.

Piggyback registration rights

After the completion of this offering, the holders of up to shares of our common stock will be entitled to certain “piggyback” registration rights. If we propose to register the offer and sale of shares of our common stock under the Securities Act, all holders of these shares then outstanding can request that we include their shares in such registration, subject to certain marketing and other limitations, including the right of the underwriters to limit the number of shares included in any such registration statement under certain circumstances. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (1) a registration related to any employee benefit plan or a corporate reorganization or other transaction covered by Rule 145 promulgated under the Securities Act, (2) a registration relating to the offer and sale of debt securities, (3) a registration on any registration form that does not permit secondary sales, or (4) a registration pursuant to the demand or Form S-3 registration rights described in the preceding two paragraphs above, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.

Expenses of registration

We will pay expenses up to $50,000 relating to any demand registrations, Form S-3 registrations, and piggyback registrations, subject to specified exceptions.

Termination

The registration rights terminate upon the earliest of (1) the date that is three years after the completion of this offering, (2) immediately prior to the completion of certain liquidation events and (3) as to a given holder of registration rights, the date after the completion of this offering when such holder of registration rights can sell all of such holder’s registrable securities during any ninety day period pursuant to Rule 144 promulgated under the Securities Act and such holder holds less than one percent (1%) of our outstanding securities.

Anti-Takeover Effects of Certain Provisions of Delaware Law, our Amended and Restated Certificate of Incorporation and our Amended and Restated Bylaws

Certain provisions of Delaware law and certain provisions that will be included in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred stock

Our amended and restated certificate of incorporation will contain provisions that permit our board of directors to issue, without any further vote or action by the stockholders, shares of preferred stock in one or more series and, with respect to each such series, to fix the number of shares constituting the series and the designation of the series, the voting rights (if any) of the shares of the series and the powers, preferences or relative, participation, optional and other special rights, if any, and any qualifications, limitations, or restrictions, of the shares of such series.

Classified board

Our amended and restated certificate of incorporation will provide that our board of directors is divided into three classes, designated Class I, Class II, and Class III. Each class will be an equal number of directors, as nearly as possible, consisting of one third of the total number of directors constituting the entire board of directors. The term of initial Class I directors shall terminate on the date of the 2022 annual meeting, the term of the initial Class II directors shall terminate on the date of the 2023 annual meeting, and the term of the initial Class III directors shall terminate on the date of the 2024 annual meeting. At each annual meeting of stockholders beginning in 2022, the class of directors whose term expires at that annual meeting will be subject to reelection for a three-year term. If the number of directors is changed, any newly created directorships or decrease in directorships shall be so apportioned among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the board of directors shall shorten the term of any incumbent director.

Removal of directors

Our amended and restated certificate of incorporation will provide that for so long as the board of directors is classified and subject to the rights of holders of preferred stock then outstanding, stockholders may only remove a director for cause by a vote of no less than a majority of the voting power of the issued and outstanding capital stock of the shares entitled to vote in the election of directors.

Director vacancies

Subject to the rights of any then-outstanding preferred stockholders, our amended and restated certificate of incorporation will authorize only our board of directors (and not the stockholders) to fill vacant or newly created directorships.

No cumulative voting

Our amended and restated certificate of incorporation will provide that stockholders do not have the right to cumulate votes in the election of directors.

Special meetings of stockholders

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, except as otherwise required by law and subject to the terms of any series of preferred stock then outstanding, special meetings of the stockholders may be called only by the Chair of our board of directors, by our President or by our Chief Executive Officer or by our board of directors acting pursuant to a resolution adopted by a majority of the whole board.

Advance notice procedures for director nominations

Our amended and restated bylaws will provide that stockholders seeking to nominate candidates for election as directors at an annual or special meeting of stockholders, or to propose business at a special meeting, must provide timely notice thereof in writing. To be timely, a stockholder’s notice generally will have to be delivered to and received at our principal executive offices not later than 90 nor earlier than

120 days prior to the day of the first anniversary of the preceeding year’s annual meeting of stockholders. The amended and restated bylaws may have the effect of precluding our stockholders from bringing business matters before an annual meeting or making nominations for directors at meetings of stockholders if the proper procedures are not followed. These provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of the company.

Action by written consent

Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, subject to the rights of holders of preferred stock then outstanding, any action to be taken by the stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by written consent.

Amending our certificate of incorporation and bylaws

Our amended and restated certificate of incorporation may be amended or altered in any manner provided by the Delaware General Corporation Law, or the DGCL. Our amended and restated bylaws may be adopted, amended, or repealed by stockholders entitled to vote upon approval of at least majority of the voting power of all the then outstanding shares of the common stock, except for any amendment of the above, and certain other, provisions, which would require the approval of at least two-thirds of the total voting power of our outstanding capital stock. Additionally, our amended and restated certificate of incorporation will provide that our bylaws may be amended, altered, or repealed by the board of directors.

Authorized but unissued shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval, except as required by the listing standards of Nasdaq, and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions, and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger, or otherwise.

Exclusive jurisdiction

Our amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another State court in Delaware or the Federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a claim of breach of fiduciary duty owed by any director, stockholder, officer, or other employee of the Company to the Company or the Company’s stockholders, any action asserting a claim arising pursuant to the DGCL, any action regarding our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us that is governed by the internal affairs doctrine. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction. Our amended and restated bylaws further provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act, against any person in connection with any offering of the Company’s securities, including, without limitation and for the avoidance of doubt, any auditor, underwriter, expert, control person, or other defendant. Any person or entity purchasing or otherwise acquiring any interest in our securities shall be deemed to have notice of and consented to these provisions. Although we believe these provisions benefit us by providing increased consistency in the application of law for the specified types of actions and proceedings, the provisions may have the effect of discouraging lawsuits against us or our directors and officers. There is uncertainty as to whether a court would enforce such provisions, and the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings. We also note that stockholders cannot waive compliance (or consent to noncompliance) with the federal securities laws and the rules and regulations thereunder. See the section titled “Risk factors—Our amended and restated bylaws that will become effective upon the closing of this offering provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.”

Business combinations with interested stockholders

We are governed by Section 203 of the DGCL. Subject to certain exceptions, Section 203 of the DGCL prohibits a public Delaware corporation from engaging in a business combination (as defined in such section) with an “interested stockholder” (defined generally as any person who beneficially owns 15% or more of the outstanding voting stock of such corporation or any person affiliated with such person) for a period of three years following the time that such stockholder became an interested stockholder, unless (i) prior to such time the board of directors of such corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of such corporation at the time the transaction commenced (excluding for purposes of determining the voting stock of such corporation outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (A) by persons who are directors and also officers of such corporation and (B) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) at or subsequent to such time the business combination is approved by the board of directors of such corporation and authorized at a meeting of stockholders (and not by written consent) by the affirmative vote of at least 66 2/3% of the outstanding voting stock of such corporation not owned by the interested stockholder.

Our amended and restated certificate of incorporation and our amended and restated bylaws will generally provide that we must indemnify our directors and officers to the fullest extent authorized by the DGCL. We are expressly authorized to, and do, carry directors’ and officers’ insurance providing coverage for our directors, certain officers, and certain employees for some liabilities. We believe that these indemnification provisions and insurance are useful to attract and retain qualified directors and executive officers.

The limitation on liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, each investor’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Listing

We have applied to apply to list our common stock on the Nasdaq Global Market under the symbol “NALU”.

Transfer agent and registrar

The transfer agent and registrar for our common stock is                 . The transfer agent and registrar’s address is                 .

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock, and although we expect that our common stock will be approved for listing on the Nasdaq Global Market, we cannot assure investors that there will be an active public market for our common stock following this offering. We cannot predict what effect, if any, sales of our shares in the public market or the availability of shares for sale will have on the market price of our common stock. Future sales of substantial amounts of common stock in the public market, including shares issued upon exercise of outstanding options, or the perception that such sales may occur, however, could adversely affect the market price of our common stock and also could adversely affect our future ability to raise capital through the sale of our common stock or other equity-related securities of ours at times and prices we believe appropriate.

Upon completion of this offering, based on our shares outstanding as of March 31, 2021 and after giving effect to the conversion of all of the shares of our convertible preferred stock outstanding at March 31, 2021, shares of our common stock will be outstanding, or shares of common stock if the underwriters exercise their option to purchase additional shares in full. All of the shares of common stock expected to be sold in this offering will be freely tradable without restriction or further registration under the Securities Act unless held by our “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining outstanding shares of our common stock will be deemed “restricted securities” as that term is defined under Rule 144. Restricted securities may be sold in the public market only if their offer and sale is registered under the Securities Act or if the offer and sale of those securities qualify for an exemption from registration, including exemptions provided by Rules 144 and 701 under the Securities Act, which are summarized below.

As a result of the lock-up agreements and market stand-off provisions described below and the provisions of Rules 144 or 701 and no exercise of the underwriters’ option to purchase additional shares, the shares of our common stock that will be deemed “restricted securities” will be available for sale in the public market following the completion of this offering as follows:

•	shares will be eligible for sale on the date of this prospectus; and

•	additional shares will be eligible for sale upon expiration of the lock-up agreements and market stand-off provisions described below, beginning 181 days after the date of this prospectus.

Lock-Up Agreements and Market Stand-Off Agreements

Our officers, directors, and the holders of substantially all of our capital stock, options, and warrants have entered into market stand-off agreements with us and have entered into or will enter into lock-up agreements with the underwriters, whereby they have agreed, for a period of 180 days after the date of this prospectus, subject to certain exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, request, or demand that we file a registration statement related to our common stock or enter into any hedging, swap, or other agreement that transfers to another, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock J.P. Morgan Securities LLC and BofA Securities, Inc may, in their sole discretion and at any time or from time to time before the termination of the lock-up period, in certain cases without public notice, release all or any portion of the securities subject to lock-up agreements. There are no existing agreements between the underwriters and any of our stockholders who will execute a lock-up agreement providing consent to the sale of shares prior to the expiration of the lock-up period. Upon the expiration of the lock-up period, substantially all of the shares subject to such lock-up restrictions will become eligible for sale, subject to the limitations discussed above. See the section titled “Underwriting” for additional information.

Rule 144

Rule 144, as currently in effect, generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who is not deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our capital stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144 without complying with the volume limitation, manner of sale or notice conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable). If such stockholder has beneficially owned the shares of our capital stock proposed to be sold for at least one year, then such person is entitled to sell such shares in reliance upon Rule 144 without complying with any of the conditions of Rule 144 (subject to the lock-up agreement referred to above, if applicable).

Rule 144 also provides that a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days and who has beneficially owned the shares of our common stock proposed to be sold for at least six months is entitled to sell such shares in reliance upon Rule 144, upon expiration of any applicable lock-up agreements and within any three month period beginning 90 days after the date of this prospectus a number of shares that does not exceed the greater of the following:

•

1% of the number of shares of our capital stock then outstanding, which will equal shares immediately after the completion of this offering, assuming no exercise by the underwriters of their option to purchase additional shares; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales of our capital stock made in reliance upon Rule 144 by a stockholder who is deemed to have been one of our affiliates at any time during the preceding 90 days are also subject to the current public information, manner of sale and notice conditions of Rule 144. Notwithstanding the availability of Rule 144, the holders of substantially all of our restricted securities have entered into lock-up agreements as referenced above and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701 generally provides that, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is not deemed to have been one of our affiliates at any time during the preceding 90 days may sell such shares in reliance upon Rule 144 without complying with the current public information or holding period conditions of Rule 144. Rule 701 also provides that a stockholder who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract and who is deemed to have been one of our affiliates during the preceding 90 days may sell such shares under Rule 144 without complying with the holding period condition of Rule 144. However, all stockholders who purchased shares of our common stock pursuant to a written compensatory benefit plan or contract are required to wait until 90 days after the date of this prospectus before selling such shares pursuant to Rule 701.

Registration Rights

After the completion of this offering, the holders of up to shares of our common stock will, subject to the lock-up agreements referred to above, be entitled to certain rights with respect to the registration of such shares under the Securities Act. The registration of these shares of our common stock under the Securities Act would result in these shares becoming eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration, subject to the Rule 144 limitations applicable to affiliates. See the section titled “Description of Capital Stock—Registration Rights” for a description of these registration rights.

Registration Statement

After the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to equity awards outstanding or reserved for issuance under our equity compensation plans. The shares of our common stock covered by such registration statement will be eligible for sale in the public market without restriction under the Securities Act immediately upon the effectiveness of such registration statement, subject to vesting restrictions, the conditions of Rule 144 applicable to affiliates, and any applicable market stand-off agreements and lock-up agreements. See the section titled “Executive Compensation—Employee Benefit and Stock Plans” for a description of our equity compensation plans.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax considerations of the ownership and disposition of our common stock acquired in this offering by a “non-U.S. holder” (as defined below), but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Code, Treasury Regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax considerations different from those set forth below. We have not sought, and do not intend to seek, any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary, and there can be no assurance that the IRS or a court will agree with such statements and conclusions.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state, or local jurisdiction or under U.S. federal gift and estate tax rules, and does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies, regulated investment companies, real estate investment trusts or other financial institutions;

•	tax-exempt organizations or governmental organizations;

•	persons subject to the alternative minimum tax or the Medicare surtax on net investment income;

•	pension plans and tax-qualified retirement plans;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities;

•	persons that own, or are deemed to own, more than 5% of our capital stock (except to the extent specifically set forth below);

•	certain former citizens or long-term residents of the United States;

•	partnerships (or entities or arrangements classified as such for U.S. federal income tax purposes), other pass-through entities and investors therein;

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option;

•

persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an “applicable financial statement” as defined in Section 451(b) of the Code;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment); or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership, entity, or arrangement classified as a partnership or flow-through entity for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner, upon the activities of the partnership or other entity and on certain determinations made at the partner level. A partner in a partnership or other such entity that will hold our common stock should consult his, her or its tax advisor regarding the tax considerations of the ownership and disposition of our common stock through a partnership or other such entity, as applicable.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax considerations of the purchase, ownership, and disposition of our common stock arising under the U.S. federal gift or estate tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock that, for U.S. federal income tax purposes, is not a partnership (including any entity or arrangement treated as a partnership and the equity holders therein) or:

•	an individual who is a citizen or resident of the United States;

•

a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof, or otherwise treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•

a trust (x) whose administration is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust (within the meaning of Section 770(a)(30) of the Code) or (y) that has made a valid election under applicable Treasury Regulations to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have not declared or paid any cash dividends on our capital stock since inception, and we do not anticipate paying any cash dividends following the completion of this offering. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, the excess will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussions below on effectively connected income and in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA”, any dividend paid to you generally will be subject to U.S. federal withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. In order to receive a reduced treaty rate, you must provide us with a properly executed IRS Form W-8BEN or IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. Under applicable Treasury Regulations, we may withhold up to 30% of the gross amount of the entire distribution even if the amount constituting a dividend, as described above, is less than the gross amount. If you are eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty, you may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. You should consult your tax advisor regarding your entitlement to benefits under any applicable tax treaty. If you hold our common stock through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are treated as effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, are attributable to a permanent establishment or fixed base maintained by you in the United States) are generally exempt from the 30% U.S. federal withholding tax, subject to the discussion below in the sections titled “—Backup Withholding and Information Reporting” and “—Foreign Account Tax Compliance Act, or FATCA.” In order to obtain this exemption, you must provide us with a properly executed IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to U.S. federal withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits, subject to an applicable income tax treaty providing otherwise. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty between the United States and your country of residence. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion in the section titled “—Backup Withholding and Information Reporting,” you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•

the gain is effectively connected with your conduct of a U.S. trade or business (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment or fixed base maintained by you in the United States);

•

you are an individual who is present in the United States for a period or periods aggregating 183 days or more during the taxable year in which the sale or disposition occurs and certain other conditions are met; or

•

our common stock constitutes a United States real property interest, or USRPI by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock, unless our common stock is regularly traded on an established securities market and you hold no more than 5% of our outstanding common stock, directly, indirectly and constructively, at all times, during the shorter of the five-year period ending on the date of the taxable disposition or your holding period for our common stock.

We believe that we are not currently and will not become a USRPHC for U.S. federal income tax purposes, and the remainder of this discussion so assumes. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our U.S. and worldwide real property interests plus our other business assets, there can be no assurance that we will not become a USRPHC in the future. If our common stock constitutes a USRPI and either our common stock is not regularly traded on an established securities market or you hold more than 5% of our outstanding common stock, directly, indirectly, and constructively, during the applicable testing period, you will generally be taxed on any gain in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the branch profits tax generally will not apply. If our common stock constitutes a USRPI and our common stock is not regularly traded on an established securities market, your proceeds on the disposition of shares will also generally be subject to withholding at a rate of 15%. You are encouraged to consult your own tax advisors regarding the possible consequences to you if we are, or were to become, a USRPHC.

If you are a non-U.S. holder described in the first bullet point above, you will be required to pay tax on the gain derived from the sale (net of certain deductions and credits) or other disposition of our common stock under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet point above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet point above, you will be subject to tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale or other disposition of our common stock, which gain may be offset by certain U.S. source capital losses for the year, provided you have timely filed U.S. federal income tax returns with respect to such losses. You should consult your tax advisor regarding any applicable income tax or other treaties that may provide for different rules.

Backup Withholding and Information Reporting

Generally, we or the applicable agent must report annually to the IRS the amount of dividends paid to you and the amount of tax withheld, if any. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends on, or of proceeds from, the disposition of our common stock made to you may also be subject to backup withholding at a current rate of 24% and information reporting unless you establish an exemption, for example, by properly certifying your non-U.S. status on a properly completed IRS Form W-8BEN or W-8BEN-E or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance Act, or FATCA

The Foreign Account Tax Compliance Act, Treasury Regulations issued thereunder and official IRS guidance, collectively “FATCA,” generally impose a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “foreign financial institution” (as specially defined under these rules), unless otherwise provided by the Treasury Secretary or such institution enters into an agreement with the U.S. government to, among other things, withhold on certain payments and to collect and provide to the U.S. tax authorities certain information regarding certain U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. Subject to the following paragraph, FATCA also generally imposes a U.S. federal withholding tax of 30% on dividends on and the gross proceeds from a sale or other disposition of our common stock paid to a “non-financial foreign entity” (as specially defined under these rules) unless otherwise provided by the Treasury Secretary or such entity provides the withholding agent with a certification identifying the substantial direct and indirect U.S. owners of the entity, certifies that it does not have any substantial U.S. owners, or otherwise establishes an exemption. The withholding tax will apply regardless of whether the payment otherwise would be exempt from U.S. nonresident and backup withholding tax, including under the other exemptions described above. Under certain circumstances, a non-U.S. holder might be eligible for refunds or credits of such taxes. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this section. Prospective investors should consult with their own tax advisors regarding the application of FATCA withholding to their investment in, and ownership and disposition of, our common stock.

The Treasury Secretary has issued proposed Treasury Regulations, which, if finalized in their present form, would eliminate withholding under FATCA with respect to payment of gross proceeds from a sale or other disposition of our common stock. In its preamble to such proposed Treasury Regulations, the Treasury Secretary stated that taxpayers may generally rely on the proposed Treasury Regulations until final regulations are issued.

The preceding discussion of U.S. federal tax considerations is for general information only. It is not tax advice to investors in their particular circumstances. Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state, and local and non-U.S. tax considerations of purchasing, holding, and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITING

We are offering the shares of common stock described in this prospectus through a number of underwriters. J.P. Morgan Securities LLC, BofA Securities, Inc., and William Blair & Company, L.L.C. are acting as joint book -running managers of the offering and as representatives of the underwriters. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and each underwriter has severally agreed to purchase, at the public offering price less the underwriting discounts and commissions set forth on the cover page of this prospectus, the number of shares of common stock listed next to its name in the following table:

Name	Number of Shares
J.P. Morgan Securities LLC
BofA Securities, Inc. William Blair & Company, L.L.C.
BTIG, LLC
JMP Securities, LLC

Total

The underwriters are committed to purchase all the common shares offered by us if they purchase any shares. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may also be increased or the offering may be terminated.

The underwriters propose to offer the common shares directly to the public at the initial public offering price set forth on the cover page of this prospectus and to certain dealers at that price less a concession not in excess of $                 per share. Any such dealers may resell shares to certain other brokers or dealers at a discount of up to $                 per share from the initial public offering price. After the initial offering of the shares to the public, if all of the common shares are not sold at the initial public offering price, the underwriters may change the offering price and the other selling terms. Sales of any shares made outside of the United States may be made by affiliates of the underwriters.

The underwriters have an option to buy up to                  additional shares of common stock from us to cover sales of shares by the underwriters which exceed the number of shares specified in the table above. The underwriters have 30 days from the date of this prospectus to exercise this option to purchase additional shares. If any shares are purchased with this option to purchase additional shares, the underwriters will purchase shares in approximately the same proportion as shown in the table above. If any additional shares of common stock are purchased, the underwriters will offer the additional shares on the same terms as those on which the shares are being offered.

The underwriting fee is equal to the public offering price per share of common stock less the amount paid by the underwriters to us per share of common stock. The underwriting fee is $                 per share. The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares.

	Without option to purchase additional shares exercise	With full option to purchase additional shares exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, including registration, filing and listing fees, printing fees, and legal and accounting expenses, but excluding the underwriting discounts and commissions, will be approximately $                . We have also agreed to reimburse the underwriters for certain of their expenses in an amount up to $                .

A prospectus in electronic format may be made available on the web sites maintained by one or more underwriters, or selling group members, if any, participating in the offering. The underwriters may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters and selling group members that may make Internet distributions on the same basis as other allocations.

We have agreed that we will not (i) offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, or submit to, or file with, the Securities and Exchange Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exercisable or exchangeable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, loan, disposition, or filing, or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any shares of common stock or any such other securities (regardless of whether any of these transactions are to be settled by the delivery of shares of common stock or such other securities, in cash or otherwise), in each case without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc. for a period of 180 days after the date of this prospectus, other than the shares of our common stock to be sold in this offering.

The restrictions on our actions, as described above, do not apply to certain transactions, including (i) the issuance of shares of common stock or securities convertible into or exercisable for shares of our common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options (including net exercise) or the settlement of RSUs (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus; (ii) grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of our common stock or securities convertible into or exercisable or exchangeable for shares of our common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients enter into a lock-up agreement with the underwriters; (iii) the issuance of up to 5% of the outstanding shares of our common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for, our common stock, immediately following the closing of this offering, in connection with one or more acquisitions of a company or business, assets or technology of another person or entity, joint ventures, commercial relationships or strategic alliances (including marketing or distribution arrangements, collaboration agreements or intellectual property licensing agreements) or other similar strategic transactions, provided that such recipients enter into a lock-up agreement with the underwriters; or (iv) our filing of any registration statement on Form S-8 relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.

Our directors and executive officers, and substantially all of our shareholders (such persons, the “lock-up parties”) have entered into lock-up agreements with the underwriters prior to the commencement of this offering pursuant to which each lock-up party, with limited exceptions, for a period of 180 days after the date of this prospectus (such period, the “restricted period”), may not (and may not cause any of their direct or indirect affiliates to), without the prior written consent of J.P. Morgan Securities LLC and BofA Securities, Inc., (1) offer, pledge, sell, contract to sell, sell any option, or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, hedge, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock (including, without limitation, common stock, or such other securities which may be deemed to be beneficially owned by such lock-up parties in accordance with the rules and regulations of the SEC and securities which may be issued upon exercise of a stock option or warrant (collectively with the common stock, the “lock-up securities”)), (2) enter into any hedging, swap, or other agreement or transaction that transfers, in whole or in part, any of the economic consequences of ownership of the lock-up securities, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of lock-up securities, in cash or otherwise, (3) make any demand for, or exercise any right with respect to, the registration of any lock-up securities, or (4) publicly disclose the intention to do any of the foregoing. Such persons or entities have further acknowledged that these undertakings preclude them from engaging in any hedging or other transactions or arrangements (including, without limitation, any short sale or the purchase or sale of, or entry into, any put or call option, or combination thereof, forward, swap, or any other derivative transaction or instrument, however described or defined) designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition or transfer (by any person or entity, whether or not a signatory to such agreement) of any economic consequences of ownership, in whole or in part, directly or indirectly, of any lock-up securities, whether any such transaction or arrangement (or instrument provided for thereunder) would be settled by delivery of lock-up securities, in cash or otherwise.

The restrictions described in the immediately preceding paragraph and contained in the lock-up agreements between the underwriters and the lock-up parties do not apply, subject in certain cases to various conditions, to certain transactions, including (a) transfers or dispositions of lock-up securities: (i) as a bona fide gift or gifts, or for bona fide estate planning purposes, (ii) by will, testamentary document, or intestacy, (iii) to any member of a lock-up party’s immediate family or any trust or other entity formed for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or if the lock-up party is a trust, to a trustor or beneficiary of the trust or to the estate of a beneficiary of such trust, (iv) to any corporation, partnership, limited liability company, trust or other entity of which the lock-up party or one or more members of the immediate family of the lock-up party are directly or indirectly the legal and beneficial owner of all of the outstanding equity securities or similar interests, (v) to a nominee or custodian of a person or entity to whom a disposition or transfer would be permissible under clauses (i) through (iv), (vi) in the case of a corporation, partnership, limited liability company, trust, or other business entity, (A) to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate of the lock-up party, or to any investment fund or other entity controlling, controlled by, managing, or managed by or under common control with the lock-up party or its affiliates (including, where the undersigned is a partnership, to its general partner or a successor partnership or fund or any other funds managed by such partnership) or (B) as part of a distribution to or other transfer to general or limited partners, members or stockholders of, or other holders of equity in, the lock-up party; (vii) by operation of law, (viii) to us from an employee or other service provider upon death, disability, or termination of employment or service relationship of such employee or service provider, (ix) as part of a sale of lock-up securities acquired in open market transactions after the completion of this offering, (x) to us in connection with the vesting, settlement, or exercise of restricted stock units, options, warrants, or other rights to purchase shares of our common stock (including “net” or “cashless” exercise), including for the payment of exercise price and tax and remittance payments, (xi) pursuant to a bona fide third-party tender offer, merger, consolidation, or other similar transaction approved by our board of directors and made to all shareholders involving a change in control, provided that if such transaction is not completed, all such lock-up securities would remain subject to the restrictions in the immediately preceding paragraph, or (xii) in connection with the conversion of our outstanding preferred stock into shares of common stock as disclosed in this prospectus, provided that any such shares of common stock received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (b) exercise of the options, settlement of RSUs or other equity awards, or the exercise of warrants granted pursuant to plans described in this prospectus, provided that any lock-up securities received upon such exercise, vesting, or settlement would be subject to restrictions similar to those in the immediately preceding paragraph; (c) the conversion of outstanding preferred stock, warrants to acquire preferred stock, or convertible securities into shares of our common stock or warrants to acquire shares of our common stock, provided that any common stock or warrant received upon such conversion would be subject to restrictions similar to those in the immediately preceding paragraph; (d) the establishment by lock-up parties of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plan does not provide for the transfer of lock-up securities during the restricted period.

J.P. Morgan Securities LLC and BofA Securities, Inc., in their sole discretion, may release the securities subject to any of the lock-up agreements with the underwriters described above, in whole or in part at any time.

Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that certain holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, an shareholder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, lend, or otherwise dispose of or attempt to sell short sell, transfer, hedge, pledge, lend or otherwise dispose of, their equity interests at any time after the closing of this offering.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We will apply to have our common stock approved for listing/quotation on the Nasdaq Global Market under the symbol “NALU”.

In connection with this offering, the underwriters may engage in stabilizing transactions, which involves making bids for, purchasing and selling shares of common stock in the open market for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress. These stabilizing transactions may include making short sales of common stock, which involves the sale by the underwriters of a greater number of shares of common stock than they are required to purchase in this offering, and purchasing shares of common stock on the open market to cover positions created by short sales. Short sales may be “covered” shorts, which are short positions in an amount not greater than the underwriters’ option to purchase additional shares referred to above, or may be “naked” shorts, which are short positions in excess of that amount. The underwriters may close out any covered short position either by exercising their option to purchase additional shares, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared to the price at which the underwriters may purchase shares through the option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market that could adversely affect investors who purchase in this offering. To the extent that the underwriters create a naked short position, they will purchase shares in the open market to cover the position.

The underwriters have advised us that, pursuant to Regulation M of the Securities Act of 1933, they may also engage in other activities that stabilize, maintain, or otherwise affect the price of the common stock, including the imposition of penalty bids. This means that if the representatives of the underwriters purchase common stock in the open market in stabilizing transactions or to cover short sales, the representatives can require the underwriters that sold those shares as part of this offering to repay the underwriting discount received by them.

These activities may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock, and, as a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If the underwriters commence these activities, they may discontinue them at any time. The underwriters may carry out these transactions on the Nasdaq Global Market, in the over -the -counter market or otherwise.

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. In determining the initial public offering price, we and the representatives of the underwriters expect to consider a number of factors including:

•	the information set forth in this prospectus and otherwise available to the representatives;

•	our prospects and the history and prospects for the industry in which we compete;

•	an assessment of our management;

•	our prospects for future earnings;

•	the general condition of the securities markets at the time of this offering;

•	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies; and

•	other factors deemed relevant by the underwriters and us.

Neither we nor the underwriters can assure investors that an active trading market will develop for our common shares, or that the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each a “Relevant State”), no shares have been offered or will be offered pursuant to the offering to the public in that Relevant State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant State or, where appropriate, approved in another Relevant State and notified to the competent authority in that Relevant State, all in accordance with the Prospectus Regulation), except that offers of Shares may be made to the public in that Relevant State at any time under the following exemptions under the Prospectus Regulation:

•	to any legal entity which is a qualified investor as defined under Article 2 of the Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

•

in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of Shares shall require the company or any Representative to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged, and agreed to and with each of the underwriters and the company that it is a “qualified investor” within the meaning of Article 2(e) of the Prospectus Regulation. In the case of any shares being offered to a financial intermediary as that term is used in the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant State to qualified investors as so defined or in circumstances in which the prior consent of the underwriters have been obtained to each such proposed offer or resale.

For the purposes of this provision, the expression an “offer to the public” in relation to shares in any Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase or subscribe for any shares, and the expression “Prospectus Regulation” means Regulation (EU) 2017/1129.

Notice to Prospective Investors in the United Kingdom

No shares have been offered or will be offered pursuant to this offering to the public in the United Kingdom, prior to the publication of a prospectus in relation to the Shares which has been approved by the Financial Conduct Authority in accordance with the UK Prospectus Regulation, except that the Shares may be offered to the public in the United Kingdom at any time:

•	to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

•

to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of the Representatives for any such offer; or

•	in any other circumstances falling within Section 86 of the FSMA,

provided that no such offer of Shares shall require the company or any Manager to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the Shares in the United Kingdom means the communication in any form and by any means of sufficient information on the terms of the offer and any Shares to be offered so as to enable an investor to decide to purchase or subscribe for any Shares and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

In addition, in the United Kingdom, this offering document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the Shares in the United Kingdom within the meaning of the Financial Services and Markets Act 2000.

Any person in the United Kingdom that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the United Kingdom, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the Company, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (CISA). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in Monaco

The shares may not be offered or sold, directly or indirectly, to the public in Monaco other than by a Monaco Bank or a duly authorized Monegasque intermediary acting as a professional institutional investor which has such knowledge and experience in financial and business matters as to be capable of evaluating the risks and merits of an investment in the Company. Consequently, this prospectus may only be communicated to (i) banks, and (ii) portfolio management companies duly licensed by the “Commission de Contrôle des Activités Financières” by virtue of Law n° 1.338, of September 7, 2007, and authorized under Law n° 1.144 of July 26, 1991. Such regulated intermediaries may in turn communicate this prospectus to potential investors.

Notice to Prospective Investors in Australia

This prospectus:

•	does not constitute a disclosure document or a prospectus under Chapter 6D.2 of the Corporations Act 2001 (Cth) (the “Corporations Act”);

•

has not been, and will not be, lodged with the Australian Securities and Investments Commission (“ASIC”), as a disclosure document for the purposes of the Corporations Act and does not purport to include the information required of a disclosure document for the purposes of the Corporations Act; and

•

may only be provided in Australia to select investors who are able to demonstrate that they fall within one or more of the categories of investors, available under section 708 of the Corporations Act (“Exempt Investors”).

The shares may not be directly or indirectly offered for subscription or purchased or sold, and no invitations to subscribe for or buy the shares may be issued, and no draft or definitive offering memorandum, advertisement, or other offering material relating to any shares may be distributed in Australia, except where disclosure to investors is not required under Chapter 6D of the Corporations Act or is otherwise in compliance with all applicable Australian laws and regulations. By submitting an application for the shares, you represent and warrant to us that you are an Exempt Investor.

As any offer of shares under this document will be made without disclosure in Australia under Chapter 6D.2 of the Corporations Act, the offer of those securities for resale in Australia within 12 months may, under section 707 of the Corporations Act, require disclosure to investors under Chapter 6D.2 if none of the exemptions in section 708 applies to that resale. By applying for the shares you undertake to us that you will not, for a period of 12 months from the date of issue of the shares, offer, transfer, assign, or otherwise alienate those shares to investors in Australia except in circumstances where disclosure to investors is not required under Chapter 6D.2 of the Corporations Act or where a compliant disclosure document is prepared and lodged with ASIC.

Notice to Prospective Investors in New Zealand

This document has not been registered, filed with or approved by any New Zealand regulatory authority under the Financial Markets Conduct Act 2013 (the “FMA Act”). The shares may only be offered or sold in New Zealand (or allotted with a view to being offered for sale in New Zealand) to a person who:

•	is an investment business within the meaning of clause 37 of Schedule 1 of the FMC Act;

•	meets the investment activity criteria specified in clause 38 of Schedule 1 of the FMC Act;

•	is large within the meaning of clause 39 of Schedule 1 of the FMC Act;

•	is a government agency within the meaning of clause 40 of Schedule 1 of the FMC Act; or

•	is an eligible investor within the meaning of clause 41 of Schedule 1 of the FMC Act.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered pursuant to Article 4, Paragraph 1 of the Financial Instruments and Exchange Act. Accordingly, none of the shares nor any interest therein may be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any “resident” of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to or for the benefit of a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Act and any other applicable laws, regulations, and ministerial guidelines of Japan in effect at the relevant time.

Notice to Prospective Investors in Hong Kong

The shares have not been offered or sold and will not be offered or sold in Hong Kong, by means of any document, other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (the “SFO”) of Hong Kong and any rules made thereunder; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong) (the “CO”) or which do not constitute an offer to the public within the meaning of the CO. No advertisement, invitation, or document relating to the shares has been or may be issued or has been or may be in the possession of any person for the purposes of issue, whether in Hong Kong or elsewhere, which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made thereunder.

Notice to Prospective Investors in Singapore

Each representative has acknowledged that this prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, each representative has represented and agreed that it has not offered or sold any shares or caused the shares to be made the subject of an invitation for subscription or purchase and will not offer or sell any shares or cause the shares to be made the subject of an invitation for subscription or purchase, and has not circulated or distributed, nor will it circulate or distribute, this prospectus or any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares, whether directly or indirectly, to any person in Singapore other than:

•

to an institutional investor (as defined in Section 4A of the Securities and Futures Act (Chapter 289) of Singapore, as modified or amended from time to time (the “SFA”)) pursuant to Section 274 of the SFA;

•

to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA; or

•	otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•

a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities, or securities-based derivatives contracts (each term as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

•	to an institutional investor or to a relevant person, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities-based Derivatives Contracts) Regulations 2018.

Singapore SFA Product Classification — In connection with Section 309B of the SFA and the CMP Regulations 2018, unless otherwise specified before an offer of Notes, the Issuer has determined, and hereby notifies all relevant persons (as defined in Section 309A(1) of the SFA), that the Notes are “prescribed capital markets products” (as defined in the CMP Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).

Notice to Prospective Investors in China

This prospectus will not be circulated or distributed in the PRC and the shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this prospectus nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

Notice to Prospective Investors in Korea

The shares have not been and will not be registered under the Financial Investments Services and Capital Markets Act of Korea and the decrees and regulations thereunder (the “FSCMA”), and the shares have been and will be offered in Korea as a private placement under the FSCMA. None of the shares may be offered, sold, or delivered directly or indirectly, or offered or sold to any person for re-offering or resale, directly or indirectly, in Korea or to any resident of Korea except pursuant to the applicable laws and regulations of Korea, including the FSCMA and the Foreign Exchange Transaction Law of Korea and the decrees and regulations thereunder (the “FETL”). Furthermore, the purchaser of the shares shall comply with all applicable regulatory requirements (including but not limited to requirements under the FETL) in connection with the purchase of the shares. By the purchase of the shares, the relevant holder thereof will be deemed to represent and warrant that if it is in Korea or is a resident of Korea, it purchased the shares pursuant to the applicable laws and regulations of Korea.

Notice to Prospective Investors in Malaysia

No prospectus or other offering material or document in connection with the offer and sale of the shares has been or will be registered with the Securities Commission of Malaysia (“Commission”) for the Commission’s approval pursuant to the Capital Markets and Services Act 2007. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Malaysia other than (i) a closed end fund approved by the Commission; (ii) a holder of a Capital Markets Services License; (iii) a person who acquires the shares, as principal, if the offer is on terms that the shares may only be acquired at a consideration of not less than RM250,000 (or its equivalent in foreign currencies) for each transaction; (iv) an individual whose total net personal assets or total net joint assets with his or her spouse exceeds RM3 million (or its equivalent in foreign currencies), excluding the value of the primary residence of the individual; (v) an individual who has a gross annual income exceeding RM300,000 (or its equivalent in foreign currencies) per annum in the preceding twelve months; (vi) an individual who, jointly with his or her spouse, has a gross annual income of RM400,000 (or its equivalent in foreign currencies), per annum in the preceding twelve months; (vii) a corporation with total net assets exceeding RM10 million (or its equivalent in a foreign currencies) based on the last audited accounts; (viii) a partnership with total net assets exceeding RM10 million (or its equivalent in foreign currencies); (ix) a bank licensee or insurance licensee as defined in the Labuan Financial Services and Securities Act 2010; (x) an Islamic bank licensee or takaful licensee as defined in the Labuan Financial Services and Securities Act 2010; and (xi) any other person as may be specified by the Commission; provided that, in the each of the preceding categories (i) to (xi), the distribution of the shares is made by a holder of a Capital Markets Services License who carries on the business of dealing in securities. The distribution in Malaysia of this prospectus is subject to Malaysian laws. This prospectus does not constitute and may not be used for the purpose of public offering or an issue, offer for subscription or purchase, invitation to subscribe for, or purchase any securities requiring the registration of a prospectus with the Commission under the Capital Markets and Services Act 2007.

Notice to Prospective Investors in Taiwan

The shares have not been and will not be registered with the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be sold, issued or offered within Taiwan through a public offering or in circumstances which constitutes an offer within the meaning of the Securities and Exchange Act of Taiwan that requires a registration or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer, sell, give advice regarding or otherwise intermediate the offering and sale of the shares in Taiwan.

Notice to Prospective Investors in Saudi Arabia

This document may not be distributed in the Kingdom of Saudi Arabia except to such persons as are permitted under the Offers of Securities Regulations as issued by the board of the Saudi Arabian Capital Market Authority (“CMA”) pursuant to resolution number 2-11-2004 dated 4 October 2004 as amended by resolution number 1-28-2008, as amended (the “CMA Regulations”). The CMA does not make any representation as to the accuracy or completeness of this document and expressly disclaims any liability whatsoever for any loss arising from, or incurred in reliance upon, any part of this document. Prospective purchasers of the securities offered hereby should conduct their own due diligence on the accuracy of the information relating to the securities. If you do not understand the contents of this document, you should consult an authorized financial adviser.

Notice to Prospective Investors in Qatar

The shares described in this prospectus have not been, and will not be, offered, sold or delivered, at any time, directly or indirectly in the State of Qatar in a manner that would constitute a public offering. This prospectus has not been, and will not be, registered with or approved by the Qatar Financial Markets Authority or Qatar Central Bank and may not be publicly distributed. This prospectus is intended for the original recipient only and must not be provided to any other person. It is not for general circulation in the State of Qatar and may not be reproduced or used for any other purpose.

Notice to Prospective Investors in the Dubai International Financial Centre (“DIFC”)

This document relates to an Exempt Offer in accordance with the Markets Rules 2012 of the Dubai Financial Services Authority (“DFSA”). This document is intended for distribution only to persons of a type specified in the Markets Rules 2012 of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus supplement nor taken steps to verify the information set forth herein and has no responsibility for this document. The securities to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the securities offered should conduct their own due diligence on the securities. If you do not understand the contents of this document you should consult an authorized financial advisor.

In relation to its use in the DIFC, this document is strictly private and confidential and is being distributed to a limited number of investors and must not be provided to any person other than the original recipient, and may not be reproduced or used for any other purpose. The interests in the securities may not be offered or sold directly or indirectly to the public in the DIFC.

Notice to Prospective Investors in the United Arab Emirates

The shares have not been, and are not being, publicly offered, sold, promoted, or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering, and sale of securities. Further, this prospectus does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This prospectus has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority, or the Dubai Financial Services Authority.

Notice to Prospective Investors in Bermuda

Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003 of Bermuda which regulates the sale of securities in Bermuda. Additionally, non-Bermudian persons (including companies) may not carry on or engage in any trade or business in Bermuda unless such persons are permitted to do so under applicable Bermuda legislation.

Notice to Prospective Investors in the British Virgin Islands

The shares are not being, and may not be offered to the public or to any person in the British Virgin Islands for purchase or subscription by or on behalf of the Company. The shares may be offered to companies incorporated under the BVI Business Companies Act, 2004 (British Virgin Islands), “BVI Companies”), but only where the offer will be made to, and received by, the relevant BVI Company entirely outside of the British Virgin Islands.

Notice to Prospective Investors in Bahamas

Shares may not be offered or sold in The Bahamas via a public offer. Shares may not be offered or sold or otherwise disposed of in any way to any person(s) deemed “resident” for exchange control purposes by the Central Bank of The Bahamas.

Notice to Prospective Investors in South Africa

Due to restrictions under the securities laws of South Africa, no “offer to the public” (as such term is defined in the South African Companies Act, No. 71 of 2008 (as amended or re-enacted) (the “South African Companies Act”)) is being made in connection with the issue of the shares in South Africa. Accordingly, this document does not, nor is it intended to, constitute a “registered prospectus” (as that term is defined in the South African Companies Act) prepared and registered under the South African Companies Act and has not been approved by, and/or filed with, the South African Companies and Intellectual Property Commission or any other regulatory authority in South Africa. The shares are not offered, and the offer shall not be transferred, sold, renounced, or delivered, in South Africa or to a person with an address in South Africa, unless one or other of the following exemptions stipulated in section 96 (1) applies:

Section 96 (1) (a) the offer, transfer, sale, renunciation or delivery is to:

(i)	persons whose ordinary business, or part of whose ordinary business, is to deal in securities, as principal or agent;

(ii)	the South African Public Investment Corporation;

(iii)	persons or entities regulated by the Reserve Bank of South Africa;

(iv)	authorised financial service providers under South African law;

(v)	financial institutions recognised as such under South African law;

(vi)	a wholly-owned subsidiary of any person or entity contemplated in (c), (d) or (e), acting as agent in the capacity of an authorised portfolio manager for a pension fund, or as manager for a collective investment scheme (in each case duly registered as such under South African law); or

(vii)	any combination of the person in (i) to (vi); or

Section 96 (1) (b) the total contemplated acquisition cost of the securities, for any single addressee acting as principal is equal to or greater than ZAR1,000,000 or such higher amount as may be promulgated by notice in the Government Gazette of South Africa pursuant to section 96(2)(a) of the South African Companies Act.

Information made available in this prospectus should not be considered as “advice” as defined in the South African Financial Advisory and Intermediary Services Act, 2002.

Other Relationships

Certain of the underwriters and their affiliates have provided in the past to us and our affiliates and may provide from time to time in the future certain commercial banking, financial advisory, investment banking, and other services for us and such affiliates in the ordinary course of their business, for which they have received and may continue to receive customary fees and commissions. In addition, from time to time, certain of the underwriters and their affiliates may effect transactions for their own account or the account of customers, and hold on behalf of themselves or their customers, long or short positions in our debt or equity securities or loans, and may do so in the future.

LEGAL MATTERS

The validity of the issuance of our common stock offered in this prospectus will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, San Diego, California. Latham & Watkins LLP is acting as counsel for the underwriters. Certain members of, and investment partnerships comprised of members of, and persons associated with, Wilson Sonsini Goodrich & Rosati, Professional Corporation, own an interest representing less than one percent of the shares of our common stock.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, included in this prospectus, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to the Company’s ability to continue as a going concern). Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of our common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document is not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement in this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The SEC maintains an Internet website that contains the registration statement of which this prospectus forms a part, as well as the exhibits thereto. These documents, along with future reports, proxy statements, and other information about us, are available at the SEC’s website, www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and, in accordance with this law, will file periodic reports, proxy statements, and other information with the SEC. We also maintain a website at www.nalumed.com where these materials are available. Upon the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessible through, our website is not a part of this prospectus and the inclusion of our website address in this prospectus is an inactive textual reference only.

Nalu Medical, Inc. and Subsidiary

Report of Independent Registered Public Accounting Firm

To the stockholders and the Board of Directors of Nalu Medical, Inc.:

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Nalu Medical, Inc. and subsidiary (the “Company”) as of December 31, 2019 and 2020, the related consolidated statements of operations, comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2020, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has net losses and negative cash flows from operations since inception and has an accumulated deficit, that raise substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

San Diego, California

March 31, 2021

We have served as the Company’s auditor since 2020.

Nalu Medical, Inc. and Subsidiary

Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2019	2020

Assets

Current assets:
Cash and cash equivalents	$15,955	$50,624
Restricted cash	50	334
Accounts receivable, net	70	1,293
Inventories	5,312	13,546
Prepaid expenses and other current assets	442	834

Total current assets	21,829	66,631
Restricted cash, noncurrent	190	95
Property and equipment, net	832	873
Operating lease right-of-use assets	—	731
Other assets	23	367

Total assets	$22,874	$68,697

Liabilities, convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,309	$1,207
Accrued expenses and other current liabilities	1,277	2,908
Current portion of long-term debt	1,115	—
Convertible preferred stock warrant liability, current	40	—
Operating lease liabilities, current	—	157

Total current liabilities	3,741	4,272
Convertible preferred stock warrant liability	126	206
Operating lease liabilities, noncurrent	—	609
Deferred tax liability	—	89
Long-term debt, net of current portion	6,098	12,492

Total liabilities	9,965	17,668

Commitments and contingencies (Notes 5 and 6)

Convertible preferred stock, $0.0001 par value; 78,722,341 and 159,300,180 shares authorized as of December 31, 2019 and 2020, respectively; 78,463,148 and 158,660,554 shares issued and outstanding as of December 31, 2019 and 2020, respectively; aggregate liquidation preference of $68.3 million and $133.3 million as of December 31, 2019 and 2020, respectively	68,510	115,773

Stockholders’ deficit:
Common stock, $0.0001 par value; 114,000,000 and 231,000,000 shares authorized as of December 31, 2019 and 2020, respectively; 7,895,637 and 7,923,865 shares issued and outstanding as of December 31, 2019 and 2020, respectively	1	1
Additional paid-in capital	1,058	2,364
Accumulated other comprehensive income	13	37
Accumulated deficit	(56,673)	(67,146)

Total stockholders’ deficit	(55,601)	(64,744)

Total liabilities, convertible preferred stock and stockholders’ deficit	$22,874	$68,697

The accompanying notes are an integral part of these consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Consolidated Statements of Operations

	Year ended December 31,
(in thousands, except share and per share amounts)	2019	2020

Product revenue	$229	$3,795
Cost of product revenue	—	(2,717)
Gross profit	229	1,078

Operating expenses:
Research and development	13,620	14,838
Selling, general and administrative	4,997	13,435

Total operating expenses	18,617	28,273

Loss from operations	(18,388)	(27,195)

Other income (expense):
Interest and other income, net	382	245
Interest expense	(546)	(698)
Change in fair value of convertible preferred stock warrant liability	11	101

Net loss before income taxes	(18,541)	(27,547)
Provision for income taxes	(375)	(273)

Net loss	(18,916)	(27,820)
Deemed contribution on extinguishment of convertible preferred stock	—	17,347

Net loss attributable to common stockholders	$(18,916)	$(10,473)

Net loss per share attributable to common stockholders, basic and diluted	$(2.41)	$(1.32)

Weighted-average number of shares used in computing net loss per share attributable to common stockholders, basic and diluted	7,860,170	7,907,422

The accompanying notes are an integral part of these consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Consolidated Statements of Comprehensive Loss

	Year ended December 31,
(in thousands)	2019	2020

Net loss	$(18,916)	$(27,820)

Other comprehensive income:
Foreign currency translation adjustments	11	24

Comprehensive loss	$(18,905)	$(27,796)

The accompanying notes are an integral part of these consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
(in thousands, except share amounts)	Shares	Amount	Shares	Amount

Balance, January 1, 2019	78,463,148	$68,510	7,825,221	$1	$564	$2	$(37,757)	$(37,190)
Issuance of common stock upon exercise of stock options	—	—	70,416	—	12	—	—	12
Stock-based compensation	—	—	—	—	482	—	—	482
Foreign currency translation adjustments	—	—	—	—	—	11	—	11
Net loss	—	—	—	—	—	—	(18,916)	(18,916)

Balance, December 31, 2019	78,463,148	$68,510	7,895,637	$1	$1,058	$13	$(56,673)	$(55,601)

Issuance of Series C convertible preferred stock, net of issuance costs of $0.4 million	80,197,406	64,610	—	—	—	—	—	—
Deemed contribution on extinguishment of Series B convertible preferred stock	—	(17,347)	—	—	—	—	17,347	17,347
Issuance of common stock upon exercise of stock options	—	—	28,228	—	4	—	—	4
Stock-based compensation	—	—	—	—	1,302	—	—	1,302
Foreign currency translation adjustments	—	—	—	—	—	24	—	24
Net loss	—	—	—	—	—	—	(27,820)	(27,820)

Balance, December 31, 2020	158,660,554	$115,773	7,923,865	$1	$2,364	$37	$(67,146)	$(64,744)

The accompanying notes are an integral part of these consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Consolidated Statements of Cash Flows

	Year ended December 31,
(in thousands)	2019	2020

Cash flows from operating activities:
Net loss	$(18,916)	$(27,820)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	68	117
Amortization of right-of-use assets	—	162
Change in fair value of preferred stock warrants	(11)	(101)
Depreciation	310	372
Stock-based compensation	482	1,302
Gain on disposal of property and equipment	15	—
Provision for accounts receivable	—	156
Provision for inventories	—	70

Changes in operating assets and liabilities:
Inventories	(5,312)	(8,598)
Accounts receivable	(70)	(1,379)
Prepaid expenses and other current assets	15	(392)
Other assets	112	—
Accounts payable	(119)	(224)
Accrued expenses and other current liabilities	554	1,588
Operating lease liabilities	—	(166)
Deferred tax liability	—	89

Net cash used in operating activities	(22,872)	(34,824)

Cash flows from investing activities
Purchases of property and equipment	(287)	(119)

Net cash used in investing activities	(287)	(119)

Cash flows from financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	—	64,610
Proceeds from exercise of common stock	12	4
Proceeds from issuance of term loan, net of issuance costs	—	16,536
Proceeds from Paycheck Protection Program loan	—	767
Repayment of term loan	—	(12,000)
Principal payment on debt	(250)	—
Payments of deferred offering costs	—	(60)
Payments of financed insurance premiums	(26)	(80)

Net cash provided by (used in) financing activities	(264)	69,777

Effect of exchange rate on cash, cash equivalents and restricted cash	11	24

Net increase (decrease) in cash, cash equivalents and restricted cash	(23,412)	34,858
Cash and cash equivalents and restricted cash, beginning of period	39,607	16,195

Cash and cash equivalents and restricted cash, end of period	$16,195	$51,053

Supplemental disclosure of cash flow information
Cash paid for interest	$497	$562

Cash paid for income taxes	$1	$1

Supplemental disclosure of non-cash investing and financing activities
Purchase of property and equipment included in accounts payable	$2	$—

Issuance of convertible preferred stock warrants	$40	$141

Deemed contribution on extinguishment of convertible preferred stock	$—	$17,347

Right-of-use asset obtained in exchange for lease liability	$—	$893

Transfer from inventory to property and equipment	$—	$294

Deferred offering costs included in accounts payable and accrued liabilities	$—	$284

The accompanying notes are an integral part of these consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

1.	Organization and Basis of Presentation

Nalu Medical, Inc. and subsidiary (“Nalu” or the “Company”) is a medical technology company focused on developing and commercializing innovative and minimally invasive solutions for patients with chronic neuropathic pain. The Company was incorporated in Delaware on October 28, 2014, and is located in Carlsbad, California. Nalu is an early-stage medical device company, and since inception, has been engaged in organizational activities, including recruiting personnel, conducting research and development, and raising capital. In March 2019, the Company received product clearance from the Food and Drug Administration (“FDA”) for its Spinal Cord Stimulation (“SCS”) and Peripheral Nerve Stimulation (“PNS”) products and began commercializing these products in the U.S.

Going Concern

The Company has incurred net losses and negative cash flows from operations since inception and expects to continue to generate operating losses for the foreseeable future. As of December 31, 2020, the Company had an accumulated deficit of $67.1 million.

As of December 31, 2020, the Company had cash and cash equivalents of $50.6 million, which are available to fund future operations. The Company will need to raise additional capital to support the commercialization of its products and research and development activities. The Company’s activities are subject to significant risks and uncertainties, including the market acceptance of the Company’s products and the timing and extent of spending on research and development.

The Company believes that its cash and cash equivalents as of December 31, 2020 will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these consolidated financial statements. As a result, the Company will seek to raise additional capital from the issuance of equity securities or debt financings. The Company has the availability of an aggregate of $8.0 million under a Loan and Security Agreement with Silicon Valley Bank (“SVB”) and Oxford Finance LLC (“SVB Oxford Loan and Security Agreement”) upon satisfaction of certain milestones (see Note 7) and the intent to seek additional equity or debt financing, however, no assurance can be given as to whether additional needed financing will be available on terms acceptable to the Company, if at all. Accordingly, the Company believes that substantial doubt exists about its ability to continue as a going concern. If sufficient funds on acceptable terms are not available when needed, the Company may be required to significantly reduce its operating expenses. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in Australia. Intercompany accounts and transactions have been eliminated in consolidation.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made in the accompanying consolidated financial statements include, but are not limited to allowance for doubtful accounts, useful lives for property and equipment, incremental borrowing rate used in lease accounting, clinical study accruals, valuation of inventory, fair value of common stock, fair value of convertible preferred stock warrant liabilities, stock-based compensation, recoverability of the Company’s net deferred tax assets, and certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Segment

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company has primarily operated in the United States since its inception and has derived its revenue from sales to customers in the United States.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in reputable financial institutions in the U.S. and Australia. As of December 31, 2019 and 2020, cash and cash equivalents consisted of cash on deposit with U.S. banks denominated in U.S. dollars, an Australian bank denominated in Australian dollars, and investments in interest bearing money market accounts. Restricted cash represents cash used as collateral for a letter of credit for an operating lease as well as collateral for credit cards.

The reconciliation of cash, cash equivalents and restricted cash reported within the applicable consolidated balance sheet line items that sum to the total of the same such amount shown in the consolidated statements of cash flows is as follows (in thousands):

	December 31,
	2019	2020

Cash and cash equivalents	$15,955	$50,624
Restricted cash	50	334
Restricted cash, noncurrent	190	95

Total cash, cash equivalents and restricted cash	$16,195	$51,053

Fair Value of Financial Instruments

The Company determines the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction between market participants at the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

A fair value hierarchy has been established that gives precedence to fair value measurements calculated using observable inputs over those using unobservable inputs. This hierarchy prioritized the inputs into three broad levels as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company’s cash and cash equivalents, restricted cash, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s outstanding term loan is estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The Company determined the carrying amounts of the Company’s term loan approximate the fair value as the term loan bears an implicit borrowing rate and floating interest rate that approximates the market rates. The Company determined the fair value of the Company’s convertible preferred stock warrant liability using Level 3 inputs.

Accounts Receivable, Net

Accounts receivable are comprised primarily of amounts due from hospitals and ambulatory surgery centers for medical devices sold. Accounts receivable are recorded at invoiced amounts, net of any allowance for bad debts. The Company reviews its overall reserve adequacy by monitoring historical cash collections as a percentage of net revenue as well as other collection indicators. As of December 31, 2019, the Company did not have an allowance for doubtful accounts. As of December 31, 2020, the allowance for doubtful accounts was $0.2 million.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. At times, the Company’s cash balances with individual banking institutions will exceed the limits insured by the Federal Depository Insurance Corporation, however, the Company has not experienced any losses on such deposits, and the Company believes it is not exposed to significant risk on its cash balances.

Concentration of Customers

Five customers accounted for 36%, 21%, 18%, 11% and 10% of net revenues, respectively, for the year ended December 31, 2019. Two customers accounted for 19% and 17% of net revenues, respectively, for the year ended December 31, 2020.

Two customers accounted for 58% and 34% of trade accounts receivable, respectively, as of December 31, 2019. One customer accounted for 10% of trade accounts receivable as of December 31, 2020.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is generally determined using discrete costs of each item, which approximates the first-in, first-out method. The Company began capitalizing costs as inventory when the product candidate received regulatory clearance. Prior to regulatory clearance, the Company recorded inventory costs related to product candidates as research and development expenses, or if used in marketing evaluations, reported in general and administrative costs in the consolidated statements of operations.

The Company purchases raw materials in bulk and, for certain raw materials, transfers the material to a third-party vendor to convert the material to finished goods. The Company transfers the raw material to the third-party vendor at cost, which remains a part of the Company’s inventory as it is expected to be repurchased. The amount of consideration for such inventory is recorded as a vendor liability in accrued expenses and other current liabilities in the consolidated balance sheets until the finished goods manufactured are purchased by the Company from the vendor. The balances of the raw materials held by the vendor were $0.6 million and $0.4 million as of December 31, 2019 and 2020, respectively.

The carrying value of inventories is reduced for any difference between cost and net realizable value of inventories that are determined to be obsolete or unmarketable, based upon assumptions about future demand and market conditions. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors such as forecasted sales or usage, product expiration or end of life dates, estimated current and future market values, and new product introductions. Provisions associated with the slow-moving, overvalued, excess or obsolete inventories are recorded at the time of such determination. No such provisions were recorded as of December 31, 2019. As of December 31, 2020, the Company recorded inventory provisions of $0.1 million.

Property and Equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives. The general range of useful lives of property and equipment is as follows:

Estimated Useful Life

Furniture and fixtures	5 years
Equipment	2-5 years
Computer software	3 years
Tooling	3 years
Leasehold improvements	Lesser of lease term or 5 years

When assets are sold or retired, the cost and related accumulated depreciation and amortization are removed from the accounts, with any resulting gain or loss recorded in other income (expense) in the consolidated statements of operations. Costs of repairs and maintenance are expensed as incurred.

Impairment for Long-lived Assets

Long-lived assets, such as property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset or asset group to be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

group to its carrying value. If the carrying value of the long-lived asset or asset group is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values, and third-party independent appraisals, as considered necessary. There were no such impairment losses during the years ended December 31, 2019 and 2020.

Accrued Research and Development Costs

The Company accrues liabilities for estimated costs of research and development activities conducted by its third-party clinical research organizations that conduct and manage clinical studies on its behalf. The Company estimates clinical study expenses based on the services performed pursuant to the contracts with clinical research sites. In estimating service fees, the Company estimates the time-period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from the estimate, the Company will adjust the accrual accordingly. As actual costs become known, the Company adjusts its accrued liabilities. The Company has not experienced any material differences between accrued costs and actual costs incurred.

Accrued Warranty Liability

The Company provides a limited one- to five-year warranty that the Company’s products are free of material defects in workmanship and materials and conform to specifications, and offers to repair or replace defective product. The Company accrues the estimated cost of product warranties when the product sale occurs, based on the number of units sold, anticipated rates of warranty claims, and estimated cost per claim. The Company considers relevant pre-commercialization data (such as the results of clinical studies performed to date) as well as available industry data to estimate the warranty liability, and utilizes historical claims data as it becomes available. Should actual product failure rates and material usage costs differ from these estimates, revisions to the estimated warranty liability would be required. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as required. During the years ended December 31, 2019 and 2020, the Company recognized warranty expense of $2,000 and $38,000, respectively. As of December 31, 2019 and 2020, the Company recorded $2,000 and $40,000 of accrued warranty liability, respectively, which was included in the accrued expenses and other current liabilities in the accompanying consolidated balance sheets.

Leases

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), or ASU 842, as discussed below in the section titled “Recently Adopted Accounting Pronouncements”. Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and the current and noncurrent portions of the operating lease liability are included as operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at commencement date of the lease. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

any lease incentive received. The Company uses the implicit rate when readily determinable. As most of the Company’s leases do not provide an implicit interest rate, the Company uses incremental borrowing rates that reflect its own external borrowing rate and is risk-adjusted to approximate secured borrowing rates over similar terms. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected to exclude from its consolidated balance sheet recognition of leases having a term of 12 months or less (short-term leases) and elected to not separate lease components and non-lease components for its real estate lease.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, audit and filing fees relating to an initial public offering (“IPO”), are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. As of December 31, 2020, the Company recorded deferred offering costs of $0.3 million as other long-term assets in the consolidated balance sheets. No amounts were recorded as of December 31, 2019.

Convertible Preferred Stock Warrant Liability

The Company accounts for its convertible preferred stock warrants based upon the characteristics and provisions of the instruments. The Company accounts for its freestanding warrants on its Series A-2 and Series B convertible preferred stock as liabilities at fair value upon issuance primarily because the shares underlying the warrants contain contingent redemption features outside the control of the Company. As of December 31, 2019, the Company classified the corresponding Series B warrant liability as current on the consolidated balance sheet as there were not a sufficient amount of authorized Series B convertible preferred stock to allow for the exercise of the warrants on issuance and the warrants could require cash settlement. In June 2020, the Company authorized a sufficient amount of Series B convertible preferred stock to allow for the exercise of the warrants and classified the warrant liability as noncurrent on the consolidated balance sheets. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as the change in fair value of warrant liability recorded as a component of other income (expense), net in the consolidated statements of operations. The Company will continue to adjust the carrying value of the warrants until such time as these instruments are exercised or expire.

Defined Contribution Plan

The Company has a defined contribution retirement savings plan under Section 401(k) of the Internal Revenue Code. This plan allows eligible employees to defer a portion of their annual compensation on a pre-tax basis. The Company is authorized to make matching contributions but has not made such contributions for the years ended December 31, 2019 and 2020.

Revenue Recognition

On January 1, 2019, the Company adopted the accounting standard Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”). ASC 606 supersedes nearly all U.S. GAAP on revenue recognition and eliminates industry specific guidance.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The Company’s revenue is generated from the sale of products, which include hardware with embedded software and related hardware accessories (the “Nalu System”). The Company’s primary customers are hospitals, ambulatory surgery centers, and physician offices.

Under ASC 606, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by following a five step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Identify the contract with a customer. The Company generally considers completion of a Nalu order form (which incorporates by reference customer-specific pricing and Nalu’s standard terms and conditions) as a customer contract provided that collection is considered probable. The Company assesses customer creditworthiness based on credit checks, payment history, or other observable facts and circumstances.

Identify the performance obligations in the contract. Each implantable Nalu System (“Product Unit”) is considered one performance obligation. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Determine the transaction price and allocation to performance obligations. The transaction price in the Company’s customer contracts consists of fixed consideration, which is the invoiced price for each Product Unit. The Company’s arrangements do not have any variable consideration.

Allocate the transaction price to the performance obligations in the contract. Because the Company’s contracts have only one performance obligation, a standalone selling price allocation of the transaction price is not required. In cases where multiple Product Units are ordered in the same transaction but are delivered to the customer at different points in time, the Company allocates a proportionate amount of the transaction price to each Product Unit, since all units are subject to the same pricing terms.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for each Product Unit is recognized at a point in time, which is generally once the implantation procedure is complete. At this point, control transfers to the customer, the Company has a right to receive invoiced amounts for the Product Unit and has no remaining obligations. The Product Unit is delivered to the customer on the day of surgical implantation.

Cost of Product Revenue

Cost of product revenue primarily consists of acquisition costs of finished goods and components, scrap and inventory excess and obsolescence charges, warranty costs, distribution costs, packaging costs, and allocated costs including facilities and information technology. For the year ended December 31, 2019, the Company recorded no cost of product revenue as all finished goods sold were purchased prior to FDA clearance in March 2019 and was expensed through research and development costs in the consolidated statements of operations. For the years ended December 31, 2019 and 2020, the effect of sales of inventory expensed prior to FDA clearance was $0.2 million and $0.6 million, respectively.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Research and Development

Research and development expense, including new product development, regulatory compliance, and clinical research, is expensed as incurred.

Stock-based Compensation

The Company accounts for stock-based compensation arrangements using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options and restricted stock. The fair value method requires the Company to estimate the fair value of stock options to employees and nonemployees on the date of grant using the Black-Scholes option pricing model. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures of stock option grants as they occur.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company recognizes net deferred tax assets to the extent that the Company believes these assets are more likely than not to be realized. In making such a determination, management considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If management determines that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

The Company recognizes benefits of uncertain tax positions if it is more likely than not that such positions will be sustained upon examination based solely on their technical merit, as the largest amount of benefit that is more likely than not to be realized upon the ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit.

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiary located in Australia is the Australian Dollar. The consolidated balance sheets prepared in the functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period, except for stockholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated using a weighted-average rate during the year. The gains and losses that result from translating the balance sheets and statements of operations are recognized as a separate component of accumulated other comprehensive income or loss in the consolidated balance sheets. The Company records foreign currency transaction gains and losses as a component of other income (expense), net in the consolidated statements of operations at the time of settlement.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include convertible preferred stock, warrants, and common stock options. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Emerging Growth Company Status

The Company is expected to be an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncements

In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2018-07, Improvements to Nonemployee Share-Based Payment Accounting (Topic 718), which simplifies the accounting for share-based payments to nonemployees by aligning it with the accounting for share-based payments to employees, with certain exceptions. The Company adopted this standard on January 1, 2020 and the adoption of this standard did not have a material impact on its consolidated financial statements.

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which requires lessees to recognize a right-of-use (“ROU”) asset and lease liability on its consolidated balances sheets for all leases with a term longer than twelve months. Leases will be classified as finance or operating leases, with classification affecting the pattern and classification of expense recognition in the consolidated statements of operation. The Company adopted this standard in the fiscal year beginning January 1, 2020 using the modified retrospective approach with a cumulative-effect adjustment. Upon adoption of the standard, the Company recorded operating right-of-use assets of $0.9 million and operating lease liabilities of $0.9 million and derecognized the deferred rent liability of $39,000. Prior period amounts have not been adjusted and continue to be reported in accordance with the Company’s historical accounting under previous lease guidance, ASC 840: Leases (Topic 840). The Company elected practical expedients to not reassess whether any expired or existing contracts are or contain leases, carry forward its historical lease classification and determination of whether initial direct costs qualify for capitalization.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Recently Issued Accounting Pronouncements not yet Adopted

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The new standard is effective for the Company on January 1, 2023 to the extent the Company remains an emerging growth company, and early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements and related disclosures.

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The standard requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The effective date of this pronouncement is for fiscal years beginning after December 15, 2020, and interim periods within annual periods beginning after December 15, 2021, and early adoption is permitted. The new standard can be adopted either using the prospective or retrospective transition approach. The Company is currently evaluating the effects of adopting this ASU on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes. This standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing standards to improve consistent application. This new standard is effective for the Company in the fiscal year beginning January 1, 2022. An entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

3.	Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2019
	Level 1	Level 2	Level 3	Total

Assets:
Money market accounts	$15,203	$—	$—	$15,203

Total financial assets	$15,203	$—	$—	$15,203

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$166	$166

Total financial liabilities	$—	$—	$166	$166

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Money market accounts	$242	$—	$—	$242

Total financial assets	$242	$—	$—	$242

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$206	$206

Total financial liabilities	$—	$—	$206	$206

Valuation of Preferred Stock Warrant Liability

The convertible preferred stock warrant liability relates to certain convertible preferred stock warrants issued in connection with loan and security agreements with certain financial institutions (See Note 8). The fair value of the warrant liability was determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy.

The Company used a combination of the Black-Scholes option-pricing model and the probability-weighted expected return method, which incorporates assumptions and estimates, to value the convertible preferred stock warrant liability. The Company determined the fair value of the underlying convertible preferred stock based on third-party valuations using the most recent sales of its convertible preferred stock. The Company estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrant.

The following table provides the unobservable inputs incorporated into the valuation of the convertible preferred stock warrant liability:

	Year ended December 31,
	2019	2020

Expected stock price volatility	67.00%	43.00-68.00%
Risk-free interest rate	1.69 - 1.89%	0.10-1.69%
Expected term (years)	7.61 - 10.00	0.45-10.00
Expected dividend yield	0.00%	0.00%

The following table provides a rollforward of the aggregate fair values of the Company’s convertible preferred stock warrant liability, for which fair value is determined using Level 3 inputs (in thousands):

	Year ended December 31,
	2019	2020

Beginning balance	$137	$166
Issuance of warrants on convertible preferred stock	40	141
Change in fair value	(11)	(101)

Ending balance	$166	$206

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

4.	Balance Sheet Components

Inventories

Inventories consist of the following (in thousands):

	December 31,
	2019	2020

Finished goods	$2,295	$7,222
Raw materials	3,017	6,181
Inventory in transit	—	143

Total inventories	$5,312	$13,546

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,
	2019	2020

Equipment	$902	$1,165
Tooling	295	346
Computer software	221	229
Furniture and fixtures	105	105
Leasehold improvement	65	57

Total property and equipment	1,588	1,902
Less: Accumulated depreciation	(756)	(1,029)

Total property and equipment, net	$832	$873

The Company recognized depreciation for property and equipment amounted to $0.3 million and $0.3 million for the years ended December 31, 2019 and 2020, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,
	2019	2020

Accrued vendor liability	$414	$284
Accrued compensation and related benefits	369	1,611
Accrued professional service fees	318	676
Accrued research and development	49	38
Accrued warranty liability	2	40
Other	125	259

Total accrued expenses and other current liabilities	$1,277	$2,908

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

5.	Commitments and Contingencies

Operating Leases

In October 2018, the Company entered into a new lease agreement for office space, which consists of 11,329 rentable square feet located in Carlsbad, California. The lease commenced in March 2019 and ends in June 2024. In conjunction with the lease, the Company obtained a letter of credit for the benefit of the landlord in the amount of $0.2 million.

In connection with the lease, the Company recognized an operating lease right-of-use asset of $0.7 million and an aggregate lease liability of $0.8 million in its consolidated balance sheet as of December 31, 2020. The remaining lease term is 3 years and 6 months, and the estimated incremental borrowing rate is 6.6%.

As of December 31, 2020, the undiscounted lease payments under noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2021	$204
2022	252
2023	260
2024	133

Total undiscounted lease payments	849
Less: imputed interest	(83)

Total lease liabilities	$766

As of December 31, 2019, future minimum lease payments under noncancelable operating leases were as follows (in thousands):

Year ending December 31,

2020	$238
2021	204
2022	252
2023	260
2024	133

Total future minimum lease payments	$1,087

For the years ended December 31, 2019 and 2020, lease cost was $0.3 million and $0.2 million, respectively, and variable lease payments were $0.1 million and $0.1 million, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $0.2 million for the year ended December 31, 2020.

Letter of Credit

In 2018, the Company entered into a standby letter of credit (the “LOC”) with a financial institution for $0.2 million as per the terms and conditions of an operating lease. The LOC amount can be reduced to $0.1 million in March 2021 and further reduced to $47,000 in March 2022. Interest on any borrowings under the LOC accrue at a rate per annum equal to the lesser of (a) four percent above the Prime Rate

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

in effect from time to time, or (b) the maximum rate which is the maximum amount of interest permitted to be paid under applicable laws. The LOC renews automatically on an annual basis until the end of the lease term and is secured by restricted cash.

Litigation and Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

On February 28, 2020, Nevro Corp. (the “Plaintiff”) filed a lawsuit in the United States District Court for the District of Delaware asserting that the Nalu system infringes two patents. On June 1, 2020, the Plaintiff amended its complaint to add four more patents. The Company has answered the complaint and is engaged in discovery.

The Company is vigorously defending itself against this lawsuit. Given the uncertainty of litigation, it may be reasonably possible that the Company will incur a loss with regards to this matter; however, the Company is unable to reasonably predict the likelihood of success of Nevro’s claims against the Company, or to quantify the risk of loss, which could include financial consequences such as an obligation to pay license fees or royalties, damages, and attorney fees and court costs, and could result in an injunction preventing the Company from offering certain therapies with the Nalu system. Accordingly, the Company is unable at this time to estimate the overall effects, including the possible range of loss, that may result from this case on its financial condition, results of operations, or cash flows.

As of December 31, 2019 and 2020, the Company was not aware of any other currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its consolidated financial statements.

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board of Directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 31, 2019 and 2020, the Company had not incurred any material costs as a result of such indemnifications.

6.	License Agreements

AcceleMed-Stanford Sublicense Agreement

In June 2015, the Company entered into a sublicense agreement (or the “AcceleMed-Stanford Sublicense”), with AcceleMed LLC, (“AcceleMed”), pursuant to which AcceleMed granted the Company an exclusive or co-exclusive sublicense, with the right to grant onward sublicenses (subject to various restrictions), under certain patents and patent applications for use in the treatment or management of chronic neuropathic pain, urinary or bladder disease, and fecal incontinence or erectile dysfunction (the

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

“Field”), throughout the world. The Company’s Chairperson of the Board is a managing member of AcceleMed. AcceleMed licensed such patents and patent applications from the Board of Trustees of the Leland Stanford Junior University (“Stanford”), pursuant to a separate license agreement (the “Stanford License”).

In consideration of the Company’s rights under the AcceleMed-Stanford Sublicense, the Company agreed to pay AcceleMed a non-refundable license issue fee of $35,000, annual maintenance fees ranging from $20,000 to $25,000 per year, royalties of a low single-digit percentage on net sales, and contingent milestone payments of up to $0.3 million in the aggregate for the issuance of each licensed patent and the achievement of certain development and commercialization milestones. The Company also issued to Stanford 192,869 shares of the Company’s common stock and agreed to pay Stanford a tiered, double digit share of sublicensing consideration (depending on the effective date of the applicable sublicense). Under the terms of the AcceleMed-Stanford Sublicense, the Company is required to use commercially reasonable efforts to develop and commercialize licensed product and, to maintain its rights on an exclusive and co-exclusive basis, complete certain development milestones by June 2022, and continue developing licensed product under each licensed patent.

AcceleMed may terminate the Stanford Sublicense solely for cause, including for the Company’s failure to use commercially reasonable efforts to develop or commercialize licensed products or its material breach of the agreement. If the Stanford License terminates or expires, the Stanford Sublicense will survive. The Company has the right to assign or transfer the Stanford Sublicense to an affiliate or an entity that succeeds to all or substantially all of its equity or assets.

In August 2019, the Company obtained three patents from the exclusively licensed patents and one patent from the co-exclusively licensed patent, resulting in milestone payments of $35,000. In May 2020, the Company obtained one patent from the exclusively licensed patents, resulting in milestone payments of $10,000. For the years ended December 31, 2019 and 2020, the Company recognized research and development expenses of $0.1 million and $35,000, respectively, in connection with this agreement.

7.	Long-term Debt

The Company’s outstanding long-term debt consists of the following (in thousands):

	December 31,
	2019	2020
Principal of Pacific Western Term Loans	$7,250	$—
Principal of the SVB Oxford Term Loan	—	12,000
Principal of the PPP Loan	—	767
Unamortized discount	(37)	(275)

Term loan, current and noncurrent	7,213	12,492
Less: current portion of long-term debt	(1,115)	—

Long-term debt, net of current portion	$6,098	$12,492

Loan and Security Agreement

In August 2017, the Company executed a Loan and Security Agreement (“LSA”) with Pacific Western Bank (“PWB”), which provided for one or more term loans (“Pacific Western Term Loans”) with an aggregate principal amount up to $10.0 million available to be drawn in two tranches. The first tranche of $7.5 million (“First Tranche”) was borrowed in September 2017. In September 2019, the Third

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Amendment (see below) increased the capacity under the second tranche to up to $4.8 million (“Second Tranche”). In connection with the First Tranche drawdown, the Company issued to PWB a warrant to purchase 259,193 shares of the Company’s Series A-2 convertible preferred stock at an exercise price of $0.7234 per share. The fair value of the First Tranche warrant at issuance was $0.1 million, which was recorded as a debt discount and is being amortized over the First Tranche term using the effective interest method.

In March 2020, the Company drew down the Second Tranche available under the LSA in the amount of $4.8 million. In connection with this drawdown, the Company issued to PWB a warrant to purchase 27,539 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.4525 per share. The fair value of the Second Tranche warrant at issuance was $29,000, which was recorded as a debt discount and is being amortized over the Second Tranche term using the effective interest method.

The Company entered into Amendments to the LSA with PWB during December 2018 (“First Amendment”), May 2019 (“Second Amendment”), September 2019 (“Third Amendment”), February 2020 (“Fourth Amendment”) and July 2020 (“Fifth Amendment”). The First Amendment amended the timing related to a financing term sheet milestone covenant. The Second Amendment updated a depository clause that allows the Company and its subsidiaries to maintain a certain cash account balance outside the United States, waived a capital expenditures covenant violation, and amended the capital expenditures negative covenant.

The Third Amendment increased the capacity under the Second Tranche to up to $4.8 million, extended the Maturity Date of the Pacific Western Term Loans to September 27, 2023, extended the interest-only period to July 27, 2020, extended the availability period of Second Tranche to June 30, 2020, and amended the financial covenants to require the Company to maintain a balance of cash of at least $3.0 million on a daily basis. The Third Amendment also waived the prepayment fee and final payment fee. The Company concluded that the Third Amendment should be accounted for as a troubled debt restructuring which requires a debtor in a troubled debt restructuring involving only a modification of terms of a payable to account for the effects of the restructuring prospectively from the time of restructuring and not change the carrying amount of the payable at the time of the restructuring. Accordingly, the carrying amount of the First Tranche was not adjusted and the effects of the Third Amendment terms are reflected in the use of the effective interest method over the revised term. Since the future cash payments for principal and interest under the restructured Pacific Western Term Loans will be greater than the carrying value of the original Pacific Western Term Loans, no gain was recorded.

In connection with the Third Amendment, the Company also issued a warrant to PWB to purchase 37,866 shares of the Series B convertible preferred stock at an exercise price of $1.4525 per share. The fair value of the warrant at issuance was $40,000, which was recorded as a debt discount and is being amortized over the remaining First Tranche term, as amended, using the effective interest method.

The Fourth Amendment waived violations of certain nonfinancial covenants as of December 31, 2019 and extended the timeline to cure these violations. The Fifth Amendment extended the interest-only period through October 27, 2020. The Company was in compliance with the LSA financial and non-financial covenants as of the date on which all outstanding amounts under the LSA were fully repaid in October 2020.

In connection with the Pacific Western Term Loans, during the year ended December 31, 2019, the Company recognized interest expense of $0.5 million, of which $0.1 million relates to the amortization

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

of the debt discount. During the year ended December 31, 2020, the Company recognized interest expense of $0.5 million, of which $26,000 relates to the amortization of the debt discount.

In October 2020, the Company used proceeds from the first tranche of the SVB Oxford Term Loans (see below) to repay in full all amounts due under the Pacific Western Term Loans. The repayment of the Pacific Western Term Loan was accounted for as a debt extinguishment, which resulted in a loss on extinguishment of $0.1 million recorded in the accompanying consolidated statements of operations for the year ended December 31, 2020.

SVB Oxford Loan and Security Agreement

In October 2020, the Company entered into the SVB Oxford Loan and Security Agreement, which provided for a four-year $20.0 million term loan facility that can be drawn in three tranches (“SVB Oxford Term Loans”). The first tranche of $12.0 million (“First Tranche”) was borrowed in October 2020 and the second and the third tranches have not been drawn as of December 31, 2020 and are available to draw if the Company satisfies certain revenue milestones on or before December 31, 2021.

The SVB Oxford Term Loans mature on November 1, 2024 and bear interest on the outstanding daily balance at a floating annual rate equal to the greater of 7.45% or Wall Street Journal prime rate plus 4.20% (7.45% as of December 31, 2020). Interest is due and payable monthly in arrears. No principal payments are due during an interest-only period commencing on the initial borrowing date and continuing through May 31, 2022. The interest-only period can be extended to November 30, 2022 if the Company draws the second tranche of SVB Oxford Term Loans, and can be further extended to May 31, 2023 if the Company satisfies a specified equity financing milestone on or before December 31, 2021.

The terms of the SVB Oxford Loan and Security Agreement provide for a final payment equal to 6.15% of the advanced amount of SVB Oxford Term Loans, or approximately $0.7 million (assuming the Company does not draw the second or third tranches), in addition to the outstanding principal, due at maturity (or any earlier date of optional pre-payment or acceleration of principal due to an event of default). The Company may, at its option, prepay the SVB Oxford Term Loans in full, subject to an additional prepayment fee of 2% of the outstanding principal amount of the SVB Oxford Term Loans if prepaid in the first year, 1% if prepaid in the second year and 0% if prepaid thereafter. The applicable prepayment fee would also be due and payable in the event of an acceleration of the principal amount of the SVB Oxford Term Loans during such periods due to an event of default. The SVB Oxford Term Loans are secured by substantially all of our assets, excluding intellectual property.

The SVB Oxford Loan and Security Agreement requires the Company to comply with a number of customary affirmative and negative covenants, including restrictive covenants that limit our ability to: incur additional indebtedness, encumber the collateral securing the SVB Oxford Term Loans, acquire, own or make investments, repurchase or redeem any class of stock or other equity interest, declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, dispose of our assets, acquire other businesses, and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to certain exceptions. In addition, if the Company draws the second or third tranches of the SVB Oxford Term Loans, the Company will be subject to a financial covenant to maintain minimum trailing three-month revenues specified in the SVB Oxford Loan and Security Agreement, tested as of the last day of each month.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The SVB Oxford Loan and Security Agreement also contains events of default that include, among others, non-payment defaults, inaccuracy of reps and warranties, covenant defaults, cross-defaults to other indebtedness, judgment defaults, bankruptcy and insolvency defaults, and a material adverse change default. Any default that is not cured or waived could result in acceleration of all of the Company’s repayment obligations and an increase to the then-applicable interest rate by 5.00% and would permit the lenders to exercise remedies with respect to all of the collateral that is securing the loan facility. The SVB Oxford Term Loans are secured by substantially all of the Company’s assets, excluding intellectual property. The Company is in compliance with the SVB Oxford Loan and Security Agreement financial and nonfinancial covenants as of December 31, 2020.

In connection with the SVB Oxford Loan and Security Agreement, the Company issued a warrant to SVB and a warrant to Oxford Finance LLC to purchase an aggregate of 189,016 shares of the Company’s Series C convertible preferred stock at an initial exercise price of $0.8105 per share. The fair value of the warrants at issuance was $0.1 million, which was recorded as a debt discount and is being amortized over the First Tranche term using the effective interest method.

In connection with the SVB Oxford Term Loans, during the year ended December 31, 2020, the Company recognized interest expense of $0.2 million, of which $0.1 million relates to amortization of debt discount.

Paycheck Protection Program Loan

On April 13, 2020, the Company entered into an unsecured loan agreement with PWB (the “PPP Loan”), under the terms of which PWB loaned the Company $0.8 million, pursuant to the Paycheck Protection Program (“PPP”), under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In accordance with the requirements of the CARES Act, the Company used the proceeds primarily for payroll costs and other eligible expenses. The promissory note evidencing the PPP Loan contained customary events of default resulting from, among other things, default in the payments. The use of loan proceeds must be for payroll costs, payment of interest on covered mortgage obligations, rent and utility costs over either an eight-week or 24-week period, at the Company’s option, following the receipt of the loan proceeds. The Company elected to use the proceeds over a 24-week period. The PPP Loan has a maturity date of April 13, 2022 and accrues interest at an annual rate of 1.00% per year. The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. The Paycheck Protection Program Flexibility Act of 2020 extended the deferral period for borrower payments of principal, interest, and fees on all PPP Loans to the date that Small Business Administration remits the borrower’s loan forgiveness amount to the lender. In December 2020, the Company applied for forgiveness for the full amount of the PPP Loan.

Future minimum payments of principal and final payment on the Company’s long-term debt as of December 31, 2020 are as follows (in thousands):

Year Ending December 31,

2022	$3,567
2023	4,800
2024	5,138

Total future payments	13,505
Less: final payment	(738)

Total future principal payments	$12,767

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

8.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock consists of the following (in thousands, except share amounts):

	December 31, 2019
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference

Series A-1	22,110,271	22,110,271	$11,919	$12,116
Series A-2	32,515,685	32,256,492	21,651	21,212
Series B	24,096,385	24,096,385	34,940	35,000

Total	78,722,341	78,463,148	$68,510	$68,328

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference

Series A-1	22,110,271	22,110,271	$11,919	$12,116
Series A-2	32,515,685	32,256,492	21,651	21,212
Series B	24,161,790	24,096,385	17,593	35,000
Series C	80,512,434	80,197,406	64,610	65,000

Total	159,300,180	158,660,554	$115,773	$133,328

The Company has classified its convertible preferred stock as temporary equity in the accompanying consolidated balance sheets due to terms that allow for redemption of the shares upon certain change in control events that are outside of the Company’s control, including sale or transfer of control of the Company as holders of the convertible preferred stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the convertible preferred stock to the redemption values since a liquidation event was not considered probable as of December 31, 2019 and 2020. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

In July 2020, the Company issued 80,197,406 shares of Series C convertible preferred stock at a price per share of $0.8105 for aggregate gross proceeds of $65.0 million.

In connection with the Series C convertible preferred stock financing, the Series B preferred stockholder waived its right to the conversion price adjustment and the Company amended and restated its certificate of incorporation (the “Amendment”), among other things, (i) to clarify the definition of a Qualified Public Offering as the one with the offering price per share not less than $1.19 and the gross proceeds in excess of $50.0 million, (ii) to reduce a threshold for the conversion price adjustment for the Series B convertible preferred stock upon issuance of new securities by the Company from $1.4525 to $0.8105, and (iii) to increase the authorized shares of Series B convertible preferred stock to reserve available shares for conversion of Series B convertible preferred stock warrants.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

The Company follows the qualitative approach to assess changes in terms of convertible preferred stock. Based on its qualitative assessment, the Company determined that the revision of the terms of the Series B convertible preferred stock resulted in both the extinguishment of the outstanding Series B convertible preferred stock and the reissuance of the Series B convertible preferred stock. Accordingly, the Company concluded that the difference between the fair value of the post-modification Series B convertible preferred stock of $17.6 million and the carrying value of the pre-modification Series B convertible preferred stock of $34.9 million should be recognized as an adjustment recorded through accumulated deficit. Therefore, the Company recorded a gain on extinguishment of $17.3 million on the Amendment date. The gain on extinguishment was recorded as a deemed contribution in equity and was recorded as a decrease to the net loss attributable to common stockholders for the year ended December 31, 2020 and as a reduction to accumulated deficit.

As of the Amendment date, the Company estimated the fair value of post-modification Series B convertible preferred stock issued in the Amendment based on the Company’s total equity value using a Backsolve approach. The total equity value was then allocated using an option pricing model with the following assumptions: (i) an expected term of 1.75 years; (ii) an expected volatility of 83.0%; and (iii) a risk-free interest rate of 0.16%.

The following is a summary of the rights and privileges of the preferred stockholders as of December 31, 2020:

Optional Conversion

Each share of convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock. The number of common stock shares to be issued upon conversion is determined by dividing the original issuance price for the relevant series of convertible preferred stock by the conversion price for such series. As of December 31, 2020, the conversion price per share of convertible preferred stock is equivalent to the original issue price. The original issuance price for Series A-1 convertible preferred stock is $0.548 per share, Series A-2 convertible preferred stock is $0.6576 per share, Series B convertible preferred stock is $1.4525 per share and Series C convertible preferred stock is $0.8105 per share.

Based on the conversion ratios in effect as of December 31, 2020, the Series A-1, Series A-2, Series B and Series C convertible preferred stock will convert on a one-for-one basis into common stock. The respective applicable conversion price is subject to adjustment upon any future stock splits or stock combinations, reclassifications, or exchanges of similar stock, upon a reorganization, merger, or consolidation of the Company, or upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.

Mandatory Conversion

Each share of convertible preferred stock automatically converts into shares of common stock upon (i) receipt of the request by a majority vote of the convertible preferred stockholders or (ii) the closing of the sale of common stock in a public offering provided the offering price per share is not less than $1.19 and the aggregate gross proceeds are in excess of $50.0 million (“Qualified IPO”) or in a non-Qualified IPO, upon the approval of a majority of the convertible preferred stockholders.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, including a merger or acquisition, the convertible preferred stockholders are entitled to receive a per share amount equal to

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

the greater of (i) the original issuance price of the convertible preferred stock plus any accrued dividends not yet paid plus any other dividends declared and unpaid or (ii) the amount payable had all classes of shares been converted to common stock. After the payment or setting aside for payment to the holders of the Series A, Series A-1, Series B and Series C convertible preferred stock of their full liquidation preference amounts, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of common stock in proportion to the number of shares of common stock held by them.

Dividends

Dividends accrue at an annual rate of $0.04384 per share for the Series A-1, $0.05261 per share for the Series A-2, $0.1162 per share for the Series B, and $0.0648 per share for Series C convertible preferred stock. Series C convertible preferred stock dividends are payable in preference and priority to any declaration or payment of any distribution on Series B convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock or common stock of the Company in such calendar year. Series B convertible preferred stock dividends are payable in preference and priority to any declaration or payment of any distribution on Series A-1 convertible preferred stock, Series A-2 convertible preferred stock or common stock of the Company in such calendar year. Such dividends are payable out of funds legally available, are payable only when and if declared by the Board of Directors and are noncumulative. No dividends may be paid on the common stock during any fiscal year until the Series A-1, Series A-2, Series B and Series C convertible preferred stockholders have received their dividend preference for that fiscal year. After the payment of these dividends, any dividends declared by the Board of Directors out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.

Voting Rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Holders of convertible preferred stock and common stock vote together as one class on an as-converted basis. The holders of Series A-1 and A-2 convertible preferred stock, voting together as a single class, are entitled to elect two members of the Board of Directors. The holders of Series B convertible preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of Series C convertible preferred stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of a majority of common stock and a majority of convertible preferred stock, voting as separate classes, are entitled to elect one member of the Board of Directors. Any additional members of the Board of Directors shall be elected by the holders of common stock and convertible preferred stock voting together as a single class.

Redemption Rights

There are no redemption rights afforded to the holders of convertible preferred stock. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption.

Common Stock

The holders of the Company’s common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the Board of Directors,

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

subject to the prior rights of the convertible preferred stockholders. The holders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. No dividends had been declared by the Board of Directors to date.

The Company reserved the following shares of common stock for issuance as follows:

	December 31,
	2019	2020

Conversion of outstanding shares of convertible preferred stock	78,463,148	158,660,554
Convertible preferred stock warrants outstanding(1)	259,193	513,614
Options outstanding under the 2014 Equity Incentive plan as amended	14,309,816	41,264,533
Options available for future grant	2,341,639	6,770,517

	95,373,796	207,209,218

(1)

As of December 31, 2019, 37,866 shares of Series B convertible preferred stock underlying the Series B warrants were not authorized due to an insufficient number of authorized shares. Accordingly, common stock equivalents relating to the Series B preferred stock warrant were not reserved. In June 2020, the Company had authorized sufficient shares of Series B convertible preferred stock underlying the Series B warrants and common stock equivalents relating to the Series B preferred stock warrant are reserved as of December 31, 2020.

9.	Convertible Preferred Stock Warrants

The key terms of the outstanding warrants to purchase convertible preferred stock are summarized in the following table:

	Exercise	Grant	Expiration	December 31,
Class of Stock	Price	Date	Date	2019	2020

Series A-2 convertible preferred stock	$0.7234	August 9, 2017	August 9, 2027	259,193	259,193
Series B convertible preferred stock	$1.4525	September 27, 2019	September 27, 2029	37,866	37,866
Series B convertible preferred stock	$1.4525	March 4, 2020	March 4, 2030	—	27,539
Series C convertible preferred stock	$0.8105	October 29, 2020	October 29, 2030	—	189,016

				297,059	513,614

In connection with its debt financing, the Company issued Series A-2, Series B and Series C convertible preferred stock warrants to various financial institutions. As of December 31, 2019, the Series B convertible preferred stock warrants could be required to be cash settled due to an insufficient amount of authorized Series B convertible preferred shares underlying the warrants. In June 2020, the Company had authorized sufficient amount of Series B convertible preferred shares underlying the warrants.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

10.	Stock-based Compensation

In 2014, the Company adopted the 2014 Equity Incentive Plan (the “Plan”), which was subsequently amended in 2015, 2016 and 2018. The Plan provides for granting incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants. As of December 31, 2020, there were 48,597,894 shares authorized under the Plan. The per share exercise price of an option will be no less than 100% of the fair market value per share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an employee who owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. Stock options granted to employees and nonemployees under the Plan generally vest over 3 or 4 years. Options granted under the Plan generally expire ten years after the date of grant. As of December 31, 2020, 6,770,517 shares were available for future grants.

Stock Option Activity

The following table summarizes the stock option activity under the Plan:

	Options outstanding
	Number of Options	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding as of December 31, 2019	14,309,816	$0.21	7.44	$2,595
Granted	27,045,113	$0.29
Exercised	(28,228)	$0.16
Cancelled	(62,168)	$0.38

Outstanding as of December 31, 2020	41,264,533	$0.26	8.49	$1,391

Vested and exercisable as of December 31, 2020	12,710,513	$0.18	6.45	$1,368

The aggregate intrinsic value of stock options is calculated as the difference between the exercise price of the stock options and the fair value of the Company’s common stock. The intrinsic value of options exercised during the year ended December 31, 2019 and 2020 was $16,000 and $4,000, respectively. The weighted average grant date fair value of stock options granted during the year ended December 31, 2019 and 2020 was $0.27 per share and $0.20 per share, respectively.

Determining Fair Value

The fair value of an employee stock option is estimated on the date of grant using the Black-Scholes option-pricing model and the assumptions discussed below. Each of these inputs is subjective and generally requires significant judgment.

Expected Term – The expected term for employee stock options is estimated using the “simplified” method, whereby the expected term equals the arithmetic mean of the vesting term and the original contractual term of the option.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Expected volatility – The expected stock volatility is estimated based on the historical volatility of a publicly traded set of peer companies as the Company lacks company-specific historical and implied volatility information. The comparable companies were chosen based on the similar size, stage in the life cycle, or area of specialty.

Risk-Free Interest Rate – The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award.

Expected dividend yield – The Company has never paid dividends on its common stock and has no plans to pay dividends on its common stock. Therefore, the Company used an expected dividend yield of zero.

Fair Value of Common Stock – The grant date fair market value of the shares of common stock underlying stock options has historically been determined by the Company’s Board of Directors. Because there has been no public market for the Company’s common stock, the Board of Directors exercises reasonable judgment and considers a number of objective and subjective factors to determine the best estimate of the fair market value, which include contemporaneous valuations performed by an independent third-party, important developments in the Company’s operations, sales of convertible preferred stock, the rights, preferences and privileges of the Company’s convertible preferred stock relative to those of its common stock, lack of marketability of its common stock, actual operating results, financial performance, the progress of clinical development, the likelihood of achieving a liquidity event for the Company’s security holders, the trends, development and conditions in the life sciences and biotechnology sectors, the economy in general, the stock price performance and volatility of comparable public companies.

The following ranges of assumptions were used to value options granted to employees and nonemployees:

	Year ended December 31,
	2019	2020
Expected stock price volatility	67 - 70%	83%
Dividend yield	0.00%	0.00%
Risk-free interest rate	1.62 - 2.7%	0.46 - 1.42%
Expected term (years)	6.25 - 10.00	6.25 - 10.00
Estimated fair value of common stock	$0.39	$0.26 - $0.39

Stock-Based Compensation

Stock-based compensation was classified in the consolidated statements of operations as follows (in thousands):

	Year ended December 31,
	2019	2020

Research and development	$290	$365
General and administrative	192	937

Total stock-based compensation	$482	$1,302

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

In March 2020, the Company modified certain equity awards in connection with a change of employment status of its former chief executive officer and recognized a modification charge of $59,000 as stock-based compensation on that date.

As of December 31, 2020, the Company had $5.3 million of total unrecognized stock-based compensation related to stock options that are expected to be recognized over a weighted-average period of 3.31 years.

11.	Income Taxes

The net loss before provision for income taxes, includes the following components (in thousands):

	Year ended December 31,
	2019	2020

United States	$(19,185)	$(27,878)
International	644	331

Net loss before income taxes	$(18,541)	$(27,547)

Income tax expense consists of the following:

	Year ended December 31,
	2019	2020

Current:
U.S Federal	$—	$—
State	—	—
Foreign	375	184

Total current tax	$375	$184

Deferred:
U.S. Federal	$—	$—

State	—	—
Foreign	—	89

Total deferred tax	$—	$89

The reconciliation of the federal statutory income tax provision to the Company’s effective income tax provision is as follows (in thousands):

	Year ended December 31,
	2019	2020

Federal statutory income tax	$(3,895)	$(5,784)
State income taxes, net of federal tax benefit	(510)	(502)
Other permanent items	398	331
Research and development credit	(728)	(974)
Valuation allowance	5,110	7,202

Effective income tax	$375	$273

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Deferred Tax Assets and Liabilities

Deferred income taxes reflect the net tax effects of loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company’s deferred income tax assets and liabilities were comprised of the following (in thousands):

	December 31,
	2019	2020

Deferred tax assets:
Net operating loss carryforwards	$13,063	$18,330
Research and development credits	2,221	3,195
Other	116	1,242

Total deferred tax assets	$15,400	$22,767

Deferred tax liabilities:
Right of Use Assets, fixed assets, and other	$(19)	$(272)

Total deferred tax liabilities	(19)	(272)

Net deferred tax assets	15,381	22,495
Valuation allowance	(15,381)	(22,584)

Net deferred tax liabilities	$—	$(89)

As of December 31, 2019 and 2020, the Company had federal net operating losses (“NOLs”) of approximately $53.4 million and $76.7 million, California NOLs of $43.3 million and $44.3 million, and other state NOLs of zero and $5.9 million, respectively. As a result of the Tax Act, for U.S. income tax purposes, federal NOLs generated in tax years beginning before January 1, 2018 can still be carried forward for up to 20 years, but NOLs generated for tax years beginning after December 31, 2017 carryforward indefinitely and are limited to 80% utilization against taxable income. Of the total federal NOL carryforward, $19.0 million will begin to expire in 2034 and $57.7 million will not expire but can only offset 80% of future taxable income in any given year. The California NOL carryforward of $44.3 million will begin to expire in 2034. Of the total other state NOL carryforwards, $1.9 million will begin to expire in 2040 and $4.1 million will not expire. As of December 31, 2020, the Company had federal R&D tax credits of approximately $3.0 million and state R&D tax credits of $1.8 million. Federal tax credits will begin to expire in 2034. State tax credits carry forward indefinitely.

Net Operating Loss and Tax Credit Carryforwards

In assessing the realization of deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. The Company considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. Based on the level of historical operating results and the uncertainty of the economic conditions, the Company has recorded a valuation allowance of $15.4 million and $22.6 million at December 31, 2019 and 2020, respectively. The change in the valuation allowance for the years end December 31, 2019 and 2020 was an increase of $5.1 million and $7.2 million, respectively.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Pursuant of Internal Revenue Code (“IRC”) Sections 382 and 383, annual use of the Company’s NOLs and research and development credit carryforwards may be limited in the event a cumulative change in ownership of more than 50% occurs within a three-year period. The Company believes ownership changes have occurred in 2015 and 2018. The Company has not completed an analysis of the limitations on future use of the Company’s NOLs and credit carryforwards generated prior to these ownership changes pursuant to IRC Section 382. As a result, the amount of remaining tax attribute carryforwards available to offset future taxable income and income tax expense in future years may be significantly restricted or eliminated. Further, the Company’s deferred tax assets associated with such tax attributes could be significantly reduced upon realization of an ownership change within the meaning of IRC Section 382 that has occurred or may occur in the future. Any adjustment to the Company’s tax attributes as a result of such ownership changes will result in a corresponding decrease to the valuation allowance recorded against the Company’s deferred tax assets. Unrecognized tax benefits as of December 31, 2020 have been recorded as an offset to federal and state research and development credit carryforwards.

At December 31, 2020, the Company has approximately $0.6 million of undistributed earnings and profits attributable to its Australian subsidiary, which management cannot assert is indefinitely reinvested. The Company has accrued approximately $0.1 million of potential withholding tax that would be due upon future repatriation of these earnings.

Unrecognized Tax Benefits

The following table summarizes the reconciliation of the unrecognized tax benefit activity (in thousands):

	Year ended December 31,
	2019	2020

Unrecognized tax benefits at beginning of year	$2,262	$2,550
Increases for tax positions taken in prior year	—	3
Increases for tax positions taken in current year	288	281

Unrecognized tax benefits at end of year	$2,550	$2,834

The unrecognized tax benefit amounts are not reflected in the determination of the Company’s deferred tax assets. If recognized, none of these amounts would affect the Company’s effective tax rate, since it would be offset by an equal corresponding adjustment in the deferred tax asset valuation allowance. The Company does not foresee material changes to its liability for uncertain tax benefits within the next twelve months.

The Company is subject to U.S. federal income tax, Australian income tax as well as income tax in California. Due to net operating losses all years since 2015 remain open to examination for Federal and California purposes. The Australian returns for tax years 2018 through 2019 remain open to examination. Carryforward attributes that were generated in years where the statute of limitations is closed may still be adjusted upon examination by the Internal Revenue Service or other respective tax authority.

The Company’s policy is to recognize interest expense and penalties related to income tax matters as tax expense. As of December 31, 2020, the Company has not incurred any material interest or penalties with respect to income tax matters and there are no significant accruals for interest related to unrecognized tax benefits or tax penalties.

Nalu Medical, Inc. and Subsidiary

Notes to Consolidated Financial Statements

Tax Law Changes

On March 27, 2020, the United States enacted the Coronavirus Aid, Relief and Economic Security Act (CARES Act). The CARES Act is an emergency economic stimulus package that includes spending and tax breaks to strengthen the United States economy and fund a nationwide effort to curtail the effect of COVID-19. While the CARES Act provides sweeping tax changes in response to the COVID-19 pandemic, some of the more significant provisions are the extension of the carryback period of certain losses to five years, and increasing the ability to deduct interest expense from 30 percent to 50 percent of modified taxable income. The CARES Act also provides for a credit against employee wages, the opportunity to defer payment of a portion of federal payroll taxes to December 2021 and December 2022 and enhanced small business loans to assist business impacted by the pandemic. The Company’s tax provision and financial position was not materially impacted by the CARES Act.

On December 27, 2020, the United States enacted the Consolidated Appropriations Act which extended and modified many of the tax related provisions of the CARES Act. The Company’s tax provision and financial position was not materially impacted by the Consolidated Appropriations Act.

12.	Net Loss per Share Attributable to Common Stockholders

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Year ended December 31,
	2019	2020
Convertible preferred stock on an as-if-converted basis	78,463,148	158,660,554
Warrants to purchase convertible preferred stock	297,059	513,614
Options to purchase common stock	14,309,816	41,264,533

Total	93,070,023	200,438,701

13.	Related Parties

In June 2015, the Company entered into the AcceleMed-Stanford Sublicense Agreement (see Note 6). Under the terms of the agreement, AcceleMed agreed to sublicense certain Stanford licenses to the Company. One of the Company’s officers has a significant ownership interest in AcceleMed and therefore AcceleMed is considered a related party. For the year ended December 31, 2019, under the terms of AcceleMed-Stanford Sublicense Agreement, the Company paid Stanford $20,000 in maintenance fees and $0.1 million in milestone payments. For the year ended December 31, 2020, under the terms of AcceleMed-Stanford Sublicense Agreement, the Company paid Stanford $25,000 in maintenance fees and $10,000 in milestone payments. As of December 31, 2019 and 2020, no amounts were outstanding to be paid under this agreement, respectively.

14.	Subsequent Events

The Company evaluated subsequent events from the consolidated balance sheet date through March 31 2021, the date at which these consolidated financial statements were available to be issued, and has determined that there were no subsequent events, other than as discussed below, that require further recognition or disclosure in the accompanying consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Condensed Consolidated Balance Sheets

(Unaudited)

	December 31,	March 31,
(in thousands, except share and per share amounts)	2020	2021

Assets

Current assets:
Cash and cash equivalents	$50,624	$39,093
Restricted cash	334	95
Accounts receivable, net	1,293	1,539
Inventories	13,546	13,553
Prepaid expenses and other current assets	834	1,123

Total current assets	66,631	55,403
Restricted cash, noncurrent	95	95
Property and equipment, net	873	890
Operating lease right-of-use assets	731	670
Other assets	367	2,723

Total assets	$68,697	$59,781

Liabilities, convertible preferred stock and stockholders’ deficit

Current liabilities:
Accounts payable	$1,207	$1,803
Accrued expenses and other current liabilities	2,908	4,080
Operating lease liabilities, current	157	203

Total current liabilities	4,272	6,086
Convertible preferred stock warrant liability	206	237
Operating lease liabilities, noncurrent	609	540
Deferred tax liability	89	89
Long-term debt	12,492	11,798

Total liabilities	17,668	18,750

Commitments and contingencies (Notes 5 and 6)

Convertible preferred stock, $0.0001 par value; 159,300,180 shares authorized as of December 31, 2020 and March 31, 2021, respectively; 158,660,554 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively; aggregate liquidation preference of $133.3 million as of December 31, 2020 and March 31, 2021, respectively	115,773	115,773

Stockholders’ deficit:
Common stock, $0.0001 par value; 231,000,000 shares authorized as of December 31, 2020 and March 31, 2021, respectively; 7,923,865 and 8,649,867 shares issued and outstanding as of December 31, 2020 and March 31, 2021, respectively	1	1
Additional paid-in capital	2,364	3,178
Accumulated other comprehensive income	37	72
Accumulated deficit	(67,146)	(77,993)

Total stockholders’ deficit	(64,744)	(74,742)

Total liabilities, convertible preferred stock and stockholders’ deficit	$68,697	$59,781

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Condensed Consolidated Statements of Operations

(Unaudited)

	Three months ended March 31,
(in thousands, except share and per share amounts)	2020	2021

Product revenue	$470	$1,443
Cost of product revenue	(135)	(1,003)

Gross profit	335	440

Operating expenses:
Research and development	4,997	3,527
Selling, general and administrative	2,880	8,166

Total operating expenses	7,877	11,693

Loss from operations	(7,542)	(11,253)

Other income (expense):
Interest and other income, net	57	734
Interest expense	(107)	(297)
Change in fair value of convertible preferred stock warrant liability	22	(31)

Net loss	$(7,570)	$(10,847)

Net loss per share, basic and diluted	$(0.96)	$(1.35)

Weighted-average number of shares used in computing net loss per share, basic and diluted	7,895,962	8,031,964

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Condensed Consolidated Statements of Comprehensive Loss

(Unaudited)

	Three months ended March 31,
(in thousands)	2020	2021

Net loss	$(7,570)	$(10,847)

Other comprehensive income:
Foreign currency translation adjustments	(41)	35

Comprehensive loss	$(7,611)	$(10,812)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Condensed Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit

(Unaudited)

(in thousands, except share amounts)	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balance, December 31, 2019	78,463,148	$68,510	7,895,637	$1	$1,058	$13	$(56,673)	$(55,601)
Issuance of common stock upon exercise of stock options	—	—	416	—	—	—	—	—
Stock-based compensation	—	—	—	—	181	—	—	181
Foreign currency translation adjustments	—	—	—	—	—	(41)	—	(41)
Net loss	—	—	—	—	—	—	(7,570)	(7,570)

Balance, March 31, 2020	78,463,148	$68,510	7,896,053	$1	$1,239	$(28)	$(64,243)	$(63,031)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Other Comprehensive Income	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount

Balance, December 31, 2020	158,660,554	$115,773	7,923,865	$1	$2,364	$37	$(67,146)	$(64,744)
Issuance of common stock upon exercise of stock options	—	—	726,002	—	315	—	—	315
Stock-based compensation	—	—	—	—	499	—	—	499
Foreign currency translation adjustments	—	—	—	—	—	35	—	35
Net loss	—	—	—	—	—	—	(10,847)	(10,847)

Balance, March 31, 2021	158,660,554	$115,773	8,649,867	$1	$3,178	$72	$(77,993)	$(74,742)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Condensed Consolidated Statements of Cash Flows

(Unaudited)

	Three months ended March 31,
(in thousands)	2020	2021

Cash flows from operating activities:
Net loss	$(7,570)	$(10,847)

Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of debt discount	7	73
Gain on extinguishment of debt	—	(767)
Amortization of right-of-use assets	43	61
Change in fair value of preferred stock warrants	(22)	31
Depreciation	103	114
Stock-based compensation	181	499
Provision for accounts receivable	95	124
Provision for inventories	40	50

Changes in operating assets and liabilities:
Inventories	(3,076)	(57)
Accounts receivable	(390)	(370)
Prepaid expenses and other current assets	263	(289)
Accounts payable	3,246	686
Accrued expenses and other current liabilities	(436)	383
Operating lease liabilities	(43)	(23)

Net cash used in operating activities	(7,559)	(10,332)

Cash flows from investing activities
Purchases of property and equipment	(22)	(99)

Net cash used in investing activities	(22)	(99)

Cash flows from financing activities
Proceeds from exercise of common stock	—	315
Proceeds from issuance of term loan, net of issuance costs	4,736	—
Payments of financed insurance premiums	(40)	—
Payments of deferred offering costs	—	(1,689)

Net cash provided by (used in) financing activities	4,696	(1,374)

Effect of exchange rate on cash, cash equivalents and restricted cash	(41)	35

Net decrease in cash, cash equivalents and restricted cash	(2,926)	(11,770)
Cash and cash equivalents and restricted cash, beginning of period	16,195	51,053

Cash and cash equivalents and restricted cash, end of period	$13,269	$39,283

Supplemental disclosure of cash flow information
Cash paid for interest	$118	$224

Supplemental disclosure of non-cash investing and financing activities
Issuance of convertible preferred stock warrants	$29	$—

Right-of-use asset obtained in exchange for lease liability	$893	$—

Transfer from inventory to property and equipment	$113	$—

Purchase of property and equipment in accounts payable	$51	$32

Deferred offering costs included in accounts payable and accrued liabilities	$—	$951

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

1.	Organization and Basis of Presentation

Nalu Medical, Inc. and subsidiary (“Nalu” or the “Company”) is a medical technology company focused on developing and commercializing innovative and minimally invasive solutions for patients with chronic neuropathic pain. The Company was incorporated in Delaware on October 28, 2014, and is located in Carlsbad, California. Nalu is an early-stage medical device company, and since inception, has been engaged in organizational activities, including recruiting personnel, conducting research and development, and raising capital. In March 2019, the Company received product clearance from the Food and Drug Administration (“FDA”) for its Spinal Cord Stimulation (“SCS”) and Peripheral Nerve Stimulation (“PNS”) products and began commercializing these products in the U.S.

Going Concern

The Company has incurred net losses and negative cash flows from operations since inception and expects to continue to generate operating losses for the foreseeable future. As of March 31, 2021, the Company had an accumulated deficit of $78.0 million.

As of March 31, 2021, the Company had cash and cash equivalents of $39.1 million, which are available to fund future operations. The Company will need to raise additional capital to support the commercialization of its products and research and development activities. The Company’s activities are subject to significant risks and uncertainties, including the market acceptance of the Company’s products and the timing and extent of spending on research and development.

The Company believes that its cash and cash equivalents as of March 31, 2021 will not be sufficient for the Company to continue as a going concern for at least one year from the issuance date of these unaudited condensed consolidated financial statements. As a result, the Company will seek to raise additional capital from the issuance of equity securities or debt financings. The Company has the availability of an aggregate of $8.0 million under a Loan and Security Agreement with Silicon Valley Bank (“SVB”) and Oxford Finance LLC (“SVB Oxford Loan and Security Agreement”) upon satisfaction of certain milestones (see Note 7) and the intent to seek additional equity or debt financing, however, no assurance can be given as to whether additional needed financing will be available on terms acceptable to the Company, if at all. Accordingly, the Company believes that substantial doubt exists about its ability to continue as a going concern. If sufficient funds on acceptable terms are not available when needed, the Company may be required to significantly reduce its operating expenses. Failure to manage discretionary spending or raise additional financing, as needed, may adversely impact the Company’s ability to achieve its intended business objectives.

The accompanying unaudited condensed consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The accompanying unaudited condensed consolidated financial statements do not reflect any adjustments relating to the recoverability and reclassifications of assets and liabilities that might be necessary if the Company is unable to continue as a going concern.

2.	Summary of Significant Accounting Policies

Basis of Presentation

The Company’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”). The accompanying unaudited condensed consolidated financial statements include the accounts of the Company and its wholly owned subsidiary in Australia. Intercompany accounts and transactions have been eliminated in consolidation.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenue and expenses during the reporting period. Significant estimates and assumptions made in the accompanying unaudited condensed consolidated financial statements include, but are not limited to allowance for doubtful accounts, useful lives for property and equipment, incremental borrowing rate used in lease accounting, clinical study accruals, valuation of inventory, fair value of common stock, fair value of convertible preferred stock warrant liabilities, stock-based compensation, recoverability of the Company’s net deferred tax assets, and certain accruals. The Company evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors and adjusts those estimates and assumptions when facts and circumstances dictate. Actual results could materially differ from those estimates.

Segment

The Company operates as a single operating segment. The Company’s chief operating decision maker, its Chief Executive Officer, reviews financial information on an aggregate basis for the purposes of allocating resources and evaluating financial performance. The Company has primarily operated in the United States since its inception and has derived its revenue from sales to customers in the United States.

Unaudited Interim Condensed Financial Statements

These unaudited interim condensed consolidated financial statements have been prepared on the same basis as the Company’s annual financial statements and, in the opinion of management, reflect all adjustments (consisting only of normal recurring adjustments) that are necessary for the fair statement of the Company’s financial position, results of operations and cash flows for the interim periods presented. The condensed results of operations for the three months ended March 31, 2021 are not necessarily indicative of the results to be expected for the year ending December 31, 2021 or for any other future annual or interim period. The condensed consolidated balance sheet as of December 31, 2020 included herein was derived from the audited financial statements as of that date. These unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited financial statements included elsewhere in this filing.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less at the date of purchase to be cash equivalents. Cash deposits are all in reputable financial institutions in the U.S. and Australia. As of December 31, 2020 and March 31, 2021, cash and cash equivalents consisted of cash on deposit with U.S. banks denominated in U.S. dollars, an Australian bank denominated in Australian dollars, and investments in interest bearing money market accounts. Restricted cash represents cash used as collateral for a letter of credit for an operating lease as well as collateral for credit cards.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

The reconciliation of cash, cash equivalents and restricted cash reported within the applicable consolidated balance sheet line items that sum to the total of the same such amount shown in the condensed consolidated statements of cash flows is as follows (in thousands):

	December 31,	March 31,
	2020	2021

Cash and cash equivalents	$50,624	$39,093
Restricted cash	334	95
Restricted cash, noncurrent	95	95

Total cash, cash equivalents and restricted cash	$51,053	$39,283

Fair Value of Financial Instruments

The Company determines the fair value of an asset or liability based on the assumptions that market participants would use in pricing the asset or liability in an orderly transaction between market participants at the measurement date. The identification of market participant assumptions provides a basis for determining what inputs are to be used for pricing each asset or liability.

A fair value hierarchy has been established that gives precedence to fair value measurements calculated using observable inputs over those using unobservable inputs. This hierarchy prioritized the inputs into three broad levels as follows:

•	Level 1 – Quoted prices in active markets for identical assets or liabilities.

•

Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

•

Level 3 – Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies, and similar techniques.

The Company’s cash and cash equivalents, restricted cash, accounts receivable, inventories, prepaid expenses and other current assets, accounts payable, accrued expenses and other current liabilities approximate their fair value due to the short-term nature of these assets and liabilities. The fair value of the Company’s outstanding term loan is estimated using the net present value of the payments, discounted at an interest rate that is consistent with a market interest rate, which is a Level 2 input. The Company determined the carrying amounts of the Company’s term loan approximate the fair value as the term loan bears an implicit borrowing rate and floating interest rate that approximates the market rates. The Company determined the fair value of the Company’s convertible preferred stock warrant liability using Level 3 inputs.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist of cash and cash equivalents, restricted cash and accounts receivable. Risks associated with cash and cash equivalents are mitigated by banking with creditworthy institutions. At times, the Company’s cash

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

balances with individual banking institutions will exceed the limits insured by the Federal Depository Insurance Corporation, however, the Company has not experienced any losses on such deposits, and the Company believes it is not exposed to significant risk on its cash balances.

Concentration of Customers

Three customers accounted for 24%, 16% and 10% of net revenues, respectively, for the three months ended March 31, 2020. One customer accounted for 23% of net revenues for the three months ended March 31, 2021.

Four customers accounted for 31%, 20%, 13% and 10% of trade accounts receivable, respectively, as of March 31, 2020. One customer accounted for 12% of trade accounts receivable as of March 31, 2021.

Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is generally determined using discrete costs of each item, which approximates the first-in, first-out method. The Company began capitalizing costs as inventory when the product candidate received regulatory clearance. Prior to regulatory clearance, the Company recorded inventory costs related to product candidates as research and development expenses, or if used in marketing evaluations, reported in general and administrative costs in the consolidated statements of operations.

The Company purchases raw materials in bulk and, for certain raw materials, transfers the material to a third-party vendor to convert the material to finished goods. The Company transfers the raw material to the third-party vendor at cost, which remains a part of the Company’s inventory as it is expected to be repurchased. The amount of consideration for such inventory is recorded as a vendor liability in accrued expenses and other current liabilities in the consolidated balance sheets until the finished goods manufactured are purchased by the Company from the vendor. The balances of the raw materials held by the vendor were $0.4 million and $1.0 million as of December 31, 2020 and March 31, 2021, respectively.

The carrying value of inventories is reduced for any difference between cost and net realizable value of inventories that are determined to be obsolete or unmarketable, based upon assumptions about future demand and market conditions. The Company regularly evaluates the ability to realize the value of inventory based on a combination of factors such as forecasted sales or usage, product expiration or end of life dates, estimated current and future market values, and new product introductions. Provisions associated with the slow-moving, overvalued, excess or obsolete inventories are recorded at the time of such determination. As of December 31, 2020 and March 31, 2021, the Company recorded inventory provisions of $0.1 million and $0.1 million, respectively.

Accrued Warranty Liability

The Company provides a limited one- to five-year warranty that the Company’s products are free of material defects in workmanship and materials and conform to specifications, and offers to repair or replace defective product. The Company accrues the estimated cost of product warranties when the product sale occurs, based on the number of units sold, anticipated rates of warranty claims, and estimated cost per claim. The Company considers relevant pre-commercialization data (such as the results of clinical studies performed to date) as well as available industry data to estimate the warranty liability, and utilizes historical claims data as it becomes available. Should actual product failure rates

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

and material usage costs differ from these estimates, revisions to the estimated warranty liability would be required. The Company periodically assesses the adequacy of its recorded warranty liability and adjusts the balance as required. During the three months ended March 31, 2020 and 2021, the Company recognized warranty expense of $5,000 and $14,000, respectively, which was included in the cost of product revenue in the accompanying unaudited condensed statements of operations. As of December 31, 2020 and March 31, 2021, the Company recorded $40,000 and $54,000 of accrued warranty liability, respectively, which was included in the accrued expenses and other current liabilities in the accompanying unaudited condensed consolidated balance sheets.

Leases

Effective January 1, 2020, the Company adopted Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), or ASU 842, as discussed below in the section titled “Recently Adopted Accounting Pronouncements”. Under ASC 842, the Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use (“ROU”) assets and the current and noncurrent portions of the operating lease liability are included as operating lease liabilities in the Company’s consolidated balance sheets.

ROU assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized based on the present value of lease payments over the lease term at commencement date of the lease. ROU assets also include any initial direct costs incurred and any lease payments made at or before the lease commencement date, less any lease incentive received. The Company uses the implicit rate when readily determinable. As most of the Company’s leases do not provide an implicit interest rate, the Company uses incremental borrowing rates that reflect its own external borrowing rate and is risk-adjusted to approximate secured borrowing rates over similar terms. The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term. The Company elected to exclude from its consolidated balance sheet recognition of leases having a term of 12 months or less (short-term leases) and elected to not separate lease components and non-lease components for its real estate lease.

Deferred Offering Costs

Deferred offering costs, consisting of legal, accounting, audit and filing fees relating to an initial public offering (“IPO”), are capitalized. The deferred offering costs will be offset against offering proceeds upon the completion of the offering. In the event the offering is terminated or delayed, deferred offering costs will be expensed. As of December 31, 2020 and March 31, 2021, the Company recorded deferred offering costs of $0.3 million and $2.7 million as other long-term assets in the unaudited condensed consolidated balance sheets, respectively.

Convertible Preferred Stock Warrant Liability

The Company accounts for its convertible preferred stock warrants based upon the characteristics and provisions of the instruments. The Company accounts for its freestanding warrants on its Series A-2, Series B and Series C convertible preferred stock as liabilities at fair value upon issuance primarily because the shares underlying the warrants contain contingent redemption features outside the control of the Company. The warrants are subject to re-measurement at each balance sheet date and any change in fair value is recognized as the change in fair value of warrant liability recorded as a

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

component of other income (expense), net in the consolidated statements of operations. The Company will continue to adjust the carrying value of the warrants until such time as these instruments are exercised or expire.

Revenue Recognition

The Company accounts for its revenue in accordance with the accounting standard Accounting Standards Codification (“ASC”) Topic 606, Revenue from Contracts with Customers (“ASC 606”).

The Company’s revenue is generated from the sale of products, which include hardware with embedded software and related hardware accessories (the “Nalu System”). The Company’s primary customers are hospitals, ambulatory surgery centers, and physician offices.

Under ASC 606, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services by following a five step process: (i) identify the contract(s) with a customer; (ii) identify the performance obligations in the contract; (iii) determine the transaction price; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when (or as) the entity satisfies a performance obligation.

Identify the contract with a customer. The Company generally considers completion of a Nalu order form (which incorporates by reference customer-specific pricing and Nalu’s standard terms and conditions) as a customer contract provided that collection is considered probable. The Company assesses customer creditworthiness based on credit checks, payment history, or other observable facts and circumstances.

Identify the performance obligations in the contract. Each implantable Nalu System (“Product Unit”) is considered one performance obligation. The Company does not assess whether promised goods or services are performance obligations if they are immaterial in the context of the contract with the customer.

Determine the transaction price and allocation to performance obligations. The transaction price in the Company’s customer contracts consists of fixed consideration, which is the invoiced price for each Product Unit. The Company’s arrangements do not have any variable consideration.

Allocate the transaction price to the performance obligations in the contract. Because the Company’s contracts have only one performance obligation, a standalone selling price allocation of the transaction price is not required. In cases where multiple Product Units are ordered in the same transaction but are delivered to the customer at different points in time, the Company allocates a proportionate amount of the transaction price to each Product Unit, since all units are subject to the same pricing terms.

Recognize revenue when or as the Company satisfies a performance obligation. Revenue for each Product Unit is recognized at a point in time, which is generally once the implantation procedure is complete. At this point, control transfers to the customer, the Company has a right to receive invoiced amounts for the Product Unit and has no remaining obligations. The Product Unit is delivered to the customer on the day of surgical implantation.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Cost of Product Revenue

Cost of product revenue primarily consists of acquisition costs of finished goods and components, scrap and inventory excess and obsolescence charges, warranty costs, distribution costs, packaging costs, and allocated costs including facilities and information technology. For the year ended December 31, 2019, the Company recorded no cost of product revenue as all finished goods sold were purchased prior to FDA clearance in March 2019 and was expensed through research and development costs in the consolidated statements of operations. For the three months ended March 31, 2020 and 2021, the effect of sales of inventory expensed prior to FDA clearance was $43,000 and $0.1 million, respectively.

Stock-based Compensation

The Company accounts for stock-based compensation arrangements using a fair value method which requires the recognition of compensation expense for costs related to all stock-based payments, including stock options and restricted stock. The fair value method requires the Company to estimate the fair value of stock options to employees and nonemployees on the date of grant using the Black-Scholes option pricing model. Stock-based compensation is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is generally the vesting period. The Company accounts for forfeitures of stock option grants as they occur.

Foreign Currency

The Company’s reporting currency is the U.S. dollar. The functional currency of the Company’s subsidiary located in Australia is the Australian Dollar. The consolidated balance sheets prepared in the functional currencies are translated to the reporting currency at exchange rates in effect at the end of the accounting period, except for stockholders’ equity accounts, which are translated at rates in effect when these balances were originally recorded. Revenue and expense accounts are translated using a weighted-average rate during the year. The gains and losses that result from translating the balance sheets and statements of operations are recognized as a separate component of accumulated other comprehensive income or loss in the consolidated balance sheets. The Company records foreign currency transaction gains and losses as a component of other income (expense), net in the consolidated statements of operations at the time of settlement.

Net Loss per Share Attributable to Common Stockholders

Basic net loss per share attributable to common stockholders is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding for the period, without consideration for potential dilutive securities. Diluted net loss per share attributable to common stockholders is computed by dividing the net loss by the weighted-average number of common shares and common share equivalents of potentially dilutive securities outstanding for the period. Potentially dilutive securities include convertible preferred stock, warrants, and common stock options. Since the Company was in a loss position for the periods presented, basic net loss per share is the same as diluted net loss per share since the effects of potentially dilutive securities are antidilutive.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Emerging Growth Company Status

The Company is expected to be an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. The Company has elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date that it (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the JOBS Act. As a result, these consolidated financial statements may not be comparable to companies that comply with the new or revised accounting pronouncements as of public company effective dates.

Recently Adopted Accounting Pronouncement

In August 2018, the FASB issued ASU No. 2018-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract. The standard requires implementation costs incurred by customers in cloud computing arrangements to be deferred over the noncancelable term of the cloud computing arrangements plus any optional renewal periods (1) that are reasonably certain to be exercised by the customer or (2) for which exercise of the renewal option is controlled by the cloud service provider. The Company adopted this standard on January 1, 2021 using prospective approach. The adoption of this standard did not have a material impact on its unaudited condensed consolidated financial statements.

Recently Issued Accounting Pronouncements not yet Adopted

In June 2016, the FASB amended guidance related to impairment of financial instruments as part of ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The new standard is effective for the Company on January 1, 2023 to the extent the Company remains an emerging growth company, and early adoption is permitted. The Company is currently evaluating the impact of the new standard on its consolidated financial statements and related disclosures.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, which is intended to simplify the accounting for income taxes. This standard removes certain exceptions to the general principles in Topic 740 and also clarifies and amends existing standards to improve consistent application. This new standard is effective for the Company in the fiscal year beginning January 1, 2022. An entity that elects early adoption must adopt all the amendments in the same period. The Company is currently evaluating the impact of this standard on its consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

3.	Fair Value Measurements

The following tables present information about the Company’s financial assets and liabilities measured at fair value on a recurring basis by level within the fair value hierarchy (in thousands):

	December 31, 2020
	Level 1	Level 2	Level 3	Total

Assets:
Money market accounts	$242	$—	$—	$242

Total financial assets	$242	$—	$—	$242

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$206	$206

Total financial liabilities	$—	$—	$206	$206

	March 31, 2021
	Level 1	Level 2	Level 3	Total

Assets:
Money market funds	$38,403	$—	$—	$38,403

Total financial assets	$38,403	$—	$—	$38,403

Liabilities:
Convertible preferred stock warrant liability	$—	$—	$237	$237

Total financial liabilities	$—	$—	$237	$237

Valuation of Preferred Stock Warrant Liability

The convertible preferred stock warrant liability relates to certain convertible preferred stock warrants issued in connection with loan and security agreements with certain financial institutions (See Note 8). The fair value of the warrant liability was determined based on significant inputs not observable in the market, which represent Level 3 measurements within the fair value hierarchy.

The Company used a combination of the Black-Scholes option-pricing model and the probability-weighted expected return method, which incorporates assumptions and estimates, to value the convertible preferred stock warrant liability. The Company determined the fair value of the underlying convertible preferred stock based on third-party valuations using the most recent sales of its convertible preferred stock. The Company estimates its expected stock volatility based on the historical volatility of publicly traded peer companies for a term equal to the remaining contractual term of the warrant. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve for time periods approximately equal to the remaining contractual term of the warrant.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

The following table provides the unobservable inputs incorporated into the valuation of the convertible preferred stock warrant liability:

	Three months ended March 31,
	2020	2021

Expected stock price volatility	43.00 - 67.00%	38.00 - 53.00%
Risk-free interest rate	0.10 - 1.69%	0.04 - 1.70%
Expected term (years)	0.45 - 10.00	0.42 - 9.58
Expected dividend yield	0.00%	0.00%

The following table provides a rollforward of the aggregate fair values of the Company’s convertible preferred stock warrant liability, for which fair value is determined using Level 3 inputs (in thousands):

	Three months ended March 31,
	2020	2021

Beginning balance	$166	$206
Issuance of warrants on convertible preferred stock	29	—
Change in fair value	(22)	31

Ending balance	$173	$237

4.	Balance Sheet Components

Inventories

Inventories consist of the following (in thousands):

	December 31,	March 31,
	2020	2021

Finished goods	$7,222	$7,392
Raw materials	6,181	6,078
Inventory in transit	143	83

Total inventories	$13,546	$13,553

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Property and Equipment, Net

Property and equipment, net consists of the following (in thousands):

	December 31,	March 31,
	2020	2021

Equipment	$1,165	$1,280
Tooling	346	361
Computer software	229	229
Furniture and fixtures	105	105
Leasehold improvement	57	57

Total property and equipment	1,902	2,032
Less: Accumulated depreciation	(1,029)	(1,142)

Total property and equipment, net	$873	$890

The Company recognized depreciation for property and equipment amounted to $0.1 million and $0.1 million for the three months ended March 31, 2020 and 2021, respectively.

Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities consist of the following (in thousands):

	December 31,	March 31,
	2020	2021

Accrued vendor liability	$284	$305
Accrued compensation and related benefits	1,611	1,670
Accrued professional service fees	676	1,769
Accrued research and development	38	154
Accrued warranty liability	40	54
Other	259	128

Total accrued expenses and other current liabilities	$2,908	$4,080

5.	Commitments and Contingencies

Operating Leases

In October 2018, the Company entered into a new lease agreement for office space, which consists of 11,329 rentable square feet located in Carlsbad, California. The lease commenced in March 2019 and ends in June 2024. In conjunction with the lease, the Company obtained a letter of credit for the benefit of the landlord in the amount of $0.2 million.

In connection with the lease, the Company recognized an operating lease right-of-use asset of $0.7 million and an aggregate lease liability of $0.7 million in its unaudited condensed consolidated balance sheet as of March 31, 2021. The remaining lease term is 3 years and 3 months, and the estimated incremental borrowing rate is 6.6%.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

As of March 31, 2021, the undiscounted lease payments under noncancelable operating leases are as follows (in thousands):

Year ending December 31,
2021 (remaining 9 months)	$185
2022	252
2023	260
2024	133

Total undiscounted lease payments	830
Less: imputed interest	(87)

Total lease liabilities	$743

For the three months ended March 31, 2020 and 2021, lease cost was $0.1 million and $0.1 million, respectively, and variable lease payments were $16,000 and $40,000, respectively. Cash paid for amounts included in the measurement of operating lease liabilities was $0.1 million and $20,000 for the three months ended March 31, 2020 and 2021, respectively.

Letter of Credit

In 2018, the Company entered into a standby letter of credit (the “LOC”) with a financial institution for $0.2 million as per the terms and conditions of an operating lease. Interest on any borrowings under the LOC accrue at a rate per annum equal to the lesser of (a) four percent above the Prime Rate in effect from time to time, or (b) the maximum rate which is the maximum amount of interest permitted to be paid under applicable laws. The LOC renews automatically on an annual basis until the end of the lease term and is secured by restricted cash.

Litigation and Contingencies

From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of business. The Company accrues a liability for such matters when it is probable that future expenditures will be made and such expenditures can be reasonably estimated.

On February 28, 2020, Nevro Corp. (the “Plaintiff”) filed a lawsuit in the United States District Court for the District of Delaware asserting that the Nalu system infringes two patents. On June 1, 2020, the Plaintiff amended its complaint to add four more patents. The Company has answered the complaint and is engaged in discovery.

The Company is vigorously defending itself against this lawsuit. Given the uncertainty of litigation, it may be reasonably possible that the Company will incur a loss with regards to this matter; however, the Company is unable to reasonably predict the likelihood of success of Nevro’s claims against the Company, or to quantify the risk of loss, which could include financial consequences such as an obligation to pay license fees or royalties, damages, and attorney fees and court costs, and could result in an injunction preventing the Company from offering certain therapies with the Nalu system. Accordingly, the Company is unable at this time to estimate the overall effects, including the possible range of loss, that may result from this case on its financial condition, results of operations, or cash flows.

As of December 31, 2020 and March 31, 2021, the Company was not aware of any other currently pending legal matters or claims, individually or in the aggregate, that are expected to have a material adverse impact on its unaudited condensed consolidated financial statements.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Indemnification Agreements

In the ordinary course of business, the Company may provide indemnification of varying scope and terms to vendors, lessors, business partners, and other parties with respect to certain matters including, but not limited to, losses arising out of breach of such agreements or from intellectual property infringement claims made by third parties. In addition, the Company has entered into indemnification agreements with members of its Board of Directors and executive officers that will require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers. The maximum potential amount of future payments the Company could be required to make under these indemnification agreements is, in many cases, unlimited. As of December 31, 2020 and March 31, 2021, the Company had not incurred any material costs as a result of such indemnifications.

6.	License Agreements

AcceleMed-Stanford Sublicense Agreement

In June 2015, the Company entered into a sublicense agreement (or the “AcceleMed-Stanford Sublicense”), with AcceleMed LLC, (“AcceleMed”), pursuant to which AcceleMed granted the Company an exclusive or co-exclusive sublicense, with the right to grant onward sublicenses (subject to various restrictions), under certain patents and patent applications for use in the treatment or management of chronic neuropathic pain, urinary or bladder disease, and fecal incontinence or erectile dysfunction (the “Field”), throughout the world. The Company’s Chairperson of the Board is a managing member of AcceleMed. AcceleMed licensed such patents and patent applications from the Board of Trustees of the Leland Stanford Junior University (“Stanford”), pursuant to a separate license agreement (the “Stanford License”).

In consideration of the Company’s rights under the AcceleMed-Stanford Sublicense, the Company agreed to pay AcceleMed a non-refundable license issue fee of $35,000, annual maintenance fees ranging from $20,000 to $25,000 per year, royalties of a low single-digit percentage on net sales, and contingent milestone payments of up to $0.3 million in the aggregate for the issuance of each licensed patent and the achievement of certain development and commercialization milestones. The Company also issued to Stanford 192,869 shares of the Company’s common stock and agreed to pay Stanford a tiered, double digit share of sublicensing consideration (depending on the effective date of the applicable sublicense). Under the terms of the AcceleMed-Stanford Sublicense, the Company is required to use commercially reasonable efforts to develop and commercialize licensed product and, to maintain its rights on an exclusive and co-exclusive basis, complete certain development milestones by June 2022, and continue developing licensed product under each licensed patent.

AcceleMed may terminate the Stanford Sublicense solely for cause, including for the Company’s failure to use commercially reasonable efforts to develop or commercialize licensed products or its material breach of the agreement. If the Stanford License terminates or expires, the Stanford Sublicense will survive. The Company has the right to assign or transfer the Stanford Sublicense to an affiliate or an entity that succeeds to all or substantially all of its equity or assets.

For the three months ended March 31, 2020 and 2021, the Company did not incur any significant research and development expenses in connection with this agreement.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

7.	Long-term Debt

The Company’s outstanding long-term debt consists of the following (in thousands):

	December 31, 2020	March 31, 2021

Principal of the SVB Oxford Term Loan	$12,000	$12,000
Principal of the PPP Loan	767	—
Unamortized discount	(275)	(202)

Term loans	$12,492	$11,798

Loan and Security Agreement

In August 2017, the Company executed a Loan and Security Agreement (“LSA”) with Pacific Western Bank (“PWB”), which provided for one or more term loans (“Pacific Western Term Loans”) with an aggregate principal amount up to $10.0 million available to be drawn in two tranches. The first tranche of $7.5 million (“First Tranche”) was borrowed in September 2017. In September 2019, the Third Amendment (see below) increased the capacity under the second tranche to up to $4.8 million (“Second Tranche”). In connection with the First Tranche drawdown, the Company issued to PWB a warrant to purchase 259,193 shares of the Company’s Series A-2 convertible preferred stock at an exercise price of $0.7234 per share. The fair value of the First Tranche warrant at issuance was $0.1 million, which was recorded as a debt discount and is being amortized over the First Tranche term using the effective interest method.

In March 2020, the Company drew down the Second Tranche available under the LSA in the amount of $4.8 million. In connection with this drawdown, the Company issued to PWB a warrant to purchase 27,539 shares of the Company’s Series B convertible preferred stock at an exercise price of $1.4525 per share. The fair value of the Second Tranche warrant at issuance was $29,000, which was recorded as a debt discount and is being amortized over the Second Tranche term using the effective interest method.

The Company entered into Amendments to the LSA with PWB during December 2018 (“First Amendment”), May 2019 (“Second Amendment”), September 2019 (“Third Amendment”), February 2020 (“Fourth Amendment”) and July 2020 (“Fifth Amendment”). The First Amendment amended the timing related to a financing term sheet milestone covenant. The Second Amendment updated a depository clause that allows the Company and its subsidiaries to maintain a certain cash account balance outside the United States, waived a capital expenditures covenant violation, and amended the capital expenditures negative covenant.

The Third Amendment increased the capacity under the Second Tranche to up to $4.8 million, extended the Maturity Date of the Pacific Western Term Loans to September 27, 2023, extended the interest-only period to July 27, 2020, extended the availability period of Second Tranche to June 30, 2020, and amended the financial covenants to require the Company to maintain a balance of cash of at least $3.0 million on a daily basis.

In connection with the Third Amendment, the Company also issued a warrant to PWB to purchase 37,866 shares of the Series B convertible preferred stock at an exercise price of $1.4525 per share. The fair value of the warrant at issuance was $40,000, which was recorded as a debt discount and is being amortized over the remaining First Tranche term, as amended, using the effective interest method.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

The Fourth Amendment waived violations of certain nonfinancial covenants as of December 31, 2019 and extended the timeline to cure these violations. The Fifth Amendment extended the interest-only period through October 27, 2020. The Company was in compliance with the LSA financial and non-financial covenants as of the date on which all outstanding amounts under the LSA were fully repaid in October 2020.

In connection with the Pacific Western Term Loans, during the three months ended March 31, 2020, the Company recognized interest expense of $0.1 million, consisting primarily of stated interest.

In October 2020, the Company used proceeds from the first tranche of the SVB Oxford Term Loans (see below) to repay in full all amounts due under the Pacific Western Term Loans.

SVB Oxford Loan and Security Agreement

In October 2020, the Company entered into the SVB Oxford Loan and Security Agreement, which provided for a four-year $20.0 million term loan facility that can be drawn in three tranches (“SVB Oxford Term Loans”). The first tranche of $12.0 million (“First Tranche”) was borrowed in October 2020 and the second and the third tranches have not been drawn as of December 31, 2020 and are available to draw if the Company satisfies certain revenue milestones on or before December 31, 2021.

The SVB Oxford Term Loans mature on November 1, 2024 and bear interest on the outstanding daily balance at a floating annual rate equal to the greater of 7.45% or Wall Street Journal prime rate plus 4.20% (7.45% as of March 31, 2021). Interest is due and payable monthly in arrears. No principal payments are due during an interest-only period commencing on the initial borrowing date and continuing through May 31, 2022. The interest-only period can be extended to November 30, 2022 if the Company draws the second tranche of SVB Oxford Term Loans, and can be further extended to May 31, 2023 if the Company satisfies a specified equity financing milestone on or before December 31, 2021.

The terms of the SVB Oxford Loan and Security Agreement provide for a final payment equal to 6.15% of the advanced amount of SVB Oxford Term Loans, or approximately $0.7 million (assuming the Company does not draw the second or third tranches), in addition to the outstanding principal, due at maturity (or any earlier date of optional pre-payment or acceleration of principal due to an event of default). Such final payment was recorded as a debt discount and is being accreted to interest expense over the First Tranche term using the effective interest method. The Company may, at its option, prepay the SVB Oxford Term Loans in full, subject to an additional prepayment fee of 2% of the outstanding principal amount of the SVB Oxford Term Loans if prepaid in the first year, 1% if prepaid in the second year and 0% if prepaid thereafter. The applicable prepayment fee would also be due and payable in the event of an acceleration of the principal amount of the SVB Oxford Term Loans during such periods due to an event of default. The SVB Oxford Term Loans are secured by substantially all of our assets, excluding intellectual property.

The SVB Oxford Loan and Security Agreement requires the Company to comply with a number of customary affirmative and negative covenants, including restrictive covenants that limit our ability to: incur additional indebtedness, encumber the collateral securing the SVB Oxford Term Loans, acquire, own or make investments, repurchase or redeem any class of stock or other equity interest, declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, dispose of our assets, acquire other businesses, and merge or consolidate with or into any other organization or otherwise suffer a change in control, in each case subject to certain exceptions. In

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

addition, if the Company draws the second or third tranches of the SVB Oxford Term Loans, the Company will be subject to a financial covenant to maintain minimum trailing three-month revenues specified in the SVB Oxford Loan and Security Agreement, tested as of the last day of each month.

The SVB Oxford Loan and Security Agreement also contains events of default that include, among others, non-payment defaults, inaccuracy of reps and warranties, covenant defaults, cross-defaults to other indebtedness, judgment defaults, bankruptcy and insolvency defaults, and a material adverse change default. Any default that is not cured or waived could result in acceleration of all of the Company’s repayment obligations and an increase to the then-applicable interest rate by 5.00% and would permit the lenders to exercise remedies with respect to all of the collateral that is securing the loan facility. The SVB Oxford Term Loans are secured by substantially all of the Company’s assets, excluding intellectual property. The Company is in compliance with the SVB Oxford Loan and Security Agreement financial and nonfinancial covenants as of December 31, 2020 and March 31, 2021.

In connection with the SVB Oxford Loan and Security Agreement, the Company issued a warrant to SVB and a warrant to Oxford Finance LLC to purchase an aggregate of 189,016 shares of the Company’s Series C convertible preferred stock at an initial exercise price of $0.8105 per share. The fair value of the warrants at issuance was $0.1 million, which was recorded as a debt discount and is being amortized over the First Tranche term using the effective interest method.

In connection with the SVB Oxford Term Loans, during the three months ended March 31, 2021, the Company recognized interest expense of $0.3 million, of which $0.1 million relates to amortization of debt discount.

Paycheck Protection Program Loan

On April 13, 2020, the Company entered into an unsecured loan agreement with PWB (the “PPP Loan”), under the terms of which PWB loaned the Company $0.8 million, pursuant to the Paycheck Protection Program (“PPP”), under the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). In accordance with the requirements of the CARES Act, the Company used the proceeds primarily for payroll costs and other eligible expenses. The PPP Loan had a maturity date of April 13, 2022 and accrued interest at an annual rate of 1.00% per year. The CARES Act and the PPP provide a mechanism for forgiveness of up to the full amount borrowed. In March 2021, the Company was notified by the PPP lender that the PPP Loan had been forgiven in full, including approximately $7,000 in accrued interest. The income from the forgiveness of the amount borrowed and the accrued interest was recognized as a gain on extinguishment of debt, and was recorded as a component of interest and other income, net in the unaudited condensed consolidated statement of operations during the three months ended March 31, 2021.

Future minimum payments of principal and final payment on the Company’s long-term debt as of March 31, 2021 are as follows (in thousands):

Year Ending December 31,

2022	$2,800
2023	4,800
2024	5,138

Total future payments	12,738
Less: final payment	(738)

Total future principal payments	$12,000

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

8.	Convertible Preferred Stock and Stockholders’ Deficit

Convertible Preferred Stock

The Company’s convertible preferred stock consists of the following (in thousands, except share amounts):

	December 31, 2020
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference

Series A-1	22,110,271	22,110,271	$11,919	$12,116
Series A-2	32,515,685	32,256,492	21,651	21,212
Series B	24,161,790	24,096,385	17,593	35,000
Series C	80,512,434	80,197,406	64,610	65,000

Total	159,300,180	158,660,554	$115,773	$133,328

	March 31, 2021
	Shares Authorized	Shares Issued and Outstanding	Net Carrying Value	Aggregate Liquidation Preference

Series A-1	22,110,271	22,110,271	$11,919	$12,116
Series A-2	32,515,685	32,256,492	21,651	21,212
Series B	24,161,790	24,096,385	17,593	35,000
Series C	80,512,434	80,197,406	64,610	65,000

Total	159,300,180	158,660,554	$115,773	$133,328

The Company has classified its convertible preferred stock as temporary equity in the accompanying condensed consolidated balance sheets due to terms that allow for redemption of the shares upon certain change in control events that are outside of the Company’s control, including sale or transfer of control of the Company as holders of the convertible preferred stock could cause redemption of the shares in these situations. The Company does not accrete the carrying values of the convertible preferred stock to the redemption values since a liquidation event was not considered probable as of December 31, 2020 and March 31, 2021. Subsequent adjustments of the carrying values to the ultimate redemption values will be made only when it becomes probable that such a liquidation event will occur.

The following is a summary of the rights and privileges of the preferred stockholders as of March 31, 2021:

Optional Conversion

Each share of convertible preferred stock is convertible, at the option of the holder, at any time, into shares of common stock. The number of common stock shares to be issued upon conversion is determined by dividing the original issuance price for the relevant series of convertible preferred stock by the conversion price for such series. As of March 31, 2021, the conversion price per share of convertible preferred stock is equivalent to the original issue price. The original issuance price for Series A-1 convertible preferred stock is $0.548 per share, Series A-2 convertible preferred stock is $0.6576 per share, Series B convertible preferred stock is $1.4525 per share and Series C convertible preferred stock is $0.8105 per share.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Based on the conversion ratios in effect as of March 31, 2021, the Series A-1, Series A-2, Series B and Series C convertible preferred stock will convert on a one-for-one basis into common stock. The respective applicable conversion price is subject to adjustment upon any future stock splits or stock combinations, reclassifications, or exchanges of similar stock, upon a reorganization, merger, or consolidation of the Company, or upon the issuance or sale by the Company of common stock for consideration less than the applicable conversion price.

Mandatory Conversion

Each share of convertible preferred stock automatically converts into shares of common stock upon (i) receipt of the request by a majority vote of the convertible preferred stockholders or (ii) the closing of the sale of common stock in a public offering provided the offering price per share is not less than $1.19 and the aggregate gross proceeds are in excess of $50.0 million (“Qualified IPO”) or in a non-Qualified IPO, upon the approval of a majority of the convertible preferred stockholders.

Liquidation Preference

In the event of any liquidation, dissolution or winding up of the Company, including a merger or acquisition, the convertible preferred stockholders are entitled to receive a per share amount equal to the greater of (i) the original issuance price of the convertible preferred stock plus any accrued dividends not yet paid plus any other dividends declared and unpaid or (ii) the amount payable had all classes of shares been converted to common stock. After the payment or setting aside for payment to the holders of the Series A, Series A-1, Series B and Series C convertible preferred stock of their full liquidation preference amounts, the entire remaining assets of the Company legally available for distribution shall be distributed pro rata to the holders of common stock in proportion to the number of shares of common stock held by them.

Dividends

Dividends accrue at an annual rate of $0.04384 per share for the Series A-1, $0.05261 per share for the Series A-2, $0.1162 per share for the Series B, and $0.0648 per share for Series C convertible preferred stock. Series C convertible preferred stock dividends are payable in preference and priority to any declaration or payment of any distribution on Series B convertible preferred stock, Series A-1 convertible preferred stock, Series A-2 convertible preferred stock or common stock of the Company in such calendar year. Series B convertible preferred stock dividends are payable in preference and priority to any declaration or payment of any distribution on Series A-1 convertible preferred stock, Series A-2 convertible preferred stock or common stock of the Company in such calendar year. Such dividends are payable out of funds legally available, are payable only when and if declared by the Board of Directors and are noncumulative. No dividends may be paid on the common stock during any fiscal year until the Series A-1, Series A-2, Series B and Series C convertible preferred stockholders have received their dividend preference for that fiscal year. After the payment of these dividends, any dividends declared by the Board of Directors out of funds legally available shall be shared equally among all outstanding shares on an as-converted basis. No dividends have been declared to date.

Voting Rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. Holders of convertible preferred stock and common stock vote together as one class on an as-converted basis. The holders of Series A-1 and A-2 convertible preferred stock, voting together as a single class, are entitled to elect two members of the Board of

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Directors. The holders of Series B convertible preferred stock, voting as a separate class, are entitled to elect one member of the Board of Directors. The holders of Series C convertible preferred stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of a majority of common stock and a majority of convertible preferred stock, voting as separate classes, are entitled to elect one member of the Board of Directors. Any additional members of the Board of Directors shall be elected by the holders of common stock and convertible preferred stock voting together as a single class.

Redemption Rights

There are no redemption rights afforded to the holders of convertible preferred stock. Upon certain change in control events that are outside of the Company’s control, including liquidation, sale or transfer of control of the Company, holders of the convertible preferred stock can cause its redemption.

Common Stock

The holders of the Company’s common stock have one vote for each share of common stock. Common stockholders are entitled to dividends when, as, and if declared by the Board of Directors, subject to the prior rights of the convertible preferred stockholders. The holders have no preemptive or other subscription rights and there is no redemption or sinking fund provisions with respect to such shares. No dividends had been declared by the Board of Directors to date.

The Company reserved the following shares of common stock for issuance as follows:

	December 31, 2020	March 31, 2021

Conversion of outstanding shares of convertible preferred stock	158,660,554	158,660,554
Convertible preferred stock warrants outstanding	513,614	513,614
Options outstanding under the 2014 Equity Incentive plan as amended	41,264,533	41,896,057
Options available for future grant	6,770,517	5,412,991

	207,209,218	206,483,216

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

9.	Convertible Preferred Stock Warrants

The key terms and the number of the outstanding warrants to purchase convertible preferred stock are summarized in the following table:

Class of Stock	Exercise Price	Grant Date	Expiration Date	December 31, 2020	March 31, 2021

Series A-2 convertible preferred stock	$0.7234	August 9, 2017	August 9, 2027	259,193	259,193
Series B convertible preferred stock	$1.4525	September 27, 2019	September 27, 2029	37,866	37,866
Series B convertible preferred stock	$1.4525	March 4, 2020	March 4, 2030	27,539	27,539
Series C convertible preferred stock	$0.8105	October 29, 2020	October 29, 2030	189,016	189,016

				513,614	513,614

In connection with its debt financing, the Company issued Series A-2, Series B and Series C convertible preferred stock warrants to various financial institutions.

10.	Stock-based Compensation

In 2014, the Company adopted the 2014 Equity Incentive Plan (the “Plan”), which was subsequently amended in 2015, 2016 and 2018. The Plan provides for granting incentive stock options, non-statutory stock options, stock appreciation rights, restricted stock and restricted stock units to employees, directors and consultants. As of March 31, 2021, there were 48,597,894 shares authorized under the Plan. The per share exercise price of an option will be no less than 100% of the fair market value per share on the date of grant. In addition, in the case of an Incentive Stock Option granted to an employee who owns stock representing more than 10% of the total combined voting power of all classes of stock of the Company, the per share exercise price will be no less than 110% of the fair market value per share on the date of grant. Stock options granted to employees and nonemployees under the Plan generally vest over 3 or 4 years. Options granted under the Plan generally expire ten years after the date of grant. As of March 31, 2021, 5,412,991 shares were available for future grants.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

Stock Option Activity

The following table summarizes the stock option activity under the Plan:

	Options outstanding
	Number of Options	Weighted Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value

Outstanding as of December 31, 2020	41,264,533	$0.26	8.49	$1,391
Granted	1,693,655	$0.60
Exercised	(726,002)	$0.43
Cancelled	(336,129)	$0.28

Outstanding as of March 31, 2021	41,896,057	$0.27	8.30	$17,608

Vested and exercisable as of March 31, 2021	13,693,609	$0.19	6.41	$6,832

The fair value of an employee stock option is estimated on the date of grant using the Black-Scholes option-pricing model. The following ranges of assumptions were used to value options granted to employees and nonemployees:

	Three months ended March 31,
	2020	2021
Expected stock price volatility	83%	82%
Dividend yield	0.00%	0.00%
Risk-free interest rate	1.08 - 1.42%	0.78 - 1.34%
Expected term (years)	6.25 - 10.00	6.25
Estimated fair value of common stock	$0.39	$0.56 - 0.69

Stock-Based Compensation

Stock-based compensation was classified in the unaudited condensed consolidated statements of operations as follows (in thousands):

	Three months ended March 31,
	2020	2021

Research and development	$64	$123
General and administrative	117	376

Total stock-based compensation	$181	$499

In March 2020, the Company modified certain equity awards in connection with a change of employment status of its former chief executive officer and recognized a modification charge of $59,000 as stock-based compensation on that date.

Nalu Medical, Inc. and Subsidiary

Notes to Condensed Consolidated Financial Statements

11.	Income Taxes

For the three months ended March 31, 2020 and 2021, the Company incurred insignificant amounts for an income tax provision. The U.S. federal and California deferred tax assets generated from the Company’s net operating losses have been fully reserved, as the Company believes it is not more likely than not that the benefit will be realized.

12.	Net Loss per Share Attributable to Common Stockholders

The following outstanding potentially dilutive shares have been excluded from the calculation of diluted net loss per share due to their anti-dilutive effect:

	Three months ended March 31,
	2020	2021
Convertible preferred stock on an as-if-converted basis	158,660,554	158,660,554
Warrants to purchase convertible preferred stock	513,614	513,614
Options to purchase common stock	41,264,533	41,896,057

Total	200,438,701	201,070,225

13.	Related Parties

In June 2015, the Company entered into the AcceleMed-Stanford Sublicense Agreement (see Note 6). Under the terms of the agreement, AcceleMed agreed to sublicense certain Stanford licenses to the Company. One of the Company’s officers has a significant ownership interest in AcceleMed and therefore AcceleMed is considered a related party. During the three months ended March 31, 2020 and 2021, the Company did not make any payments under the terms of the AcceleMed-Stanford Sublicense Agreement. As of December 31, 2020 and March 31, 2021, no amounts were outstanding to be paid under this agreement, respectively.

14.	Subsequent Events

The Company evaluated subsequent events through June 2, 2021, the date at which these unaudited condensed consolidated financial statements were available to be issued, and has determined that there were no subsequent events that require further recognition or disclosure in the accompanying consolidated financial statements.

             Shares

Common Stock

J.P. Morgan	BofA Securities	William Blair
BTIG		JMP Securities

                    , 2021

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the expenses to be incurred in connection with the offering described in this Registration Statement, other than underwriting discounts and commissions, all of which will be paid by us. All amounts are estimates except the Securities and Exchange Commission’s registration fee, the Financial Industry Regulatory Authority, Inc.’s filing fee and the Nasdaq listing fee.

Amount to be paid

SEC registration fee	$ *
FINRA filing fee	*
Nasdaq listing fee	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Transfer agent and registrar fees	*
Miscellaneous expenses	*

Total	$ *

*	To be provided by amendment.

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers, provided that the person acted in good faith and in a manner the person reasonably believed to be in our best interests, and, with respect to any criminal action, had no reasonable cause to believe the person’s actions were unlawful. The Delaware General Corporation Law further provides that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation’s bylaws, any agreement, a vote of stockholders or otherwise. The certificate of incorporation of the registrant to be in effect upon the completion of this offering provides for the indemnification of the registrant’s directors and officers to the fullest extent permitted under the Delaware General Corporation Law. In addition, the bylaws of the registrant to be in effect upon the completion of this offering require the registrant to fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was a director or officer of the registrant serving at the registrant’s request as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, to the fullest extent permitted by applicable law.

Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except (1) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) for payments of unlawful dividends or unlawful stock repurchases or redemptions or (4) for any transaction from which the director derived an improper personal benefit. The registrant’s certificate of incorporation to be in effect upon the completion of this offering provides that the registrant’s directors shall not be personally liable to it or its stockholders for monetary damages for breach of fiduciary duty as a director and that if the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of the registrant’s directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Section 174 of the Delaware General Corporation Law provides, among other things, that a director who willfully or negligently approves of an unlawful payment of dividends or an unlawful stock purchase or redemption may be held liable for such actions. A director who was either absent when the unlawful actions were approved, or dissented at the time, may avoid liability by causing his or her dissent to such actions to be entered in the books containing minutes of the meetings of the board of directors at the time such action occurred or immediately after such absent director receives notice of the unlawful acts.

As permitted by the Delaware General Corporation Law, the registrant intends to enter into separate indemnification agreements with each of the registrant’s directors and certain of the registrant’s officers which would require the registrant, among other things, to indemnify them against certain liabilities which may arise by reason of their status as directors, officers, or certain other employees.

The registrant expects to obtain and maintain insurance policies under which its directors and officers are insured, within the limits and subject to the limitations of those policies, against certain expenses in connection with the defense of, and certain liabilities which might be imposed as a result of, actions, suits, or proceedings to which they are parties by reason of being or having been directors or officers. The coverage provided by these policies may apply whether or not the registrant would have the power to indemnify such person against such liability under the provisions of the Delaware General Corporation Law.

These indemnification provisions and the indemnification agreements intended to be entered into between the registrant and the registrant’s officers and directors may be sufficiently broad to permit indemnification of the registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act of 1933, as amended.

The underwriting agreement between the registrant and the underwriters to be filed as Exhibit 1.1 to this registration statement provides for the indemnification by the underwriters of the registrant’s directors and officers and certain controlling persons against specified liabilities, including liabilities under the Securities Act with respect to information provided by the underwriters specifically for inclusion in the registration statement.

Item 15. Recent Sales of Unregistered Securities

The following list sets forth information regarding all unregistered securities sold by us since January 1, 2018. No underwriters were involved in the sales and the certificates representing the securities sold and issued contain legends restricting transfer of the securities without registration under the Securities Act or an applicable exemption from registration.

(a)	In August 2018, we issued and sold an aggregate of 24,096,385 shares of our Series B preferred stock at a purchase price of $1.4525 per share for aggregate proceeds of approximately $35.0 million to a total of one (1) accredited investor.

(b)	In September 2019, we issued a warrant exercisable for up to 259,193 shares of our Series A-2 convertible preferred stock at a price of $0.7234 per share.

(c)	In September 2019, we issued a warrant exercisable for up to 37,866 shares of our Series B convertible preferred stock at a price of $1.4525 per share. In March 2020, this warrant became exercisable for up to additional 27,539 shares of our Series B convertible preferred stock at a price of $1.4525 per share.

(d)	In July 2020, we issued and sold an aggregate of 80,197,406 shares of our Series C preferred stock at a purchase price of $0.8105 per share for aggregate proceeds of approximately $65.0 million to seven (7) accredited investors.

(e)	In October 2020, we issued warrants exercisable for up to 189,016 shares of our Series C preferred stock at a price of $0.8105 per share to two (2) accredited investors.

(f)	From January 1, 2018 through May 21, 2021, we granted stock options to purchase an aggregate of 34,890,638 shares of common stock under our 2014 Plan at exercise prices per share ranging from $0.21 to $0.69.

(g)	From January 1, 2018 through May 21, 2021, we issued and sold an aggregate of 1,250,648 shares of common stock upon the exercise of options under our 2014 Plan at an exercise price per share of $0.07 to $0.69.

The offers, sales and issuances of the securities described in Items 15(a), 15(b), 15(c), 15(d), and 15(e) were exempt from registration under the Securities Act under Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving a public offering. The recipients of securities in each of these transactions acquired the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was an accredited person and had adequate access, through employment, business, or other relationships, to information about the registrant.

The offers, sales and issuances of the securities described in Item 15(f) and Item 15(g) were exempt from registration under the Securities Act under either (1) Rule 701 in that the transactions were under compensatory benefit plans and contracts relating to compensation as provided under Rule 701 or (2) Section 4(a)(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of such securities were the registrant’s employees, consultants or directors and received the securities under our 2014 Plan. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the securities issued in these transactions.

Item 16. Exhibit and Financial Statement Schedules

(a)    Exhibits.

See the Exhibit Index immediately preceding the signature page hereto for a list of exhibits filed as part of this registration statement on Form S-1, which Exhibit Index is incorporated herein by reference.

(b)    Financial Statement Schedules.

Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the completion specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement, including Form of Lock-up Agreement.

3.1^	Amended and Restated Certificate of Incorporation of the Registrant, as amended, in effect.

3.2^	Certificate of Amendment to the Amended and Restated Certificate of Incorporation, currently in effect.

3.3*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon the completion of this offering.

3.4^	Bylaws of the Registrant, as currently in effect.

3.5*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon the completion of this offering.

4.1*	Amended and Restated Investor Rights Agreement among the Registrant and certain of its stockholders, dated July 30, 2020.

4.2*	Specimen common stock certificate of the Registrant.

4.3^	Amended and Restated Warrant to Purchase Stock issued September 27, 2019, issued by the Registrant to PacWest Bancorp.

4.4^	Second Warrant to Purchase Stock issued September 27, 2019, issued by the Registrant to PacWest Bancorp.

4.5^	Warrant to Purchase Stock issued October 29, 2020, issued by the Registrant to Oxford Finance LLC.

4.6^	Warrant to Purchase Stock issued October 29, 2020, issued by the Registrant to Silicon Valley Bank.

5.1*	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1+*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers, to be in effect upon the completion of this offering.

10.2+*	2014 Equity Incentive Plan, as amended, and forms of agreements thereunder.

10.3+*	2021 Equity Incentive Plan and forms of agreements thereunder, to be in effect upon the completion of this offering.

10.4+*	2021 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.

10.5#^	Amended and Restated Patent License Agreement, dated June 26, 2015, between the Company and AcceleMed, LLC.

10.6#^	Sublicense Agreement, dated June 26, 2015, between the Registrant and AcceleMed, LLC.

10.7^	Loan and Security Agreement, dated October 29, 2020, among the Registrant, Silicon Valley Bank, and Oxford Finance, LLC.

10.8*	Consulting Agreement dated July 1, 2020 between the Company and Keegan Harper.

10.9+*	Offer Letter between the Registrant and Earl Fender effective as of , 2021.

10.10+*	Offer Letter between the Registrant and Jeffrey Swiecki effective as of , 2021.

10.11+*	Offer Letter between the Registrant and Jonathan Ruais effective as of , 2021.

21.1*	Subsidiaries of the Registrant.

23.1*	Consent of Deloitte & Touche LLP.

23.2*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6 to this Form S-1).

^	Previously submitted.
*	To be filed by amendment.
+	Indicated management contract or compensatory plan.
#	Portions of the exhibit have been omitted as the Registrant has determined that: (i) the omitted information is not material; and (ii) the omitted information would likely cause competitive harm to the Registrant if publicly disclosed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Carlsbad, California, on             , 2021.

NALU MEDICAL, INC.

By:
Earl Fender
President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Earl Fender and Jeffrey Swiecki, and each of them acting individually, as his or her true and lawful attorneys-in-fact and agents, with full power of each to act alone, with full power of substitution and substitution, for him or her and in his or her name, place and stead, in any and all capacities to sign the registration statement filed herewith and any or all amendments to said registration agreement (including post-effective amendments and any related registration statements thereto filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, and otherwise) and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Earl Fender	President, Chief Executive Officer and Director (Principal Executive Officer)	, 2021

Jeffrey Swiecki	Chief Financial Officer (Principal Financial and Accounting Officer)	, 2021

Keegan Harper	Chairperson of the Board	, 2021

Juliet Tammenoms Bakker	Director	, 2021

William J. Dawson	Director	, 2021

Shahzad Malik, M.D.	Director	, 2021

Nathan Pliam, M.D., Ph.D.	Director	, 2021

Alexander Schmitz	Director	, 2021